As filed with the Securities and Exchange Commission on August 13, 2008
Registration No. 333-150876

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 1

to

Form S-1

REGISTRATION STATEMENT
THE SECURITIES ACT OF 1933

Grand Canyon Education, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	8221	20-3356009
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3300 W. Camelback Road
Phoenix, Arizona 85017
(602) 639-7500
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Christopher C. Richardson
General Counsel
Grand Canyon Education, Inc.
3300 W. Camelback Road
Phoenix, Arizona 85017
(602) 639-7500
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Steven D. Pidgeon, Esq.	Mark A. Stegemoeller, Esq.
David P. Lewis, Esq.	Steven B. Stokdyk, Esq.
DLA Piper US LLP	Latham & Watkins LLP
2415 East Camelback Road, Suite 700	355 South Grand Avenue
Phoenix, Arizona 85016	Los Angeles, California 90071
(480) 606-5100	(213) 485-1234

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Dated August 13, 2008

          Shares

Grand Canyon Education, Inc.
Common Stock

This is the initial public offering of common stock of Grand Canyon Education, Inc. We are offering           shares of our common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $      and $      per share. We have applied to list our common stock on the Nasdaq Global Market under the symbol “LOPE.”

          percent of the gross proceeds from the sale of stock in this offering, before underwriting discounts and commissions and estimated offering expenses, will be paid to our existing shareholders as a special distribution.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 10.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters a 30-day option to purchase up to           additional shares of common stock from us at the public offering price, less the underwriting discounts and commissions, to cover over-allotments of shares, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock will be made on or about          , 2008.

Joint Book-Running Managers

Credit Suisse	Merrill Lynch & Co.

BMO Capital Markets William Blair & Company Piper Jaffray

The date of this prospectus is          , 2008

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

Until          , 2008 (25 days after the date of this prospectus), all dealers, whether or not participating in this offering, that effect transactions in these securities may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter in this offering and when selling previously unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary sets forth the material terms of the offering, but does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully before making an investment decision, especially the risks of investing in our common stock described under “Risk Factors.” Unless the context otherwise requires, the terms “we,” “us,” “our,” and “Grand Canyon” refer to Grand Canyon Education, Inc. and our predecessor as context requires.

Overview

We are a regionally accredited provider of online postsecondary education services focused on offering graduate and undergraduate degree programs in our core disciplines of education, business, and healthcare. In addition to our online programs, we offer ground programs at our traditional campus in Phoenix, Arizona and onsite at the facilities of employers. We are committed to providing an academically rigorous educational experience with a focus on career-oriented programs that meet the objectives of working adults. We utilize an integrated, innovative approach to marketing, recruiting, and retaining students, which has enabled us to increase enrollment from approximately 3,000 students at the end of 2003 to approximately 16,500 students at June 30, 2008, representing a compound annual growth rate of approximately 46%. At December 31, 2007, our enrollment was approximately 14,800, 85% of our students were enrolled in our online programs, and 62% of our students were pursuing master’s degrees.

Our three core disciplines of education, business, and healthcare represent large markets with attractive employment opportunities. According to a March 2008 report from the U.S. Department of Education, National Center for Education Statistics, or NCES, these disciplines ranked as three of the four most popular fields of postsecondary education, based on degrees conferred in the 2005-06 school year. The U.S. Department of Labor, Bureau of Labor Statistics, or BLS, estimated in its 2008-09 Career Guide that these fields comprised over 40 million jobs in 2006, many of which require postsecondary education credentials. Furthermore, the BLS has projected that the education, business, and healthcare fields will generate approximately six million new jobs between 2006 and 2016.

We primarily focus on recruiting and educating working adults, whom we define as students age 25 or older who are pursuing a degree while employed. As of June 30, 2008, approximately 92% of our online students were age 25 or older. We believe that working adults are attracted to the convenience and flexibility of our online programs because they can study and interact with faculty and classmates during times that suit their schedules. We also believe that working adults represent an attractive student population because they are better able to finance their education, more readily recognize the benefits of a postsecondary degree, and have higher persistence and completion rates than students generally.

We have experienced significant growth in enrollment, net revenue, and operating income over the last several years. Our enrollment at December 31, 2007 was approximately 14,800, representing an increase of approximately 38% over our enrollment at December 31, 2006. Our net revenue and operating income for the year ended December 31, 2007 were $99.3 million and $4.3 million, respectively, representing increases of 37.7% and 42.8%, respectively, over the year ended December 31, 2006. Our enrollment at June 30, 2008 was approximately 16,500, representing an increase of approximately 60% over our enrollment at June 30, 2007. Our net revenue and operating income for the six months ended June 30, 2008 were $70.3 million, and $6.3 million, respectively, representing increases of 59.5% and 172.2%, respectively, over the six months ended June 30, 2007. We seek to achieve continued growth in a manner that reinforces our reputation for providing academically rigorous, career-oriented educational programs that advance the careers of our students.

We have been regionally accredited by the Higher Learning Commission of the North Central Association of Colleges and Schools, or the Higher Learning Commission, and its predecessor since 1968, and we were reaccredited by the Higher Learning Commission in 2007 for the maximum term of ten years. In addition, we have specialized accreditations for certain programs from the Association of Collegiate Business Schools and Programs, the Commission on Collegiate Nursing Education, and the Commission on Accreditation of Athletic

Training Education. We believe that our regional accreditation, together with these specialized accreditations, reflect the quality of our programs, enhance their marketability, and improve the employability of our graduates.

We were founded as Grand Canyon College, a traditional, private, non-profit college, in 1949 and moved to our existing campus in Phoenix, Arizona in 1951. In February 2004, several of our current stockholders acquired Grand Canyon University and converted it to a for-profit institution. Since then, we have enhanced our senior management team, expanded our online platform and programs, and initiated a marketing and branding effort to further differentiate us in the markets in which we operate and support our continued growth.

Industry

The United States market for postsecondary education represents a large and growing opportunity. According to the March 2008 NCES report, total revenue for all degree-granting postsecondary institutions was over $385 billion for the 2004-05 school year. Approximately 18.0 million students were projected to be enrolled in postsecondary institutions in 2007 and the number was projected to grow to 18.8 million by 2010. We believe that future growth in this market will be driven, in part, by the increasing number of job openings in occupations that require bachelor’s or master’s degrees, which a November 2007 report based on BLS data has projected will grow approximately 17% and 19%, respectively, between 2006 and 2016, or nearly double the growth rate the BLS projected for occupations that do not require postsecondary degrees. Moreover, according to U.S. Census Bureau data, individuals with a postsecondary degree are able to obtain a significant compensation premium relative to individuals without a degree.

The market for online postsecondary education is growing more rapidly than the overall postsecondary market. A 2007 study by Eduventures, LLC, an education consulting and research firm, projected that from 2002 to 2007 enrollment in online postsecondary programs increased from approximately 0.5 million to approximately 1.8 million, representing a compound annual growth rate of approximately 30.4%. In comparison, in December 2007 the NCES projected a compound annual growth rate of 1.6% in enrollment in postsecondary programs overall during the same period. We believe this growth has been driven by a number of factors, including the greater convenience and flexibility of online programs as compared to ground-based programs and the increased acceptance of online programs among academics and employers. According to a 2006 survey by the Sloan Consortium, a trade group focused on online education, 79.1% of chief academic officers surveyed at institutions with 15,000 or more students, most of which offer online programs, and 61.9% of all chief academic officers surveyed, believe that online learning outcomes are equal or superior to traditional face-to-face instruction.

Competitive Strengths

We believe we have the following competitive strengths:

Established presence in targeted, high demand disciplines.  We have an established presence within our three core disciplines of education, business, and healthcare. We believe our focused approach enables us to develop our academic reputation and brand identity within our core disciplines, recruit and retain quality faculty and staff members, and meet the educational and career objectives of our students.

Focus on graduate degrees for working adults.  We have designed our program offerings and our online delivery platform to meet the needs of working adults, particularly those seeking graduate degrees to obtain pay increases or job promotions that are directly tied to higher educational attainment.

Innovative marketing, recruiting, and retention strategy.  We have developed an integrated, innovative approach to student marketing, recruitment, and retention to reach our targeted students. We also proactively provide support to students at key points during their consideration of, and enrollment at, Grand Canyon University to enhance the probability of student enrollment and retention.

Commitment to offering academically rigorous, career-oriented programs.  We are committed to offering academically rigorous educational programs that are designed to help our students achieve their career objectives. Our programs are taught by qualified faculty, substantially all of whom hold at least a master’s degree and often have practical experience in their respective fields.

Complementary online capabilities and campus-based tradition.  We believe that our online capabilities, combined with our nearly 60-year heritage as a traditional campus-based university, differentiate us in the for-profit postsecondary market and enhance the reputation of our degree programs among prospective students and employers.

Experienced executive management team with strong operating track-record.  Our executive management team possesses extensive experience in the management and operation of publicly-traded for-profit, postsecondary education companies, as well as other educational services businesses, including in the areas of marketing to, recruiting, and retaining students pursuing online and other distance education degree offerings, and in online content development.

Growth Strategies

We intend to pursue the following growth strategies:

Increase enrollment in existing programs.  We intend to increase enrollment in existing programs within our three core disciplines, which we believe offer ample opportunity for growth. We also intend to continue to increase the number of our enrollment counselors and marketing and student services personnel to drive enrollment growth and enhance student retention.

Expand online program and degree offerings.  We develop and offer new programs that we believe have attractive demand characteristics. We launched 17 new online program offerings in 2007 and intend to launch a total of 12 new online programs in 2008, seven of which were launched in the first six months of 2008, including our first doctoral degree program. Our new program offerings typically build on existing programs and offer our students the opportunity to pursue their specific educational objectives while allowing us to expand our program offerings with only modest incremental investment.

Further enhance our brand recognition.  We continue to enhance our brand recognition by pursuing online and offline marketing campaigns, establishing strategic branding relationships with recognized industry leaders, and developing complementary resources in our core disciplines that increase the overall awareness of our offerings.

Expand relationships with private sector and government employers.  We seek additional relationships with health care systems, school districts, emergency services providers, and other employers through which we market our offerings to their employees. These relationships provide leads for our programs, build our recognition among employers in our core disciplines, and enable us to identify new programs and degrees that are in demand by students and employers.

Leverage infrastructure and drive earnings growth.  We have made significant investments in our people, processes, and technology infrastructure since 2004. We believe these investments have prepared us to deliver our academic programs to a much larger student population with only modest incremental investment. We intend to leverage our historical investments as we increase our enrollment, which we believe will allow us to increase our operating margins over time.

Risks Affecting Us

Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors” immediately following this Prospectus Summary. In particular, our business would be adversely affected if:

•	we are unable to attract and retain students as a result of the highly competitive markets in which we operate;

•	we are unable to comply with the extensive regulatory requirements to which our business is subject, including requirements governing the Title IV federal student financial aid programs, state laws and regulations, and accrediting commission requirements;

•	we experience any student, regulatory, reputational, or other events that adversely affect our graduate degree offerings, from which we currently derive a significant portion of our revenues;

•	we experience damage to our reputation or other adverse effects in connection with any compliance audit, regulatory action, or negative publicity affecting us or other companies in the for-profit postsecondary education sector;

•	we are unable to attract and retain key personnel needed to sustain and grow our business;

•	our students are unable to obtain student loans on affordable terms, or at all;

•	adverse economic or other developments affect demand in our core disciplines; or

•	we are unable to develop new programs or expand our existing programs in a timely and cost-effective manner.

Corporate Information

We were formed in Delaware in November 2003 for the purpose of acquiring the assets of Grand Canyon University. Prior to completion of this offering, we intend to effect a reorganization pursuant to which we will transfer substantially all of our operations to a newly created wholly-owned subsidiary. Our principal executive offices are located at 3300 West Camelback Road, Phoenix, Arizona 85017, and our telephone number is (602) 639-7500. Our website is located at www.gcu.edu. The information on, or accessible through, our website does not constitute part of, and is not incorporated into, this prospectus.

Accreditation

We are accredited by the Higher Learning Commission of the North Central Association of Colleges and Schools, 30 N. LaSalle Street, Suite 2400, Chicago, Illinois 60602-2504; telephone (312) 263-0456; website www.ncahlc.org. The information on, or accessible through, the website of the Higher Learning Commission does not constitute part of, and is not incorporated into, this prospectus.

Industry Data

We use market data and industry forecasts and projections throughout this prospectus, which we have obtained from market research, publicly available information, and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry as of the time they were prepared, and there is no assurance that any of the projected numbers will be reached. Similarly, we believe that the surveys and market research others have completed are reliable, but we have not independently verified their findings.

OFFERING SUMMARY

Common stock offered by us	shares

Common stock outstanding after this offering	shares

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, based on the midpoint of the price range set forth on the cover page of this prospectus.

As described in “Use of Proceeds” and “Special Distribution,” we intend to use the proceeds of this offering to pay a special distribution to our stockholders of record as of , 2008, in an amount equal to % of the gross proceeds received by us from the sale of stock in this offering, including any proceeds we receive from the underwriters’ exercise of their over-allotment option, before underwriting discounts and commissions and estimated offering expenses. We also intend to use up to $16.0 million of the proceeds of this offering to redeem an outstanding warrant to purchase shares of our common stock. We intend to use the remaining proceeds to pay the expenses of this offering and for general corporate purposes.

The payment of the special distribution in the amount described above permits a return of capital to all of our stockholders as of the record date, and does so without significantly decreasing our capital resources or requiring these stockholders to sell their shares. Of the estimated aggregate amount of the special distribution of $ million (exclusive of any amounts that may be received from the underwriters’ exercise of the over-allotment option), assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, $ million will be paid in respect of shares of our capital stock over which our directors and executive officers are deemed to exercise sole or shared voting or investment power. These proceeds will be allocated as set forth in the following table.

Special Distribution

Directors
Chad N. Heath(1)	$
D. Mark Dorman(1)	$
Executive Officers
Brent D. Richardson	$
John E. Crowley	$
Christopher C. Richardson	$
All directors and executive officers as a group	$

(1)	Represents shares owned by Endeavour Capital Fund IV, L.P. and certain affiliated funds. D. Mark Dorman and Chad N. Heath, two of our directors, are managing directors of Endeavour Capital IV, LLC, the general partner of such funds.

See “Special Distribution” and “Certain Relationships and Related Transactions — Special Distribution” for additional information regarding the beneficiaries of the special distribution.

Dividend policy	Except with respect to the special distribution, we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future.

Risk factors	You should carefully read and consider the information set forth under the heading titled “Risk Factors” and all other information set forth in this prospectus before deciding to invest in shares of our common stock.

Proposed Nasdaq Global Market symbol	LOPE

The number of shares of our common stock to be outstanding following this offering is based on           shares of our common stock outstanding as of           , 2008, and excludes           shares of common stock reserved for future issuance under our stock-based compensation plans.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	no exercise by the underwriters of their option to purchase up to additional shares from us;

•	a for split of our outstanding common stock to be effected immediately prior to the effectiveness of this offering;

•	the automatic conversion of all outstanding shares of Series A convertible preferred stock into 5,953 shares of common stock upon the closing of the offering;

•	the filing of an amendment to our certificate of incorporation to provide for the automatic conversion of all outstanding shares of Series C preferred stock into shares of common stock upon the closing of the offering based on a conversion price equal to the initial public offering price per share, assuming an initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus;

•	the repurchase by us of an outstanding warrant to purchase common stock for up to $16.0 million in cash, as described under “Use of Proceeds;”

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the effectiveness of this offering; and

•	the rounding of all fractional share amounts to the nearest whole number.

SUMMARY FINANCIAL AND OTHER DATA

The following table sets forth our summary financial and other data as of the dates and for the periods indicated. The statement of operations and other data, excluding period end enrollment, for each of the years in the three-year period ended December 31, 2007, have been derived from our audited financial statements, which are included elsewhere in this prospectus. The statement of operations and other data, excluding period end enrollment, for each of the six month periods ended June 30, 2007 and 2008, and the balance sheet data as of June 30, 2008, have been derived from our unaudited financial statements, which are presented elsewhere in this prospectus and include, in the opinion of management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of such data. Our historical results are not necessarily indicative of our results for any future period.

You should read the following summary financial and other data in conjunction with “Selected Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
	(Restated)(1)			(Unaudited)
	(In thousands, except enrollment, share,
	and per share data)

Statement of Operations Data:
Net revenue	$51,793	$72,111	$99,326	$44,071	$70,275
Costs and expenses:
Instructional costs and services	28,063	31,287	39,050	17,555	24,028
Selling and promotional	14,047	20,093	35,148	14,186	27,473
General and administrative	12,968	15,011	17,001	8,377	10,960
Royalty to former owner	1,619	2,678	3,782	1,629	1,488

Total costs and expenses	56,697	69,069	94,981	41,747	63,949

Operating income (loss)	(4,904)	3,042	4,345	2,324	6,326
Interest expense	(3,098)	(2,827)	(2,975)	(1,515)	(1,507)
Interest income	276	912	1,172	692	432

Income (loss) before income taxes	(7,726)	1,127	2,542	1,501	5,251
Income tax expense (benefit)(2)	(3,440)	529	1,016	600	2,027

Net income (loss)	(4,286)	598	1,526	901	3,224
Preferred dividends	—	(527)	(349)	(167)	(521)

Net income available (loss attributable) to common stockholders	$(4,286)	$71	$1,177	$734	$2,703

Earnings (loss) per common share
Basic	$(424)	$7	$114	$71	$259
Diluted	$(424)	$4	$61	$38	$151
Shares used in computing earnings (loss) per common share
Basic	10,115	10,325	10,363	10,325	10,454
Diluted	10,115	20,185	19,246	19,196	17,866
Other Data:
Capital expenditures	$817	$2,387	$7,406	$3,234	$3,983
Depreciation and amortization	$1,879	$2,396	$3,300	$1,473	$2,269
Adjusted EBITDA(3)	$(895)	$9,074	$11,723	$5,551	$10,294
Period end enrollment:(4)
Online	6,212	8,406	12,497	9,032	14,847
Ground	2,210	2,256	2,257	1,300	1,663

	As of June 30, 2008
		Pro Forma,
		as
	Actual	Adjusted(5)
	(Unaudited)
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$7,206	$
Total assets	80,548
Capital lease obligations (including short-term)	29,420
Other indebtedness (including short-term indebtedness)	1,894
Preferred stock	32,469
Total stockholders’ deficit(2)	(8,440)

(1)	Our financial statements at December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007 have been restated. See Note 3, “Restatement of Financial Statements,” in our financial statements that are included elsewhere in this prospectus.

(2)	On August 24, 2005, we converted from a limited liability company to a taxable corporation. For all periods subsequent to such date, we have been subject to corporate-level U.S. federal and state income taxes.

(3)	Adjusted EBITDA is defined as net income (loss) plus interest expense net of interest income, plus income tax expense (benefit), and plus depreciation and amortization (EBITDA), as adjusted for (i) royalty payments incurred pursuant to an agreement with our former owner that has been terminated as of April 15, 2008, as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors affecting comparability — Settlement with former owner” and Note 2 to our financial statements that are included elsewhere in this prospectus, and (ii) management fees and expenses that are no longer paid or that will no longer be payable following completion of this offering.

We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. We also make certain compensation decisions based, in part, on our operating performance, as measured by Adjusted EBITDA. See “Compensation Discussion and Analysis — Impact of Performance on Compensation.” All of the adjustments made in our calculation of Adjusted EBITDA are adjustments to items that management does not consider to be reflective of our core operating performance. Management considers our core operating performance to be that which can be affected by our managers in any particular period through their management of the resources that affect our underlying revenue and profit generating operations during that period. Management fees and expenses and royalty expenses paid to our former owner are not considered reflective of our core operating performance.

Our management uses Adjusted EBITDA:

•	in developing our internal budgets and strategic plan;

•	as a measurement of operating performance;

•	as a factor in evaluating the performance of our management for compensation purposes; and

•	in presentations to the members of our board of directors to enable our board to have the same measurement basis of operating performance as are used by management to compare our current operating results with corresponding prior periods and with the results of other companies in our industry.

However, Adjusted EBITDA is not a recognized measurement under U.S. generally accepted accounting principles, or GAAP, and when analyzing our operating performance, investors should use Adjusted EBITDA in addition to, and not as an alternative for, net income, operating income, or any other performance measure presented in accordance with GAAP, or as an alternative to cash flow from operating activities or as a measure of our liquidity. Because not all companies use identical calculations, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA has limitations as an analytical tool, as discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Discussion.”

The following table provides a reconciliation of net income (loss) to Adjusted EBITDA, which is a non-GAAP measure, for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
	(Restated)(1)			(Unaudited)
	(In thousands)

Net income (loss)	$(4,286)	$598	$1,526	$901	$3,224
Plus: interest expense net of interest income	2,822	1,915	1,803	823	1,075
Plus: income tax expense (benefit)	(3,440)	529	1,016	600	2,027
Plus: depreciation and amortization	1,879	2,396	3,300	1,473	2,269

EBITDA	(3,025)	5,438	7,645	3,797	8,595

Plus: royalty to former owner(a)	1,619	2,678	3,782	1,629	1,488
Plus: management fees and expenses(b)	511	958	296	125	211

Adjusted EBITDA	$(895)	$9,074	$11,723	$5,551	$10,294

(a)	Reflects the royalty fee arrangement with the former owner of Grand Canyon University in which we agreed to pay a stated percentage of cash revenue generated by our online programs. As a result of the settlement of a dispute with our former owner, we are no longer obligated to pay this royalty, although the settlement includes a prepayment of future royalties that will be amortized in 2008 and future periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors affecting comparability — Settlement with former owner” and Note 2 to our financial statements, which are included elsewhere in this prospectus.

(b)	Reflects management fees and expenses of $0.1 million, $0.3 million, and $0.3 million for the years ended December 31, 2005, 2006, and 2007, respectively, and $0.1 million and $0.2 million for the six month periods ended June 30, 2007 and 2008, respectively, to the general partner of Endeavour Capital, and an aggregate of $0.4 million and $0.7 million for the years ended December 31, 2005 and 2006, respectively, to an entity affiliated with a former director and another affiliated with a significant stockholder, in each case following their investment in us. The agreements relating to these arrangements have all terminated or will terminate by their terms upon the closing of this offering. See “Certain Relationships and Related Transactions.”

(4)	The decrease in the number of ground students on June 30, 2007 and 2008 in comparison to December 31, 2006 and 2007 is attributable to the fact that a portion of our ground students typically do not enroll in classes during the summer months. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Seasonality.”

(5)	For a description of the offering and pro forma adjustments, see “Capitalization.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before making an investment in our common stock, you should carefully consider the following risks and the other information contained in this prospectus, including our financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Regulation.” The risks described below are those that we believe are the material risks we face. Any of the risk factors described below, and others that we did not anticipate, could significantly and adversely affect our business, prospects, financial condition, results of operations, and cash flows. As a result, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Industry

Our failure to comply with the extensive regulatory requirements governing our school could result in financial penalties, restrictions on our operations or growth, or loss of external financial aid funding for our students.

For our fiscal years ended December 31, 2006 and 2007, we derived approximately 63.8% and 65.5%, respectively, of our net revenue from tuition financed under federal student financial aid programs, referred to in this prospectus as the Title IV programs, which are administered by the U.S. Department of Education, or Department of Education. To participate in the Title IV programs, a school must be authorized by the appropriate state education agency or agencies, be accredited by an accrediting commission recognized by the Department of Education, and be certified as an eligible institution by the Department of Education. In addition, our operations and programs are regulated by other state education agencies and additional accrediting commissions. As a result of these requirements, we are subject to extensive regulation by the Arizona State Board for Private Postsecondary Education and education agencies of other states, the Higher Learning Commission, which is our primary accrediting commission, specialized accrediting commissions, and the Department of Education. These regulatory requirements cover the vast majority of our operations, including our educational programs, instructional and administrative staff, administrative procedures, marketing, recruiting, financial operations, and financial condition. These regulatory requirements also affect our ability to open additional schools and locations, add new educational programs, change existing educational programs, and change our corporate or ownership structure. The agencies that regulate our operations periodically revise their requirements and modify their interpretations of existing requirements. Regulatory requirements are not always precise and clear, and regulatory agencies may sometimes disagree with the way we have interpreted or applied these requirements. Any misinterpretation by us of regulatory requirements could materially adversely affect us.

If we fail to comply with any of these regulatory requirements, we could suffer financial penalties, limitations on our operations, loss of accreditation, termination of or limitations on our ability to grant degrees and certificates, or limitations on or termination of our eligibility to participate in the Title IV programs, each of which could materially adversely affect us. In addition, if we are charged with regulatory violations, our reputation could be damaged, which could have a negative impact on our stock price and our enrollments. We cannot predict with certainty how all of these regulatory requirements will be applied, or whether we will be able to comply with all of the applicable requirements in the future.

If the Department of Education does not recertify us to continue participating in the Title IV programs, our students would lose their access to Title IV program funds, or we could be recertified but required to accept significant limitations as a condition of our continued participation in the Title IV programs.

Department of Education certification to participate in the Title IV programs lasts a maximum of six years, and institutions are thus required to seek recertification from the Department of Education on a regular basis in order to continue their participation in the Title IV programs. An institution must also apply for recertification by the Department of Education if it undergoes a change in control, as defined by Department of Education regulations, and may be subject to similar review if it expands its operations or educational programs in certain ways.

Our most recent recertification, which was issued on a provisional basis in May 2005 after an extended review by the Department of Education following the change in control that occurred in February 2004, contained a number of conditions on our continued participation in the Title IV programs. At that time we were required by the Department of Education to post a letter of credit, accept restrictions on the growth of our program offerings and enrollment, and receive certain Title IV funds under the heightened cash monitoring system of payment (pursuant to which an institution is required to credit students with Title IV funds prior to obtaining those funds from the Department of Education) rather than by advance payment (pursuant to which an institution receives Title IV funds from the Department of Education in advance of disbursement to students). In October 2006, the Department of Education eliminated the letter of credit requirement and allowed the growth restrictions to expire, and in August 2007, it eliminated the heightened cash monitoring restrictions and returned us to the advance payment method. However, we remain certified on a provisional basis, which means that the Department of Education may more closely review our applications for recertification, new locations, new educational programs, acquisitions of other schools, or other significant changes, and it may revoke its certification of us without advance notice if it determines we are not fulfilling material Title IV requirements. We submitted our application for recertification in March 2008 in anticipation of the expiration of our provisional certification on June 30, 2008. The Department of Education did not make a decision on our recertification application by June 30, 2008 and therefore our participation in the Title IV programs has been automatically extended on a month-to-month basis until the Department of Education makes its decision. There can be no assurance that the Department of Education will recertify us, or that it will not impose restrictions as a condition to approving our pending recertification application or with respect to any future recertification. If the Department of Education does not renew or withdraws our certification to participate in the Title IV programs at any time, our students would no longer be able to receive Title IV program funds. Similarly, the Department of Education could renew our certification, but restrict or delay our students’ receipt of Title IV funds, limit the number of students to whom we could disburse such funds, or place other restrictions on us. Any of these outcomes would have a material adverse effect on our enrollments and us.

Congress may change the eligibility standards or reduce funding for the Title IV programs, which could reduce our student population, revenue, and profit margin.

Political and budgetary concerns significantly affect the Title IV programs. Congress must periodically reauthorize the Higher Education Act, which is the federal law that governs the Title IV programs. The last full reauthorization of the Higher Education Act occurred in 1998, which was followed by numerous temporary extensions. In July 2008, Congress passed the first full reauthorization of the Higher Education Act in ten years, which the President is expected to sign. It contains numerous revisions to the requirements governing the Title IV programs. See “Regulation — Regulation of Federal Student Financial Aid Programs.” In addition, Congress must determine funding levels for the Title IV programs on an annual basis, and can change the laws governing the Title IV programs at any time. Because a significant percentage of our revenue is derived from the Title IV programs, any action by Congress that significantly reduces Title IV program funding or our ability or the ability of our students to participate in the Title IV programs could require us to seek to arrange for other sources of financial aid for our students and could materially decrease our student enrollment. Such a decrease in our enrollment could have a material adverse effect on us. Congressional action could also require us to modify our practices in ways that could increase our administrative and regulatory costs.

If we do not meet specific financial responsibility standards established by the Department of Education, we may be required to post a letter of credit or accept other limitations in order to continue participating in the Title IV programs, or we could lose our eligibility to participate in the Title IV programs.

To participate in the Title IV programs, an institution must either satisfy specific quantitative standards of financial responsibility prescribed by the Department of Education, or post a letter of credit in favor of the Department of Education and possibly accept operating restrictions as well. These financial responsibility tests are applied to each institution on an annual basis based on the institution’s audited financial statements, and may be applied at other times, such as if the institution undergoes a change in control. These tests may also be applied to an institution’s parent company or other related entity. The operating restrictions that may be placed on an institution that does not meet the quantitative standards of financial responsibility include being transferred from the advance payment method of receiving Title IV funds to either the reimbursement or the heightened cash monitoring system, which could result in a significant delay in the institution’s receipt of those funds. For example, when we were recertified by the Department of Education to participate in the Title IV programs in May 2005 following the change in control that occurred in February 2004, the Department of Education reviewed our fiscal year 2004 audited financial statements and advised us that our composite score, which is a standard of financial responsibility derived from a formula established by the Department of Education, reflected financial weakness. As a result of this and other concerns about our administrative capability, the Department of Education required us to post a letter of credit, accept restrictions on the growth of our program offerings and enrollment, and receive Title IV funds under the heightened cash monitoring system of payment rather than by advance payment. In October 2006, the Department of Education eliminated the letter of credit requirement and allowed the growth restrictions to expire, and in August 2007, it eliminated the heightened cash monitoring restrictions and returned us to the advance payment method. However, if, in the future, we fail to satisfy the Department of Education’s financial responsibility standards, we could experience increased regulatory compliance costs or delays in our receipt of Title IV funds because we could be required to post a letter of credit or be subjected to operating restrictions, or both. Our failure to secure a letter of credit in these circumstances could cause us to lose our ability to participate in the Title IV programs, which would materially adversely affect us.

If we do not comply with the Department of Education’s administrative capability standards, we could suffer financial penalties, be required to accept other limitations in order to continue participating in the Title IV programs, or lose our eligibility to participate in the Title IV programs.

To continue participating in the Title IV programs, an institution must demonstrate to the Department of Education that the institution is capable of adequately administering the Title IV programs under specific standards prescribed by the Department of Education. These administrative capability criteria require, among other things, that the institution has an adequate number of qualified personnel to administer the Title IV programs, has adequate procedures for disbursing and safeguarding Title IV funds and for maintaining records, submits all required reports and financial statements in a timely manner, and does not have significant problems that affect the institution’s ability to administer the Title IV programs. If we fail to satisfy any of these criteria, the Department of Education may assess financial penalties against us, restrict the manner in which the Department of Education delivers Title IV funds to us, place us on provisional certification status, or limit or terminate our participation in the Title IV programs, any of which could materially adversely affect us. When we were recertified by the Department of Education to participate in the Title IV programs in May 2005 following the change in control that occurred in February 2004, the Department of Education required us to post a letter of credit, accept restrictions on the growth of our program offerings and enrollment, and receive Title IV funds under the heightened cash monitoring system of payment rather than by advance payment, due to the Department of Education’s concerns about our administrative capability combined with our financial weakness under the Department of Education’s standards of financial responsibility.

We would lose our ability to participate in the Title IV programs if we fail to maintain our institutional accreditation, and our student enrollments could decline if we fail to maintain any of our accreditations or approvals.

An institution must be accredited by an accrediting commission recognized by the Department of Education in order to participate in the Title IV programs. We have institutional accreditation by the Higher Learning Commission, which is an accrediting commission recognized by the Department of Education. To remain accredited, we must continuously meet accreditation standards relating to, among other things, performance, governance, institutional integrity, educational quality, faculty, administrative capability, resources, and financial stability. We were reaccredited by the Higher Learning Commission in 2007 for the maximum term of 10 years. While the Higher Learning Commission concluded that we were in compliance with its accreditation standards, it did note certain deficiencies to be addressed by us. See “Regulation — Accreditation.” In February 2009, we must file a monitoring report with the Higher Learning Commission addressing our progress in resolving these deficiencies. If we fail to resolve the Higher Learning Commission’s concerns, the Higher Learning Commission could ask for another monitoring report, send a team to confirm progress in addressing the deficiencies, or determine that we are not making adequate progress in addressing the Higher Learning Commission’s concerns. If we fail to satisfy any of the Higher

Learning Commission’s standards, or fail to address the deficiencies noted in our last review, we could lose our accreditation by the Higher Learning Commission, which would cause us to lose our eligibility to participate in the Title IV programs and could cause a significant decline in our total student enrollments and have a material adverse effect on us. In addition, many of our individual educational programs are also accredited by specialized accrediting commissions or approved by specialized state agencies. If we fail to satisfy the standards of any of those specialized accrediting commissions or state agencies, we could lose the specialized accreditation or approval for the affected programs, which could result in materially reduced student enrollments in those programs and have a material adverse effect on us.

If we do not maintain our state authorization in Arizona, we may not operate or participate in the Title IV programs.

A school that grants degrees or certificates must be authorized by the relevant education agency of the state in which it is located. We are located in the state of Arizona and are authorized by the Arizona State Board for Private Postsecondary Education. State authorization is also required for our students to be eligible to receive funding under the Title IV programs. To maintain our state authorization, we must continuously meet standards relating to, among other things, educational programs, facilities, instructional and administrative staff, marketing and recruitment, financial operations, addition of new locations and educational programs, and various operational and administrative procedures. If we fail to satisfy any of these standards, we could lose our authorization by the Arizona State Board for Private Postsecondary Education to offer our educational programs, which would also cause us to lose our eligibility to participate in the Title IV programs and have a material adverse effect on us.

If a substantial number of our students cannot secure Title IV loans as a result of decreased lender participation in the Title IV programs or if lenders increase the costs or reduce the benefits associated with the Title IV loans they provide, we could be materially adversely affected.

The cumulative impact of recent regulatory and market developments and conditions has caused some lenders to cease providing Title IV loans to students, including some lenders that have previously provided Title IV loans to our students. Other lenders have reduced the benefits and increased the fees associated with the Title IV loans they provide. We and other schools have had to modify student loan practices in ways that could result in higher administrative costs. If the costs of their Title IV loans increase, some students may decide not to take out loans and not enroll in a postsecondary institution. In May 2008, new federal legislation was enacted to attempt to ensure that all eligible students will be able to obtain Title IV loans in the future and that a sufficient number of lenders will continue to provide Title IV loans. Among other things, the new legislation:

•	authorizes the Department of Education to purchase Title IV loans from lenders, thereby providing capital to the lenders to enable them to continue making Title IV loans to students; and

•	permits the Department of Education to designate institutions eligible to participate in a “lender of last resort” program, under which federally recognized student loan guaranty agencies will be required to make Title IV loans to all otherwise eligible students at those institutions.

We cannot predict if this legislation will be effective in ensuring students’ access to Title IV loans. If a substantial number of lenders cease to participate in the Title IV loan programs, increase the costs of student access to such programs, or reduce the benefits available under such programs, our students may not have access to such loans, which could cause our enrollments to decline and have a material adverse effect on us.

An increase in interest rates could adversely affect our ability to attract and retain students.

For our fiscal years ended December 31, 2006 and 2007 we derived approximately 63.8% and 65.5%, respectively, of our net revenue from tuition financed under the Title IV programs, which include student loans with interest rates subsidized by the federal government. Additionally, some of our students finance their education through private loans that are not subsidized. Interest rates have reached relatively low levels in recent years, creating a favorable borrowing environment for students. However, in the event interest rates increase or Congress decreases the amount available for federal student aid, our students may have to pay higher interest rates on their loans. Any future increase in interest rates will result in a corresponding increase in educational costs to our existing and prospective students, which could result in a significant reduction in our student population and revenues. Higher interest rates could also contribute to higher default rates with respect to our students’ repayment of their education loans. Higher default rates may in turn adversely impact our eligibility to participate in some or all of the Title IV programs, which could result in a significant reduction in our student population and our profitability. See “We may lose our eligibility to participate in the Title IV programs if our student loan default rates are too high” located elsewhere in “Risk Factors” for further information.

Our failure to comply with the regulatory requirements of states other than Arizona could result in actions taken by those states that could have a material adverse effect on our enrollments.

Almost every state imposes regulatory requirements on educational institutions that have physical facilities located within the state’s boundaries. These regulatory requirements establish standards in areas such as educational programs, facilities, instructional and administrative staff, marketing and recruitment, financial operations, addition of new locations and educational programs, and various operational and administrative procedures, some of which are different than the standards prescribed by the Department of Education or the Arizona State Board for Private Postsecondary Education. In addition, several states have sought to assert jurisdiction over educational institutions offering online degree programs that have no physical location or other presence in the state but that have some activity in the state, such as enrolling or offering educational services to students who reside in the state, employing faculty who reside in the state, or advertising to or recruiting prospective students in the state. State regulatory requirements for online education vary among the states, are not well developed in many states, are imprecise or unclear in some states, and can change frequently. In the future, states could coordinate their efforts in order to more aggressively attempt to regulate or restrict schools’ offering of online education.

In addition to Arizona, we have determined that our activities in certain states constitute a presence requiring licensure or authorization under the requirements of the state education agency in those states. In certain other states, we have obtained approvals to operate as we have determined necessary in connection with our marketing and recruiting activities. If we fail to comply with state licensing or authorization requirements for a state, or fail to obtain licenses or authorizations when required, we could lose our state licensure or authorization by that state or be subject to other sanctions, including restrictions on our activities in that state, fines, and penalties. The loss of licensure or authorization in a state other than Arizona could prohibit us from recruiting prospective students or offering educational services to current students in that state, which could significantly reduce our enrollments and revenues and materially adversely effect us.

State laws and regulations are not always precise or clear, and regulatory agencies may sometimes disagree with the way we have interpreted or applied these requirements. Any misinterpretation by us of these regulatory requirements or adverse changes in regulations or interpretations thereof by regulators could materially adversely affect us.

The inability of our graduates to obtain a professional license or certification in their chosen field of study could reduce our enrollments and revenues, and potentially lead to student claims against us that could be costly to us.

Many of our students, particularly those in our education and healthcare programs, seek a professional license or certification in their chosen fields following graduation. A student’s ability to obtain a professional license or certification depends on several factors, including whether the institution and the student’s program were accredited by a particular accrediting commission or approved by a professional association or by the state in which the student seeks employment. Additional factors are outside the control of the institution, such as the individual student’s own background and qualifications. If one or more states refuse to recognize a significant number of our students for professional licensing or certification based on factors relating to our institution or programs, the potential growth of those programs would be negatively impacted and we could be exposed to claims or litigation by students or graduates based on their inability to obtain their desired professional license or certification, each of which could materially adversely affect us.

Increased scrutiny by various governmental agencies regarding relationships between student loan providers and educational institutions and their employees have produced significant uncertainty concerning restrictions applicable to the administration of the Title IV loan programs and the funding for those programs which, if not satisfactorily or timely resolved, could result in increased regulatory burdens and costs for us and could adversely affect our student enrollments.

During 2007 and 2008, student loan programs, including the Title IV programs, have come under increased scrutiny by the Department of Education, Congress, state attorneys general, and other parties. Issues that have received extensive attention include allegations of conflicts of interest between some institutions and lenders that provide Title IV loans, questionable incentives given by lenders to some schools and school employees, allegations of deceptive practices in the marketing of student loans, and schools leading students to use certain lenders. Several institutions and lenders have been cited for these problems and have paid several million dollars in the aggregate to settle those claims. The practices of numerous other schools and lenders are being examined by government agencies at the federal and state level. The Attorney General of the State of Arizona has requested extensive documentation and information from us and other institutions in Arizona concerning student loan practices, and we recently provided testimony in response to a subpoena from the Attorney General of the State of Arizona about such practices. While no penalties have been assessed against us, we do not know what the results of that investigation will be. As a result of this scrutiny, Congress has passed new laws, the Department of Education has enacted stricter regulations, and several states have adopted codes of conduct or enacted state laws that further regulate the conduct of lenders, schools, and school personnel. These new laws and regulations, among other things, limit schools’ relationships with lenders, restrict the types of services that schools may receive from lenders, prohibit lenders from providing other types of loans to students in exchange for Title IV loan volume from schools, require schools to provide additional information to students concerning institutionally preferred lenders, and significantly reduce the amount of federal payments to lenders who participate in the Title IV loan programs. The environment surrounding access to and cost of student loans remains in a state of flux, with reviews of many institutions and lenders still pending and with additional legislation and regulatory changes being actively considered at the federal and state levels. The uncertainty surrounding these issues, and any resolution of these issues that increases loan costs or reduces students’ access to Title IV loans, may adversely affect our student enrollments, which could have an adverse effect on us.

Government agencies, regulatory agencies, and third parties may conduct compliance reviews, bring claims, or initiate litigation against us based on alleged violations of the extensive regulatory requirements applicable to us, which could require us to pay monetary damages, be sanctioned or limited in our operations, and expend significant resources to defend against those claims.

Because we operate in a highly regulated industry, we are subject to program reviews, audits, investigations, claims of non-compliance, and lawsuits by government agencies, regulatory agencies, students, stockholders, and other third parties alleging non-compliance with applicable legal requirements, many of which are imprecise and subject to interpretation. As we grow larger, this scrutiny of our business may increase. If the result of any such proceeding is unfavorable to us, we may lose or have limitations imposed on our state licensing, accreditation, or Title IV program participation; be required to pay monetary damages (including triple damages in certain whistleblower suits); or be subject to fines, injunctions, or other penalties, any of which could have a material adverse effect on our business, prospects, financial condition, and results of operations. Claims and lawsuits brought against us, even if they are without merit, may also result in adverse publicity, damage our reputation, negatively affect the market price of our stock, adversely affect our student enrollments, and reduce the willingness of third parties to do business with us. Even if we adequately address the issues raised by any such proceeding and successfully defend against it, we may have to devote significant financial and management resources to address these issues, which could harm our business.

A decline in the overall growth of enrollment in postsecondary institutions, or in the number of students seeking degrees in our core disciplines, could cause us to experience lower enrollment at our schools, which could negatively impact our future growth.

According to a December 2007 report from the NCES, enrollment in degree-granting, postsecondary institutions is projected to grow 15.5% over the ten-year period ending fall 2015 to approximately

20.2 million. This growth is slower than the 22.6% increase reported in the prior ten-year period ended in fall 2005, when enrollment increased from 14.3 million in 1995 to 17.5 million in 2005. In addition, according to a March 2008 report from the Western Interstate Commission for Higher Education, the number of high school graduates that are eligible to enroll in degree-granting, postsecondary institutions is expected to peak at approximately 3.3 million for the class of 2008, falling in the period between 2007-08 and 2013-14 by about 150,000 in total before resuming a growth pattern for the foreseeable future thereafter. In order to maintain current growth rates, we will need to attract a larger percentage of students in existing markets and expand our markets by creating new academic programs. In addition, if job growth in the fields related to our core disciplines is weaker than expected, including since the 2007 BLS report predicting strong job growth in these disciplines was completed, fewer students may seek the types of degrees that we offer. Our failure to attract new students, or the decisions by prospective students to seek degrees in other disciplines, would have an adverse impact on our future growth.

If our students were unable to obtain private loans from third-party lenders, our business could be adversely affected given our increasing reliance on such lenders as a source of net revenue.

During the fiscal year ended December 31, 2007 and the six months ended June 30, 2008, private loans to students at our school represented approximately 5.0% and 4.9%, respectively, of our revenue (calculated on a cash basis) as compared to 3.1% of revenue in fiscal 2006 and 1.8% of revenue in fiscal 2005. These loans were provided pursuant to private loan programs and were made available to eligible students to fund a portion of the students’ costs of education not covered by the Title IV programs and state financial aid sources. Private loans are made to our students by lending institutions and are non-recourse to us. Recent adverse market conditions for consumer and federally guaranteed student loans (including lenders’ increasing difficulties in reselling or syndicating student loan portfolios) have resulted, and could continue to result, in providers of private loans reducing the availability of or increasing the costs associated with providing private loans to postsecondary students. In particular, loans to students with low credit scores who would not otherwise be eligible for credit-based private loans have become increasingly difficult to obtain. Prospective students may find that these increased financing costs make borrowing prohibitively expensive and abandon or delay enrollment in postsecondary education programs. If any of these scenarios were to occur, our students’ ability to finance their education could be adversely affected and our student population could decrease, which could have a material adverse effect on our business, prospects, financial condition, and results of operations.

If any of the education regulatory agencies that regulate us do not approve or delay their approval of any transaction involving us that constitutes a “change in control,” our ability to operate or participate in the Title IV programs may be impaired.

If we experience a change in control under the standards of the Department of Education, the Arizona State Board for Private Postsecondary Education, the Higher Learning Commission, or any other applicable state education agency or accrediting commission, we must notify or seek the approval of each such agency. These agencies do not have uniform criteria for what constitutes a change in control. Transactions or events that typically constitute a change in control include significant acquisitions or dispositions of the voting stock of an institution or its parent company, and significant changes in the composition of the board of directors of an institution or its parent company. Some of these transactions or events may be beyond our control. Our failure to obtain, or a delay in receiving, approval of any change in control from the Department of Education, the Arizona State Board for Private Postsecondary Education, or the Higher Learning Commission could impair our ability to operate or participate in the Title IV programs, which could have a material adverse effect on our business and financial condition. Our failure to obtain, or a delay in receiving, approval of any change in control from any other state in which we are currently licensed or authorized, or from any of our specialized accrediting commissions, could require us to suspend our activities in that state or suspend offering the applicable programs until we receive the required approval, or could otherwise impair our operations. The potential adverse effects of a change in control could influence future decisions by us and our stockholders regarding the sale, purchase, transfer, issuance, or redemption of our stock, which could discourage bids for your shares of our stock and could have an adverse effect on the market price of your shares.

We have submitted a description of the offering to the Department of Education, including a description of a voting agreement that certain of our stockholders will enter into in connection with this offering. See “Certain Relationships and Related Transactions — Voting Agreement.” The Department of Education has informed us that the offering will not trigger a change in ownership resulting in a change in control under the Department of Education’s regulations.

The Higher Learning Commission has informed us that it will consider the offering to be a change in control under its policies, which will require us to obtain the Higher Learning Commission’s approval prior to consummating the offering. We have filed additional correspondence with the Higher Learning Commission regarding the information needed to obtain such approval. As a result of its determination that the offering will be a change in control, the Higher Learning Commission is likely to conduct a site visit within six months of consummation of the offering to confirm the appropriateness of the approval and to evaluate whether we continue to meet the Higher Learning Commission’s eligibility criteria. In addition, based on our communications with the Arizona State Board for Private Postsecondary Education, we believe the offering will be a change in control under Arizona law. Accordingly, following the consummation of the offering, we will be required to file an application with the Arizona State Board for Private Postsecondary Education in order to obtain such approval. We cannot predict whether the Higher Learning Commission or the Arizona State Board for Private Postsecondary Education will impose any limitations or conditions on us, or identify any compliance issues related to us in the context of the change in control process, that could result in our loss of accreditation or authorization by such agency, as applicable. Any such loss of accreditation or authorization would result in our loss of eligibility to participate in the Title IV programs and cause a significant decline in our student enrollments.

We also intend to seek confirmation from other accrediting commissions and state agencies, as we believe necessary, that this offering will not constitute a change in control under their respective standards, or to determine what is required if any such commission or agency does consider the offering to constitute a change in control.

We are subject to sanctions if we pay impermissible commissions, bonuses, or other incentive payments to persons involved in certain recruiting, admissions, or financial aid activities.

A school participating in the Title IV programs may not provide, or contract with a third party that provides, any commission, bonus, or other incentive payment based on success in enrolling students or securing financial aid to any person involved in student recruiting or admission activities or in making decisions regarding the awarding of Title IV program funds. The laws and regulations related to this requirement do not establish clear criteria for compliance in all circumstances, and in recent years several for-profit education companies have been faced with whistleblower lawsuits by former employees alleging violations of this prohibition. If we or any third parties we have engaged or engage in the future violate this law, we could be fined or sanctioned by the Department of Education, or subjected to other monetary penalties that could be substantial, any of which could harm our reputation, impose significant costs on us, and have a material adverse effect on our business, prospects, financial condition, and results of operations.

Our reputation and our stock price may be negatively affected by the actions of other postsecondary educational institutions.

In recent years, regulatory proceedings and litigation have been commenced against various postsecondary educational institutions relating to, among other things, deceptive trade practices, false claims against the government, and non-compliance with Department of Education requirements, state education laws, and state consumer protection laws. These proceedings have been brought by the Department of Education, the U.S. Department of Justice, the U.S. Securities and Exchange Commission, or SEC, and state governmental agencies, among others. These allegations have attracted adverse media coverage and have been the subject of legislative hearings and regulatory actions at both the federal and state levels, focusing not only on the individual schools but in some cases on the larger for-profit postsecondary education sector as a whole. Adverse media coverage regarding other for-profit education companies or other educational institutions could damage our reputation, result in lower enrollments, revenues, and operating profit, and have a negative impact on our stock price. Such coverage could also result in increased scrutiny and regulation by the Department of Education, Congress, accrediting commissions, state legislatures, state attorneys general, or other governmental authorities of all educational institutions, including us.

If the percentage of our revenue that is derived from the Title IV programs is too high, we may lose our eligibility to participate in those programs.

A for-profit institution loses its eligibility to participate in the Title IV programs if, under a formula that requires cash basis accounting and other adjustments to the calculation of revenue, it derives more than 90% of its revenues from those programs in any fiscal year. The period of ineligibility is at least the next succeeding fiscal year, and any Title IV funds already received by the institution and its students in that succeeding year would have to be returned to the applicable lender or the Department of Education. Using the Department of Education’s formula for this test, we have calculated that, for our 2006 and 2007 fiscal years, we derived approximately 71.5% and 74.0%, respectively, of our revenue from the Title IV programs. Under the Higher Education Act reauthorization, which Congress passed in July 2008 and which the President is expected to sign, an institution would be subject to loss of eligibility to participate in the Title IV programs only if it exceeded the 90% threshold for two consecutive years, the period of ineligibility would be extended to at least two years, and an institution whose rate exceeded 90% for any single year would be placed on provisional certification. Recent changes in federal law that increased Title IV grant and loan limits, and any additional increases in the future, may result in an increase in the revenues we receive from the Title IV programs, which could make it more difficult for us to satisfy this requirement. Exceeding the 90% threshold and losing our eligibility to participate in the Title IV programs would have a material adverse effect on our business, prospects, financial condition, and results of operations.

We may lose our eligibility to participate in the Title IV programs if our student loan default rates are too high.

An institution may lose its eligibility to participate in some or all of the Title IV programs if, for three consecutive years, 25% or more of its students who were required to begin repayment on their student loans in one year default on their payment by the end of the following year. In addition, an institution may lose its eligibility to participate in some or all of the Title IV programs if the default rate of its students exceeds 40% for any single year. The reauthorization of the Higher Education Act, which Congress passed in July 2008 and which the President is expected to sign, would extend by one year the period for which students’ defaults on their loans would be included in the calculation of an institution’s default rate, a change that is expected to increase most institutions’ default rates. The new law would also increase the threshold for an institution to lose its eligibility to participate in the relevant Title IV programs from 25% to 30%. These changes to the law would take effect for institutions’ cohort default rates for federal fiscal year 2009, which would be expected to be calculated and issued by the Department of Education in 2012. Although our cohort default rates have historically been significantly below these levels, we cannot assure you that this will continue to be the case. Any increase in interest rates or declines in income or job losses for our students could contribute to higher default rates on student loans. Exceeding the student loan default rate thresholds and losing our eligibility to participate in the Title IV programs would have a material adverse effect on our business, prospects, financial condition, and results of operations. Any future changes in the formula for calculating student loan default rates, economic conditions, or other factors that cause our default rates to increase, could place us in danger of losing our eligibility to participate in some or all of the Title IV programs and materially adversely affect us.

We are subject to sanctions if we fail to correctly calculate and timely return Title IV program funds for students who withdraw before completing their educational program.

A school participating in the Title IV programs must calculate the amount of unearned Title IV program funds that it has disbursed to students who withdraw from their educational programs before completing such programs and must return those unearned funds to the appropriate lender or the Department of Education in a timely manner, generally within 45 days of the date the school determines that the student has withdrawn. If the unearned funds are not properly calculated and timely returned for a sufficient percentage of students, we may have to post a letter of credit in favor of the Department of Education equal to 25% of the Title IV funds that should have been returned for such students in the prior fiscal year, and we could be fined or otherwise sanctioned by the Department of Education, which could increase our cost of regulatory compliance and materially adversely affect us.

We cannot offer new programs, expand our operations into certain states, or acquire additional schools if such actions are not timely approved by the applicable regulatory agencies, and we may have to repay Title IV funds disbursed to students enrolled in any such programs, schools, or states if we do not obtain prior approval.

Our expansion efforts include offering new educational programs. In addition, we may increase our operations in additional states and seek to acquire existing schools from other companies. If we are unable to obtain the necessary approvals for such new programs, operations, or acquisitions from the Department of Education, the Higher Learning Commission, the Arizona State Board for Private Postsecondary Education, or any other applicable state education agency or accrediting commission, or if we are unable to obtain such approvals in a timely manner, our ability to consummate the planned actions and provide Title IV funds to any affected students would be impaired, which could have a material adverse effect on our expansion plans. If we were to determine erroneously that any such action did not need approval or had all required approvals, we could be liable for repayment of the Title IV program funds provided to students in that program or at that location.

Risks Related to Our Business

Our success depends, in part, on the effectiveness of our marketing and advertising programs in recruiting new students.

Building awareness of Grand Canyon University and the programs we offer is critical to our ability to attract prospective students. It is also critical to our success that we convert prospective students to enrolled students in a cost-effective manner and that these enrolled students remain active in our programs. Some of the factors that could prevent us from successfully recruiting, enrolling, and retaining students in our programs include:

•	the reduced availability of, or higher interest rates and other costs associated with, Title IV loan funds or other sources of financial aid;

•	the emergence of more successful competitors;

•	factors related to our marketing, including the costs and effectiveness of Internet advertising and broad-based branding campaigns and recruiting efforts;

•	performance problems with our online systems;

•	failure to maintain institutional and specialized accreditations;

•	the requirements of the education agencies that regulate us which restrict schools’ initiation of new programs and modification of existing programs;

•	the requirements of the education agencies that regulate us which restrict the ways schools can compensate their recruitment personnel;

•	increased regulation of online education, including in states in which we do not have a physical presence;

•	restrictions that may be imposed on graduates of online programs that seek certification or licensure in certain states;

•	student dissatisfaction with our services and programs;

•	adverse publicity regarding us, our competitors, or online or for-profit education generally;

•	price reductions by competitors that we are unwilling or unable to match;

•	a decline in the acceptance of online education;

•	an adverse economic or other development that affects job prospects in our core disciplines; and

•	a decrease in the perceived or actual economic benefits that students derive from our programs.

If we are unable to continue to develop awareness of Grand Canyon University and the programs we offer, and to recruit, enroll, and retain students, our enrollments would suffer and our ability to increase revenues and maintain profitability would be significantly impaired.

If we are unable to hire and train new and existing employees responsible for student recruitment, the effectiveness of our student recruiting efforts would be adversely affected.

In order to support our planned revenue growth we intend to hire, develop, and train a significant number of additional employees responsible for student recruitment and retain and continue to develop and train our current student recruitment personnel. Our ability to develop and maintain a strong student recruiting function may be affected by a number of factors, including our ability to integrate and motivate our enrollment counselors, our ability to effectively train our enrollment counselors, the length of time it takes new enrollment counselors to become productive, regulatory restrictions on the method of compensating enrollment counselors, and the competition in hiring and retaining enrollment counselors. If we are unable to hire, develop, and retain a sufficient number of qualified enrollment counselors, our ability to increase enrollments would be adversely affected.

We will incur increased costs as a result of being a public company, and the requirements of being a public company may divert management attention from our business.

As a public company, we will be subject to a number of additional requirements, including the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act and the listing standards of Nasdaq. These requirements will cause us to incur increased costs and might place a strain on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting, and also requires that our internal controls be assessed by management and attested to by our auditors as of December 31 of each year commencing with our year ending December 31, 2009. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. As a result, our management’s attention might be diverted from other business concerns, which could have a material adverse effect on our business, prospects, financial condition, and results of operations. Furthermore, we might not be able to retain our independent directors or attract new independent directors for our committees.

We have material weaknesses in our internal control over financial reporting. If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our common stock.

During the preparation of our financial statements for 2005, 2006, and 2007, and for the six month period ended June 30, 2008, our management identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the American Institute of Certified Public Accountants, that affected our financial statements for each of the periods covered by such statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control Over Financial Reporting.” We have restated our financial statements as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006, and 2007. See Note 3, “Restatement of Financial Statements,” to our financial statements.

We are in the process of remediating these material weaknesses, but have not yet been able to complete our remediation efforts. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control Over Financial Reporting.” It will take additional time to design, implement, and test the controls and procedures required to enable our management to conclude that our internal control over financial reporting is effective. We cannot at this time estimate how long it will take to complete our remediation efforts. We cannot assure you that measures we plan to take will be effective in mitigating or preventing significant deficiencies or material weaknesses in our internal control over financial reporting. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in additional material weaknesses, cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that will be required when the

SEC’s rules under Section 404 of the Sarbanes-Oxley Act of 2002 become applicable to us beginning with our Annual Report on Form 10-K for the year ending December 31, 2009, to be filed in early 2010. The existence of a material weakness could result in errors in our financial statements that could result in further restatements of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in our stock price.

We operate in a highly competitive industry, and competitors with greater resources could harm our business.

The postsecondary education market is highly fragmented and competitive. We compete for students with traditional public and private two-year and four-year colleges and universities and other for-profit schools, including those that offer online learning programs. Many public and private schools, colleges, and universities, including most major colleges and universities, offer online programs. We expect to experience additional competition in the future as more colleges, universities, and for-profit schools offer an increasing number of online programs. Public institutions receive substantial government subsidies, and public and private non-profit institutions have access to government and foundation grants, tax-deductible contributions, and other financial resources generally not available to for-profit schools. Accordingly, public and private non-profit institutions may have instructional and support resources superior to those in the for-profit sector, and public institutions can offer substantially lower tuition prices. Some of our competitors in both the public and private sectors also have substantially greater financial and other resources than we do. We may not be able to compete successfully against current or future competitors and may face competitive pressures that could adversely affect our business, prospects, financial condition, and results of operations. These competitive factors could cause our enrollments, revenues, and profitability to significantly decrease. See “Business — Competition” for further information.

Capacity constraints or system disruptions to our online computer networks could have a material adverse effect on our ability to attract and retain students.

The performance and reliability of the infrastructure of our online operations are critical to our reputation and to our ability to attract and retain students. Any computer system disruption or failure, or a sudden and significant increase in traffic on the servers that host our online operations, may result in our online courses and programs being unavailable for a period of time. In addition, any significant failure of our computer networks or servers could disrupt our on-campus operations. Individual, sustained, or repeated occurrences could significantly damage the reputation of our online operations and result in a loss of potential or existing students. Additionally, our online operations are vulnerable to interruption or malfunction due to events beyond our control, including natural disasters and network and telecommunications failures. Our computer networks may also be vulnerable to unauthorized access, computer hackers, computer viruses, and other security problems. A user who circumvents security measures could misappropriate proprietary information or cause interruptions to or malfunctions in operations. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these incidents. Any interruption to our online operations could have a material adverse effect on our ability to attract students to our online programs and to retain those students.

We may not be able to successfully implement our growth strategy if we are not able to improve the content of our existing academic programs or to develop new programs on a timely basis and in a cost-effective manner, or at all.

We continually seek to improve the content of our existing programs and develop new programs in order to meet changing market needs. The success of any of our programs and courses, both ground and online, depends in part on our ability to expand the content of our existing programs, develop new programs in a cost-effective manner, and meet the needs of existing and prospective students and employers in a timely manner, as well as on the acceptance of our actions by existing or prospective students and employers. As of June 30, 2008, we offered 74 fully online programs, 17 of which we introduced in 2007, seven of which we introduced in the first six months of 2008, and many of which were based on our existing ground programs. In the future, we may develop programs solely, or initially, for online use, which may pose new challenges, including the need to develop course content without having an existing program on which such content can be based. Even if we are able to develop acceptable new programs, we may not be able to introduce these new programs in a timely fashion or as quickly as our competitors are able to introduce competing programs. If we do not respond adequately to changes in market conditions, our ability to attract and retain students could be impaired and our business, prospects, financial condition, and results of operations could suffer.

The development and approval of new programs and courses, both ground and online, are subject to requirements and limitations imposed by the Department of Education, state licensing agencies, and the relevant accrediting commissions, and in certain cases, such as with our newly approved doctoral program in education, involves a process that can take several years to complete. The imposition of restrictions on the initiation of new educational programs by any of our regulatory agencies, or delays in obtaining approvals of such programs, may delay our expansion plans. Establishing new academic programs or modifying existing academic programs may also require us to make investments in specialized personnel, increase marketing efforts, and reallocate resources. We may have limited experience with the subject matter of new programs.

If we are unable to expand our existing programs, offer new programs on a timely basis or in a cost-effective manner, or otherwise manage effectively the operations of newly established programs, our business, prospects, financial condition, and results of operations could be adversely affected.

Our failure to keep pace with changing market needs and technology could harm our ability to attract students.

Our success depends to a large extent on the willingness of employers to employ, promote, or increase the pay of our graduates. Increasingly, employers demand that their new employees possess appropriate technical and analytical skills and also appropriate interpersonal skills, such as communication, and teamwork skills. These skills can evolve rapidly in a changing economic and technological environment. Accordingly, it is important that our educational programs evolve in response to those economic and technological changes. The expansion of existing academic programs and the development of new programs may not be accepted by current or prospective students or by the employers of our graduates. Even if we are able to develop acceptable new programs, we may not be able to begin offering those new programs in a timely fashion or as quickly as our competitors offer similar programs. If we are unable to adequately respond to changes in market requirements due to regulatory or financial constraints, unusually rapid technological changes, or other factors, the rates at which our graduates obtain jobs in their fields of study could suffer, our ability to attract and retain students could be impaired, and our business, prospects, financial condition, and results of operations could be adversely affected.

If we do not maintain existing, and develop additional, relationships with employers, our future growth may be impaired.

We currently have relationships with large school districts and healthcare systems, primarily in Arizona, and also recently began seeking relationships with national and international employers, to provide their employees with the opportunity to obtain degrees through us while continuing their employment. These relationships are an important part of our strategy as they provide us with a steady source of potential working adult students for particular programs and also serve to increase our reputation among high-profile employers. If we are unable to develop new relationships, or if our existing relationships deteriorate or end, our efforts to seek these sources of potential working adult students will be impaired, and this could materially and adversely affect our business, prospects, financial condition, and results of operations.

Our failure to effectively manage our growth could harm our business.

Our business recently has experienced rapid growth. Growth and expansion of our operations may place a significant strain on our resources and increase demands on our executive management team, management information and reporting systems, financial management controls and personnel, and regulatory compliance systems and personnel. We may not be able to maintain or accelerate our current growth rate, effectively manage our expanding operations, or achieve planned growth on a timely or profitable basis. If we are unable to manage our growth effectively, we may experience operating inefficiencies and our earnings may be materially adversely affected.

Our success depends upon our ability to recruit and retain key personnel.

Our success to date has largely depended on, and will continue to depend on, the skills, efforts, and motivation of our executive officers, who generally have significant experience with our company and within the education industry. Our success also largely depends on our ability to attract and retain highly qualified faculty, school administrators, and additional corporate management personnel. We may have difficulties in locating and hiring qualified personnel and in retaining such personnel once hired. In addition, because we operate in a highly competitive industry, our hiring of qualified executives or other personnel may cause us or such persons to be subject to lawsuits alleging misappropriation of trade secrets, improper solicitation of employees, or other claims. Other than non-compete agreements of limited duration that we have with certain executive officers, we have not historically sought non-compete agreements with key personnel and they may leave and subsequently compete against us. The loss of the services of any of our key personnel, many of whom are not party to employment agreements with us, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could cause our business to suffer.

The protection of our operations through exclusive proprietary rights and intellectual property is limited, and from time to time we encounter disputes relating to our use of intellectual property of third parties, any of which could harm our operations and prospects.

In the ordinary course of our business we develop intellectual property of many kinds that is or will be the subject of copyright, trademark, service mark, patent, trade secret, or other protections. This intellectual property includes but is not limited to courseware materials and business know-how and internal processes and procedures developed to respond to the requirements of operating our business and to comply with the rules and regulations of various education regulatory agencies. We rely on a combination of copyrights, trademarks, service marks, trade secrets, domain names, and agreements to protect our intellectual property. We rely on service mark and trademark protection in the United States to protect our rights to the mark “Grand Canyon University,” as well as distinctive logos and other marks associated with our services. We rely on agreements under which we obtain rights to use course content developed by faculty members and other third party content experts, as well as license agreements pursuant to which we license the right to brand certain of our program offerings. We cannot assure you that the measures that we take will be adequate or that we have secured, or will be able to secure, appropriate protections for all of our proprietary rights in the United States or select foreign jurisdictions, or that third parties will not infringe upon or violate our proprietary rights. Unauthorized third parties may attempt to duplicate or copy the proprietary aspects of our curricula, online resource material, and other content, and offer competing programs to ours.

In particular, we license the right to utilize the name of Ken Blanchard in connection with our business school and Executive MBA programs and have spent significant resources in related branding efforts. Nevertheless, our license agreement with Blanchard Education, LLC has a fixed term and may not necessarily be extended in the future. In addition, third parties may attempt to develop competing programs or copy aspects of our curriculum, online resource material, quality management, and other proprietary content. The termination of this license agreement, or attempts to compete with or duplicate our programs, if successful, could adversely affect our business. Protecting these types of intellectual property rights can be difficult, particularly as it relates to the development by our competitors of competing courses and programs.

We may from time to time encounter disputes over rights and obligations concerning intellectual property, and we may not prevail in these disputes. In certain instances, we may not have obtained sufficient rights in the content of a course. Third parties may raise a claim against us alleging an infringement or violation of the intellectual property of that third party. Some third-party intellectual property rights may be extremely broad, and it may not be possible for us to conduct our operations in such a way as to avoid those intellectual property rights. Any such intellectual property claim could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether such claim has merit, and we may be required to alter the content of our classes or pay monetary damages, which may be significant.

We are subject to laws and regulations as a result of our collection and use of personal information, and any violations of such laws or regulations, or any breach, theft, or loss of such information, could adversely affect our reputation and operations.

Possession and use of personal information in our operations subjects us to risks and costs that could harm our business. We collect, use, and retain large amounts of personal information regarding our applicants, students, faculty, staff, and their families, including social security numbers, tax return information, personal and family financial data, and credit card numbers. We also collect and maintain personal information of our employees in the ordinary course of our business. Our services can be accessed globally through the Internet. Therefore, we may be subject to the application of national privacy laws in countries outside the U.S. from which applicants and students access our services. Such privacy laws could impose conditions that limit the way we market and provide our services.

Our computer networks and the networks of certain of our vendors that hold and manage confidential information on our behalf may be vulnerable to unauthorized access, employee theft or misuse, computer hackers, computer viruses, and other security threats. Confidential information may also inadvertently become available to third parties when we integrate systems or migrate data to our servers following an acquisition of a school or in connection with periodic hardware or software upgrades.

Due to the sensitive nature of the personal information stored on our servers, our networks may be targeted by hackers seeking to access this data. A user who circumvents security measures could misappropriate sensitive information or cause interruptions or malfunctions in our operations. Although we use security and business controls to limit access and use of personal information, a third party may be able to circumvent those security and business controls, which could result in a breach of student or employee privacy. In addition, errors in the storage, use, or transmission of personal information could result in a breach of privacy for current or prospective students or employees. Possession and use of personal information in our operations also subjects us to legislative and regulatory burdens that could require notification of data breaches and restrict our use of personal information, and a violation of any laws or regulations relating to the collection or use of personal information could result in the imposition of fines against us. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches. A major breach, theft, or loss of personal information regarding our students and their families or our employees that is held by us or our vendors, or a violation of laws or regulations relating to the same, could have a material adverse effect on our reputation and result in further regulation and oversight by federal and state authorities and increased costs of compliance.

We operate in a highly competitive market with rapid technological change, and we may not have the resources needed to compete successfully.

Online education is a highly competitive market that is characterized by rapid changes in students’ technological requirements and expectations and evolving market standards. Our competitors vary in size and organization, and we compete for students with traditional public and private two-year and four-year colleges and universities and other for-profit schools, including those that offer online learning programs. Each of these competitors may develop platforms or other technologies, including technologies such as streaming video, that allow for greater levels of interactivity between faculty and students, that are superior to the platform and technology we use, and these differences may affect our ability to recruit and retain students. We may not have the resources necessary to acquire or compete with technologies being developed by our competitors, which may render our online delivery format less competitive or obsolete.

At present we derive a significant portion of our revenues and operating income from our graduate programs.

As of June 30, 2008, approximately 61% of our students were graduate students. Although we anticipate that this percentage will decline over time due as a result of our planned growth emphasis in our undergraduate business and liberal arts programs, if we were to experience any event that adversely affected our graduate offerings or the attractiveness of our programs to prospective graduate students, our business, prospects, financial condition, and results of operations could be significantly and adversely affected.

We may incur liability for the unauthorized duplication or distribution of class materials posted online for class discussions.

In some instances, our faculty members or our students may post various articles or other third-party content on class discussion boards. Third parties may raise claims against us for the unauthorized duplication of material posted online for class discussions. Any such claims could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether the claims have merit. Our general liability insurance may not cover potential claims of this type adequately or at all, and we may be required to alter the content of our courses or pay monetary damages, which may be significant.

We use third-party software for our online classroom, and if the provider of that software were to cease to do business or was acquired by a competitor, we may have difficulty maintaining the software required for our online classroom or updating it for future technological changes, which could adversely affect our performance.

Our online classroom employs the ANGEL Learning Management Suite pursuant to a license from ANGEL Learning, Inc. The ANGEL system is a web-based portal that stores, manages, and delivers course content; enables assignment uploading; provides interactive communication between students and faculty; and supplies online evaluation tools. We rely on ANGEL Learning, Inc. for administrative support of the ANGEL system and, if ANGEL Learning, Inc. ceased to operate or was unable or unwilling to continue to provide us with services or upgrades on a timely basis, we may have difficulty maintaining the software required for our online classroom or updating it for future technological changes. Any failure to maintain our online classroom would have an adverse impact on our operations, damage our reputation, and limit our ability to attract and retain students.

Seasonal and other fluctuations in our results of operations could adversely affect the trading price of our common stock.

Our net revenue and operating results normally fluctuate as a result of seasonal variations in our business, principally due to changes in enrollment, and are typically lowest in our second fiscal quarter and highest in our fourth fiscal quarter. Accordingly, our results in any quarter may not indicate the results we may achieve in any subsequent quarter or for the full year. Student population varies as a result of new enrollments, graduations, and student attrition. A significant portion of our general and administrative expenses do not vary proportionately with fluctuations in revenues. We expect quarterly fluctuations in operating results to continue as a result of seasonal enrollment patterns. Such patterns may change, however, as a result of new program introductions, the timing of colloquia and events, and increased enrollments of students. These fluctuations may result in volatility or have an adverse effect on the market price of our common stock.

We only recently began operating as a for-profit company and have a limited operating history as a for-profit company. Accordingly, our historical and recent financial and business results may not necessarily be representative of what they will be in the future.

We have only operated as a for-profit company with private ownership interests since February 2004. We have a limited operating history as a for-profit business on which you can evaluate our management decisions, business strategy, and financial results. Moreover, until October 2006, we operated under various Department of Education limitations on our growth and activities. As a result, our historical and recent financial and business results may not necessarily be representative of what they will be in the future. We are subject to risks, uncertainties, expenses, and difficulties associated with changing and implementing our business strategy that are not typically encountered by established for-profit companies. As a result, we may not be able to operate effectively as a for-profit corporation. It is possible that we may incur significant operating losses in the future and that we may not be able to achieve or sustain long-term profitability.

Our current success and future growth depend on the continued acceptance of the Internet and the corresponding growth in users seeking educational services on the Internet.

Our business relies in part on the Internet for its success. A number of factors could inhibit the continued acceptance of the Internet and adversely affect our profitability, including:

•	inadequate Internet infrastructure;

•	security and privacy concerns;

•	the unavailability of cost-effective Internet service and other technological factors; and

•	changes in government regulation of Internet use.

If Internet use decreases, or if the number of Internet users seeking educational services on the Internet does not increase, our business may not grow as planned.

Government regulations relating to the Internet could increase our cost of doing business, affect our ability to grow or otherwise have a material adverse effect on our business.

The increasing popularity and use of the Internet and other online services has led and may lead to the adoption of new laws and regulatory practices in the United States or foreign countries and to new interpretations of existing laws and regulations. These new laws and interpretations may relate to issues such as online privacy, copyrights, trademarks and service marks, sales taxes, fair business practices, and the requirement that online education institutions qualify to do business as foreign corporations or be licensed in one or more jurisdictions where they have no physical location or other presence. New laws and regulations or interpretations thereof related to doing business over the Internet could increase our costs and materially and adversely affect our business, prospects, financial condition, and results of operations.

A reclassification of our online faculty by federal or state authorities from independent contractor to employee status could materially increase our costs.

A majority of our faculty at June 30, 2008 were online faculty, whom we treat as independent contractors. Because we classify our online faculty as independent contractors, we do not withhold federal or state income or other employment-related taxes, make federal or state unemployment tax or Federal Insurance Contributions Act, or FICA, payments or provide workers’ compensation insurance with respect to our online faculty. The determination of whether online faculty members are properly classified as independent contractors or as employees is based upon the facts and circumstances of our relationship with our online faculty members. Federal or state authorities may challenge our classification as incorrect and assert that our online faculty members must be classified as employees. In the event that we were to reclassify our online faculty as employees, we would be required to withhold the appropriate taxes, make unemployment tax and FICA payments, and pay for workers’ compensation insurance and additional payroll processing costs. If we had reclassified our online faculty members as employees for 2007, we estimate our additional tax, workers’ compensation insurance, and payroll processing payments would have been approximately $1.2 million for that year. The amount of additional tax and insurance payments would increase in the future as the total amount we pay to online faculty increases. In addition to these known costs, we could be subject to retroactive taxes and penalties, which may be significant, by federal and state authorities, which could adversely affect our business, prospects, financial condition, and results of operations.

We may incur significant costs complying with the Americans with Disabilities Act and similar laws.

Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. Additional federal, state, and local laws also may require modifications to our properties, or restrict our ability to renovate our properties. For example, the Fair Housing Amendments Act of 1988, or FHAA, requires apartment properties first occupied after March 13, 1990 to be accessible to the handicapped. We have not conducted an audit or investigation of all of our properties to determine our compliance with present requirements. Noncompliance with the ADA or FHAA could result in the imposition of fines or an award or damages to private litigants and also could result in an order to correct any non-complying feature. We cannot predict the ultimate amount of the cost of compliance with the ADA, FHAA, or other legislation. If we incur substantial costs to comply with the ADA, FHAA, or any other legislation, we could be materially and adversely affected.

Our failure to comply with environmental laws and regulations governing our activities could result in financial penalties and other costs.

We use hazardous materials at our ground campus and generate small quantities of waste, such as used oil, antifreeze, paint, car batteries, and laboratory materials. As a result, we are subject to a variety of environmental laws and regulations governing, among other things, the use, storage, and disposal of solid and hazardous substances and waste, and the clean-up of contamination at our facilities or off-site locations to which we send or have sent waste for disposal. In the event we do not maintain compliance with any of these laws and regulations, or are responsible for a spill or release of hazardous materials, we could incur significant costs for clean-up, damages, and fines, or penalties which could adversely impact our business, prospects, financial condition, and results of operations.

If we expand in the future into new markets outside the United States, we would be subject to risks inherent in non-domestic operations.

If we acquire schools or establish programs in new markets outside the United States, we will face risks that are inherent in non-domestic operations, including the complexity of operations across borders, new regulatory regimes, currency exchange rate fluctuations, monetary policy risks, such as inflation, hyperinflation and deflation, and potential political and economic instability in the countries into which we expand.

Our failure to obtain additional capital in the future could adversely affect our ability to grow.

We believe that the proceeds from this offering being retained by us, funds from operations, cash, and investments will be adequate to fund our current operating and growth plans for the foreseeable future. However, we may need additional financing in order to finance our continued growth, particularly if we pursue any acquisitions. The amount, timing, and terms of such additional financing will vary principally depending on the timing and size of new program offerings, the timing and size of acquisitions we may seek to consummate, and the amount of cash flows from our operations. To the extent that we require additional financing in the future, such financing may not be available on terms acceptable to us or at all, and, consequently, we may not be able to fully implement our growth strategy.

If we are not able to integrate acquired schools, our business could be harmed.

From time to time, we may pursue acquisitions of other schools. Integrating acquired operations into our institution involves significant risks and uncertainties, including:

•	inability to maintain uniform standards, controls, policies, and procedures;

•	distraction of management’s attention from normal business operations during the integration process;

•	inability to obtain, or delay in obtaining, approval of the acquisition from the necessary regulatory agencies, or the imposition of operating restrictions or a letter of credit requirement on us or on the acquired school by any of those regulatory agencies;

•	expenses associated with the integration efforts; and

•	unidentified issues not discovered in our due diligence process, including legal contingencies.

If we complete one or more acquisitions and are unable to integrate acquired operations successfully, our business could suffer.

Risks Related to the Offering

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

Immediately prior to this offering, there has been no public market for our common stock. An active and liquid public market for our common stock may not develop or be sustained after this offering. The price of our common stock in any such market may be higher or lower than the price you pay. If you purchase shares of common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay the price that we negotiated with the representatives of the underwriters and such price may not be indicative of prices that will prevail in the open market following this offering.

The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. The market price of our common stock could fluctuate significantly for various reasons, which include:

•	our quarterly or annual earnings or earnings of other companies in our industry;

•	the public’s reaction to our press releases, our other public announcements, and our filings with the SEC;

•	changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry;

•	changes in our number of enrolled students;

•	new laws or regulations or new interpretations of laws or regulations applicable to our business;

•	seasonal variations in our student population;

•	the availability and cost of Title IV funds, other student financial aid, and private loans;

•	the failure to maintain or keep in good standing our regulatory approvals and accreditations;

•	changes in accounting standards, policies, guidance, interpretations, or principles;

•	changes in general conditions in the U.S. and global economies or financial markets, including those resulting from war, incidents of terrorism, or responses to such events;

•	an adverse economic or other development that affects job prospects in our core disciplines;

•	litigation involving our company or investigations or audits by regulators into the operations of our company or our competitors; and

•	sales of common stock by our directors, executive officers, and significant stockholders.

In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of these companies. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price.

Our executive officers, directors, and principal existing stockholders will continue to own a large percentage of our voting stock after this offering, which may allow them to collectively control substantially all matters requiring stockholder approval and, in the case of certain of our principal stockholders, will have other unique rights that may afford them access to our management.

Our directors, executive officers, and principal existing stockholders will beneficially own approximately           shares, or     %, of our common stock upon the completion of this offering. Our directors and executive officers will beneficially own in the aggregate approximately          shares, or     %, of our common stock after the offering, including approximately           shares, or     %, of our common stock that will be beneficially owned by Brent Richardson and Chris Richardson and their family members. In addition, pursuant to a voting agreement entered into among the Richardsons and certain of our existing stockholders, the Richardsons will have voting control over approximately  % or our common stock effective upon completion of the offering. See “Certain Relationships and Related Transactions — Voting Agreement.” Accordingly, the Richardsons could significantly influence the outcome of any actions requiring the vote or consent of stockholders, including elections of directors, amendments to our certificate of incorporation and bylaws, mergers, going private transactions, and other extraordinary transactions, and any decisions concerning the terms of any of these transactions. The ownership and voting positions of these stockholders may have the effect of delaying, deterring, or preventing a change in control or a change in the composition of our board of directors. These stockholders may also use their contractual rights, including access to management, and their large ownership position to address their own interests, which may be different from those of our other stockholders, including investors in this offering.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Following the completion of this offering, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, shares that may be issued to satisfy our payment obligations under our incentive plans, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote, and, in the case of issuances of preferred stock, likely would result in your interest in us being subject to the prior rights of holders of that preferred stock.

The sale of a substantial number of shares of our common stock after this offering may cause the market price of shares of our common stock to decline.

Sales of our common stock by existing investors may begin shortly after the completion of this offering. Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. The shares of our common stock outstanding prior to this offering will be eligible for sale in the public market at various times in the future. All of our directors, executive officers, and stockholders agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock until 180 days after the date of this prospectus, except with the prior written consent of the representatives identified in the section of this prospectus entitled “Underwriting.” Upon expiration of this lock-up period, up to approximately           additional shares of common stock may be eligible for sale in the public market without restriction, and up to approximately           shares of common stock held by affiliates may become eligible for sale, subject to the restrictions under Rule 144 of the Securities Act of 1933, as amended, or the Securities Act.

You will incur immediate and substantial dilution in the net tangible book value of your shares.

If you purchase shares in this offering, the value of your shares based on our actual book value will immediately be less than the price you paid. This reduction in the value of your equity is known as dilution. This dilution occurs in large part because our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our common stock. Based upon the issuance and sale of           shares of our common stock by us in this offering at an assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, you will incur immediate dilution of $     in the net tangible book value per share. A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease, as applicable, our as adjusted net tangible book value per share of common stock by $     , and increase or decrease, as applicable, the dilution per share of common stock to new investors by $     , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and after payment of the special distribution to our existing stockholders. If the underwriters exercise their over-allotment option, or if outstanding options to purchase our common stock are exercised, investors will experience additional dilution. For more information, see “Dilution.”

Provisions in our charter documents and the Delaware General Corporation Law could make it more difficult for a third party to acquire us and could discourage a takeover and adversely affect existing stockholders.

Anti-takeover provisions of our certificate of incorporation, bylaws, the Delaware General Corporation Law, or DGCL, and regulations of state and federal education agencies could diminish the opportunity for stockholders to participate in acquisition proposals at a price above the then-current market price of our common stock. For example, while we have no present plans to issue any preferred stock, our board of directors, without further stockholder approval, may issue shares of undesignated preferred stock and fix the powers, preferences, rights, and limitations of such class or series, which could adversely affect the voting power of your shares. In addition, our bylaws provide for an advance notice procedure for nomination of candidates to our board of directors that could have the effect of delaying, deterring, or preventing a change in control. Further, as a Delaware corporation, we are subject to provisions of the DGCL regarding “business combinations,” which can deter attempted takeovers in certain situations. The approval requirements of the Department of Education, our regional accrediting commission, and state education agencies for a change in control transaction could also delay, deter, or prevent a transaction that would result in a change in control. We may, in the future, consider adopting additional anti-takeover measures. The authority of our board to issue undesignated preferred or other capital stock and the anti-takeover provisions of the DGCL, as well as other current and any future anti-takeover measures adopted by us, may, in certain circumstances, delay, deter, or prevent takeover attempts and other changes in control of the company not approved by our board of directors. See “Description of Capital Stock” for further information.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

After we make the special distribution to our existing stockholders using the proceeds of this offering as described under “Use of Proceeds,” we do not expect to pay dividends on shares of our common stock in the foreseeable future and intend to use cash to grow our business. The payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition, and any other factors deemed relevant by our board of directors. Consequently, your only opportunity to achieve a positive return on your investment in us will be if the market price of our common stock appreciates.

We will have broad discretion in applying the net proceeds of this offering and may not use those proceeds in ways that will enhance the market value of our common stock.

We have significant flexibility in applying the net proceeds we will receive in this offering. We intend to use a substantial portion of the proceeds that we receive from the sale of stock in this offering to fund the special distribution payable to our existing stockholders and to use the remainder to redeem an outstanding warrant to purchase shares of our common stock and to pay the expenses of this offering and for general corporate purposes. As part of your investment decision, you will not be able to assess or direct how we apply these net proceeds. If we do not apply these funds effectively, we may lose significant business opportunities. Furthermore, our stock price could decline if the market does not view our use of the net proceeds from this offering favorably.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation, and availability of resources. These forward-looking statements include, without limitation, statements regarding: proposed new programs; expectations that regulatory developments or other matters will not have a material adverse effect on our financial position, results of operations, or liquidity; statements concerning projections, predictions, expectations, estimates, or forecasts as to our business, financial and operational results, and future economic performance; and statements of management’s goals and objectives and other similar expressions concerning matters that are not historical facts. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	our failure to comply with the extensive regulatory framework applicable to our industry, including Title IV of the Higher Education Act and the regulations thereunder, state laws and regulatory requirements, and accrediting commission requirements;

•	the ability of our students to obtain federal Title IV funds, state financial aid, and private financing;

•	risks associated with changes in applicable federal and state laws and regulations and accrediting commission standards;

•	our ability to hire and train new, and develop and train existing, enrollment counselors;

•	the pace of growth of our enrollment;

•	our ability to convert prospective students to enrolled students and to retain active students;

•	our success in updating and expanding the content of existing programs and developing new programs in a cost-effective manner or on a timely basis;

•	industry competition, including competition for qualified executives and other personnel;

•	risks associated with the competitive environment for marketing our programs;

•	failure on our part to keep up with advances in technology that could enhance the online experience for our students;

•	our ability to manage future growth effectively;

•	general adverse economic conditions or other developments that affect job prospects in our core disciplines; and

•	other factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and “Regulation.”

Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

The net proceeds from the sale of           shares of our common stock offered by us in this offering will be approximately $      million (or approximately $      million if the underwriters exercise their over-allotment option in full), assuming an initial public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We will declare a special distribution equal to     % of the gross proceeds of this offering, including any proceeds we receive from the underwriters’ exercise of their over-allotment option, that will be payable promptly upon the completion of this offering (and following the exercise of the over-allotment option, if applicable) to our stockholders of record as of          , 2008. We will make this distribution upon completion of the offering. See “Special Distribution” for further information.

In 2004, we issued a warrant to purchase shares of our common stock in connection with a sale-leaseback transaction we entered into relating to our ground campus. Under the original terms of the warrant, we were entitled to repurchase the warrant for an aggregate price of $16.0 million. Under an amendment to the warrant that was effected in connection with our 2005 conversion from a limited liability company to a corporation, the right to repurchase the warrant, as well as a right to repurchase any shares issued upon exercise of the warrant, in each case for $16.0 million, was transferred to a holding company whose sole purpose was to hold the equity interests of all of our members at the time of conversion. In connection with this offering, if such investors do not exercise such right, then we may exercise the right to repurchase the warrant or the underlying shares. We intend to use up to $16.0 million of the gross proceeds of this offering to repurchase any portion of the warrant or the underlying shares not purchased by such investors.

We intend to use the remaining proceeds that we receive from this offering and from the underwriters’ exercise of their over-allotment option to pay the expenses of this offering and for general corporate purposes.

Each $1.00 increase or decrease in the assumed public offering price of $      per share would increase or decrease, as applicable, the aggregate amount of the special distribution by $      million, the per share amount of the special distribution by $      on an as-if converted basis and the net proceeds to us by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and, with respect to the net proceeds to us, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, any increase or decrease in the number of shares that we sell in the offering will increase or decrease the special distribution and our net proceeds in proportion to such increase or decrease, as applicable, multiplied by the offering price per share, with respect to our net proceeds, less underwriting discounts and commissions and offering expenses.

SPECIAL DISTRIBUTION

We intend to declare a special distribution equal to     % of the gross proceeds of this offering, including any proceeds we receive from the underwriters’ exercise of their over-allotment option, that will be paid promptly upon the completion of this offering (and following the exercise of the over-allotment option, if applicable) to our stockholders of record as of     , 2008. Of the estimated aggregate amount of the special distribution of $      million (exclusive of any amounts that may be received from the underwriters’ exercise of the over-allotment option), assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover of this prospectus, $      million will be paid in respect of shares of our capital stock over which our directors and executive officers are deemed to exercise sole or shared voting or investment power. These proceeds will be allocated among our directors and executive officers as set forth in the following table.

	Date of Acquisition	Original Acquisition
	of Shares to Which	Cost of Shares to Which	Amount of
	Special Distribution	Special Distribution	Special
Name of Beneficial Owner	Relates	Relates(1)	Distribution(2)
		(In thousands)

5% Stockholders
Endeavour Capital Fund IV, L.P. and affiliates(3)
Series A convertible preferred stock	August 24, 2005	$16,000	$
Series C preferred stock	December 18, 2007	5,863

Total		21,863
220 GCU, L.P. and affiliates(4)
Common stock	February 2, 2004	3,042
Series A convertible preferred stock	August 24, 2005	3,250
Series C preferred stock	December 18, 2007	3,271

Total		9,563
Staci L. Buse(5)
Common stock	February 2, 2004	3,038
Series C preferred stock	December 18, 2007	934

Total		3,972
Significant Ventures, LLC
Common stock	February 2, 2004	276
Series C preferred stock	December 18, 2007	1,223

Total		1,499
Directors
Chad N. Heath(3)
Series A convertible preferred stock	August 24, 2005	16,000
Series C preferred stock	December 18, 2007	5,863

Total		21,863
D. Mark Dorman(3)
Series A convertible preferred stock	August 24, 2005	16,000
Series C preferred stock	December 18, 2007	5,863

Total		21,863
Executive Officers
Brent D. Richardson(5)
Common stock	February 2, 2004	3,038
Series C preferred stock	December 18, 2007	934

Total		3,972
John E. Crowley(6)
Common stock	February 2, 2004	164
Series C preferred stock	December 18, 2007	117

Total		281

	Date of Acquisition	Original Acquisition
	of Shares to Which	Cost of Shares to Which	Amount of
	Special Distribution	Special Distribution	Special
Name of Beneficial Owner	Relates	Relates(1)	Distribution(2)
		(In thousands)

Christopher C. Richardson(5)
Common stock	February 2, 2004	3,043
Series C preferred stock	December 18, 2007	934

Total		3,977
All directors and executive officers as a group		$30,093

(1)	On August 24, 2005, we converted from a limited liability company to a taxable corporation. The reported acquisition cost of shares of common stock represents the value of the capital contributions originally made to acquire the limited liability company interests that were converted into common stock upon such conversion plus capital contributions for which no additional interests were issued, less capital distributions.

(2)	The special distribution is being paid in respect of our common stock, Series A convertible preferred stock, and Series C preferred stock, in each case on an as-converted basis. Upon the closing of this offering, shares of the Series A convertible preferred stock will convert into shares of common stock on a one-for-one basis and shares of the Series C preferred stock will convert into shares of common stock at a rate equal to their liquidation preference per share divided by the initial public offering price per share, which is estimated to be $ per share, which is the midpoint of the range set forth on the cover page of this prospectus.

(3)	Represents shares held of record by Endeavour Capital Fund IV, L.P., Endeavour Associates Fund IV, L.P., and Endeavour Capital Parallel Fund IV, L.P., which we refer to as the Endeavour Entities. Messrs. Chad N. Heath and D. Mark Dorman, each of whom is a managing director of Endeavor Capital IV, LLC, the general partner for each of the Endeavour Entities, are members of our board of directors.

(4)	Represents shares held of record by 220 GCU, L.P., 220 Education, L.P., 220-SigEd, L.P., and SV One, L.P.

(5)	Represents shares held of record by Rich Crow Enterprises, LLC and Masters Online, LLC, of which Brent Richardson, Chris Richardson, and Staci Buse are members and, in each case, which are attributable to, and beneficially owned by, Brent Richardson, Chris Richardson, or Staci Buse, as applicable.

(6)	Represents shares held of record by Rich Crow Enterprises, LLC, of which John Crowley is a member, which are attributable to, and beneficially owned by, John Crowley.

See “Certain Relationships and Related Transactions — Special Distribution” and “Beneficial Ownership of Common Stock” for additional information regarding the beneficiaries of the special distribution and share ownership.

DIVIDEND POLICY

Except as described under “Special Distribution” above, we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. The payment of any dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, earnings, capital requirements, contractual restrictions, outstanding indebtedness, and other factors deemed relevant by our board. As a result, you will need to sell your shares of common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2008:

•	on an actual basis;

•	on a pro forma basis, giving effect to:

(i)	the automatic conversion of all outstanding shares of Series A convertible preferred stock into 5,953 shares of common stock upon the closing of the offering; and

(ii)	the automatic conversion of all outstanding shares of Series C preferred stock into shares of common stock upon the closing of the offering at a conversion rate equal to their liquidation preference per share divided by the initial public offering price per share, which is estimated to be $ per share, which is the midpoint of the range set forth on the cover page of this prospectus; and

•	on a pro forma, as adjusted basis, giving effect to the pro forma adjustments above, as well as:

(i)	our sale of shares of our common stock in this offering (at an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us);

(ii)	the payment of a special distribution to our existing stockholders in the amount of % of the gross proceeds from the sale of common stock by us in this offering, including any proceeds we receive from the underwriters’ exercise of their over-allotment option, which is expected to occur promptly upon the consummation of this offering (and the closing of the exercise of the over-allotment option, if applicable);

(iii)	the repurchase by us of an outstanding warrant to purchase common stock for up to $16.0 million in cash as described in “Use of Proceeds;” and

(iv)	the amendment and restatement of our certificate of incorporation in connection with the closing of this offering, which will increase our authorized capital stock.

You should read this table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” and our financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2008
			Pro Forma,
	Actual	Pro Forma	as Adjusted
	(In thousands, except share data)

Cash and cash equivalents(1)	$7,206	$	$

Capital lease obligations	29,420	$	$
Other indebtedness	1,894	$	$
Series A convertible preferred stock: $0.01 par value; 9,700 shares authorized, 5,953 shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma, as adjusted	18,610
Series B preferred stock: $0.01 par value; 2,200 shares authorized, no shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma, as adjusted	0
Series C preferred stock: $0.01 par value; 3,900 shares authorized, 3,829 shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma, as adjusted	13,859
Stockholders’ equity:
Undesignated preferred stock: $0.01 par value; no shares authorized, issued and outstanding, actual and pro forma; shares authorized, no shares issued and outstanding, pro forma, as adjusted	0
Common stock: $0.01 par value; 30,000 shares authorized, 10,525 shares issued and outstanding, actual; 30,000 shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding pro forma, as adjusted	0
Additional paid-in capital(1)	6,700
Accumulated other comprehensive income	10
Accumulated equity (deficit)	(15,150)

Total stockholders’ equity (deficit)	(8,440)

Total capitalization	$55,343	$	$

(1)	A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease cash, cash equivalents, and short-term marketable securities by $ million, would increase or decrease additional paid-in capital by $ million, and would increase or decrease total stockholders’ equity and total capitalization by $ million, after deducting the underwriting discount, the repurchase of the warrant described in the introductory paragraph to this table, the payment of a special distribution to our existing stockholders in the amount of % of the aggregate proceeds from the sale of common stock by us in this offering, and the estimated offering expenses payable by us. Similarly, any increase or decrease in the number of shares that we sell in the offering will increase or decrease our net proceeds in proportion to such increase or decrease, as applicable, multiplied by the offering price per share, less underwriting discounts and commissions and offering expenses.

DILUTION

Purchasers of the common stock in the offering will suffer an immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the initial public offering price paid by purchasers of shares of our common stock exceeds the net tangible book value per share of our common stock after the offering.

As of June 30, 2008, our pro forma net tangible book value would have been $      million or, $     per share. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by our total liabilities, divided by the number of shares of common stock outstanding after giving effect to the conversion of all outstanding classes of preferred stock into common stock.

Pro forma as adjusted net tangible book value per share represents the amount of total tangible assets reduced by our total liabilities, divided by the number of shares of common stock outstanding after giving effect to the conversion of all outstanding classes of preferred stock into common stock, the repurchase of our outstanding warrant, the payment of the estimated amount of the special distribution to certain of our existing stockholders and the sale of      shares of common stock in the offering at an initial public offering price of $          , the midpoint of the price range set forth on the cover page of this prospectus. Our pro forma as adjusted net tangible book value as of June 30, 2008 would have been $      million, or $      per share. This represents an immediate decrease in net tangible book value of $      per share to existing stockholders and an immediate dilution of $      per share to new investors purchasing shares in the offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock		$

Pro forma net tangible book value per share of common stock as of June 30, 2008	$
Increase per share of common stock attributable to new investors
Decrease per share of common stock after payment of underwriting discounts and commission and estimated offering expenses by us
Decrease per share of common stock after repurchase of warrant
Decrease per share of common stock after payment of the special distribution to certain of our existing stockholders		$

Pro forma as adjusted net tangible book value per share of common stock after this offering
Dilution per share of common stock to new investors		$

Our pro forma as adjusted net tangible book value, and the dilution to new investors in the offering, will change from the amounts shown above if the underwriters’ over-allotment option is exercised.

A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease, as applicable, our as pro forma adjusted net tangible book value per share of common stock by $     , and increase or decrease, as applicable, the dilution per share of common stock to new investors by $     , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, any increase or decrease in the number of shares that we sell in the offering will increase or decrease our net proceeds in proportion to such increase or decrease, as applicable, multiplied by the offering price per share, less underwriting discounts and commissions and offering expenses.

The following table sets forth, as of June 30, 2008, on the pro forma as-adjusted basis described above, the differences between existing stockholders and new investors with respect to the total number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid before deducting underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $      per share of common stock, which is the midpoint of the range set forth on the cover page of this prospectus:

Average
	Shares Purchased		Total Consideration		Price Per
	Number	Percent	Amount	Percent	Share
(Dollars in thousands)

Existing stockholders			$		$
New investors					$

Total			$		$

A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease, as applicable, total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $      million, $      million and $      , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, any increase or decrease in the number of shares that we sell in the offering will increase or decrease our net proceeds in proportion to such increase or decrease, as applicable, multiplied by the offering price per share, less underwriting discounts and commissions and offering expenses. This table does not give effect to the payment of the special distribution to existing stockholders.

If the underwriters’ over-allotment option is exercised in full, the number of shares held by existing stockholders after this offering would be , or     %, and the number of shares held by new investors would increase to          , or     %, of the total number of shares of our common stock outstanding after this offering.

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth selected financial and other data as of the dates and for the periods indicated. The statement of operations and other data, excluding period end enrollment, for the years ended December 31, 2005, 2006, and 2007, and the balance sheet data as of December 31, 2006 and 2007, have been derived from our audited financial statements, which are included elsewhere in this prospectus. The selected statement of operations and other data for the period from February 2, 2004 (date of inception) through December 31, 2004, and the selected balance sheet data as of December 31, 2004 and 2005 have been derived from our unaudited financial statements, which are not included in this prospectus. The statement of operations and other data, excluding period end enrollment, for each of the six month periods ended June 30, 2007 and 2008, and the balance sheet data as of June 30, 2008, have been derived from our unaudited financial statements, which are presented elsewhere in this prospectus and include, in the opinion of management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of such data. Our historical results are not necessarily indicative of our results for any future period.

You should read the following selected financial and other data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	February 2, 2004				Six Months Ended
	to December 31,	Year Ended December 31,			June 30,
	2004(2)	2005	2006	2007	2007	2008
	(Unaudited)	(Restated)(1)			(Unaudited)
	(In thousands, except enrollment, share, and per share data)

Statement of Operations Data:
Net revenue	$25,629	$51,793	$72,111	$99,326	$44,071	$70,275
Costs and expenses:
Instructional costs and services	19,705	28,063	31,287	39,050	17,555	24,028
Selling and promotional	9,735	14,047	20,093	35,148	14,186	27,473
General and administrative	10,828	12,968	15,011	17,001	8,377	10,960
Royalty to former owner	448	1,619	2,678	3,782	1,629	1,488

Total costs and expenses	40,716	56,697	69,069	94,981	41,747	63,949

Operating income (loss)	(15,087)	(4,904)	3,042	4,345	2,324	6,326
Interest expense	(1,135)	(3,098)	(2,827)	(2,975)	(1,515)	(1,507)
Interest income	10	276	912	1,172	692	432

Income (loss) before income taxes	(16,212)	(7,726)	1,127	2,542	1,501	5,251
Income tax expense (benefit)(3)	—	(3,440)	529	1,016	600	2,027

Net income (loss)	(16,212)	(4,286)	598	1,526	901	3,224
Preferred dividends	—	—	(527)	(349)	(167)	(521)

Net income available (loss attributable) to common stockholders	$(16,212)	$(4,286)	$71	$1,177	$734	$2,703

Earnings (loss) per common share
Basic	N/A	$(424)	$7	$114	$71	$259
Diluted	N/A	$(424)	$4	$61	$38	$151
Shares used in computing earnings (loss) per common share
Basic	N/A	10,115	10,325	10,363	10,325	10,454
Diluted	N/A	10,115	20,185	19,246	19,196	17,866
Other Data:
Capital expenditures	$24,376	$817	$2,387	$7,406	$3,234	$3,983
Depreciation and amortization	$1,136	$1,879	$2,396	$3,300	$1,473	$2,269
Adjusted EBITDA(4)	$(13,503)	$(895)	$9,074	$11,723	$5,551	$10,294
Period end enrollment:(5)
Online	3,141	6,212	8,406	12,497	9,032	14,847
Ground	1,852	2,210	2,256	2,257	1,300	1,663

					As of
	As of December 31,				June 30,
	2004	2005	2006	2007	2008
	(Unaudited)	(Unaudited)	(Restated)(1)		(Unaudited)
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$3,476	$2,579	$14,361	$23,210	$7,206
Total assets	30,892	51,859	61,232	88,568	80,548
Capital lease obligations (including short-term)	24,055	24,056	29,728	29,228	29,420
Other indebtedness (including short-term indebtedness)	4,295	2,193	2,462	2,408	1,894
Preferred stock	—	25,590	21,390	31,948	32,469
Total stockholders’/members’ deficit(2)	(7,645)	(12,111)	(11,723)	(10,386)	(8,440)

(1)	Our financial statements at December 31, 2006, and 2007 and for each of the three years in the period ended December 31, 2007 have been restated. See Note 3, “Restatement of Financial Statements,” in our financial statements that are included elsewhere in this prospectus.

(2)	On February 2, 2004, we acquired the assets of Grand Canyon University from a non-profit foundation and converted its operations from non-profit to for-profit status. While the university has continuously operated since 1949, for accounting and financial statement reporting purposes, we treat the date of acquisition and conversion to for-profit status as the date of inception of our business.

(3)	On August 24, 2005, we converted from a limited liability company to a taxable corporation. For all periods subsequent to such date, we have been subject to corporate-level U.S. federal and state income taxes.

(4)	Adjusted EBITDA is defined as net income (loss) plus interest expense net of interest income, plus income tax expense (benefit), and plus depreciation and amortization (EBITDA), as adjusted for (i) royalty payments incurred pursuant to an agreement with our former owner that has been terminated as of April 15, 2008, as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors affecting comparability — Settlement with former owner” and Note 2 to our financial statements that are included elsewhere in this prospectus, and (ii) management fees and expenses that are no longer paid or that will no longer be payable following completion of this offering.

We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. We also make certain compensation decisions based, in part, on our operating performance, as measured by Adjusted EBITDA. See “Compensation Discussion and Analysis — Impact of Performance on Compensation.” All of the adjustments made in our calculation of Adjusted EBITDA are adjustments to items that management does not consider to be reflective of our core operating performance. Management considers our core operating performance to be that which can be affected by our managers in any particular period through their management of the resources that affect our underlying revenue and profit generating operations during that period. Management fees and expenses and royalty expenses paid to our former owner are not considered reflective of our core operating performance.

Our management uses Adjusted EBITDA:

•	in developing our internal budgets and strategic plan;

•	as a measurement of operating performance;

•	as a factor in evaluating the performance of our management for compensation purposes; and

•	in presentations to the members of our board of directors to enable our board to have the same measurement basis of operating performance as are used by management to compare our current operating results with corresponding prior periods and with the results of other companies in our industry.

However, Adjusted EBITDA is not a recognized measurement under GAAP, and when analyzing our operating performance, investors should use Adjusted EBITDA in addition to, and not as an alternative for, net income, operating income, or any other performance measure presented in accordance with GAAP, or as an alternative to cash flow from operating activities or as a measure of our liquidity. Because not all companies use identical calculations, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA has limitations as an analytical tool, as discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Discussion.”

The following table presents data relating to Adjusted EBITDA, which is a non-GAAP measure, for the periods indicated:

				Six Months
				Ended
	Year Ended December 31,			June 30,
	2005	2006	2007	2007	2008
	Restated(1)			(Unaudited)
	(In thousands)

Net income (loss)	$(4,286)	$598	$1,526	$901	$3,224
Plus: interest expense net of interest income	2,822	1,915	1,803	823	1,075
Plus: income tax expense (benefit)	(3,440)	529	1,016	600	2,027
Plus: depreciation and amortization	1,879	2,396	3,300	1,473	2,269

EBITDA	(3,025)	5,438	7,645	3,797	8,595

Plus: royalty to former owner(a)	1,619	2,678	3,782	1,629	1,488
Plus: management fees and expenses(b)	511	958	296	125	211

Adjusted EBITDA	$(895)	$9,074	$11,723	$5,551	$10,294

(a)	Reflects the royalty fee arrangement with the former owner of Grand Canyon University in which we agreed to pay a stated percentage of cash revenue generated by our online programs. As a result of the settlement of a dispute with the former owner, we are no longer obligated to pay this royalty, although the settlement includes a prepayment of future royalties that will be amortized in 2008 and future periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors affecting comparability — Settlement with former owner” and Note 2 to our financial statements that are included elsewhere in this prospectus.

(b)	Reflects management fees and expenses of $0.1 million, $0.3 million, and $0.3 million for the years ended December 31, 2005, 2006, and 2007, respectively, and $0.1 million and $0.2 million for the six month periods ended June 30, 2007 and 2008, respectively, to the general partner of Endeavour Capital, and an aggregate of $0.4 million and $0.7 million for the years ended December 31, 2005 and 2006, respectively, to an entity affiliated with a former director and another affiliated with a significant stockholder, in each case following their investment in us. The agreements relating to these arrangements have all terminated or will terminate by their terms upon the closing of this offering. See “Certain Relationships and Related Transactions.”

(5)	The decrease in the number of ground students on June 30, 2007 and 2008 in comparison to December 31, 2006 and 2007 is attributable to the fact that a portion of our ground students typically do not enroll in classes during the summer months. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Seasonality.”

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes that appear elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Forward-Looking Statements.”

Overview

General

We are a regionally accredited provider of online postsecondary education services focused on offering graduate and undergraduate degree programs in our core disciplines of education, business, and healthcare. In addition to our online programs, we offer ground programs at our traditional campus in Phoenix, Arizona and onsite at the facilities of employers. At June 30, 2008, we had approximately 16,500 students. At December 31, 2007 we had approximately 14,800 students, 85% of whom were enrolled in our online programs, with 62% pursuing master’s degrees. Since we acquired Grand Canyon University in February 2004, we have enhanced our senior management team, expanded our online platform, increased our program offerings, and initiated a marketing and branding effort to further differentiate us in the markets in which we operate. We have also made investments to enhance our student and technology support services. We believe the changes we have instituted, combined with our management expertise, provide a platform that will support continued enrollment and revenue growth.

In 2003, the Board of Trustees of the former owner initiated a process to evaluate alternatives as a result of the school’s poor financial condition and, in February 2004, several of our current stockholders acquired the assets of the school and converted it to a for-profit institution. In May 2005, following this change in control, the Department of Education recertified us to continue participating in the Title IV programs on a provisional basis, subject to certain restrictions and requirements, including requirements to post a letter of credit, accept restrictions on the growth of our program offerings and enrollment, and receive Title IV funds under the heightened cash monitoring system of payment (pursuant to which an institution is required to credit students with Title IV funds prior to obtaining those funds from the Department of Education). In October 2006, based on our significantly improved financial condition and performance since the change in control, the Department of Education eliminated the letter of credit requirement and allowed the growth restrictions to expire. In 2007, the Department of Education eliminated the heightened cash monitoring restrictions and returned us to the advance payment method (pursuant to which an institution receives Title IV funds from the Department of Education in advance of disbursement to students).

Regulatory

For our fiscal years ended December 31, 2006 and 2007, we derived approximately 63.8% and 65.5%, respectively, of our net revenue from tuition financed through federal student financial aid programs authorized by Title IV of the Higher Education Act. The following trends and uncertainties may affect the availability of or our participation in the Title IV programs.

During 2007 and 2008, student loan programs, including the Title IV programs, have come under increased scrutiny by the Department of Education, Congress, state attorneys general, and other parties, including with respect to lending practices related to such programs and potential conflicts of interest between educational institutions and their lenders. The Attorney General of the State of Arizona has requested extensive documentation and information from us and other institutions in Arizona concerning student loan practices, and we recently provided testimony in response to a subpoena from the Attorney General of the State of Arizona about such practices. As a result of this nationwide scrutiny, Congress has passed new laws, the Department of Education has enacted stricter regulations, and several states have adopted codes of conduct or enacted state laws that further regulate the conduct of lenders, schools, and school personnel. The effect of such actions may be to increase the cost of participating in the Title IV programs and other student loan programs, although we are unable to calculate such potential costs at this time.

In addition, recent adverse market conditions for consumer loans in general have affected the student lending marketplace, causing some lenders to cease providing Title IV loans to students and causing others to reduce the benefits and increase the fees for the Title IV loans they provide. While some of the lenders we regularly engage with have announced decisions to stop participating in the Title IV loan market generally, to date there have been no material disruptions in the availability of Title IV loans to our students. The conditions in the market, including the effect of recent legislation aimed at broadening access to Title IV loans, are continuing to evolve and the ultimate impact of such market conditions on our business, if any, cannot be predicted. See “Regulation — Regulation of Federal Student Financial Aid Programs.”

Key financial metrics

Net revenue

Net revenue consists principally of tuition, room and board charges attributable to students residing on our ground campus, application and graduation fees, and commissions we earn from bookstore and publication sales, less scholarships. Factors affecting our net revenue include: (i) the number of students who are enrolled and who remain enrolled in our courses; (ii) the number of credit hours per student; (iii) our degree and program mix; (iv) changes in our tuition rates; (v) the amount of the scholarships that we offer; (vi) the number of students housed in, and the rent charged for, our on-campus student apartments and dormitories; and (vii) the number of students who purchase books from our bookstore.

We define enrollments for a particular time period as the number of students registered in a course on the last day of classes for each program within that financial reporting period. We offer three 16-week semesters in a calendar year, with two starts available per semester for our online students and for students who typically take evening courses on-campus or onsite at the facilities of their employer, whom we refer to as professional studies ground students, and one start available per semester for our traditional ground students. Enrollments are a function of the number of continuing students at the beginning of each period and new enrollments during the period, which are offset by graduations, withdrawals, and inactive students during the period. Inactive students for a particular period include students who are not registered in a class and, therefore, are not generating net revenue for that period, but who have not withdrawn from Grand Canyon University.

We believe that the principal factors that affect our enrollments and net revenue are the number and breadth of the programs we offer; the attractiveness of our program offerings and learning experience, particularly for career-oriented adults who are seeking pay increases or job opportunities that are directly tied to higher educational attainment; the effectiveness of our marketing, recruiting and retention efforts, which is affected by the number and seniority of our enrollment counselors and other recruiting personnel; the quality of our academic programs and student services; the convenience and flexibility of our online delivery platform; the availability and cost of federal and other funding for student financial aid; the seasonality of our net revenue, which is enrollment driven and is typically lowest in our second fiscal quarter and highest in our fourth fiscal quarter; and general economic conditions, particularly as they might affect job prospects in our core disciplines.

The following is a summary of our student enrollment at December 31, 2005, 2006, and 2007 and June 30, 2007 and 2008 (which included less than 100 students pursuing non-degree certificates in each period) by degree type and by instructional delivery method:

	December 31,						June 30,
	2005		2006		2007		2007		2008
	#	%	#	%	#	%	#	%	#	%

Master’s degree	6,204	73.7	7,812	73.3	9,156	62.1	7,641	74.0	10,051	60.9
Bachelor’s degree	2,218	26.3	2,850	26.7	5,598	37.9	2,691	26.0	6,459	39.1

Total	8,422	100.0	10,662	100.0	14,754	100.0	10,332	100.0	16,510	100.0

	December 31,						June 30,
	2005		2006		2007		2007		2008
	#	%	#	%	#	%	#	%	#	%

Online	6,212	73.8	8,406	78.8	12,497	84.7	9,032	87.4	14,847	89.9
Ground*	2,210	26.2	2,256	21.2	2,257	15.3	1,300	12.6	1,663	10.1

Total	8,422	100.0	10,662	100.0	14,754	100.0	10,332	100.0	16,510	100.0

*	Includes our traditional on-campus students, as well as our professional studies ground students.

For the 2008-09 academic year (the academic year that began in May 2008), our prices per credit hour are $395 for undergraduate online and professional studies courses, $420 for graduate online courses (other than graduate nursing), $510 for graduate online nursing courses, and $645 for undergraduate courses for ground students. The overall price of each course varies based upon the number of credit hours per course (with most courses representing three credit hours), the degree level of the program, and the discipline. In addition, we charge a fixed $7,740 “block tuition” for undergraduate ground students taking between 12 and 18 credit hours per semester, with an additional $645 per credit hour for credits in excess of 18. A traditional undergraduate degree typically requires a minimum of 120 credit hours. The minimum number of credit hours required for a master’s degree and overall cost for such a degree varies by program, although such programs typically require approximately 36 credit hours. Our new doctoral program in education, which is first being offered in the 2008-09 academic year, costs $770 per credit hour and requires approximately 60 credit hours.

Based on current tuition rates, tuition for a full program would equate to approximately $15,000 for an online master’s program, approximately $47,000 for a full four-year online bachelor’s program, and approximately $62,000 for a full four-year bachelor’s program taken on our ground campus. The tuition amounts referred to above assume no reductions for transfer credits or scholarships, which many of our students utilize to reduce their total program costs. The amount of tuition received from our students for a full program is reduced to the extent credits are transferred from other institutions. Additionally, tuition is reduced for some of our students by scholarships. For the years ended December 31, 2006 and 2007, we offered scholarships with a total value of approximately $8.2 million and $10.3 million, respectively. For the six months ended June 30, 2007 and 2008, we offered scholarships with a total value of approximately $4.8 million and $7.7 million, respectively.

Tuition increases for students in our online and professional studies ground programs range from 5.0% to 5.3% for our 2008-09 academic year as compared to 2.6% to 4.2% in the prior academic year. Tuition increases have not historically been, and may not in the future be, consistent across our programs due to market conditions and differences in operating costs of individual programs. Tuition for our traditional ground programs increased 11.2% for our 2008-09 academic year, as compared to 16.0% for the prior academic year. The larger increases for our traditional ground programs generally reflect recovery from a significant decrease in ground tuition rates that we implemented shortly after the 2004 acquisition in an effort to stabilize enrollments and revenues.

We derive a majority of our net revenue from tuition financed by the Title IV programs. For the years ended December 31, 2006 and 2007, 63.8%, and 65.5%, respectively, of our net revenue was derived from the Title IV programs. Our students also rely on scholarships, personal savings, private loans, and employer tuition reimbursements to pay a portion of their tuition and related expenses. During fiscal 2007 and the first six months of 2008, payments derived from private loans constituted less than 5.0% of our net revenue. Third party lenders independently determine whether a loan to a student is classified as subprime, and, based on these determinations, payments derived from subprime loans have historically constituted less than 0.2% of our net revenue. Our future revenues could be affected if and to the extent the Department of Education restricts our participation in the Title IV programs, as it did during the period between 2005 and 2007. Current conditions in the credit markets have adversely affected the environment surrounding access to and cost of student loans. The legislative and regulatory environment is also changing, and new federal legislation was recently enacted pursuant to which the Department of Education is authorized to buy Title IV loans and implement a “lender of last resort” program in certain circumstances. See “Risk

Factors” and “Regulation — Regulation of Federal Student Financial Aid Programs.” We do not believe these market and regulatory conditions have adversely affected us to date, but we cannot predict whether the new legislation will improve access to Title IV funding or the impact of any of these developments on future performance.

Costs and expenses

Instructional cost and services.  Instructional cost and services consist primarily of costs related to the administration and delivery of our educational programs. This expense category includes salaries and benefits for full-time and adjunct faculty and administrative personnel, costs associated with online faculty, information technology costs, curriculum and new program development costs, and costs associated with other support groups that provide service directly to the students. This category also includes an allocation of depreciation, amortization, rent, and occupancy costs attributable to the provision of educational services. Classroom facilities are leased or, in some cases, are provided by the students’ employers at no charge to us. We expect instructional costs and services as a percentage of tuition and other net revenue to continue to decline as we leverage our support services that are in place over a larger tuition and enrollment base.

Selling and promotional.  Selling and promotional expenses include salaries and benefits of personnel engaged in the marketing, recruitment, and retention of students, as well as advertising costs associated with purchasing leads, hosting events and seminars, and producing marketing materials. Our selling and promotional expenses are generally affected by the cost of advertising media and leads, the efficiency of our marketing and recruiting efforts, salaries, and benefits for our enrollment personnel, and expenditures on advertising initiatives for new and existing academic programs. This category also includes an allocation of depreciation, amortization, rent, and occupancy costs attributable to selling and promotional activities. Selling and promotional costs are expensed as incurred. As a result of the removal of our growth restrictions in October 2006, we more than quadrupled the number of our enrollment counselors between December 31, 2006 and June 30, 2008 in an effort to increase our recruiting activities and enroll prospective students. We also leased new enrollment centers in Arizona and Utah, and we intend to continue to increase the number of our enrollment counselors in these centers to increase enrollment and enhance student retention. We incur immediate expenses in connection with hiring new enrollment counselors while these individuals undergo training, and typically do not achieve full productivity or generate enrollments from these enrollment counselors until four to six months after their dates of hire.

Selling and promotional costs also include revenue share arrangements with related parties pursuant to which we pay a percentage of the net revenue that we actually receive from applicants recruited by those entities that matriculate at Grand Canyon University. The related party bears all costs associated with the recruitment of these applicants. For the years ended December 31, 2005, 2006, and 2007, and for the six month periods ended June 30, 2007 and 2008, we expensed approximately $2.8 million, $3.7 million, $4.3 million, $2.1 million, and $2.9 million, respectively, pursuant to these arrangements. As we increase our internal recruiting, marketing, and enrollment staff, we expect this revenue share as a proportion of total revenue to decline.

General and administrative.  General and administrative expenses include salaries and benefits of employees engaged in corporate management, finance, human resources, facilities, compliance, and other corporate functions. General and administrative expenses also include bad debt expense and an allocation of depreciation, amortization, rent and occupancy costs attributable to general and administrative functions.

Royalty to former owner.  In connection with our February 2004 acquisition of the assets of Grand Canyon University by several of our current stockholders, we entered into a royalty fee arrangement with the former owner in which we agreed to pay a stated percentage of cash revenue generated by our online programs. For the years ended December 31, 2005, 2006, and 2007, and for the six month periods ended June 30, 2007 and 2008, we expensed $1.6 million, $2.7 million, $3.8 million, $1.6 million, and $1.5 million, respectively, in connection with this arrangement. This arrangement has been terminated, as discussed below.

Interest expense.  Interest expense consists primarily of interest charges on our capital lease obligations and on the outstanding balances of our notes payable and line of credit.

Factors affecting comparability

We have set forth below selected factors that we believe have had, or can be expected to have, a significant effect on the comparability of recent or future results of operations:

Conversion to corporate status.  On August 24, 2005, we converted from a Delaware limited liability company to a Delaware corporation pursuant to Section 265 of the DGCL. As a limited liability company, we were treated as a partnership for U.S. federal and state income tax purposes and, as such, we were not subject to taxation. For all periods subsequent to such date, we have been and will continue to be subject to corporate-level U.S. federal and state income taxes.

Public company expenses.  Upon consummation of our initial public offering, we will become a public company, and we intend to have our shares listed for trading on the Nasdaq Global Market. As a result, we will need to comply with laws, regulations, and requirements that we did not need to comply with as a private company, including certain provisions of the Sarbanes-Oxley Act of 2002, related SEC regulations, and the requirements of Nasdaq. Compliance with the requirements of being a public company will require us to increase our general and administrative expenses in order to pay our employees, legal counsel, and accountants to assist us in, among other things, external reporting, instituting and monitoring a more comprehensive compliance and board governance function, establishing and maintaining internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, and preparing and distributing periodic public reports in compliance with our obligations under the federal securities laws. In addition, being a public company will make it more expensive for us to obtain director and officer liability insurance. We estimate that incremental annual public company costs will be between $3.0 million and $4.0 million.

Settlement with former owner.  To resolve a dispute with our former owner arising from our acquisition of Grand Canyon University and subsequent lease of our campus, we entered into a standstill agreement in September 2007 pursuant to which we agreed with the former owner to stay all pending legal proceedings through April 15, 2008. In accordance with the terms of the standstill agreement, we made an initial non-refundable $3.0 million payment to the former owner in October 2007 and made an additional $19.5 million payment to the former owner in April 2008, with these amounts serving as consideration for: (i) the satisfaction in full of all past and future royalties due to the former owner under a royalty agreement; (ii) the acquisition by us of a parcel of real estate owned by the former owner on our campus; (iii) the termination of a sublease agreement pursuant to which the former owner leased office space on our campus; (iv) the assumption by us of all future payment obligations in respect of certain gift annuities made to the school by donors prior to the acquisition; (v) the cancellation of a warrant we issued to the former owner in the lease transaction; and (vi) the satisfaction in full of a $1.25 million loan made by the former owner to us in the lease transaction (including all accrued and unpaid interest thereon). Most of the amounts payable to the former owner under the royalty arrangement in 2005, and all of the amounts payable in 2006 and 2007, were accrued and not paid due to the dispute. A portion of the settlement payments has been treated as a prepaid royalty asset that will be amortized over 20 years at approximately $0.3 million per year, which differs from the historical royalty expense.

Management fees and expenses.  In connection with an August 2005 investment led by Endeavour Capital, we entered into a professional services agreement with Endeavour Capital’s general partner. Concurrent with the closing of this offering, the professional services agreement will terminate by its terms. For the years ended December 31, 2005, 2006, and 2007, and for the six month periods ended June 30, 2007 and 2008, we incurred $0.1 million, $0.3 million, $0.3 million, $0.1 million, and $0.2 million, respectively, in fees and expenses under this agreement. In addition, through December 31, 2006, we were party to two additional professional services agreements, one with an entity affiliated with a former director and another affiliated with a significant stockholder, both of which terminated in accordance with their respective terms in 2006. For the years ended December 31, 2005 and 2006, we paid an aggregate of $0.4 million and $0.7 million, respectively, under these agreements. See “Certain Relationships and Related Transactions” located elsewhere in this prospectus for additional information.

Stock-based and other executive compensation.  Prior to this offering, we have not granted or issued any stock-based compensation. Accordingly, we have not recognized any stock-based compensation expense.

Upon the consummation of this offering, we intend to make substantial awards to our directors, officers, and employees, including certain grants to our new Chief Executive Officer and to other employees that will be fully vested upon grant. As a result, we expect to incur non-cash, stock-based compensation expenses in future periods, including expenses of approximately $10 million in the second half of 2008.

In July 2008, we hired a new Chief Executive Officer, Chief Financial Officer, and Executive Vice President, as well as other financial and accounting personnel. Accordingly, compensation expenses, as reflected in our general and administrative expenses, will be higher beginning in the third quarter of 2008.

License agreement.  In June 2004, we entered into a license agreement with Blanchard Education, LLC (“Blanchard”) relating to our use of the Ken Blanchard name for our College of Business. The license agreement remains in effect (unless terminated earlier) until February 6, 2016. Under the terms of that agreement, we agreed to pay Blanchard royalties and to issue to Blanchard up to 498 shares of common stock, with the actual number of shares to be issued to be contingent upon our achievement of stated enrollment levels in the College of Business programs during the term of the agreement. On December 31, 2006, it became probable that Blanchard would earn 100 shares under this agreement associated with the first enrollment threshold and, during the third quarter 2007, those 100 shares were earned due to the enrollment threshold being met. On May 9, 2008, the terms of the agreement were amended, pursuant to which Blanchard was issued a total of 200 shares of common stock in full settlement of all shares owed and contingently owed under this agreement. Thus, an additional 100 shares became earned on that date and all remaining performance conditions based on enrollment thresholds were terminated. The shares issued were valued at the date the shares were earned and have been treated as a prepaid royalty asset that will be amortized over the remaining term of the license agreement. We will recognize approximately $0.4 million per year in amortization expense related to the issuance of the common stock through February 2016.

Internal Control Over Financial Reporting

Overview.  We have material weaknesses in internal control over financial reporting. In connection with the preparation of our 2005, 2006, and 2007 financial statements, and our financial statements for the six month period ended June 30, 2008, we identified matters involving our internal control over financial reporting that constituted material weaknesses as defined under the standards of the American Institute of Certified Public Accountants and caused us to conclude that there was more than a remote likelihood that a material misstatement of our annual or interim financial statements would not be prevented or detected on a timely basis by our employees in the normal course of performing their assigned functions. We have restated our financial statements as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006, and 2007. See Note 3, “Restatement of Financial Statements,” to our financial statements, which are included elsewhere in this prospectus.

Material weaknesses.  In connection with the preparation of our 2005, 2006, and 2007 financial statements, and our financial statements for the six month period ended June 30, 2008, we identified errors regarding our accounting for the following transactions:

•	In connection with our formation in February 2004, an entity owned in part by our Executive Chairman and our General Counsel contributed certain intangible assets to us, and we improperly recorded these contributed assets at our estimate of their fair value rather than at their carryover basis.

•	In connection with our acquisition of Grand Canyon University from the former owner in February 2004, we improperly accounted for a perpetual royalty arrangement between us and the former owner as goodwill rather than as a current period expense. Later, in connection with a settlement agreement we entered into with the former owner in 2007 that provided for a termination of this royalty arrangement, we improperly accounted for a partial settlement payment as a current period expense rather than as a prepaid royalty subject to amortization.

•	In connection with our entry into a lease agreement for our ground campus and buildings in June 2004, we improperly accounted for the arrangement as an operating lease rather than accounting for certain components of the lease as a capital lease.

•	In 2004 and 2005, we failed to properly capitalize the issuance of certain common stock and equity linked instruments to third parties.

•	During the six month period ended June 30, 2008, we concluded that a significant increase in our allowance for doubtful accounts was required. A portion of the increase has been determined to be the correction of an error from prior periods and thus the accompanying financial statements have been restated to reflect this increase.

We believe the control deficiencies related to these errors constitute material weaknesses in our internal control over financial reporting. The material weakness related to our lack of processes and controls that would ensure the proper recording of assets, expenses, leases, and equity instruments in accordance with GAAP.

Management is committed to remediating the control deficiencies that constitute the material weaknesses described herein by implementing changes to our internal control over financial reporting. We have implemented a number of significant changes and improvements in our internal control over financial reporting during the second and third quarters of fiscal year 2008. Our Chief Financial Officer has taken responsibility for implementing changes and improvements in the internal control over financial reporting and remediate the control deficiencies that gave rise to the material weaknesses. Specifically, these changes include:

•	engaging a new Chief Financial Officer and hiring additional financial and accounting personnel, all of whom have experience managing or working in the corporate accounting department of a large publicly traded education company;

•	making numerous process changes in the financial reporting area, including additional oversight and review; and

•	conducting training of our accounting staff for purposes of enabling them to recognize and properly account for transactions of the type described above.

Management plans to continue to implement further changes and improvements during the remainder of the current fiscal year. We cannot assure you that the measures we have taken to date and plan to take will remediate the material weaknesses we have identified. Our current independent registered public accounting firm has not evaluated the measures we have taken or plan to take in order to address the material weaknesses described above.

Critical Accounting Policies and Estimates

The discussion of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. During the preparation of these financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions, including those discussed below. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our financial statements.

We believe that the following critical accounting policies involve our more significant judgments and estimates used in the preparation of our financial statements:

Revenue recognition.  Tuition revenue is recognized monthly over the applicable period of instruction. Deferred revenue and student deposits in any period represent the excess of tuition, fees, and other student payments received as compared to amounts recognized as revenue on the statement of operations and are reflected as current liabilities on our balance sheet. Our educational programs have starting and ending dates that differ from our fiscal quarters. Therefore, at the end of each fiscal quarter, a portion of our revenue from these programs is not yet earned in accordance with the SEC’s Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements. If a student withdraws prior to the end of the third week of a semester, we refund all or a portion of tuition already paid pursuant to our refund policy, which generally results in a reduction in deferred revenue and student deposits.

Allowance for doubtful accounts.  Bad debt expense is recorded as a general and administrative expense. We record an allowance for doubtful accounts for estimated losses resulting from the inability, failure, or refusal of our students to make required payments. We determine the adequacy of our allowance for doubtful accounts based on an analysis of our aging of our accounts receivable and historical bad debt experience. We generally write off accounts receivable balances deemed uncollectible at the time the account is returned by an outside collection agency. However, we continue to reflect accounts receivable with offsetting allowances as long as management believes there is a reasonable possibility of collection. As a result, our allowance for doubtful accounts has increased on an annual basis as bad debt expense has exceeded amounts written off. During the second half of 2008, we expect to begin to write off existing and new doubtful accounts no later than one year after the revenue is generated, which will likely result in a significant reduction in our accounts receivable and related allowances. We believe our reserves are adequate to cover any write offs we may make.

Long-Lived Assets.  We evaluate the recoverability of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Income taxes.  On August 24, 2005, we converted from a limited liability company to a corporation. For all periods subsequent to such date, we have been and will continue to be subject to corporate-level U.S. federal and state income taxes. Effective January 1, 2008, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We account for income taxes as prescribed by Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes (“SFAS No. 109”). SFAS No. 109 prescribes the use of the asset and liability method to compute the differences between the tax basis of assets and liabilities and the related financial amounts using currently enacted tax laws. We have deferred tax assets, which are subject to periodic recoverability assessments. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that more likely than not will be realized. Realization of the deferred tax assets is principally dependent upon achievement of projected future taxable income offset by deferred tax liabilities. We evaluate the realizability of the deferred tax assets annually. Since becoming a taxable corporation, we have not recorded any valuation allowances to date on our deferred income tax assets.

Results of Operations

The following table sets forth statements of operations data as a percentage of net revenue for each of the periods indicated:

				Six Months
				Ended
	Year Ended December 31,			June 30,
	2005	2006	2007	2007	2008
	(Restated)(1)			(Unaudited)

Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses
Instructional cost and services	54.2	43.4	39.3	39.8	34.2
Selling and promotional	27.1	27.9	35.4	32.2	39.1
General and administrative	25.0	20.8	17.1	19.0	15.6
Royalty to former owner	3.2	3.7	3.8	3.7	2.1

Total operating expenses	109.5	95.8	95.6	94.7	91.0

Operating income (loss)	(9.5)	4.2	4.4	5.3	9.0
Interest expense	(5.9)	(3.9)	(3.0)	(3.5)	(2.1)
Interest income	0.5	1.2	1.2	1.6	0.6

Income (loss) before income taxes	(14.9)	1.5	2.6	3.4	7.5
Income tax expense (benefit)	(6.6)	0.7	1.0	1.4	2.9

Net income (loss)	(8.3)	0.8	1.6	2.0	4.6

(1)	Our financial statements at December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007 have been restated. See Note 3, “Restatement of Financial Statements,” included in our financial statements, which are presented elsewhere in this prospectus.

Six Months Ended June 30, 2008 Compared to Six Months Ended June 30, 2007

Net revenue.  Our net revenue for the six months ended June 30, 2008 was $70.3 million, an increase of $26.2 million, or 59.5%, as compared to net revenue of $44.1 million for the six months ended June 30, 2007. This increase was primarily due to increased enrollment and, to a lesser extent, increases in the average tuition per student caused by tuition price increases and an increase in the average credits per student, partially offset by an increase in institutional scholarships. End-of-period enrollment increased 59.8% between June 30, 2007 and 2008, as we were able to continue our growth and increase our recruitment, marketing, and enrollment operations following the elimination of the Department of Education’s growth restrictions in October 2006.

Instructional cost and services expenses.  Our instructional cost and services expenses for the six months ended June 30, 2008 were $24.0 million, an increase of $6.4 million, or 36.9%, as compared to instructional cost and services expenses of $17.6 million for the six months ended June 30, 2007. This increase was primarily due to increases in instructional compensation and related expenses, faculty compensation, depreciation and amortization, and other miscellaneous instructional costs and services of $2.2 million, $2.0 million, $0.7 million, and $1.2 million, respectively. These increases are all attributable to the increased headcount (both staff and faculty) needed to provide student instruction and support services we consider necessary as a result of the increase in enrollments. Our instructional cost and services expenses as a percentage of net revenue decreased by 5.6% to 34.2% for the six months ended June 30, 2008, as compared to 39.8% for the six months ended June 30, 2007. This decrease was a result of the continued shift of our student population to online programs and our ability to leverage the relatively fixed cost structure of our campus-based facilities and ground faculty across an increasing revenue base.

Selling and promotional expenses.  Our selling and promotional expenses for the six months ended June 30, 2008 were $27.5 million, an increase of $13.3 million, or 93.7%, as compared to selling and promotional expenses of $14.2 million for the six months ended June 30, 2007. This increase was primarily due to increases in selling and promotional employee compensation and related expenses, advertising, revenue sharing expense, and other selling and promotional costs of $8.2 million, $3.5 million, $0.9 million, and $0.6 million, respectively. These increases were driven by a substantial expansion in our marketing efforts following the removal of our growth restrictions by the Department of Education, which resulted in an increase in recruitment, marketing, and enrollment staffing, the opening of new enrollment facilities in Arizona and Utah, and expenses related to our revenue sharing arrangement. Our selling and promotional expenses as a percentage of net revenue increased by 6.9% to 39.1% for the six months ended June 30, 2008, from 32.2% for the six months ended June 30, 2007. This increase occurred as a result of a significant increase in the number of our enrollment counselors to increase our efforts to enroll prospective students and also increased marketing and retention staffing. In this regard, we incur immediate expenses in connection with hiring new enrollment counselors while these individuals undergo training, and typically do not achieve full productivity or generate enrollments from these enrollment counselors until four to six months after their dates of hire. We plan to continue to add additional enrollment counselors in the future, although the number of additional hires as a percentage of the total headcount should decrease, and we therefore plan to reduce selling and promotional expenses as a percentage of net revenue in the future.

General and administrative expenses.  Our general and administrative expenses for the six months ended June 30, 2008 were $11.0 million, an increase of $2.6 million, or 30.8%, as compared to general and administrative expenses of $8.4 million for the six months ended June 30, 2007. This increase was primarily due to increases in bad debt expense; legal, audit, and corporate insurance; and other general and administrative expenses of $0.9 million, $0.8 million, and $0.8 million, respectively. Bad debt expense increased to $4.1 million for the six months ended June 30, 2008 from $3.2 million for the six months ended June 30, 2007 as a result of a proportional increase in net revenue. The increase in legal, audit, and corporate insurance is primarily related to legal costs associated with the Sungard matter, which went to arbitration in the second quarter of fiscal 2008. See “Business — Legal Proceedings.” The other general and administrative expense increase was attributable to expenditures made to continue to support the growth of our business. Our general and administrative expenses as a percentage of net revenue decreased by 3.4% to 15.6% for the six months ended June 30, 2008, from 19.0% for the six months ended June 30, 2007, primarily due to a decrease in our bad debt expense and employee compensation and related benefits as a percentage of revenue between periods from 7.2% and 4.7% of revenue during the first six months of 2007, respectively, to 5.8% and 3.0% of revenue during the first six months of 2008, respectively. The improvement in bad debt expense as a percentage of revenue is primarily due to an improvement in our aging between periods and an increased revenue base. The decrease in employee compensation and related benefits as a percentage of revenue is the result of us leveraging our current staffing over a larger revenue base.

Royalty to former owner.  In connection with our royalty fee arrangement with the former owner related to online revenue, we incurred royalty expenses for the six months ended June 30, 2008 of $1.5 million, a decrease of $0.1 million, or 8.7%, as compared to royalty expenses incurred of $1.6 million for the six months ended June 30, 2007 as a result of the elimination of the obligation to pay royalties to the former owner effective April 15, 2008. In the future the only expense that will be recorded will be the amortization of the prepaid royalty asset that was established as a result of payments made to eliminate this future obligation. Our royalty expense as a percentage of net revenue decreased to 2.1% for the six months ended June 30, 2008 from 3.7% for the six months ended June 30, 2007.

Interest expense.  Our interest expense for both the six month periods ended June 30, 2008 and 2007 was $1.5 million as the average level of borrowings remained fairly consistent between periods.

Interest income.  Our interest income for the six months ended June 30, 2008 was $0.4 million, a decrease of $0.3 million from $0.7 million for the six months ended June 30, 2007, as a result of decreased levels of cash and cash equivalents.

Income tax expense.  Income tax expense for the six months ended June 30, 2008 was $2.0 million, an increase of $1.4 million from $0.6 million for the six months ended June 30, 2007. This increase was primarily attributable to increased income before income taxes, partially offset by a slight decrease in our effective income tax rate to 38.6% from 40.0%.

Net income.  Our net income for the six months ended June 30, 2008 was $3.2 million, an increase of $2.3 million, or 257.8%, as compared to net income of $0.9 million for the six months ended June 30, 2007, due to the factors discussed above.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net revenue.  Our net revenue for the year ended December 31, 2007 was $99.3 million, an increase of $27.2 million, or 37.7%, as compared to net revenue of $72.1 million for the year ended December 31, 2006. This increase was primarily due to increased enrollment and, to a lesser extent, increases in tuition rates, including a 2.6% to 4.2% tuition increase for students in our online programs that took effect in May 2007, partially offset by an increase in institutional scholarships. End-of-period enrollment increased 38.4% in 2007 compared to 2006, as we were able to continue our growth and increase our recruitment, marketing, and enrollment operations following the elimination of the Department of Education’s growth restrictions in October 2006.

Instructional cost and services expenses.  Our instructional cost and services expenses for the year ended December 31, 2007 were $39.1 million, an increase of $7.8 million, or 24.8%, as compared to instructional cost and services expenses of $31.3 million for the year ended December 31, 2006. This increase was primarily due to increases in instructional compensation expense and student support services as a result of the increase in enrollments and the addition of certain academic support services, such as the establishment of our Office of Assessment and Institutional Research. Our instructional cost and services expenses as a percentage of net revenue decreased by 4.1% to 39.3% for the year ended December 31, 2007, as compared to 43.4% for the year ended December 31, 2006. This decrease was a result of the continued shift of our student population to online programs and our ability to leverage the relatively fixed cost structure of our campus-based facilities and ground faculty across an increasing revenue base.

Selling and promotional expenses.  Our selling and promotional expenses for the year ended December 31, 2007 were $35.1 million, an increase of $15.1 million, or 74.9%, as compared to selling and promotional expenses of $20.1 million for the year ended December 31, 2006. This increase was driven by a substantial expansion in our marketing efforts following the removal of our growth restrictions by the Department of Education, which resulted in an increase in recruitment, marketing, and enrollment staffing, the opening of new enrollment facilities in Arizona and Utah, and expenses related to our revenue sharing arrangement. Our selling and promotional expenses as a percentage of net revenue increased by 7.5% to 35.4% for the year ended December 31, 2007, from 27.9% for the year ended December 31, 2006. This increase occurred as a result of a significant increase in the number of our enrollment counselors to increase our efforts to enroll prospective students and also increased marketing and retention staffing. In this regard, we incur immediate expenses in connection with hiring new enrollment counselors while these individuals undergo training, and typically do not achieve full productivity or generate enrollments from these enrollment counselors until four to six months after their dates of hire.

General and administrative expenses.  Our general and administrative expenses for the year ended December 31, 2007 were $17.0 million, an increase of $2.0 million, or 13.3%, as compared to general and administrative expenses of $15.0 million for the year ended December 31, 2006. Bad debt expense increased to $6.3 million for the year ended December 31, 2007 from $4.7 million for the year ended December 31, 2006 primarily as a result of a proportional increase in net revenue. The general and administrative expense increase was also attributable to expenditures made to continue to support the growth of our business. Our general and administrative expenses as a percentage of net revenue decreased by 3.7% to 17.1% for the year ended December 31, 2007, from 20.8% for the year ended December 31, 2006, as we benefited from leveraging our prior infrastructure investments over a larger enrollment and revenue base.

Royalty to former owner.  In connection with our royalty fee arrangement with the former owner related to online revenue, we incurred royalty expenses for the year ended December 31, 2007 of $3.8 million, an increase of $1.1 million, or 41.2%, as compared to royalty expenses incurred of $2.7 million for the year ended December 31, 2006. Our royalty expense as a percentage of net revenue remained relatively steady for the years ended December 31, 2007 and 2006, increasing to 3.8% from 3.7%.

Interest expense.  Interest expense for the year ended December 31, 2007 was $3.0 million, an increase of $0.2 million, from $2.8 million for the year ended December 31, 2006 due to a higher average level of borrowings in 2007.

Interest income.  Interest income for the year ended December 31, 2007 was $1.2 million, an increase of $0.3 million, or 28.5%, from $0.9 million for the year ended December 31, 2006, as a result of increased levels of cash and cash equivalents, offset by slightly lower interest rates.

Income tax expense.  Income tax expense for the year ended December 31, 2007 was $1.0 million, an increase of $0.5 million, or 92.1%, from $0.5 million for the year ended December 31, 2006. This increase was primarily attributable to increased income before income taxes, partially offset by a decrease in our effective income tax rate to 40.0% from 46.9%.

Net income.  Our net income for the year ended December 31, 2007 was $1.5 million, an increase of $0.9 million, or 155.2%, as compared to net income of $0.6 million for the year ended December 31, 2006, due to the factors discussed above.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net revenue.  Our net revenue for the year ended December 31, 2006 was $72.1 million, an increase of $20.3 million, or 39.2%, as compared to net revenue of $51.8 million for the year ended December 31, 2005. This increase was primarily due to increased enrollment, increases in tuition rates, including a 8.3% to 12.5% tuition increase for students in our online programs that took effect in May 2006, and reduced levels of institutional scholarships. End-of-period enrollment increased 26.6% in 2006 compared to 2005, as a result of improved productivity in our recruitment, marketing, and enrollment operations and the launch of many of our ground programs in an online delivery format, as limited by the growth restrictions imposed by the Department of Education, which were eliminated in October 2006.

Instruction cost and services expenses.  Our instructional cost and services expenses for the year ended December 31, 2006 were $31.3 million, an increase of $3.2 million, or 11.5%, as compared to instructional cost and services expenses of $28.1 million for the year ended December 31, 2005. This increase was primarily due to increases in instructional compensation expense and student support services as a result of the increase in enrollments. Our instructional cost and services expenses as a percentage of net revenue decreased by 10.8% to 43.4% for the year ended December 31, 2006, as compared to 54.2% for the year ended December 31, 2005. This decrease in 2006 was a result of the continued shift of our student population to online programs, our ability to leverage the relatively fixed cost structure of our campus-based facilities and ground faculty across an increasing revenue base, and more efficient course scheduling and faculty utilization.

Selling and promotional expenses.  Our selling and promotional expenses for the year ended December 31, 2006 were $20.1 million, an increase of $6.0 million, or 43.0%, as compared to selling and promotional expenses of $14.0 million for the year ended December 31, 2005. As a percentage of net revenue, our selling and promotional expenses remained relatively steady for the years ended December 31, 2006 and 2005, increasing to 27.9% from 27.1%.

General and administrative expenses.  Our general and administrative expenses for the year ended December 31, 2006 were $15.0 million, an increase of $2.0 million, or 15.8%, as compared to general and administrative expenses of $13.0 million for the year ended December 31, 2005. Bad debt expense increased to $4.7 million for the year ended December 31, 2006 from $2.6 million for the year ended December 31, 2005 due to an increase in net revenue and management’s assessment of our rapidly growing student base and changes in payment trends. Our general and administrative expenses as a percentage of net revenue decreased by 4.2% to 20.8% for the year ended December 31, 2006, from 25.0% for the year ended December 31, 2005, as we benefited from leveraging our prior infrastructure investments over a larger enrollment and revenue base.

Royalty to former owner.  In connection with our royalty fee arrangement with our former owner, we incurred royalty expenses for the year ended December 31, 2006 of $2.7 million, an increase of $1.1 million, or 65.4%, as compared to royalty expenses incurred of $1.6 million for the year ended December 31, 2005. Our royalty expense as a percentage of net revenue increased by 0.6% to 3.7% for the year ended December 31, 2006, from 3.1% for the year ended December 31, 2005. These increases were attributable to the increase in our net revenue derived from our online programs, which grew at a faster rate than other revenue sources.

Interest expense.  Interest expense for the year ended December 31, 2006 was $2.8 million, a decrease of $0.3 million, or 8.7%, from $3.1 million for the year ended December 31, 2005. The decrease was primarily due to a lower average level of borrowings in 2006.

Interest income.  Interest income for the year ended December 31, 2006 was $0.9 million, an increase of $0.6 million, from $0.3 million for the year ended December 31, 2005 as a result of increased levels of cash and cash equivalents earning interest.

Income tax expense (benefit).  Income tax expense for the year ended December 31, 2006 was $0.5 million, an increase of $4.0 million from income tax benefit of $3.4 million for the year ended December 31, 2005. This increase was primarily attributable to our net income before income taxes and a change in our effective income tax rate to 46.9% from 44.5%.

Net income (loss).  Our net income for the year ended December 31, 2006 was $0.6 million, an increase of $4.9 million as compared to net loss of $4.3 million for the year ended December 31, 2006 due to the factors discussed above.

Seasonality

Our net revenue and operating results normally fluctuate as a result of seasonal variations in our business, principally due to changes in enrollment. Student population varies as a result of new enrollments, graduations, and student attrition. A portion of our ground students do not attend courses during the summer months (June through August), which affects our results for our second and third fiscal quarters. Because a significant amount of our campus costs are fixed, the lower revenue resulting from the decreased enrollment has historically contributed to operating losses during those periods. As we increase the relative proportion of our online students, we expect this summer effect to lessen. Partially offsetting this summer effect in the third quarter has been the sequential quarterly increase in enrollments that has occurred as a result of the traditional fall school start. This increase in enrollments also has occurred in the first quarter, corresponding to calendar year matriculation. In addition, we typically experience higher net revenue in the fourth quarter due to its overlap with the semester encompassing the traditional fall school start and in the first quarter due to its overlap with the first semester of the calendar year. A portion of our expenses do not vary proportionately with fluctuations in net revenue, resulting in higher operating income in the first and fourth quarters relative to other quarters. We expect quarterly fluctuations in operating results to continue as a result of these seasonal patterns.

Liquidity and Capital Resources

Liquidity.  We financed our operating activities and capital expenditures during the years ended December 31, 2005, 2006, and 2007 and the first six months of 2008 primarily through cash provided by operating activities and several private placements of securities. Our unrestricted cash, cash equivalents, and marketable securities were $14.4 million, $23.2 million, and $7.2 million at December 31, 2006 and 2007 and June 30, 2008, respectively.

During 2007, we entered into a line of credit arrangement with a bank for $6.0 million. As of December 31, 2007, the entire $6.0 million was drawn. We repaid this line in full in February 2008 and we terminated the facility in May 2008.

A significant portion of our net revenue is derived from tuition financed by the Title IV programs. Federal regulations dictate the timing of disbursements under the Title IV programs. Students must apply for new loans and grants each academic year, which starts July 1 for Title IV purposes. Loan funds are generally provided by lenders in multiple disbursements for each academic year. The disbursements are usually received by the start of the second week of the semester. These factors, together with the timing of our students beginning their programs, affect our operating cash flow. We believe we have a favorable working capital profile as these Title IV funds and a significant portion of other tuition and fees are typically received by the start of the second week of a semester and the revenue is recognized and the related expenses are incurred over the duration of the semester, which reduces the impact of the growth in our accounts receivables associated with our enrollment growth.

Based on our current level of operations and anticipated growth, we believe that our cash flow from operations and other sources of liquidity, including cash, and cash equivalents, will provide adequate funds for ongoing operations, planned capital expenditures, and working capital requirements for at least the next 24 months.

Operating Activities.  Net cash used by operating activities for the six months ended June 30, 2008 was $1.3 million. This reduction from the cash provided by operating activities during the year ended December 31, 2007 is due to the payment of $19.5 million made to our former owner in April 2008 to satisfy in full all past royalties due under the royalty agreement and the elimination of the existing obligation to pay royalties for online student revenues in perpetuity. Excluding this payment, net cash provided by operating activities for the six months ended June 30, 2008 would have been $10.8 million. Net cash provided by operating activities for the year ended December 31, 2007 was $7.1 million. Our operating cash flows were affected by our dispute with our former owner; as previously discussed, during 2007 we accrued $3.8 million of royalties payable to our former owner and funded a $3.0 million deposit in connection with a preliminary settlement of that dispute with our former owner. Excluding the accrual and payment to our former owner, net cash provided by operating activities would have been $6.3 million. Our tax payments exceeded our tax expense as our $5.0 million of income taxes paid represented a majority of our 2006 and 2007 tax obligations.

Net cash provided by operating activities for the year ended December 31, 2006 was $6.8 million. As previously discussed, we accrued $2.7 million of royalties payable to our former owner during fiscal year 2006. Excluding the accrued royalties to our former owner, net cash provided by operating activities would have been $4.1 million. Our tax expense exceeded our income taxes paid as a significant portion of our income tax payable for fiscal year 2006 was paid in early 2007.

Net cash used in operating activities for the year ended December 31, 2005 was $7.0 million which was primarily driven by our net loss. During the period, we accrued $1.0 million of royalties payable to our former owner. Excluding the accrued royalties to our former owner, net cash used in operating activities would have been $8.0 million.

Investing Activities.  Net cash provided by (used in) investing activities was $(10.0) million, $6.7 million, and $(7.6) million for the years ended December 31, 2005, 2006, and 2007, respectively, and $(4.0) million for the six months ended June 30, 2008. Our cash used in investing activities is primarily related to the purchase of property, plant, and equipment and leasehold improvements. In 2005, we purchased $9.2 million of investments related to a letter of credit required by the Department of Education and associated with our growth restrictions. This letter of credit was released in 2006, resulting in investment proceeds of $9.0 million. Capital expenditures were $0.8 million, $2.4 million and $7.4 million for the years ended December 31, 2005, 2006, and 2007, respectively, and $4.0 million for the six months ended June 30, 2008. A majority of our historical capital expenditures are related to our ground campus in Phoenix, Arizona. Our online business does not require significant capital expenditures and we expect capital expenditures to represent a decreasing percentage of net revenue in the future. However, we will continue to invest in computer equipment and office furniture and fixtures to support our increasing employee headcounts.

Financing Activities.  Net cash provided by (used in) financing activities was $16.0 million, $(1.7) million, and $9.3 million for the years ended December 31, 2005, 2006, and 2007, respectively, and $(10.7) million for the six months ended June 30, 2008. During these periods, principal payments on notes payable, capital lease obligations and our line of credit were offset by private placements of securities by our stockholders and amounts drawn on our line of credit. Net cash used in financing activities for the six months ended June 30, 2008 also included the $6.0 million related to the repurchase of a warrant from our former owner pursuant to the standstill agreement.

Contractual Obligations

The following table sets forth, as of December 31, 2007, the aggregate amounts of our significant contractual obligations and commitments with definitive payment terms due in each of the periods presented (in millions):

		Payments Due by Period
		Less than	Years	Years	More than
	Total	1 Year	2-3	4-5	5 Years

Long term debt(1)	$2.4	$0.6	$1.3	$0.5	$0.0
Capital lease obligations(1)	52.5	3.7	7.0	6.8	35.0
Tenant improvement obligations(1)	2.3	—	2.3	—	—
Operating lease obligations(2)	30.4	2.2	4.2	3.7	20.3

Total contractual obligations	$87.6	$6.5	$14.8	$11.0	$55.3

(1)	See Note 8, “Notes Payable and Capital Lease Obligations,” to our financial statements, which are included elsewhere in this prospectus, for a discussion of our long term debt and capital lease obligations.

(2)	See Note 9, “Commitments and Contingencies,” to our financial statements, which are included elsewhere in this prospectus, for a discussion of our operating lease obligations.

The foregoing obligations exclude potential royalty payments to Blanchard Education, LLC under our license agreement, the amounts of which are contingent on tuition revenue from certain of our business programs.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Impact of Inflation

We believe that inflation has not had a material impact on our results of operations for the years ended December 31, 2005, 2006, or 2007 and the six months ended June 30, 2008. There can be no assurance that future inflation will not have an adverse impact on our operating results and financial condition.

Non-GAAP Discussion

In addition to our GAAP results, we use Adjusted EBITDA as a supplemental measure of our operating performance and as part of our compensation determinations. Adjusted EBITDA is not required by or presented in accordance with GAAP and should not be considered as an alternative to net income, operating income, or any other performance measure derived in accordance with GAAP, or as an alternative to cash flow from operating activities or as a measure of our liquidity.

In this prospectus, Adjusted EBITDA is defined as net income (loss) plus interest expense net of interest income, plus income tax expense (benefit), and plus depreciation and amortization (EBITDA), as adjusted for (i) royalty payments incurred pursuant to an agreement with our former owner that has been terminated as of

April 15, 2008, as discussed above and in Note 2 to our financial statements, which are included elsewhere in this prospectus, and (ii) management fees and expenses that are no longer paid or that will no longer be payable following completion of this offering.

We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. We also make certain compensation decisions based, in part, on our operating performance, as measured by Adjusted EBITDA. See “Compensation Discussion and Analysis — Impact of Performance on Compensation.” All of the adjustments made in our calculation of Adjusted EBITDA are adjustments to items that management does not consider to be reflective of our core operating performance. Management considers our core operating performance to be that which can be affected by our managers in any particular period through their management of the resources that affect our underlying revenue and profit generating operations during that period. Management fees and expenses and royalty expenses paid to our former owner are not considered reflective of our core performance. We believe Adjusted EBITDA allows us to compare our current operating results with corresponding historical periods and with the operational performance of other companies in our industry because it does not give effect to potential differences caused by variations in capital structures (affecting relative interest expense, including the impact of write-offs of deferred financing costs when companies refinance their indebtedness), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses), the book amortization of intangibles (affecting relative amortization expense), and other items that we do not consider reflective of underlying operating performance. We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors, and other interested parties as a measure of performance.

In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments described above. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by expenses that are unusual, non-routine, or non-recurring. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are that it does reflect:

•	cash expenditures for capital expenditures or contractual commitments;

•	changes in, or cash requirements for, our working capital requirements;

•	interest expense, or the cash requirements necessary to service interest or principal payments on our indebtedness;

•	the cost or cash required to replace assets that are being depreciated or amortized; and

•	the impact on our reported results of earnings or charges resulting from (i) royalties to our prior owner, including amortization of royalties prepaid in connection with our settlement, or (ii) management fees and expenses that were payable until completion of this offering.

In addition, other companies, including other companies in our industry, may calculate these measures differently than we do, limiting the usefulness of Adjusted EBITDA as a comparative measure. Because of these limitations, Adjusted EBITDA should not be considered as a substitute for net income, operating income, or any other performance measure derived in accordance with GAAP, or as an alternative to cash flow from operating activities or as a measure of our liquidity. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally. For more information, see our financial statements and the notes to those statements included elsewhere in this prospectus.

The following table presents data relating to Adjusted EBITDA, which is a non-GAAP measure, for the periods indicated:

				Six Months Ended
	Year Ended December 31,			June 30,
	2005	2006	2007	2007	2008
	Restated(a)			(Unaudited)
	(In thousands)

Net income (loss)	$(4,286)	$598	$1,526	$901	$3,224
Plus: interest expense net of interest income	2,822	1,915	1,803	823	1,075
Plus: income tax expense (benefit)	(3,440)	529	1,016	600	2,027
Plus: depreciation and amortization	1,879	2,396	3,300	1,473	2,269

EBITDA	(3,025)	5,438	7,645	3,797	8,595

Plus: royalty to former owner(b)	1,619	2,678	3,782	1,629	1,488
Plus: management fees and expenses(c)	511	958	296	125	211

Adjusted EBITDA	$(895)	$9,074	$11,723	$5,551	$10,294

(a)	Our financial statements at December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007 have been restated. See Note 3, “Restatement of Financial Statements” in our financial statements that are included elsewhere in this prospectus.

(b)	Reflects the royalty fee arrangement with the former owner of Grand Canyon University in which we agreed to pay a stated percentage of cash revenue generated by our online programs. As a result of the settlement of a dispute with the former owner, we are no longer obligated to pay this royalty, although the settlement includes a prepayment of future royalties that will be amortized in 2008 and future periods. See Note 2 to our financial statements included with this prospectus.

(c)	Reflects management fees and expenses of $0.1 million, $0.3 million, and $0.3 million for the years ended December 31, 2005, 2006, and 2007, respectively, and $0.1 million and $0.2 million for the six month periods ended June 30, 2007 and 2008, respectively, to the general partner of Endeavour Capital, and an aggregate of $0.4 million and $0.7 million for the years ended December 31, 2005 and 2006, respectively, to an entity affiliated with a former director and another affiliated with a significant stockholder following their investment in us. The agreements relating to these arrangements have all terminated or will terminate by their terms upon the closing of this offering. See “Certain Relationships and Related Transactions.”

To date, we have not granted or issued any stock-based compensation. Prior to this offering, we intend to adopt and implement a stock incentive plan pursuant to which we will periodically grant awards to our directors, officers, employees, and other eligible participants. Upon the consummation of this offering and pursuant to this plan, we intend to make substantial awards to our new Chief Executive Officer and to other employees, a significant portion of which will be fully vested upon grant. As a result, we expect to incur non-cash, stock-based compensation expenses in future periods, including expenses of approximately $10 million in the second half of 2008. Although we believe that equity-plan related compensation will be a key element of our employee relations and long-term incentives, we intend to exclude it as an expense when evaluating our core operating performance in any particular period. Accordingly, following this offering, we intend to include stock-based compensation expenses, along with management fees and expenses, royalty expenses to our former owner, and any other expenses and income that we do not consider reflective of our core operating performance, as adjustments when calculating Adjusted EBITDA.

Quantitative and Qualitative Disclosure About Risk

Market risk.  We have no derivative financial instruments or derivative commodity instruments. We invest cash in excess of current operating requirements in short term certificates of deposit and money market instruments.

Interest rate risk.  We manage interest rate risk by investing excess funds in cash equivalents and marketable securities bearing variable interest rates, which are tied to various market indices. Our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that have declined in market value due to changes in interest rates. At December 31, 2007 and June 30, 2008, a 10% increase or decrease in interest rates would not have a material impact on our future earnings, fair values, or cash flows. All of our notes payable and capital lease obligations are fixed rate instruments and are not subject to fluctuations in interest rates.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”). This interpretation, among other things, creates a two step approach for evaluating uncertain tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) determines the amount of benefit that more-likely-than-not will be realized upon settlement. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions, and it has expanded disclosures. We adopted FIN 48 on January 1, 2008, and our adoption did not have a material impact on our financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”) which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 establishes a common definition of fair value, provides a framework for measuring fair value under GAAP and expands disclosure requirements about fair value measurements. SFAS No. 157 is effective for financial statements issued in fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We adopted SFAS No. 157 on January 1, 2008, and its adoption did not will have a material impact on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115 (“SFAS No. 159”). This standard permits entities to choose to measure financial instruments and certain other items at fair value and is effective for the first fiscal year beginning after November 15, 2007. SFAS No. 159 must be applied prospectively, and the effect of the first re-measurement to fair value, if any, should be reported as a cumulative - effect adjustment to the opening balance of retained earnings. We adopted of SFAS No. 159 on January 1, 2008 and its adoption did not have a material impact on our financial position or results of operations.

BUSINESS

Overview

We are a regionally accredited provider of online postsecondary education services focused on offering graduate and undergraduate degree programs in our core disciplines of education, business, and healthcare. In addition to our online programs, we offer ground programs at our traditional campus in Phoenix, Arizona and onsite at the facilities of employers. We are committed to providing an academically rigorous educational experience with a focus on career-oriented programs that meet the objectives of working adults. We utilize an integrated, innovative approach to marketing, recruiting, and retaining students, which has enabled us to increase enrollment from approximately 3,000 students at the end of 2003 to approximately 16,500 students at June 30, 2008, representing a compound annual growth rate of approximately 46%. At December 31, 2007, our enrollment was approximately 14,800, 85% of our students were enrolled in our online programs, and 62% of our students were pursuing master’s degrees.

Our three core disciplines of education, business, and healthcare represent large markets with attractive employment opportunities. According to a March 2008 report from the U.S. Department of Education, National Center for Education Statistics, or NCES, these disciplines ranked as three of the four most popular fields of postsecondary education, based on degrees conferred in the 2005-06 school year. The U.S. Department of Labor Bureau of Labor Statistics, or BLS, estimated in its 2008-09 Career Guide that these fields comprised over 40 million jobs in 2006, many of which require postsecondary education credentials. Furthermore, the BLS has projected that the education, business, and healthcare fields will generate approximately six million new jobs between 2006 and 2016.

We primarily focus on recruiting and educating working adults, whom we define as students age 25 or older who are pursuing a degree while employed. As of June 30, 2008, approximately 92% of our online students were age 25 or older. We believe that working adults are attracted to the convenience and flexibility of our online programs because they can study and interact with faculty and classmates during times that suit their schedules. We also believe that working adults represent an attractive student population because they are better able to finance their education, more readily recognize the benefits of a postsecondary degree, and have higher persistence and completion rates than students generally.

We have experienced significant growth in enrollment, net revenue, and operating income over the last several years. Our enrollment at December 31, 2007 was approximately 14,800, representing an increase of approximately 38% over our enrollment at December 31, 2006. Our net revenue and operating income for the year ended December 31, 2007 were $99.3 million and $4.3 million, respectively, representing increases of 37.7% and 42.8%, respectively, over the year ended December 31, 2006. Our enrollment at June 30, 2008 was approximately 16,500, representing an increase of approximately 60% over our enrollment at June 30, 2007. Our net revenue and operating income for the six months ended June 30, 2008 were $70.3 million and $6.3 million, respectively, representing increases of 59.5% and 172.2%, respectively, over the six months ended June 30, 2007. We believe our growth is the result of a combination of factors, including our:

•	focus on our core disciplines of education, business, and healthcare;

•	convenient and flexible online delivery platform targeted at working adults;

•	innovative marketing, recruitment, and retention approach; and

•	expanding portfolio of academically rigorous, career-oriented program offerings.

We seek to achieve continued growth in a manner that reinforces our reputation for providing academically rigorous, career-oriented educational programs that advance the careers of our students. As part of our efforts to ensure that our students graduate with the knowledge, competencies, and skills that will enable them to succeed following graduation, we have established an Office of Assessment and Institutional Research to monitor student and faculty performance and improve student satisfaction.

We have been regionally accredited by the Higher Learning Commission and its predecessor since 1968, and we were reaccredited in 2007 for the maximum term of ten years. We are regulated by the Department of Education as a result of our participation in the federal student financial aid programs authorized by Title IV of the Higher Education Act, and, at the state level, we are licensed to operate and offer our programs by the

Arizona State Board for Private Postsecondary Education. In addition, we have specialized accreditations for certain programs from the Association of Collegiate Business Schools and Programs, the Commission on Collegiate Nursing Education, and the Commission on Accreditation of Athletic Training Education. We believe that our institution-wide state authorization and regional accreditation, together with these specialized accreditations, reflect the quality of our programs, enhance their marketability, and improve the employability of our graduates.

History

Grand Canyon College was founded in Prescott, Arizona in 1949 as a traditional, private, non-profit college and moved to its existing campus in Phoenix, Arizona in 1951. Established as a Baptist-affiliated institution with a strong emphasis on religious studies, the school initially focused on offering bachelor’s degree programs in education. Over the years, the school expanded its curricula to include programs in the sciences, nursing, business, music, and arts. The college obtained regional accreditation in 1968 from the Commission on Institutions of Higher Education, North Central Association of Colleges and Schools, the predecessor to the Higher Learning Commission, and began offering nursing programs in the 1970s and master’s degree programs in education and business in the 1980s. In 1989, it achieved university status and became Grand Canyon University. The university introduced its first distance learning programs in 1997, and launched its first online programs in 2003 in business and education. In early 2000, it discontinued its Baptist affiliation and became a non-denominational Christian university.

In late 2003, the school’s Board of Trustees initiated a process to evaluate alternatives as a result of the school’s poor financial condition and, in February 2004, several of our current stockholders acquired the assets of the school and converted its operations to a for-profit institution. In May 2005, following this change in control, the Department of Education recertified us to continue participating in the Title IV programs on a provisional basis, subject to certain restrictions and requirements. In its review, the Department of Education concluded that we did not satisfy its standards of financial responsibility and identified other concerns about our administrative capability. As a result, the Department of Education required us to post a letter of credit, accept restrictions on the growth of our program offerings and enrollment, and receive Title IV funds under the heightened cash monitoring system. At this time, our lead institutional investor, Endeavour Capital, invested in us and provided the capital to support the letter of credit requirement as well as other working capital needs. In October 2006, based on our significantly improved financial condition and performance, the Department of Education eliminated the letter of credit requirement and allowed the growth restrictions to expire. In 2007, the Department of Education eliminated the heightened cash monitoring restrictions and returned us to the advance payment method.

Since February 2004, we have enhanced our senior management team, expanded our online platform, increased our program offerings, and initiated a marketing and branding effort to further differentiate us in the markets in which we operate. We have also made investments to enhance our student and technology support services. We believe these investments, combined with our management expertise, provide a platform that will support continued enrollment and revenue growth. Many of our ground programs continue to include Christian study requirements. While our online programs do not have such requirements, many include ethics requirements and offer religious courses as electives.

Industry

Postsecondary education.  The United States market for postsecondary education represents a large and growing opportunity. According to the March 2008 NCES report, total revenue for all degree-granting postsecondary institutions was over $385 billion for the 2004-05 school year. In addition, the number of students enrolled in postsecondary institutions was projected to be approximately 18.0 million in 2007 and the number was projected to grow to 18.8 million by 2010. We believe that future growth in this market will be driven, in part, by an increasing number of job openings in occupations that require bachelor’s or master’s degrees. A November 2007 report based on BLS data has projected the number of such jobs to grow approximately 17% and 19%, respectively, between 2006 and 2016, or nearly double the growth rate the BLS projects for occupations that do not require postsecondary degrees. Moreover, individuals with a postsecondary degree are able to obtain a significant wage premium relative to individuals without a degree. According to the

U.S. Census Bureau, in 2006, the median income for individuals age 25 years or older with a bachelor’s or master’s degree was approximately 70% or 102% higher, respectively, than for a high school graduate of the same age with no college education.

According to the March 2008 NCES report, as of 2007 71% of adults age 25 years or older did not possess a bachelor’s or higher degree. In a December 2007 report, the NCES estimated that, as of 2005, adults age 25 years or older represented 39% of total U.S. postsecondary enrollments, or approximately 6.8 million students. We believe many of these students are pursuing a postsecondary degree while employed in order to increase their compensation or enhance their opportunities for career advancement, often with their current employer. We further believe that working adult students represent an attractive student population because they are better able to finance their education, more readily recognize the benefits of a postsecondary degree, and have higher persistence and completion rates than students generally. We expect that adults age 25 years or older will continue to represent a large and growing segment of the postsecondary education market.

Online postsecondary education.  The market for online postsecondary education is growing more rapidly than the overall postsecondary market. A 2007 study by Eduventures, LLC, an education consulting and research firm, projected that from 2002 to 2007 enrollment in online postsecondary programs increased from approximately 0.5 million to approximately 1.8 million, representing a compound annual growth rate of approximately 30.4%. In comparison, in December 2007 the NCES projected a compound annual growth rate of 1.6% in enrollment in postsecondary programs overall during the same period. We believe this growth has been driven by a number of factors, including the greater convenience and flexibility of online programs as compared to ground-based programs and the increased acceptance of online programs among academics and employers. According to a 2006 survey by the Sloan Consortium, a trade group focused on online education, 79.1% of chief academic officers surveyed at institutions with 15,000 or more students, most of which offer online programs, and 61.9% of all chief academic officers surveyed, believe that online learning outcomes are equal or superior to traditional face-to-face instruction.

Education, business, and healthcare.  The education, business, and healthcare sectors represent a large and growing market for postsecondary education. According to the March 2008 NCES report, these fields ranked as three of the four most popular fields of postsecondary education, based on degrees conferred in the 2005-06 school year. We believe the popularity of these fields is driven by the number and growth of employment opportunities. According to its 2008-09 Career Guide, the BLS estimates that in 2006 these three fields employed more than 40 million people in jobs that often require a postsecondary degree. Furthermore, the BLS has projected that these sectors will generate approximately six million incremental jobs between 2006 and 2016, not including job openings resulting from natural attrition. We believe there is a significant opportunity for education providers that focus on offering students a career-focused education in sectors of the workforce with strong job prospects, particularly where demand for employees is growing but supply is limited. In a 2007 report, the BLS stated that:

•	Education services was the second largest industry in the United States and accounted for approximately 13 million jobs. Nearly half of these jobs were teaching positions that require at least a bachelor’s degree, and some required a master’s or doctoral degree. The BLS projected that job openings in the education services sector will grow by 1.4 million between 2006 and 2016 as a result of overall population growth and a nationwide focus on improving education and access to education.

•	Management, business, and financial occupations comprised 15 million jobs across all industries. The BLS projected that job opportunities in this field will grow 10% between 2006 and 2016, adding a total of 1.6 million jobs during that period.

•	Healthcare was the largest industry in the United States, accounting for approximately 14 million jobs and encompassing seven of the 20 fastest growing occupations. The BLS projected that employment growth in the healthcare sector will increase by 3.0 million jobs between 2006 and 2016 principally due to increased demand for healthcare services as a result of growth in the population in older age groups, rising life expectancy, and advances in medical technology.

Competitive Strengths

We believe we have the following competitive strengths:

Established presence in targeted, high demand disciplines.  We have an established presence within our three core disciplines of education, business, and healthcare, which, according to the March 2008 NCES report, ranked as three of the four most popular fields of postsecondary education, based on degrees conferred in the 2005-06 school year. We offer our students career-oriented, academically rigorous educational programs, supported by specialized courses within their select disciplines, which enable them to advance their career prospects in these sectors. We seek to leverage our historical presence in these disciplines with key branding relationships, such as our relationship with business author and industry leader Ken Blanchard, to differentiate our reputation in the market place. We believe our focused approach enables us to develop our academic reputation and brand identity within our core disciplines, recruit and retain quality faculty and staff members, and meet the educational and career objectives of our students.

Focus on graduate degrees for working adults.  We have designed our program offerings and our online delivery platform to meet the needs of working adults, particularly those seeking graduate degrees to obtain pay increases or job promotions that are directly tied to higher educational attainment. We believe that working adults are attracted to the convenience and flexibility of our online delivery platform because they can study and interact with faculty and classmates during times that suit their schedules. We also believe that working adults represent an attractive student population because they are better able to finance their education, more readily recognize the benefits of a postsecondary degree, and have higher persistence and completion rates than students generally. At June 30, 2008, approximately 68.6% of our online students were enrolled in graduate degree programs.

Innovative marketing, recruiting, and retention strategy.  We have developed an integrated, innovative approach to student marketing, recruitment, and retention to reach our targeted students. We utilize Internet marketing, seminar and event-based marketing, referrals, and employer relationships to reach our targeted students. We provide our enrollment counselors, who serve as our primary contact with prospective students during the recruitment process, with career advancement opportunities that promote longevity and an entrepreneurial drive. We believe that our enrollment counselors help project a consistent message regarding our programs and increase the success rate of converting leads to new enrollments. Finally, we have implemented a detailed process for recruiting, enrolling, and retaining new students through which we proactively provide support to students at key points during their consideration of, and enrollment at, Grand Canyon University to enhance the probability of student enrollment and retention.

Commitment to offering academically rigorous, career-oriented programs.  We are committed to offering academically rigorous educational programs that are designed to help our students achieve their career objectives. Our programs are taught by qualified faculty, substantially all of whom hold at least a master’s degree and often have practical experience in their respective fields. We continually review and assess our programs and faculty to ensure that our programs provide the knowledge and skills that lead to successful student outcomes. We provide extensive student support services, including administrative, library, career, and technology support services, to help maximize the success of our students. Our Office of Assessment and Institutional Research manages our efforts to track student and faculty performance by monitoring student outcomes and developing transparent, measurable outcomes-based education programs.

Complementary online capabilities and campus-based tradition.  We believe that our online capabilities, combined with our nearly 60-year heritage as a traditional campus-based university, differentiate us in the for-profit postsecondary market and enhance the reputation of our degree programs among students and employers. Our online students benefit from our flexible, interactive online platform, which we believe offers a highly effective delivery medium for our programs, yet are enrolled in a university with a traditional campus, faculty, facilities, and athletic programs. We require our online faculty to undergo training in the delivery of online programs before teaching their initial course, while our full-time ground faculty help maintain the consistency and quality of our online programs by supervising and conducting peer reviews of our online faculty, and participating as subject matter experts in the development of our online curricula. Our campus also offers our ground students, faculty, and staff an opportunity to participate in a traditional college experience.

Experienced executive management team with strong operating track-record.  Our executive management team possesses extensive experience in the management and operation of publicly-traded for-profit, postsecondary education companies, as well as other educational services businesses, including in the areas of marketing to, recruiting, and retaining students pursuing online and other distance education degree offerings. Our Executive Chairman and former Chief Executive Officer, Brent Richardson, and our Chief Operating Officer, John Crowley, have each worked in the education services sector for more than 20 years and have extensive experience in content development and prospective student identification and recruitment. Dr. Kathy Player, our President, has been with Grand Canyon University for 10 years, has played a key role in developing our reputation for academic rigor and quality, and has been instrumental in developing our Office of Assessment and Institutional Research.

Effective July 1, 2008, we hired Brian Mueller, Stan Meyer, and Dan Bachus to serve as our Chief Executive Officer, Executive Vice President, and Chief Financial Officer, respectively. Mr. Mueller has been involved in the education industry for over 25 years, most recently as the president of Apollo Group, Inc., a for-profit, postsecondary education company and the parent company of the University of Phoenix. Mr. Meyer, who also has over 25 years of experience in the education industry, most recently served as the executive vice president of marketing and enrollment for Apollo Group, Inc. Mr. Bachus, who is a certified public accountant, has worked in the education industry for approximately seven years, including as the chief accounting officer and controller for Apollo Group, Inc.

Growth Strategies

We intend to pursue the following growth strategies:

Increase enrollment in existing programs.  We continue to increase enrollment in our three core disciplines by identifying, enrolling, and retaining students seeking careers in the education, business, and healthcare fields. We believe, due to the depth of the market in our core disciplines, that our existing programs, some of which were only recently launched, provide ample opportunity for growth. Our three core disciplines serve markets that currently comprise over 40 million jobs, many of which require postsecondary education, and the BLS has projected in its 2008-09 Career Guide that these sectors will continue to grow. In 2007, we increased the number of our enrollment counselors by 217 to increase our efforts to enroll prospective students in these fields. We intend to continue to increase the number of our enrollment counselors and our marketing personnel, and to provide these individuals with the training and resources necessary to effectively and efficiently drive enrollment growth and student retention.

Expand online program and degree offerings.  We develop and offer new programs that we believe have attractive demand characteristics. We launched 17 new online program offerings in 2007, including the Ken Blanchard Executive MBA program, and intend to launch a total of 12 new online programs in 2008, seven of which were launched in the first six months of 2008. We recently launched our first doctoral degree program, a Doctorate of Education in Organizational Leadership. Our new program offerings typically build on existing programs and incorporate additional specialized courses, which offers our students the opportunity to pursue programs that address their specific educational objectives while allowing us to expand our program offerings with only modest incremental investment. We also seek to add new programs in additional targeted disciplines, such as our recently launched programs in psychology and digital media.

Further enhance our brand recognition.  We continue to enhance our brand recognition by pursuing online and offline marketing campaigns, establishing strategic branding relationships with recognized industry leaders, and developing complementary resources in our core disciplines that increase the overall awareness of our offerings. In our marketing efforts, we emphasize the academic rigor and career orientation of our programs. We seek to promote our brand by establishing relationships with industry leaders, such as Ken Blanchard, who have recognizable identities with potential students and further validate the quality and relevance of our program offerings.

Expand relationships with private sector and government employers.  We seek additional relationships with health care systems, school districts, emergency services providers, and other employers through which we can market our offerings to their employees. As evidence of our success in these initiatives to date, in the first six months of 2008, we taught courses at 29 hospitals and had direct billing arrangements with 24 employers covering programs being pursued by over 1,000 of their employees. We recently established a national account sales team, consisting of professionals with significant sales and marketing experience, that seeks to develop strategic relationships on a regional, national, and international basis across a wide range of employers. These relationships provide leads for our programs, build our recognition among employers in our core disciplines, and enable us to identify new programs and degrees that are in demand by students and employers.

Leverage infrastructure and drive earnings growth.  We have made significant investments in our people, processes, and technology infrastructure since 2004. We believe these investments have prepared us to deliver our academic programs to a much larger student population with only modest incremental investment. Our current infrastructure is capable of supporting a significantly larger number of enrollment counselors, and we intend to expand this group in order to continue to drive enrollment growth. We implemented a new learning management system in 2007 to better serve the demands of our growing student population and have expanded our student and technology support capabilities to support a larger student base. We have also invested in administrative and management personnel and systems to prepare for our anticipated growth. We intend to leverage our historical investments as we increase our enrollment, which we believe will allow us to increase our operating margins over time.

Our Approach to Academic Quality

Some of the key elements that we focus on to promote a high level of academic quality include:

•	Academically rigorous, career oriented curricula. We create academically rigorous curricula that are designed to enable all students to gain the foundational knowledge, professional competencies, and demonstrable skills required to be successful in their chosen fields. Our curriculum is designed and delivered by faculty that are committed to delivering a high quality, rigorous education. We design our curricula to address specific career-oriented objectives that we believe working adult students in the disciplines we serve are seeking. Through this combination, we believe that we produce graduates that can compete and become leaders in their chosen fields.

•	Qualified faculty. We demonstrate our commitment to high quality education by hiring and contracting qualified faculty with relevant practical experience. Substantially all of our current faculty members hold at least a master’s degree in their respective field and approximately 38% of our faculty members hold a doctoral degree. Many of our faculty members are able to integrate relevant, practical experiences from their professional careers into the courses they teach. We invest in the professional development of our faculty members by providing training in ground and online teaching techniques, hosting events and discussion forums that foster sharing of best practices, and continually assessing teaching effectiveness through peer reviews and student evaluations.

•	Standardized course design. We employ a standardized curriculum development process to ensure a consistent learning experience with frequent faculty-student interaction in our courses. We thereafter continuously review our programs in an effort to ensure that they remain consistent, up-to-date, and effective in producing the desired learning outcomes. We also regularly review student surveys to identify opportunities for course modifications and upgrades.

•	Effective student services. We establish teams comprised of academic and administrative personnel that act as the primary support contact point for each of our students, beginning at the application stage and continuing through graduation. In recent years, we have also concentrated on improving the technology used to support student learning, including enhancing our online learning platform and further improving student services through the implementation of online interfaces. As a result, many of our support services, including academic, administrative, library, and career services, are accessible online, generally allowing users to access these services at a time and in a manner that is generally convenient to them.

•	Continual academic oversight. We have centralized the academic oversight and assessment functions for all of our programs through our Office of Assessment and Institutional Research, which continuously evaluates the academic content, delivery method, faculty performance, and desired learning outcomes for each of our programs. We continuously assess outcomes data to determine whether our students graduate with the knowledge, competencies, and skills that are necessary to succeed in the workplace. The Office and Assessment and Institutional Research also initiates and manages periodic examinations of our curricula by internal and external reviewers to evaluate and verify program quality and workplace applicability. Based on these processes and student feedback, we determine whether to modify or discontinue programs that do not meet our standards or market needs, or to create new programs. The Office and Assessment and Institutional Research also oversees regular reviews of our programs conducted by accrediting commissions.

We also offer, for both our online and ground programs, the following features in an effort to enrich the academic experience of current and prospective students:

•	Flexibility in program delivery. We also seek to meet market demands by providing students with the flexibility to take courses exclusively online or to combine online coursework with various campus and onsite options. For example, based on market demand, particularly in connection with our nursing programs, we have established satellite locations at multiple hospitals that allow nursing students to take clinical courses onsite while completing other course work online. We have established similar onsite arrangements with other major employers, including schools and school districts through which students can pursue student teaching opportunities. This flexibility raises our profile among employers, encourages students to take and complete courses and eliminates inconveniences that tend to lessen student persistence.

•	Small class size. Over 90% of our online classes had 25 or fewer students, with no classes exceeding 40 students, and over 80% of our ground classes had 25 or fewer students. These class sizes provide each student with the opportunity to interact directly with course faculty and to receive individualized feedback and attention while also affording our faculty with the opportunity to engage proactively with a manageable number of students. We believe this interaction enhances the academic quality of our programs by promoting opportunities for students to participate actively and thus build the requisite knowledge, competencies, and skills.

Accreditation and Program Approvals

We believe that the quality of our academic programs is evidenced by the college- and program-specific accreditations and approvals that we have pursued and obtained. Grand Canyon University has been continually accredited by the Higher Learning Commission and its predecessor since 1968, obtaining its most recent ten-year reaccreditation in 2007. We are licensed in Arizona by the Arizona State Board for Private Postsecondary Education. In addition, we have obtained the following specialized accreditations and approvals for our core program offerings:

College	Specialized Accreditations and Program Approvals	Current Period

College of Education
•   The Arizona State Board of Education approves our College of Education to offer Institutional Recommendations for the certification of elementary, secondary, and special education teachers and school administrators.
2006 - 2008*
Ken Blanchard College of Business
•   The Association of Collegiate Business Schools and Programs accredits our Master of Business Administration degree program and our Bachelor of Science degree programs in Accounting, Business Administration, and Marketing.
2007 - 2017
College of Nursing and Health Sciences	• The Commission on Collegiate Nursing Education accredits our Bachelor of Science (B.S.) in Nursing and Master of Science (M.S.) — Nursing degree programs.	2006 - 2016 (B.S.) 2006 - 2011 (M.S.)
	• The Arizona State Board of Nursing approves our Bachelor of Science (B.S.) in Nursing and Master of Science (M.S.) — Nursing degree programs.	2006 - 2016 (B.S.) 2006 - 2011 (M.S.)
	• The Commission on Accreditation of Athletic Training Education accredits our Athletic Training Program.	2002 - 2008*

*	We have had our site visits related to the renewal of this specialized accreditation or program approval and are not aware of any factors that could cause this specialized accreditation or program approval not to be renewed in the ordinary course.

Our regional accreditation with the Higher Learning Commission, and our specialized accreditations and approvals for our core programs, reflect the quality of, and standards we set for, our programs, enhance their marketability, and improve the employability of our graduates.

Curricula

We offer the degrees of Master of Arts in Teaching, Master of Education, Master of Business Administration, Master of Science, Bachelor of Arts, and Bachelor of Science and a variety of programs leading to each of these degrees. Many of our degree programs also offer the opportunity to obtain one or more emphases. We require students to take a minimum of three designated courses to achieve a given emphasis. We also offer certificate programs, which consist of a series of courses focused on a particular area of study, for students who seek to enhance their skills and knowledge. In addition, we recently were approved to offer our first doctoral program in education, which began in May 2008.

We offer our academic programs through our four distinct colleges:

•	the College of Education, which has a nearly 60-year history as one of Arizona’s leading teacher’s colleges and consistently graduates teachers who meet or exceed state averages on the Arizona Educator Proficiency Assessment exams;

•	the Ken Blanchard College of Business, which has a well-known brand among our target student population, an advisory board that includes nationally recognized business leaders, and a reputation for offering career-oriented degree programs, including an Executive MBA and programs in leadership, innovation, and entrepreneurship;

•	the College of Nursing and Health Sciences, which has a strong reputation within the Arizona healthcare community and is the second largest nursing program in Arizona; and

•	the College of Liberal Arts, which develops and provides many of the general education course requirements in our other colleges and also serves as one of the vehicles through which we offer programs in additional targeted disciplines.

We license the right to utilize the name of Ken Blanchard in connection with our business school and Executive MBA Programs. See “Intellectual Property.”

Under the overall leadership of our senior academic affairs personnel and the deans of the individual colleges, each of the colleges organizes its academic programs through various departments and schools. At December 31, 2007, we offered 82 academic degree programs and emphases, as follows:

College of Education		Ken Blanchard College of Business
Degree Program	Emphasis	Degree Program	Emphasis

Master of Arts in Teaching		Ken Blanchard Executive MBA

Master of Education Bachelor of Science
•   Education Administration —
  Institutional Recommendation (“IR”)
•   Education Administration —
    Organizational     Leadership
•   Education Administration —
     School Leadership
•   Elementary Education — IR
•   Elementary Education — Non-IR
•   Curriculum and Instruction: Reading
•   Curriculum and Instruction: Technology
•   Secondary Education — IR
•   Secondary Education — Non-IR
•   Special Education for Certified Special Educators
•   Teaching English to Speakers of Other Languages
•   Special Education — IR
•   Special Education — Non-IR
•   School Counseling — K-12*

•   Elementary/Special Education*
•   Elementary Education — Early Childhood Education
•   Elementary Education —  English
•   Elementary Education —  Math
•   Elementary Education —  Science
•   Secondary Education —  Biology*
•   Secondary Education —  Business Education and  Technology
•   Secondary Education —  Chemistry*
•   Secondary Education — Mathematics
•   Secondary Education —  Social Studies
•   Secondary Education —  Physical Education
Master of Business Administration Master of Science Bachelor of Science
•   General Management
•   Health Systems Management
•   Leadership
•   Management of Information Systems
•   Marketing
•   Six Sigma

•   Leadership
•   Leadership — Disaster Preparedness Crisis Management
•   Executive Fire Leadership

•   Accounting
•   Business Administration
•   Business Administration — Healthcare Management
•   Business Administration — Management of Information Systems Marketing
•   Applied Management•   Accounting
•   Finance
•   Entrepreneurial Studies
•   Public Safety Administration

Bachelor of Arts	• English for Secondary Teachers*

*	Indicates program was offered on ground only.

College of Nursing and Health Sciences		College of Liberal Arts
Degree Program	Emphasis	Degree Program	Emphasis

Master of Science — Nursing Bachelor of Science in Nursing Bachelor of Science
•   Family Nurse Practitioner*
•   Nursing Leadership in Healthcare Systems
•   Clinical Nurse Specialist*
•   Clinical Nurse Specialist (Education Focus)*
•   Nursing Education

•   Biology — Basic Science*
•   Biology — Pre-Medicine*
•   Biology — Pre-Pharmacy*
•   Biology — Pre-Physician Assistant*
•   Biology — Pre-Physical Therapy*
•   Biology — Pre-Occupational Therapy*
•   Biology — Pre-Veterinary*
•   Health Science: Professional Development and Advanced Patient Care
•   Medical Imaging Sciences
•   Athletic Training*
•   Corporate Fitness and Wellness*
Bachelor of Arts in History* Bachelor of Science Bachelor of Arts

•   Justice Studies*
•   Psychology
•   Sociology*

•   Communications — Digital Media*
•   Communications — Graphic Design*
•   Communications — Public Relations*
•   English Literature*
•   Interdisciplinary Studies — Communication
•   Christian Leadership
•   Intercultural Studies
•   Christian Studies — Biblical/Theological Studies
•   Christian Studies — Pastoral Ministry
•   Christian Studies — Worship Ministry
•   Christian Studies — Youth Ministry
• Christian Leadership
• Physical Education*
• Recreation*
Undergraduate Minors
		• Athletic Coaching* • Behavioral Sciences* • Business • Critical Thinking and Expression* • Exercise Science* • Family Studies • Health Education* • History*	• Justice Studies* • Physical Education* • Political Science* • Psychology* • Recreation* • Social Sciences* • Sociology* • Spanish*

*	Indicates program was offered on ground only.

We have established relationships with health care systems, school districts, emergency services providers, and other employers through which we offer programs onsite to provide flexibility and convenience to students and their employers. For example, for our nursing programs, we offer clinical courses onsite at hospitals and other healthcare centers with which we have relationships, and also arrange to allow these students to complete their clinical work onsite. We refer to students attending a program with us through such relationships as professional studies ground students.

We offer our programs through three 16-week semesters in a calender year, with two starts available per semester for our online students and our professional studies ground students and one start available per semester for our traditional ground students. During each semester, classes may last for five, eight, or 16 weeks. Depending on the program, students generally enroll in one to three courses per semester. We require online students to complete two courses of three credits hours each during a 16-week semester, with each student concentrating on one course during each eight-week period. While there is no explicit requirement, we communicate to our online students our expectation that they access their online student classroom at least four times each week in order to maintain an active dialogue with their professors and classmates. Our online programs provide a digital record of student interactions for the course instructor to assess students’ levels of engagement and demonstration of required competencies.

New Program Development

We typically identify a potential new degree program or emphasis area through market demand or from proposals developed by faculty, staff, students, alumni, or partners, and then perform an analysis of the development cost and the long-term demand for the program. If, following this analysis, we decide to proceed with the program, our Curriculum Design and Development Team designates a subject matter expert who works with other faculty and our curriculum development personnel to design a program that is consistent with our academically rigorous, career-oriented program standards. The program is then reviewed by the dean of the applicable college, the Academic Affairs Committee, our President, and our provost and chief academic officer and, finally, presented for approval to our Program Standards and Evaluation Committee. Upon approval, the subject matter expert develops a course syllabus and our Marketing Department creates a marketing plan to publicize the new program. Our average program development process is six months from proposal to course introduction. The development process is typically longer if we are expanding into a new field or offering a new type of degree.

Assessment

In 2007, we established our Office of Assessment and Institutional Research to serve as our central resource for assessing and continually improving our curricula, student satisfaction and learning outcomes, and overall institutional effectiveness. Among other things, the assessment team reviews student course satisfaction surveys, analyzes archived student assignments to assess whether a given program is developing students’ foundational knowledge, professional competencies, and skills to achieve the expected learning outcomes, supervises and analyzes faculty peer reviews, and monitors program enrollment and retention data. Based on this data and the conclusions of the assessment team, we modify programs as necessary to meet our student satisfaction and educational development standards and make recommendations as to adding or modifying programs.

Faculty

Our faculty includes full-time, ground-based faculty who teach under a nine-month or twelve-month teaching contract, as well as adjunct ground-based faculty and online faculty who we contract to teach on a course-by-course basis for a specified fee. As of June 30, 2008, we employed 452 ground-based faculty members, of which 53 were full-time and 399 were part-time adjuncts, and maintained a pool of over 1,000 online faculty members, all of whom had completed our required training and 753 of which taught at least one course during the first six months of 2008. Substantially all of our current faculty members hold at least a master’s degree in their respective field and approximately 38% of our faculty members hold a doctoral degree. On occasion, we engage a limited number of faculty members who may not hold a graduate degree, but who evidence significant professional experience and achievement in their respective subject areas.

We establish full-time, adjunct and online positions based on program and course enrollment. As enrollment increases, we expect to continue to increase our online faculty pool. We manage faculty workload by limiting our faculty to a maximum of four courses per semester and by restricting the number of students per class.

We attract faculty through referrals by current faculty members and advertisements in education and trade association journals, as well as from direct inquiries through our website. We require each new online faculty member to complete an online orientation and training program that leads to certification and assignment. We believe that potential faculty members are attracted to us because of the opportunity to teach academically rigorous, career-oriented material to motivated working adult students.

We believe that the quality of our faculty is critical to our success, particularly because faculty members have more interaction with our students than any other university employee. Accordingly, we regularly review the performance of our faculty, including by engaging our full-time ground faculty and other specialists to conduct peer reviews of our online faculty, monitoring the amount of contact that faculty have with students in our online programs, reviewing student feedback, and evaluating the learning outcomes achieved by students. If we determine that a faculty member is not performing at the level that we require, we work with the faculty member to improve performance, including by assigning him or her a mentor or through other means. If the faculty member’s performance does not improve, we terminate the faculty member’s contract or employment.

Student Support Services

Encouraging students that enter Grand Canyon University to complete their degree programs is critical to the success of our business. We focus on developing and providing resources that support the student educational experience, simplify the student enrollment process, acclimate students to our programs and our online environment, and track student performance toward degree completion. Many of our support services, including academic, administrative, and library services, are accessible online and are available to our online and ground students, allowing users to access these services at a time and in a manner that is generally convenient to them. The student support services we provide include:

Academic services.  We provide students with a variety of services designed to support their academic studies. Our Center for Academic and Professional Success offers new student orientation, academic advising, technical support, research services, writing services, and other tutoring to all our online and campus students.

Administrative services.  We provide students with the ability to access a variety of administrative services both telephonically and via the Internet. For example, students can register for classes, apply for financial aid, pay their tuition and access their transcripts online. We believe this online accessibility provides the convenience and self-service capabilities that our students value. Our financial aid counselors provide personalized online and telephonic support to our students.

Library services.  We provide a mix of online and ground resources, services, and instruction to support the educational and research endeavors of all students, faculty, and staff, including ground and online libraries and a qualified library staff that is available to help faculty and students with research, teaching, and library resource instruction. Collectively, our library services satisfy the criteria established by the Higher Learning Commission and other accrediting and approving bodies for us to offer undergraduate, master’s and doctoral programs.

Career services.  For those students seeking to change careers or explore new career opportunities, we offer career services support, including resume review and evaluation, career planning workshops, and access to career services specialists for advice and support. Other resources that we offer include a Job Readiness Program, which advises students on matters such as people skills, resumes and cover letters, mock interviews, and business etiquette; a job board, which advertises employment postings and career exploration opportunities; career counseling appointments and consultations; and career fairs.

Technology support services.  We provide online technical support 16 hours per day during the week and 14 hours per day on weekends to help our students remedy technology-related issues. We also provide online tutorials and “Frequently Asked Questions” for students who are new to online coursework.

Marketing, Recruitment, and Retention

Marketing.  We engage in a range of marketing activities designed to position us as a provider of academically rigorous, career-oriented educational programs, build strong brand recognition in our core disciplines, differentiate us from other educational providers, raise awareness among prospective students, generate enrollment inquiries, and stimulate student and alumni referrals. Our online target market includes working adults focused on program quality, convenience, and career advancement goals. Our ground target market includes traditional college students, working adults seeking a high quality education in a traditional college setting, and working adults seeking to take classes with a cohort onsite at their employer’s facility. In marketing our programs to prospective students, we emphasize the value of the educational experience and the academic rigor and career orientation of the programs, rather than the cost or speed to graduation. We believe this approach reinforces the qualities that we want associated with our brand and also attracts students who tend to be more persistent in starting and finishing their programs.

We have established dedicated teams, consisting of both marketing and enrollment personnel, at each of our colleges to lead our efforts to attract new students. We believe that these blended groups, organized around each core discipline, promote more effective internal communication within our sales and marketing functions, allow deeper penetration within our target markets due to each team’s singular focus on a core discipline, and enable us to gain a better understanding of the attributes of our students who ultimately enroll and graduate so that we can target our marketing and enrollment processes accordingly.

To generate student leads, our marketing and enrollment personnel employ an integrated marketing approach that utilizes a variety of lead sources to identify prospective students. These lead generation sources include:

•	Internet and affiliate advertising, which generates the majority of our leads and which includes purchasing leads from aggregators and also engaging in targeted, direct email advertising campaigns, and coordinated campaigns with various affiliates;

•	search engine optimization techniques, through which we seek to obtain high placement in search engine results in response to key topic and word searches and drive traffic to our website;

•	seminar and event marketing, in which our marketing and enrollment personnel host group events at various venues, including community colleges, corporations, and hospitals;

•	referrals from existing students, alumni, and employees;

•	a national accounts program that seeks to develop relationships with employers in our core disciplines, including healthcare providers, school districts, emergency services providers, and large corporations, that may be interested in providing dedicated and customized online and onsite educational opportunities to their employees, and to encourage senior executives to participate in executive training programs; and

•	print and direct mail advertising campaigns, and other public relations and communications efforts, including promoting our athletic programs and student and alumni events.

Recruitment.  Once a prospective student has indicated an interest in enrolling in one of our programs, our lead management system identifies and directs an enrollment counselor to initiate immediate communication. The enrollment counselor serves as the primary, direct contact for the prospective student and the counselor’s goal is to help that individual gain sufficient knowledge and understanding of our programs so that he or she can assess whether there is a good match between our offerings and the prospective student’s goals. Upon the prospective student’s submission of an application, the enrollment counselor, together with our student services personnel, works with the applicant to gain acceptance, arrange financial aid, if needed, register for courses, and prepare for matriculation.

Our enrollment counselors typically have prior education industry or sales experience. Each counselor undergoes a standardized three-week training program that involves both classroom and supervisor-monitored fieldwork and provides the counselor with training in financial aid, regulatory requirements, general sales skills, and our history and heritage, mission, and academic programs. As of June 30, 2008, we employed over 450 enrollment counselors at facilities in Arizona and Utah and have capacity at our existing locations to support approximately 700 enrollment counselors, which we expect to be sufficient to handle our growth plans through 2009. We believe we can obtain additional capacity to accommodate our growth plans beyond 2009 on terms acceptable to us.

Retention.  We employ a retention team whose purpose is to support the student in advancing from matriculation through graduation. At June 30, 2008, our retention team consisted of 19 “retention specialists,” whom, among other things, monitor “triggering events,” such as the failure to buy books for a registered course or to participate in online orientation exercises, which signal that a student may be at-risk for dropping out. Upon identifying an at-risk student, specialists proactively interact with the student to resolve any issues and encourage the student to continue with his or her program. In 2006, we developed and introduced our “concierge” system, which is a software program that monitors and manages the resolution of student issues, such as financial aid or technology problems, that, if left unresolved, may lead to dissatisfaction and lower student persistence. Under this system, each reported problem is issued a “ticket” that is accessible by all functional groups within Grand Canyon University and remains outstanding until the problem is resolved. The system directs the ticket to personnel best able to resolve the problem, and escalates the ticket to higher levels if not resolved within appropriate time periods. We have found that personally involving our employees in the student educational process, and proactively seeking to resolve issues before they become larger problems, can significantly increase retention rates among students. The concierge system also provides our marketing and enrollment personnel with greater insight into the qualities exhibited by successful students, which enables our enrollment team to recruit and enroll higher quality applicants.

Admissions

Admission is available to qualified students who are at least 16 years of age. Applicants to our graduate programs must generally have an undergraduate degree from an accredited college, university, or program with a grade point average of 2.8 or greater, or a graduate degree from such a college, university, or program. Undergraduate applicants may qualify in various ways, including by having a high school diploma and an unweighted grade point average of 2.25 or greater or a composite score of 920 or greater on the Scholastic Aptitude Test, or a passing score of 520 or greater on the General Education Development (GED) tests. Some of our programs require a higher grade point average and/or other criteria to qualify for admission. In addition, some students who do not meet the qualifications for admission may be admitted at our discretion. A student being considered for admission with specification may be asked to submit additional information such as personal references and an essay addressing academic history. Students may also need to schedule an interview to help clarify academic goals and help us make an informed decision.

Enrollment

At June 30, 2008, we had 16,531 students enrolled in our courses, of which 14,814, or 89.6%, were enrolled in our online programs, and 1,717, or 10.4%, were enrolled in our ground programs. Of our online students, which were geographically distributed throughout all 50 states of the United States, and Canada, 91.7% were age 25 or older. Of our ground students, which, although we draw students from throughout the United States, were predominantly comprised of students from Arizona, 82.1% were age 25 or older.

The following is a summary of our student enrollment at June 30, 2008 and December 31, 2007 (which included less than 100 students pursuing non-degree certificates) by degree type and by instructional delivery method:

	June 30, 2008		December 31, 2007
	# of Students	% of Total	# of Students	% of Total

Master’s	10,051	60.9	9,156	62.1%
Bachelor’s	6,459	39.1	5,598	37.9%

Total	16,510	100.0	14,754	100.0%

	June 30, 2008		December 31, 2007
	# of Students	% of Total	# of Students	% of Total
Online	14,847	89.9	12,497	84.7%
Ground*	1,663	10.1	2,257	15.3%

Total	16,510	100.0	14,754	100.0%

*	Includes our traditional ground students, as well as our professional studies ground students. Enrollment of our ground students is typically lower at June 30 as compared to December 31 because a portion of our ground students are not enrolled in classes during the summer months.

Tuition and Fees

Our tuition rates vary by type and length of program and by degree level. For all graduate and undergraduate programs, tuition is determined by the number of courses taken by each student. For our 2008-09 academic year (the academic year that began in May 2008), our prices per credit hour are $395 for undergraduate online and professional studies courses, $420 for graduate online courses (other than graduate nursing), $510 for graduate online nursing courses, and $645 for undergraduate courses for ground students. The overall price of each course varies based upon the number of credit hours per course (with most courses representing three credit hours), the degree level of the program, and the discipline of the course. In addition, we charge a fixed $7,740 “block tuition” for undergraduate ground students taking between 12 and 18 credit hours per semester, with an additional $645 per credit hour for credits in excess of 18. A traditional undergraduate degree typically requires a minimum of 120 credit hours. The minimum number of credit hours required for a master’s degree and overall cost for such a degree varies by program although such programs typically require approximately 36 credit hours. Our new doctoral program in education, which is first being offered in the 2008-09 academic year, costs $770 per credit hour and requires approximately 60 credit hours.

We offer tuition scholarships to select students, including online students, athletes, employees, and participants in programs we offer through relationships with employers. For the years ended December 31, 2006 and 2007 and the six months ended June 30, 2008, we offered tuition scholarships representing a total value of approximately $8.2 million, $10.3 million and $7.7 million, respectively.

We have established a refund policy for tuition and fees based upon semester start dates. If a student drops or withdraws from a course during the first week of the semester, 100% of the charges for tuition and fees are refunded, while during the second and third weeks of a semester 75% and 50%, respectively, of the tuition charges are refunded but none of the fees. Following the third week of the semester, tuition and fees are not refunded. Fees charged by us include application and graduation fees of $100 and $150, respectively, as well as fees for dropping or withdrawing from courses after the beginning of the semester. This tuition and fees refund policy is different from, and applies in addition to, the return of Title IV funds policy we are required to use as a condition of our participation in the Title IV programs.

Sources of Student Financing

Our students finance their education through a combination of methods, as follows:

Title IV programs.  The federal government provides for grants and loans to students under the Title IV programs, and students can use those funds at any institution that has been certified as eligible by the Department of Education. Student financial aid under the Title IV programs is primarily awarded on the basis of a student’s financial need, which is generally defined as the difference between the cost of attending the institution and the amount the student and the student’s family can reasonably contribute to that cost. All students receiving Title IV program funds must maintain satisfactory academic progress toward completion of their program of study. In addition, each school must ensure that Title IV program funds are properly accounted for and disbursed in the correct amounts to eligible students.

During fiscal 2007, we derived approximately 74.0% of our revenue (calculated on a cash basis in accordance with Department of Education standards) from tuition financed under the Title IV programs. The primary Title IV programs that our students receive funding from are the Federal Family Education Loan, or FFEL, Program, and the Federal Pell Grant, or Pell, Program, which are described below:

•	FFEL. Under the FFEL Program, banks and other lending institutions make loans to students. The FFEL Program includes the Federal Stafford Loan Program, the Federal PLUS Program (which provides loans to graduate and professional studies students as well as parents of dependent undergraduate students), and the Federal Consolidation Loan Program. If a student defaults on an FFEL loan, payment to the lender is guaranteed by a federally recognized guaranty agency, which is then reimbursed by the Department of Education. Students who demonstrate financial need may qualify for a subsidized Stafford loan. With a subsidized Stafford loan, the federal government pays the interest on the loan while the student is in school and during grace periods and any approved periods of deferment, until the student’s obligation to repay the loan begins. Unsubsidized Stafford loans are not based on financial need, and are available to students who do not qualify for a subsidized Stafford loan or, in some cases, in addition to a subsidized Stafford loan. Loan funds are disbursed to us, and we in turn disburse the amounts in excess of tuition and fees to students.

Effective July 1, 2008, under the Federal Stafford Loan Program, a dependent undergraduate student can borrow up to $5,500 for the first academic year, $6,500 for the second academic year, and $7,500 for each of the third and fourth academic years. Students classified as independent, and dependent students whose parents were denied a parent loan for undergraduate students, can obtain up to an additional $4,000 for each of the first and second academic years and an additional $5,000 for each of the third and fourth academic years. Students enrolled in graduate programs can borrow up to $20,500 per academic year. Students enrolled in certain graduate-level health programs can receive an additional $12,500 per academic year.

•	Pell. Under the Pell Program, the Department of Education makes grants to undergraduate students who demonstrate financial need. Effective July 1, 2008, the maximum annual grant a student can receive under the Pell Program is $4,731. Under the Higher Education Act reauthorization, which Congress passed in July 2008 and which the President is expected to sign, students would be able for the first time to receive Pell Grant funds for attendance on a year-round basis, which means that the amount a student could receive in a given year would be more than the traditionally defined maximum annual amount.

Our students also receive funding under other Title IV programs, including the Federal Perkins Loan Program, the Federal Supplemental Educational Opportunity Grant Program, the Federal Work-Study Program, the National Science and Mathematics Access to Retain Talent Grant Program, and the Academic Competitiveness Grant Program.

Other financial aid programs.  In addition to the Title IV programs listed above, eligible students may participate in several other financial aid programs or receive support from other governmental sources. These include veterans educational benefits administered by the U.S. Department of Veterans Affairs and state financial aid programs. During fiscal 2007 and the first six months of 2008, we derived an immaterial amount of our net revenue from tuition financed by such programs.

Private loans.  Some of our students also use private loan programs to help finance their education. Students can apply to a number of different lenders for private loans at current market interest rates. Private loans are intended to fund a portion of students’ cost of education not covered by the Title IV programs and other financial aid. During fiscal 2007 and the first six months of 2008, payments derived from private loans constituted approximately 5.0% and 4.9%, respectively, of our cash revenue. Third-party lenders independently determine whether a loan to a student is classified as subprime, and, based on these determinations, payments to us derived from subprime loans constituted approximately 0.2% of our cash revenue.

Other sources.  We derived the remainder of our net revenue from tuition that is self-funded or attributable to employer tuition reimbursements.

Technology Systems and Management

We believe that we have established a secure, reliable, scalable technology system that provides a high quality online educational environmental and gives us the capability to substantially grow our online programs and enrollment.

Online course delivery and management.  In 2007, we implemented the ANGEL Learning Management Suite, which is a web-based system and collaboration portal that stores, manages, and delivers course content; provides interactive communication between students and faculty; enables assignment uploading; and supplies online evaluation tools. The system also provides centralized administration features that support the implementation of policies for content format and in-classroom learning tools. We continually seek to develop and implement features that enhance the online classroom experience, such as delivering course content through streaming video, which we expect to begin for selected courses in the fall of 2008.

Internal administration.  We utilize a commercial customer relations management package to distribute, manage, track, and report on all prospective student leads developed, both internally and externally. We also utilize a commercial software package to track Title IV funds, student records, grades, accounts receivable, and accounts payable. Each of these packages is scalable to capacity levels well in excess of current requirements.

Infrastructure.  We operate two data centers, one at our campus and one at a third party co-location facility. All of our servers are networked and we have redundant data backup. We manage our technology environment internally. Our wide area network uses multi-protocol label switching technology for maximum availability and flexibility. Student access is provided through redundant data carriers in both data centers and is load balanced for maximum performance. Real-time monitoring provides current system status across server, network, and storage components.

Ground Campus

Our ground campus is located on approximately 90 acres in the center of the Phoenix, Arizona metropolitan area, near downtown Phoenix. Our campus facilities currently consist of 43 buildings with more than 500,000 square feet of space, which include 63 classrooms, three lecture halls, a 500-seat theater, three student computer labs with 150 computers that are available to students 18 hours per day, a 68,000-volume physical library, and a media arts complex that provides communications students with audio and video equipment. We house our ground students in on-campus student apartments and dormitories that can collectively hold up to 800 students.

We have 18 athletic teams that compete in Division II of the National Collegiate Athletic Association. Our athletic facilities include two gymnasiums, which accommodate basketball, volleyball, and wrestling, as well as facilities for our baseball, softball, tennis, lacrosse, and swimming programs. Our baseball program has produced more than ten Major League Baseball players.

We believe our ground-based programs and traditional campus not only offers our ground students, faculty, and staff an opportunity to participate in a traditional college experience, but also provides our online students, faculty, and staff with a sense of connection to a traditional university. Additionally, our full-time ground faculty play an important role in integrating online faculty into our academic programs and ensuring the overall consistency and quality of the ground and online student experience. We believe our mix of a rapidly growing online program, anchored by a traditional ground-based program with a nearly 60-year history and heritage, differentiates us from most other for-profit postsecondary education providers.

Employees

In addition to our faculty, as of June 30, 2008, we employed 979 staff and administrative personnel in university services, academic advising and academic support, enrollment services, university administration, financial aid, information technology, human resources, corporate accounting, finance, and other administrative functions. None of our employees is a party to any collective bargaining or similar agreement with us. We consider our relationships with our employees to be good.

Competition

There are more than 4,000 U.S. colleges and universities serving traditional and adult students. Competition is highly fragmented and varies by geography, program offerings, modality, ownership, quality level, and selectivity of admissions. No one institution has a significant share of the total postsecondary market.

Our ground program competes with Arizona State University, Northern Arizona University, and the University of Arizona, the in-state public universities, as well as two-year colleges within the state community college system. To a limited extent, our ground program also competes with geographically proximate universities with similar religious heritages, including Azusa Pacific University, Baylor University, and Seattle Pacific University. Our online programs compete with local, traditional universities geographically located near each of our prospective students, and with other for-profit postsecondary schools that offer online degrees, particularly those schools that offer online graduate programs within our core disciplines, including Capella University, University of Phoenix, and Walden University. In addition, many public and private schools, colleges, and universities, including most major colleges and universities, offer online programs.

Non-profit institutions receive substantial government subsidies, and have access to government and foundation grants, tax-deductible contributions and other financial resources generally not available to for-profit schools. Accordingly, non-profit institutions may have instructional and support resources that are superior to those in the for-profit sector. In addition, some of our competitors, including both traditional colleges and universities and other for-profit schools, have substantially greater name recognition and financial and other resources than we have, which may enable them to compete more effectively for potential students. We also expect to face increased competition as a result of new entrants to the online education market, including established colleges and universities that had not previously offered online education programs.

We believe that the competitive factors in the postsecondary education market include:

•	availability of career-oriented and accredited program offerings;

•	the types of degrees offered and marketability of those degrees;

•	reputation, regulatory approvals, and compliance history of the school;

•	convenient, flexible and dependable access to programs and classes;

•	qualified and experienced faculty;

•	level of student support services;

•	cost of the program;

•	marketing and selling effectiveness; and

•	the time necessary to earn a degree.

Property

Our ground campus occupies approximately 90 acres in Phoenix, Arizona. We lease the campus under a lease that expires in 2024. Renewal terms under this lease allow for us to extend the current lease for up to four additional five-year terms. We also lease two additional enrollment facilities, one in Utah and one in Arizona. We believe our existing facilities are adequate for current requirements and that additional space can be obtained on commercially reasonable terms to meet future requirements.

Intellectual Property

We rely on a combination of copyrights, trademarks, service marks, trade secrets, domain names and agreements with third parties to protect our proprietary rights. In many instances, our course content is produced for us by faculty and other subject matter experts under work for hire agreements pursuant to which we own the course content in return for a fixed development fee. In certain limited cases, we license course content from a third party on a royalty fee basis.

We are parties to an exclusive license agreement with Blanchard Education, LLC pursuant to which we license the right to name our business school “The Ken Blanchard College of Business” and to use the name of Ken Blanchard to promote our business school and business degree programs. In return, we pay royalties to the licensor equal to a fixed percentage of our net tuition received in respect of our upper level business courses. The agreement expires in June 2011, and is automatically renewable for an additional five years unless terminated by either party within six months prior to such expiration date.

We rely on trademark and service mark protections in the United States for our name and distinctive logos, along with various other trademarks and service marks related to our specific offerings. We also own domain name rights to “www.gcu.edu,” as well as other words and phrases important to our business.

Legal Proceedings

On February 28, 2007, we filed a complaint against SunGard Higher Education Managed Services, Inc. in the Maricopa County Superior Court, Case No. CV2007-003492, for breach of contract, breach of implied covenant of good faith and fair dealing, breach of warranty, breach of fiduciary duty, tortious interference with business expectancy, unjust enrichment, and consumer fraud related to a technology services agreement between the parties. In response, SunGard moved to stay the litigation and compel arbitration. The court granted the motion to stay, and compelled the parties to arbitrate. SunGard has also counterclaimed alleging breach of contract relating to the parties’ technology services agreement. Following discovery, the arbitration occurred in late May 2008 and final arguments were heard in July 2008. We are seeking approximately $1.4 million from SunGard, and SunGard has counterclaimed for approximately $1.7 million.

From time to time, we are a party to various other lawsuits, claims, and other legal proceedings that arise in the ordinary course of our business. We are not at this time a party, as plaintiff or defendant, to any legal proceedings which, individually or in the aggregate, would be expected to have a material adverse effect on our business, financial condition, or results of operation.

REGULATION

We are subject to extensive regulation by state education agencies, accrediting commissions, and the federal government through the Department of Education under the Higher Education Act. The regulations, standards, and policies of these agencies cover the vast majority of our operations, including our educational programs, facilities, instructional and administrative staff, administrative procedures, marketing, recruiting, financial operations, and financial condition.

As an institution of higher education that grants degrees and certificates, we are required to be authorized by appropriate state education authorities. In addition, in order to participate in the federal programs of student financial assistance for our students, we must be accredited by an accrediting commission recognized by the Department of Education. Accreditation is a non-governmental process through which an institution submits to qualitative review by an organization of peer institutions, based on the standards of the accrediting commission and the stated aims and purposes of the institution. The Higher Education Act requires accrediting commissions recognized by the Department of Education to review and monitor many aspects of an institution’s operations and to take appropriate action if the institution fails to meet the accrediting commission’s standards.

Our operations are also subject to regulation by the Department of Education due to our participation in federal student financial aid programs under Title IV of the Higher Education Act, which we refer to in this prospectus as the Title IV programs. The Title IV programs include educational loans with below-market interest rates that are guaranteed by the federal government in the event of a student’s default on repaying the loan, and also grant programs for students with demonstrated financial need. To participate in the Title IV programs, a school must receive and maintain authorization by the appropriate state education agency or agencies, be accredited by an accrediting commission recognized by the Department of Education, and be certified as an eligible institution by the Department of Education.

Our business activities are planned and implemented to comply with the standards of these regulatory agencies. We employ a full-time director of compliance who is knowledgeable about regulatory matters relevant to student financial aid programs and our Chief Financial Officer, Chief Administrative Officer, and General Counsel also provide oversight designed to ensure that we meet the requirements of our regulated operating environment.

State Education Licensure and Regulation

We are authorized to offer our programs by the Arizona State Board for Private Postsecondary Education, the regulatory agency governing private postsecondary educational institutions in the state of Arizona, where we are located. We do not presently have campuses in any states other than Arizona. We are required by the Higher Education Act to maintain authorization from the Arizona State Board for Private Postsecondary Education in order to participate in the Title IV programs. This authorization is very important to us and our business. To maintain our state authorization, we must continuously meet standards relating to, among other things, educational programs, facilities, instructional and administrative staff, marketing and recruitment, financial operations, addition of new locations and educational programs, and various operational and administrative procedures. Failure to comply with the requirements of the Arizona State Board for Private Postsecondary Education could result in us losing our authorization to offer our educational programs, which would cause us to lose our eligibility to participate in the Title IV programs and which, in turn, could force us to cease operations. Alternatively, the Arizona State Board for Private Postsecondary Education could restrict our ability to offer certain degree programs.

Most other states impose regulatory requirements on out-of-state educational institutions operating within their boundaries, such as those having a physical facility or recruiting students within the state. State laws establish standards in areas such as instruction, qualifications of faculty, administrative procedures, marketing, recruiting, financial operations, and other operational matters, some of which are different than the standards prescribed by the Department of Education or the Arizona State Board for Private Postsecondary Education. Laws in some states limit schools’ ability to offer educational programs and award degrees to residents of those states. Some states also prescribe financial regulations that are different from those of the Department of Education, and many require the posting of surety bonds.

In addition, several states have sought to assert jurisdiction over educational institutions offering online degree programs that have no physical location or other presence in the state but that have some activity in the state, such as enrolling or offering educational services to students who reside in the state, employing faculty who reside in the state, or advertising to or recruiting prospective students in the state. State regulatory requirements for online education vary among the states, are not well developed in many states, are imprecise or unclear in some states, and can change frequently. New laws, regulations, or interpretations related to doing business over the Internet could increase our cost of doing business and affect our ability to recruit students in particular states, which could, in turn, negatively affect enrollments and revenues and have a material adverse effect on our business.

We have determined that our activities in certain states constitute a presence requiring licensure or authorization under the requirements of the state education agency in those states. In other states, we have obtained approvals as we have determined necessary in connection with our marketing and recruiting activities or where we have determined that our licensure or authorization can facilitate the teaching certification process in a particular state for graduates of our College of Education. We review the licensure requirements of other states when appropriate to determine whether our activities in those states constitute a presence or otherwise require licensure or authorization by the respective state education agencies. Although we believe we are licensed or authorized in those jurisdictions where a license or authorization is currently required, because we enroll students in all 50 states and the District of Columbia, we expect that other state regulatory authorities will request that we seek licensure or authorization in their states in the future. If we fail to comply with state licensing or authorization requirements for a state, or fail to obtain licenses or authorizations when required, we could lose our state licensure or authorization by that state or be subject to other sanctions, including restrictions on our activities in that state, fines, and penalties. The loss of licensure or authorization in a state other than Arizona could prohibit us from recruiting prospective students or offering services to current students in that state, which could significantly reduce our enrollments.

State Professional Licensure

Many states have specific requirements that an individual must satisfy in order to be licensed as a professional in specified fields, including fields such as education and healthcare. These requirements vary by state and by field. A student’s success in obtaining licensure following graduation typically depends on several factors, including the background and qualifications of the individual graduate, as well as the following factors, among others:

•	whether the institution and the program were approved by the state in which the graduate seeks licensure, or by a professional association;

•	whether the program from which the student graduated meets all requirements for professional licensure in that state;

•	whether the institution and the program are accredited and, if so, by what accrediting commissions; and

•	whether the institution’s degrees are recognized by other states in which a student may seek to work.

Many states also require that graduates pass a state test or examination as a prerequisite to becoming certified in certain fields, such as teaching and nursing. Many states will certify individuals if they have already been certified in another state.

Our College of Education is approved by the Arizona State Board of Education to offer Institutional Recommendations (credentials) for the certification of elementary, secondary, and special education teachers and school administrators. Our College of Nursing and Health Services is approved by the Arizona State Board of Nursing for the Bachelor of Science in Nursing and Master of Science — Nursing degrees. Due to varying requirements for professional licensure in each state, we inform students of the risks associated with obtaining professional licensure and that it is each student’s responsibility to determine what state, local, or professional licensure and certification requirements are necessary in his or her individual state.

Accreditation

We have been institutionally accredited since 1968 by the Higher Learning Commission and its predecessor, each a regional accrediting commission recognized by the Department of Education. Our accreditation was reaffirmed in 2007 for the maximum term of 10 years as part of a regularly scheduled reaffirmation process. Accreditation is a private, non-governmental process for evaluating the quality of educational institutions and their programs in areas including student performance, governance, integrity, educational quality, faculty, physical resources, administrative capability and resources, and financial stability. To be recognized by the Department of Education, accrediting commissions must adopt specific standards for their review of educational institutions, conduct peer-review evaluations of institutions, and publicly designate those institutions that meet their criteria. An accredited school is subject to periodic review by its accrediting commissions to determine whether it continues to meet the performance, integrity and quality required for accreditation.

There are six regional accrediting commissions recognized by the Department of Education, each with a specified geographic scope of coverage, which together cover the entire United States. Most traditional, public and private non-profit, degree-granting colleges and universities are accredited by one of these six regional accrediting commissions. The Higher Learning Commission, which accredits Grand Canyon University, is the same regional accrediting commission that accredits such universities as the University of Arizona, Arizona State University, and other degree-granting public and private colleges and universities in the states of Arizona, Arkansas, Colorado, Illinois, Indiana, Iowa, Kansas, Michigan, Minnesota, Missouri, Nebraska, New Mexico, North Dakota, Ohio, Oklahoma, South Dakota, West Virginia, Wisconsin, and Wyoming.

Accreditation by the Higher Learning Commission is important to us for several reasons, including the fact that it enables our students to receive Title IV financial aid. Other colleges and universities depend, in part, on an institution’s accreditation in evaluating transfers of credit and applications to graduate schools. Employers rely on the accredited status of institutions when evaluating candidates’ credentials, and students and corporate and government sponsors under tuition reimbursement programs look to accreditation for assurance that an institution maintains quality educational standards. If we fail to satisfy the standards of the Higher Learning Commission, we could lose our accreditation by that agency, which would cause us to lose our eligibility to participate in the Title IV programs.

In connection with our reaccreditation by the Higher Learning Commission in 2007, the Higher Learning Commission did identify certain deficiencies in the areas of library staffing and resources, assessment, and resources for our on-ground operations. We are addressing these deficiencies and expect to provide a monitoring report regarding our progress in these areas to the Higher Learning Commission in February 2009.

In addition to institution-wide accreditation, there are numerous specialized accrediting commissions that accredit specific programs or schools within their jurisdiction, many of which are in healthcare and professional fields. Accreditation of specific programs by one of these specialized accrediting commissions signifies that those programs have met the additional standards of those agencies. In addition to being accredited by the Higher Learning Commission, we also have the following specialized accreditations:

•	The Association of Collegiate Business Schools and Programs accredits our Master of Business Administration degree program and our Bachelor of Science degree programs in Accounting, Business Administration, and Marketing;

•	The Commission on Collegiate Nursing Education accredits our Bachelor of Science in Nursing and Master of Science — Nursing degree programs; and

•	The Commission on Accreditation of Athletic Training Education accredits our Athletic Training Program.

If we fail to satisfy the standards of any of these specialized accrediting commissions, we could lose the specialized accreditation for the affected programs, which could result in materially reduced student enrollments in those programs.

Regulation of Federal Student Financial Aid Programs

To be eligible to participate in the Title IV programs, an institution must comply with specific requirements contained in the Higher Education Act and the regulations issued thereunder by the Department of Education. An institution must, among other things, be licensed or authorized to offer its educational programs by the state in which it is physically located (in our case, Arizona) and maintain institutional accreditation by an accrediting commission recognized by the Department of Education. We submitted our application for recertification in March 2008 in anticipation of the expiration of our provisional certification on June 30, 2008. The Department of Education did not make a decision on our recertification application by June 30, 2008 and therefore our participation in the Title IV programs has been automatically extended on a month-to-month basis until the Department of Education makes its decision.

The substantial amount of federal funds disbursed to schools through the Title IV programs, the large number of students and institutions participating in these programs, and allegations of fraud and abuse by certain for-profit educational institutions have caused Congress to require the Department of Education to exercise considerable regulatory oversight over for-profit educational institutions. As a result, our institution is subject to extensive oversight and review. Because the Department of Education periodically revises its regulations and changes its interpretations of existing laws and regulations, we cannot predict with certainty how the Title IV program requirements will be applied in all circumstances.

Significant factors relating to the Title IV programs that could adversely affect us include the following:

Congressional action.  Congress must reauthorize the Higher Education Act on a periodic basis, usually every five to six years. Congress’ most recent comprehensive reauthorization of the Higher Education Act was in 1998, and it has been temporarily extended several times since then. In July 2008, Congress passed the full reauthorization of the Higher Education Act, which the President is expected to sign. It would reauthorize all of the Title IV programs in which we participate, but would make numerous revisions to the requirements governing the Title IV programs, including provisions relating to the relationships between institutions and lenders that make student loans, student loan default rates, and the formula for revenue that institutions are permitted to derive from the Title IV programs. In addition, in 2007 Congress enacted legislation that reduces interest rates on certain Title IV loans and government subsidies to lenders that participate in the Title IV programs. In May 2008, Congress enacted additional legislation to attempt to ensure that all eligible students will be able to obtain Title IV loans in the future, and that a sufficient number of lenders will continue to provide Title IV loans. Additional legislation is also pending in Congress. We are not in a position to predict with certainty whether any of the pending legislation will be enacted. The elimination of certain Title IV programs, material changes in the requirements for participation in such programs, or the substitution of materially different programs could increase our costs of compliance and could reduce the ability of some students to finance their education at our institution.

In addition, Congress must determine the funding levels for the Title IV programs on an annual basis through the budget and appropriations process. A reduction in federal funding levels for the Title IV programs could reduce the ability of some of our students to finance their education. The loss of or a significant reduction in Title IV program funds available to our students could reduce our enrollments and revenue.

Eligibility and certification procedures.  Each institution must apply periodically to the Department of Education for continued certification to participate in the Title IV programs. Such recertification generally is required every six years, but may be required earlier, including when an institution undergoes a change in control. An institution may also come under the Department of Education’s review when it expands its activities in certain ways, such as opening an additional location, adding a new educational program or modifying the academic credentials it offers. The Department of Education may place an institution on provisional certification status if it finds that the institution does not fully satisfy all of the eligibility and certification standards and in certain other circumstances, such as when an institution is certified for the first time or undergoes a change in control. During the period of provisional certification, the institution must comply with any additional conditions included in the school’s program participation agreement with the Department of Education. In addition, the Department of Education may more closely review an institution that is provisionally certified if it applies for recertification or approval to open a new location, add an educational program, acquire another school, or make any other significant change. If the Department of Education determines that a provisionally certified institution is unable to meet its responsibilities under its program participation agreement, it may seek to revoke the institution’s certification to participate in the Title IV programs without advance notice or opportunity for the institution to challenge the action. Students attending provisionally certified institutions remain eligible to receive Title IV program funds.

The Department of Education issued our current program participation agreement in May 2005, after an extended review following the change in control that occurred in February 2004. In the May 2005 recertification, the Department of Education placed us on provisional certification status and imposed certain conditions on us, including a requirement that we post a letter of credit, accept restrictions on the growth of our program offerings and enrollment, and receive certain Title IV funds under the heightened cash monitoring system of payment (pursuant to which an institution is required to credit students with Title IV funds prior to obtaining those funds from the Department of Education) rather than by advance payment (pursuant to which an institution receives Title IV funds from the Department of Education in advance of disbursement to students). In October 2006, the Department of Education eliminated the letter of credit requirement and allowed the growth restrictions to expire, and in August 2007, it eliminated the heightened cash monitoring restrictions and returned us to the advance payment method. However, we remain certified on a provisional basis. We submitted our application for recertification in March 2008 in anticipation of the expiration of our provisional certification on June 30, 2008. The Department of Education did not make a decision on our recertification application by June 30, 2008 and therefore our participation in the Title IV programs has been automatically extended on a month-to-month basis until the Department of Education makes its decision. There can be no assurance that the Department of Education will recertify us, or that it will not impose restrictions as a condition of approving our pending recertification application or with respect to any future recertification. If the Department of Education does not renew or withdraws our certification to participate in the Title IV programs at any time, our students would no longer be able to receive Title IV program funds. Similarly, the Department of Education could renew our certification, but restrict or delay our students’ receipt of Title IV funds, limit the number of students to whom we could disburse such funds, or place other restrictions on us.

Administrative capability.  Department of Education regulations specify extensive criteria by which an institution must establish that it has the requisite “administrative capability” to participate in the Title IV programs. To meet the administrative capability standards, an institution must, among other things:

•	comply with all applicable Title IV program requirements;

•	have an adequate number of qualified personnel to administer the Title IV programs;

•	have acceptable standards for measuring the satisfactory academic progress of its students;

•	not have student loan cohort default rates above specified levels;

•	have various procedures in place for awarding, disbursing and safeguarding Title IV funds and for maintaining required records;

•	administer the Title IV programs with adequate checks and balances in its system of internal controls;

•	not be, and not have any principal or affiliate who is, debarred or suspended from federal contracting or engaging in activity that is cause for debarment or suspension;

•	provide financial aid counseling to its students;

•	refer to the Department of Education’s Office of Inspector General any credible information indicating that any student, parent, employee, third-party servicer or other agent of the institution has engaged in any fraud or other illegal conduct involving the Title IV programs;

•	submit all required reports and financial statements in a timely manner; and

•	not otherwise appear to lack administrative capability.

If an institution fails to satisfy any of these criteria, the Department of Education may:

•	require the institution to repay Title IV funds its students previously received;

•	transfer the institution from the advance method of payment of Title IV funds to heightened cash monitoring status or the reimbursement system of payment;

•	place the institution on provisional certification status; or

•	commence a proceeding to impose a fine or to limit, suspend or terminate the institution’s participation in the Title IV programs.

If we are found not to have satisfied the Department of Education’s administrative capability requirements, our students could lose, or be limited in their access to, Title IV program funding.

Financial responsibility.  The Higher Education Act and Department of Education regulations establish extensive standards of financial responsibility that institutions such as Grand Canyon University must satisfy in order to participate in the Title IV programs. The Department of Education evaluates institutions for compliance with these standards on an annual basis, based on the institution’s annual audited financial statements, as well as when the institution applies to the Department of Education to have its eligibility to participate in the Title IV programs recertified. The most significant financial responsibility standard is the institution’s composite score, which is derived from a formula established by the Department of Education based on three financial ratios:

•	equity ratio, which measures the institution’s capital resources, financial viability and ability to borrow;

•	primary reserve ratio, which measures the institution’s ability to support current operations from expendable resources; and

•	net income ratio, which measures the institution’s ability to operate at a profit or within its means.

The Department of Education assigns a strength factor to the results of each of these ratios on a scale from negative 1.0 to positive 3.0, with negative 1.0 reflecting financial weakness and positive 3.0 reflecting financial strength. The Department of Education then assigns a weighting percentage to each ratio and adds the weighted scores for the three ratios together to produce a composite score for the institution. The composite score must be at least 1.5 for the institution to be deemed financially responsible without the need for further Department of Education oversight. In addition to having an acceptable composite score, an institution must, among other things, provide the administrative resources necessary to comply with Title IV program requirements, meet all of its financial obligations including required refunds to students and any Title IV liabilities and debts, be current in its debt payments, and not receive an adverse, qualified, or disclaimed opinion by its accountants in its audited financial statements.

When we were recertified by the Department of Education in 2005 to continue participating in the Title IV programs, the Department of Education advised us that we did not satisfy its standards of financial responsibility, based on our fiscal year 2004 financial statements, as submitted to the Department of Education. As a result of this and other concerns about our administrative capability, the Department of Education required us to post a letter of credit, accept restrictions on the growth of our program offerings and enrollment, and receive Title IV funds under the heightened cash monitoring system of payment rather than by advance payment. In October 2006, the Department of Education eliminated the letter of credit requirement and allowed the growth restrictions to expire, based upon its review of our fiscal year 2005 financial statements. We subsequently submitted our fiscal year 2006 and 2007 financial statements to the Department of Education as required, and we calculated that our composite score for those years exceeded 1.5. We therefore believe that we meet the Department of Education’s financial responsibility standards for our most recently completed fiscal year.

If the Department of Education were to determine that we did not meet the financial responsibility standards due to a failure to meet the composite score or other factors, we would expect to be able to establish financial responsibility on an alternative basis permitted by the Department of Education, which could include, in the Department’s discretion, posting a letter of credit, accepting provisional certification, complying with additional Department of Education monitoring requirements, agreeing to receive Title IV program funds under an arrangement other than the Department of Education’s standard advance funding arrangement, such as the reimbursement system of payment or heightened cash monitoring, and/or complying with or accepting other limitations on our ability to increase the number of programs we offer or the number of students we enroll.

The requirement to post a letter of credit or other sanctions imposed by the Department of Education could increase our cost of regulatory compliance and adversely affect our cash flows. If we are unable to meet the minimum composite score or comply with the other standards of financial responsibility, and could not post a required letter of credit or comply with the alternative bases for establishing financial responsibility, our students could lose their access to Title IV program funding.

Return of Title IV funds for students who withdraw.  When a student who has received Title IV funds withdraws from school, the institution must determine the amount of Title IV program funds the student has “earned.” If the student withdraws during the first 60% of any period of enrollment or payment period, the amount of Title IV program funds that the student has earned is equal to a pro rata portion of the funds the student received or for which the student would otherwise be eligible. If the student withdraws after the 60% threshold, then the student is deemed to have earned 100% of the Title IV program funds he or she received. The institution must then return the unearned Title IV program funds to the appropriate lender or the Department of Education in a timely manner, which is generally no later than 45 days after the date the institution determined that the student withdrew. If such payments are not timely made, the institution will be required to submit a letter of credit to the Department of Education equal to 25% of the Title IV funds that the institution should have returned for withdrawn students in its most recently completed fiscal year. Under Department of Education regulations, late returns of Title IV program funds for 5% or more of the withdrawn students in the audit sample in the institution’s annual Title IV compliance audit for either of the institution’s two most recent fiscal years or in a Department of Education program review triggers this letter of credit requirement. We did not exceed this 5% threshold in our annual Title IV compliance audit for either of our two most recent fiscal years.

The “90/10 Rule.”  A requirement of the Higher Education Act commonly referred to as the “90/10 Rule” provides that an institution loses its eligibility to participate in the Title IV programs, if, under a complex regulatory formula that requires cash basis accounting and other adjustments to the calculation of revenue, the institution derives more than 90% of its revenues for any fiscal year from Title IV program funds. This rule applies only to for-profit postsecondary educational institutions, including us. Any institution that violates the rule becomes ineligible to participate in the Title IV programs as of the first day of the fiscal year following the fiscal year in which it exceeds the 90% threshold, and it is unable to apply to regain its eligibility until the next fiscal year. If an institution exceeds the 90% threshold for a fiscal year and it and its students have received Title IV funds for the next fiscal year, it will be required to return those funds to the applicable lender or the Department of Education. In July 2008, Congress passed the reauthorization of the Higher Education Act, which the President is expected to sign and which includes significant revisions to the “90/10 Rule.” Under the revised law, an institution would be subject to loss of eligibility to participate in the Title IV programs only if it exceeded the 90% threshold for two consecutive years, the period of ineligibility would be extended to at least two years, and an institution whose rate exceeded 90% for any single year would be placed on provisional certification. Using the Department of Education’s formula under the “90/10 Rule,” for our 2006 and 2007 fiscal years we derived approximately 71.5 % and 74.0%, respectively, of our revenues (calculated on a cash basis) from Title IV program funds. Recent changes in federal law that increased Title IV grant and loan limits, and any additional increases in the future, may result in an increase in the revenues we receive from the Title IV programs, which could make it more difficult for us to satisfy the “90/10 Rule.” However, such effects may be mitigated by other provisions of the recent Higher Education Act reauthorization that would allow institutions, when calculating their compliance with this revenue test, to exclude from their Title IV revenues for a three-year period the additional federal student loan amounts that became available starting in July 2008, and to include more non-Title IV revenues, such as revenues from institutional loans under certain circumstances.

Student loan defaults.  Under the Higher Education Act, an educational institution may lose its eligibility to participate in some or all of the Title IV programs if defaults by its students on the repayment of their FFEL student loans exceed certain levels. For each federal fiscal year, the Department of Education calculates a rate of student defaults for each institution (known as a “cohort default rate”). An institution’s FFEL cohort default rate for a federal fiscal year is calculated by determining the rate at which borrowers who became subject to their repayment obligation in that federal fiscal year defaulted by the end of the following federal fiscal year.

If the Department of Education notifies an institution that its FFEL cohort default rates for each of the three most recent federal fiscal years are 25% or greater, the institution’s participation in the FFEL program and Pell program ends 30 days after that notification, unless the institution appeals that determination in a timely manner on specified grounds and according to specified procedures. In addition, an institution’s participation in the FFEL program ends 30 days after notification by the Department of Education that its most recent FFEL cohort default rate is greater than 40%, unless the institution timely appeals that determination on specified grounds and according to specified procedures. An institution whose participation ends under either of these provisions may not participate in the relevant programs for the remainder of the fiscal year in which the institution receives the notification and for the next two fiscal years.

If an institution’s FFEL cohort default rate equals or exceeds 25% in any single year, the institution may be placed on provisional certification status. Provisional certification does not limit an institution’s access to Title IV program funds, but an institution on provisional status is subject to closer review by the Department of Education if it applies for recertification or approval to open a new location, add an educational program, acquire another school, or make any other significant change, and the Department of Education may revoke such institution’s certification without advance notice if it determines that the institution is not fulfilling material Title IV program requirements. Our cohort default rates on FFEL program loans for the 2003, 2004, and 2005 federal fiscal years, the three most recent years for which such rates have been calculated, were 1.2%, 1.4%, and 1.8%, respectively. The FFEL cohort default rates for federal fiscal year 2006 are expected to be released by the Department of Education in September 2008, but the Department of Education advised us in February 2008 that our estimated FFEL cohort default rate for federal fiscal year 2006 was 1.6%. In July 2008, Congress passed the reauthorization of the Higher Education Act, which the President is expected to sign and which includes significant revisions to the requirements concerning FFEL cohort default rates. Under the revised law, the period for which students’ defaults on their loans would be included in the calculation of an institution’s cohort default rate would be extended by one additional year, which is expected to increase the cohort default rates for most institutions. That change would be effective with the calculation of institutions’ cohort default rates for federal fiscal year 2009, which would be expected to be calculated and issued by the Department of Education in 2012. However, the revised law would also increase the threshold for ending an institution’s participation in the relevant Title IV programs from 25% to 30%, effective in 2012.

Incentive compensation rule.  An institution that participates in the Title IV programs may not provide any commission, bonus, or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruitment, admissions, or financial aid awarding activity. The Department of Education’s regulations set forth 12 “safe harbors,” which describe payments and arrangements that do not violate the incentive compensation rule, but the law and regulations governing this requirement do not establish clear criteria for compliance in all circumstances. The restrictions of the incentive compensation rule also extend to any third-party companies that an educational institution contracts with for student recruitment, admissions, or financial aid awarding services. Since 2005, we have engaged Mind Streams, LLC to assist us with student recruitment activities.

In recent years, several for-profit education companies have been faced with whistleblower lawsuits, known as “qui tam” cases, brought by former employees alleging that their institution had made impermissible incentive payments. The employees bringing such lawsuits typically seek, for themselves and for the federal government, substantial financial penalties against the subject company. If we or any third parties we have engaged or engage in the future violate the incentive compensation rule, we could be fined or sanctioned by the Department of Education, or subjected to other monetary penalties that could be substantial. Although there can be no assurance that the Department of Education or a court would not find deficiencies in our present or former compensation practices for employees and third parties, we believe that our employee compensation and third-party contractual arrangements comply with the incentive compensation rule.

Compliance reviews.  We are subject to announced and unannounced compliance reviews and audits by various external agencies, including the Department of Education, its Office of Inspector General, state licensing agencies, agencies that guarantee FFEL loans, the Department of Veterans Affairs, and accrediting commissions. As part of the Department of Education’s ongoing monitoring of institutions’ administration of the Title IV programs, the Higher Education Act also requires institutions to annually submit to the Department of Education a Title IV compliance audit conducted by an independent certified public accountant in accordance with applicable federal and Department of Education audit standards. In addition, to enable the Department of Education to make a determination of an institution’s financial responsibility, each institution must annually submit audited financial statements prepared in accordance with Department of Education regulations.

Privacy of student records.  The Family Educational Rights and Privacy Act of 1974, or FERPA, and the Department of Education’s FERPA regulations require educational institutions to protect the privacy of students’ educational records by limiting an institution’s disclosure of a student’s personally identifiable information without the student’s prior written consent. FERPA also requires institutions to allow students to review and request changes to their educational records maintained by the institution, to notify students at least annually of this inspection right, and to maintain records in each student’s file listing requests for access to and disclosures of personally identifiable information and the interest of such party in that information. If an institution fails to comply with FERPA, the Department of Education may require corrective actions by the institution or may terminate an institution’s receipt of further federal funds. In addition, educational institutions are obligated to safeguard student information pursuant to the Gramm-Leach-Bliley Act, or GLBA, a federal law designed to protect consumers’ personal financial information held by financial institutions and other entities that provide financial services to consumers. GLBA and the applicable GLBA regulations require an institution to, among other things, develop and maintain a comprehensive, written information security program designed to protect against the unauthorized disclosure of personally identifiable financial information of students, parents, or other individuals with whom such institution has a customer relationship. If an institution fails to comply with the applicable GLBA requirements, it may be required to take corrective actions, be subject to monitoring and oversight by the Federal Trade Commission, or FTC, and be subject to fines or penalties imposed by the FTC. For-profit educational institutions are also subject to the general deceptive practices jurisdiction of the FTC with respect to their collection, use, and disclosure of student information.

Potential effect of regulatory violations.  If we fail to comply with the regulatory standards governing the Title IV programs, the Department of Education could impose one or more sanctions, including transferring us to the reimbursement or cash monitoring system of payment, requiring us to repay Title IV program funds, requiring us to post a letter of credit in favor of the Department of Education as a condition for continued Title IV certification, taking emergency action against us, initiating proceedings to impose a fine or to limit, suspend, or terminate our participation in the Title IV programs, or referring the matter for civil or criminal prosecution. In addition, the agencies that guarantee FFEL loans for our students could initiate proceedings to limit, suspend, or terminate our eligibility to provide FFEL loans in the event of certain regulatory violations. If such sanctions or proceedings were imposed against us and resulted in a substantial curtailment or termination of our participation in the Title IV programs, our enrollments, revenues, and results of operations would be materially and adversely affected.

If we lost our eligibility to participate in the Title IV programs, or if the amount of available Title IV program funds was reduced, we would seek to arrange or provide alternative sources of revenue or financial aid for students. We believe that one or more private organizations would be willing to provide financial assistance to our students, but there is no assurance that this would be the case. The interest rate and other terms of such financial aid would likely not be as favorable as those for Title IV program funds, and we might be required to guarantee all or part of such alternative assistance or might incur other additional costs in connection with securing such alternative assistance. It is unlikely that we would be able to arrange alternative funding on any terms to replace all the Title IV funding our students receive. Accordingly, our loss of eligibility to participate in the Title IV programs, or a reduction in the amount of available Title IV program funding for our students, would be expected to have a material adverse effect on our results of operations, even if we could arrange or provide alternative sources of revenue or student financial aid.

In addition to the actions that may be brought against us as a result of our participation in the Title IV programs, we are also subject to complaints and lawsuits relating to regulatory compliance brought not only by our regulatory agencies, but also by other government agencies and third parties, such as present or former students or employees and other members of the public.

Uncertainties, increased oversight, and changes in student loan environment.  During 2007 and 2008, student loan programs, including the Title IV programs, have come under increased scrutiny by the Department of Education, Congress, state attorneys general, and other parties. Issues that have received extensive attention include allegations of conflicts of interest between some institutions and lenders that provide Title IV loans, questionable incentives given by lenders to some schools and school employees, allegations of deceptive practices in the marketing of student loans, and schools leading students to use certain lenders. Several institutions and lenders have been cited for these problems and have paid several million dollars in the aggregate to settle those claims. The practices of numerous other schools and lenders are being examined by government agencies at the federal and state level. The Attorney General of the State of Arizona has requested extensive documentation and information from us and other institutions in Arizona concerning student loan practices, and we recently provided testimony in response to a subpoena from the Attorney General of the State of Arizona about such practices. While no penalties have been assessed against us, we do not know what the results of that investigation will be. As a result of this scrutiny, Congress has passed new laws, the Department of Education has enacted stricter regulations, and several states have adopted codes of conduct or enacted state laws that further regulate the conduct of lenders, schools, and school personnel. These new laws and regulations, among other things, limit schools’ relationships with lenders, restrict the types of services that schools may receive from lenders, prohibit lenders from providing other types of funding to schools in exchange for Title IV loan volume, require schools to provide additional information to students concerning institutionally preferred lenders, and significantly reduce the amount of federal payments to lenders who participate in the Title IV loan programs. In addition, recent adverse market conditions for consumer loans in general have begun to affect the student lending marketplace.

The cumulative impact of these developments and conditions has caused some lenders to cease providing Title IV loans to students, including some lenders that have previously provided Title IV loans to our students. Other lenders have reduced the benefits and increased the fees associated with the Title IV loans they do provide. We and other schools have had to modify student loan practices in ways that result in higher administrative costs. If the costs of their Title IV loans increase, some students may decide not to take out loans and not enroll in a postsecondary institution. In May 2008, new federal legislation was enacted to attempt to ensure that all eligible students will be able to obtain Title IV loans in the future and that a sufficient number of lenders will continue to provide Title IV loans. Among other things, the new legislation:

•	authorizes the Department of Education to purchase Title IV loans from lenders, thereby providing capital to the lenders to enable them to continue making Title IV loans to students; and

•	permits the Department of Education to designate institutions eligible to participate in a “lender of last resort” program, under which federally recognized student loan guaranty agencies will be required to make Title IV loans to all otherwise eligible students at those institutions.

We cannot predict whether this legislation will be effective in ensuring students’ access to Title IV loan funding. The environment surrounding access to and cost of student loans remains in a state of flux, with reviews of many institutions and lenders still pending and with additional legislative and regulatory changes being actively considered at the federal and state levels. The uncertainty surrounding these issues, and any resolution of these issues that increases loan costs or reduces students’ access to Title IV loans, may adversely affect our student enrollments.

Regulatory Standards that May Restrict Institutional Expansion or Other Changes

Many actions that we may wish to take in connection with expanding our operations or other changes are subject to review or approval by the applicable regulatory agencies.

Adding teaching locations, implementing new educational programs, and increasing enrollment.  The requirements and standards of state education agencies, accrediting commissions, and the Department of Education limit our ability in certain instances to establish additional teaching locations, implement new educational programs, or increase enrollment in certain programs. Many states require review and approval before institutions can add new locations or programs, and Arizona also limits the number of undergraduate nursing students we may enroll (which represents a small portion of our overall nursing program). The Arizona State Board for Private Postsecondary Education, the Higher Learning Commission, and other state education agencies and specialized accrediting commissions that authorize or accredit us and our programs generally require institutions to notify them in advance of adding new locations or implementing new programs, and upon notification may undertake a review of the quality of the facility or the program and the financial, academic, and other qualifications of the institution. For instance, following applications we filed in December 2006, we received approval from the Higher Learning Commission and the Arizona State Board for Private Postsecondary Education in March 2008 to add our first doctoral level program.

With respect to the Department of Education, if an institution participating in the Title IV programs plans to add a new location or educational program, the institution must generally apply to the Department of Education to have the additional location or educational program designated as within the scope of the institution’s Title IV eligibility. However, a degree-granting institution such as us is not required to obtain the Department of Education’s approval of additional programs that lead to an associate, bachelor’s, professional, or graduate degree at the same degree level as programs previously approved by the Department of Education. Similarly, an institution is not required to obtain advance approval for new programs that prepare students for gainful employment in the same or a related recognized occupation as an educational program that has previously been designated by the Department of Education as an eligible program at that institution if it meets certain minimum-length requirements. However, as a condition for an institution to participate in the Title IV programs on a provisional basis, the Department of Education can require prior approval of such programs or otherwise restrict the number of programs an institution may add or the extent to which an institution can modify existing educational programs. If an institution that is required to obtain the Department of Education’s advance approval for the addition of a new program or new location fails to do so, the institution may be liable for repayment of the Title IV program funds received by the institution or students in connection with that program or enrolled at that location.

Acquiring other schools.  While we have not acquired any other schools in the past, we may seek to do so in the future. The Department of Education and virtually all state education agencies and accrediting commissions require a company to seek their approval if it wishes to acquire another school. In our case, we would need to obtain the approval of the Arizona State Board for Private Postsecondary Education or other state education agency that licenses the school being acquired, the Higher Learning Commission, any other accrediting commission that accredits the school being acquired, and the Department of Education. The level of review varies by individual state and accrediting commission, with some requiring approval of such an acquisition before it occurs while others only consider approval after the acquisition has occurred. The approval of the applicable state education agencies and accrediting commissions is a necessary prerequisite to the Department of Education certifying the acquired school to participate in the Title IV programs under our ownership. The restrictions imposed by any of the applicable regulatory agencies could delay or prevent our acquisition of other schools in some circumstances.

Provisional certification.  Each institution must apply to the Department of Education for continued certification to participate in the Title IV programs at least every six years, or when it undergoes a change in control, and an institution may come under the Department of Education’s review when it expands its activities in certain ways, such as opening an additional location, adding an educational program, or modifying the academic credentials that it offers.

The Department of Education may place an institution on provisional certification status if it finds that the institution does not fully satisfy all of the eligibility and certification standards. In addition, if a company acquires a school from another entity, the acquired school will automatically be placed on provisional certification when the Department of Education approves the transaction. During the period of provisional certification, the institution must comply with any additional conditions or restrictions included in its program participation agreement with the Department of Education. Students attending provisionally certified institutions remain eligible to receive Title IV program funds, but if the Department of Education finds that a provisionally certified institution is unable to meet its responsibilities under its program participation agreement, it may seek to revoke the institution’s certification to participate in the Title IV programs without advance notice or opportunity for the institution to challenge that action. In addition, the Department of Education may more closely review an institution that is provisionally certified if it applies for recertification or approval to open a new location, add an educational program, acquire another school, or make any other significant change.

We are currently certified to participate in the Title IV programs on a provisional basis. The Department of Education issued our current program participation agreement in May 2005, after an extended review following the change in control that occurred in February 2004. The Department of Education’s 2005 recertification imposed certain conditions on us, including a requirement that we post a letter of credit, accept restrictions on the growth of our program offerings and enrollment, and receive Title IV funds under the heightened cash monitoring system of payment rather than by advance payment. In October 2006, the Department of Education eliminated the letter of credit requirement and allowed the growth restrictions to expire, and in August 2007, it eliminated the heightened cash monitoring restrictions and returned us to the advance payment method. However, we remain certified on a provisional basis, which means that the Department of Education may more closely review our applications for recertification, new locations, new educational programs, acquisitions of other schools, or other significant changes, and it may revoke its certification of us without advance notice if it determines we are not fulfilling material Title IV requirements. We submitted our application for recertification in March 2008 in anticipation of the expiration of our provisional certification on June 30, 2008. The Department of Education did not make a decision on our recertification application by June 30, 2008 and therefore our participation in the Title IV programs has been automatically extended on a month-to-month basis until the Department of Education makes its decision. There can be no assurance that the Department of Education will recertify us, or that it will not impose restrictions as a condition of approving our pending recertification application or with respect to any future recertification.

Change in ownership resulting in a change in control.  Many states and accrediting commissions require institutions of higher education to report or obtain approval of certain changes in control and changes in other aspects of institutional organization or control. The types of and thresholds for such reporting and approval vary among the states and accrediting commissions. The Higher Learning Commission provides that an institution must obtain its approval in advance of a change in ownership in order for the institution to retain its accredited status, but the Higher Learning Commission does not set specific standards for determining when a transaction constitutes a change in ownership. In addition, in the event of a change in ownership, the Higher Learning Commission requires an onsite evaluation within six months in order to continue the institution’s accreditation. Our other specialized accrediting commissions also require an institution to obtain similar approval before or after the event that constitutes the change in control under their standards.

Many states include the sale of a controlling interest of common stock in the definition of a change in control requiring approval, but their thresholds for determining a change in control vary widely. The standards of the Arizona State Board for Private Postsecondary Education provide that an institution undergoes a change in control if there is a transfer of 50% or more of its voting stock over a five-year period. In our case, we believe the five-year period to apply this standard would begin after our prior change in control in February 2004 and therefore would include the acquisition of voting stock by the Endeavour Entities in 2005, as well as the issuance and sale of voting stock in connection with the offering. A change in control under the definition of one of the other state agencies that regulate us might require us to obtain approval of the change in control in order to maintain our authorization to operate in that state, and in some cases such states could require us to obtain advance approval of the change in control.

Under Department of Education regulations, an institution that undergoes a change in control loses its eligibility to participate in the Title IV programs and must apply to the Department of Education in order to reestablish such eligibility. If an institution files the required application and follows other procedures, the Department of Education may temporarily certify the institution on a provisional basis following the change in control, so that the institution’s students retain access to Title IV program funds until the Department of Education completes its full review. In addition, the Department of Education will extend such temporary provisional certification if the institution timely files other required materials, including the approval of the change in control by its state authorizing agency and accrediting commission and an audited balance sheet showing the financial condition of the institution or its parent corporation as of the date of the change in control. If the institution fails to meet any of these application and other deadlines, its certification will expire and its students will not be eligible to receive Title IV program funds until the Department of Education completes its full review, which commonly takes several months and may take longer. If the Department of Education approves the application after a change in control, it will certify the institution on a provisional basis for a period of up to approximately three years.

For corporations that are neither publicly traded nor closely held, such as us prior to this offering, Department of Education regulations describe some transactions that constitute a change in control, including the transfer of a controlling interest in the voting stock of the corporation or its parent corporation. For such a corporation, the Department of Education will generally find that a transaction results in a change in control if a person acquires ownership or control of 25% or more of the outstanding voting stock and control of the corporation, or a person who owns or controls 25% or more of the outstanding voting stock and controls the corporation ceases to own or control at least 25% of the outstanding voting stock or ceases to control the corporation. With respect to this offering, the Richardson family will continue to own or control more than 25% of the outstanding voting stock of the corporation following the offering.

We have submitted a description of the offering to the Department of Education, which has informed us that the proposed offering will not trigger a change in ownership resulting in a change in control under the Department of Education’s regulations.

The Higher Learning Commission has informed us that it will consider the offering to be a change in control under its policies, which will require us to obtain the Higher Learning Commission’s approval prior to consummating the offering. We have filed additional correspondence with the Higher Learning Commission regarding the information needed to obtain such approval. As a result of its determination that the offering will be a change in control, the Higher Learning Commission is likely to conduct a site visit within six months of consummation of the offering to confirm the appropriateness of the approval and to evaluate whether we continue to meet the Higher Learning Commission’s eligibility criteria. In addition, based on our communications with the Arizona State Board for Private Postsecondary Education, we believe the offering will be a change in control under Arizona law. Accordingly, following the consummation of the offering, we will be required to file an application with the Arizona State Board for Private Postsecondary Education in order to obtain such approval. Any failure to comply with the requirements of either the Higher Learning Commission or the Arizona State Board for Private Postsecondary Education, or a failure to obtain their approval of the change in control, could result in our loss of accreditation or authorization by such agency, as applicable, which, in turn, would result in our loss of eligibility to participate in the Title IV programs and cause a significant decline in our student enrollments.

We also intend to seek confirmation from other accrediting commissions and state agencies, as we believe necessary, that this offering will not constitute a change in control under their respective standards, or to determine what is required if any such commission or agency does consider the offering to constitute a change in control. We do not expect that this offering will result in a change in control for any of those agencies, or that any of those agencies will require us to obtain their approval in connection with this offering. If any of those agencies deemed this offering to be a change in control, we would have to apply for and obtain approval from that agency, in some cases in advance of this offering, according to its procedures.

A change in control also could occur as a result of future transactions in which we are involved following the consummation of this offering. Some corporate reorganizations and some changes in the board of directors are examples of such transactions. In addition, Department of Education regulations provide that a change in control occurs for a publicly traded corporation, which we will be after this offering, if either: (i) there is an event that would obligate the corporation to file a Current Report on Form 8-K with the SEC disclosing a change in control, or (ii) the corporation has a stockholder that owns at least 25% of the total outstanding voting stock of the corporation and is the largest stockholder of the corporation, and that stockholder ceases to own at least 25% of such stock or ceases to be the largest stockholder. These standards are subject to interpretation by the Department of Education. A significant purchase or disposition of our voting stock in the future, including a disposition of voting stock by the Richardson family, could be determined by the Department of Education to be a change in control under this standard. The potential adverse effects of a change in control could influence future decisions by us and our stockholders regarding the sale, purchase, transfer, issuance or redemption of our stock. In addition, the adverse regulatory effect of a change in control also could discourage bids for shares of our common stock and could have an adverse effect on the market price of our common stock.

Additional state regulation.  Most state education agencies impose regulatory requirements on educational institutions operating within their boundaries. Some states have sought to assert jurisdiction over out-of-state educational institutions offering online degree programs that have no physical location or other presence in the state but that have some activity in the state, such as enrolling or offering educational services to students who reside in the state, employing faculty who reside in the state, or advertising to or recruiting prospective students in the state. State regulatory requirements for online education vary among the states, are not well developed in many states, are imprecise or unclear in some states, and can change frequently. In addition to Arizona, we have determined that our activities in certain states constitute a presence requiring licensure or authorization under the requirements of the state education agency in those states, and in other states we have obtained approvals as we have determined necessary in connection with our marketing and recruiting activities. We review the licensure requirements of other states when appropriate to determine whether our activities in those states constitute a presence or otherwise require licensure or authorization by the respective state education agencies. Because we enroll students from all 50 states and the District of Columbia, we expect we will have to seek licensure or authorization in additional states in the future. If we fail to comply with state licensing or authorization requirements for any state, we may be subject to the loss of state licensure or authorization by that state, or be subject to other sanctions, including restrictions on our activities in that state, fines, and penalties. The loss of licensure or authorization in a state other than Arizona could prohibit us from recruiting prospective students or offering services to current students in that state, which could significantly reduce our enrollments.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers, directors, and director-nominees.

Name	Age	Position

Brent D. Richardson	46	Executive Chairman
Brian E. Mueller	51	Chief Executive Officer
John E. Crowley	52	Chief Operating Officer
Christopher C. Richardson	35	General Counsel and Director
Daniel E. Bachus	38	Chief Financial Officer
W. Stan Meyer	47	Executive Vice President
Timothy R. Fischer	59	Chief Administrative Officer
Michael S. Lacrosse	53	Chief Information Officer
Dr. Kathy Player	45	Grand Canyon University President
Chad N. Heath	34	Director
D. Mark Dorman	47	Director
David J. Johnson	62	Director-Nominee
Jack A. Henry	64	Director-Nominee

Brent D. Richardson has been serving as our Executive Chairman since July 1, 2008. Mr. Richardson previously served as our Chief Executive Officer from 2004 to July 2008. From 2000 to 2004, Mr. Richardson served as chief executive officer of Masters Online, LLC, a company that provided online educational programs and marketing services to several regionally and nationally accredited universities. Prior to 2000, Mr. Richardson served as director of sales and marketing and later general manager of the Educational Division of Private Networks, a company that produced customized distance learning curricula for the healthcare and automotive industries. Mr. Richardson has over 20 years of experience in the education industry. Mr. Richardson earned his Bachelor of Science degree in Finance from Eastern Illinois University. Brent Richardson and Chris Richardson are brothers.

Brian E. Mueller has been serving as our Chief Executive Officer since July 1, 2008. From 1987 to 2008, Mr. Mueller was employed by Apollo Group, Inc., a for-profit, postsecondary education company and the parent company of the University of Phoenix, serving since January 2006 as its president and a director. Mr. Mueller previously served as the chief operating officer of Apollo Group from December 2005 to January 2006, as chief executive officer of the University of Phoenix Online, a unit of the University of Phoenix, from March 2002 to November 2005, and as chief operating officer and senior vice president of the University of Phoenix Online from May 1997 to March 2002. From 1987 to May 1997, Mr. Mueller held several positions in operations management for Apollo Group. From 1983 to 1987, Mr. Mueller was a professor at Concordia University. Mr. Mueller earned his Master of Arts in Education degree and his Bachelor of Arts degree in Education from Concordia University.

John E. Crowley has been serving as our Chief Operating Officer since 2004. Prior to 2004, Mr. Crowley served as the President of Educational Resources, a national distributor of educational software, technology solutions, and related services, and as president of Youth In Motion, Inc., a distributor of educational materials. Mr. Crowley earned his Bachelor of Finance degree and Master of Business Administration degree from Western New England College.

Christopher C. Richardson has been serving as our General Counsel since 2007 and as a director since 2004. From 2004 to 2007, Mr. Richardson served as legal counsel in our Office of General Counsel. Prior to 2004, Mr. Richardson served as the chief operating officer for Masters Online, LLC, a company that provided online educational programs and marketing services to several regionally and nationally accredited universities. Mr. Richardson earned his Bachelor of Arts degree in Political Science from Brigham Young

University, and Juris Doctor from the University of Arizona College of Law, where he graduated summa cum laude. Brent Richardson and Chris Richardson are brothers.

Daniel E. Bachus has been serving as our Chief Financial Officer since July 1, 2008. From January 2007 until June 2008, Mr. Bachus served as chief financial officer for Loreto Bay Company, a real estate developer. From 2000 to 2006, Mr. Bachus served as the chief accounting officer and controller of Apollo Group, Inc., a for-profit, postsecondary education company and the parent company of the University of Phoenix. From 1992 to 2000, Mr. Bachus was employed by Deloitte & Touche LLP, most recently as an audit senior manager. Mr. Bachus earned his Bachelor of Science degree in Accountancy from the University of Arizona and his Master in Business Administration degree from the University of Phoenix. Mr. Bachus is also a certified public accountant.

W. Stan Meyer has been serving as our Executive Vice President since July 1, 2008. From August 2002 to June 2008, Mr. Meyer was employed by Apollo Group, Inc., a for-profit, postsecondary education company and the parent company of the University of Phoenix, serving since June 2006 as its executive vice president of marketing and enrollment. Mr. Meyer previously served as a regional vice president of the University of Phoenix Online, a unit of the University of Phoenix, and division director of Axia College and of the School of Advanced Studies. From 1983 to 2002, Mr. Meyer held several positions with the Concordia University system, including director for Concordia University’s education network. Mr. Meyer earned a Doctor of Education in Institutional Management degree and a Master of Business Administration degree from Pepperdine University and a Bachelor of Arts in Communications degree from Concordia University.

Timothy R. Fischer has been serving as our Chief Administrative Officer since July 1, 2008. Mr. Fischer previously served as our Chief Financial Officer from 2005 until July 2008. Prior to 2005, Mr. Fischer served as an independent management and financial consultant to both public and private companies in the Phoenix, Arizona area. Mr. Fischer is a member of the American Institute of Certified Public Accountants and is licensed as a certified public accountant by the New Mexico State Board of Public Accountancy. Mr. Fischer earned his Bachelor of Business Administration degree from Eastern New Mexico University.

Michael S. Lacrosse has been serving as our Chief Information Officer since August 2006. From February 2001 to August 2006, Mr. Lacrosse served as chief information officer of Trax Technology, a global transportation management firm, and 21st Century Learning, an educational technology company which provides supplemental curriculum to K-12 students, professional development opportunities for teachers and administrators, as well as programs for parents.

Dr. Kathy Player has been serving as Grand Canyon University President since July 31, 2008. From 2007 to July 2008 she served as our Provost and Chief Academic Officer. From 1998 to 2007, Dr. Player served in several other leadership roles at Grand Canyon University, including most recently as Dean of the Ken Blanchard College of Business. Dr. Player earned her Doctorate of Education degree in Counseling Psychology from the University of Sarasota, a Master of Business Administration degree and a Master of Science degree in Nursing Leadership from Grand Canyon University, a Master of Science degree in Counseling from Nova Southeastern University, and a Bachelor of Science degree in Nursing from St. Joseph’s College.

Chad N. Heath has been serving as a director of Grand Canyon University since 2005. Mr. Heath is a managing director of Endeavour Capital, a private equity firm based in Portland, Oregon that currently manages over $925 million in equity capital. Prior to joining Endeavour Capital, Mr. Heath served as a principal at Charterhouse Group International, a New York-based private equity firm focused on middle-market transactions. Prior to Charterhouse, Mr. Heath worked in the investment banking division of Merrill Lynch. Mr. Heath currently sits on the board of directors of Barrett-Jackson Holdings, LLC (dba: Barrett-Jackson Auction Company) and Skagit Northwest Holdings, Inc. (dba: Dri-Eaz Products). Mr. Heath received a Bachelor of Science in Business Administration degree, magna cum laude, from Georgetown University.

D. Mark Dorman has been serving as a director of Grand Canyon University since 2005. Mr. Dorman is a managing director of Endeavour Capital. Prior to joining Endeavour Capital, Mr. Dorman served as an investment banker at Green Manning & Bunch, a Denver-based investment banking firm focused on merger and acquisition transactions and advisory work for middle-market clients across the West. He also served in the investment banking groups of Boettcher & Company and Morgan Stanley. Mr. Dorman currently sits on the boards of directors of PSI Services Holding Inc. (dba: Policy Studies); SpeeCo, Inc.; Skagit Northwest

Holdings, Inc. (dba: Dri-Eaz Products); and Barrett-Jackson Holdings, LLC (dba: Barrett-Jackson Auction Company). Mr. Dorman received a Bachelor of Science degree from Lewis & Clark College and a Master of Business Administration degree from Harvard Business School.

David J. Johnson has been nominated and has agreed to serve as a member of our board of directors effective upon the closing of the offering. From 1997 to 2006, Mr. Johnson served as chief executive officer and chairman of the board of KinderCare Learning Centers, Inc., a for-profit provider of early childhood education and care services, and from 1991 to 1996, he served as president, chief executive officer, and chairman of the board of Red Lion Hotels, Inc., a hotel company, each of which were portfolio companies of Kohlberg Kravis Roberts & Co. Prior to that time, Mr. Johnson served as a general partner of Hellman & Friedman, a private equity investment firm, from 1989 to 1991, as president, chief operating officer and director of Dillingham Holdings, a diversified company, from 1986 to 1988, and as president and chief executive officer of Cal Gas Corporation, a principal subsidiary of Dillingham Holdings, which was also a portfolio company of Kohlberg Kravis Roberts & Co., from 1984 to 1987. Mr. Johnson holds a Bachelor of Arts degree from the University of Oregon and a Master of Business Administration degree from the University of Southern California.

Jack A. Henry has been nominated and has agreed to serve as a member of our board of directors effective upon the closing of the offering. Mr. Henry began his career with Arthur Andersen in 1966, and in 2000 retired as the managing partner of the Phoenix office. In 2000, Mr. Henry formed Sierra Blanca Ventures LLC, a private investment and advisory firm. He currently serves on the boards of directors of White Electronics Design Corporation and Point Blank Solutions, both of which are public reporting companies, and several other private companies. Mr. Henry previously served on the boards of directors of Simula, Inc., SOS Staffing Services, Inc., Vodavi Technology, Inc., Tickets.com, and VistaCare, Inc., all public reporting companies. Mr. Henry currently serves as President of the Arizona Chapter of the National Association of Corporate Directors. Mr. Henry holds a Bachelor of Business Administration degree and a Master of Business Administration degree from the University of Michigan.

Other than Brent Richardson and Chris Richardson, who are brothers, there are no family relationships among any of our directors or executive officers.

Apollo Group, Inc. and certain of its current and former officers and directors, including Messrs. Mueller and Bachus, are named as defendants in various litigation matters relating to alleged misconduct in connection with Apollo’s stock option grant practices and related financial statement reporting. As disclosed in Apollo Group’s most recent Quarterly Report on Form 10-Q, one of these cases, a derivative action, has been settled subject to final Court approval. A related securities class action is ongoing. In addition, Mr. Bachus was originally named as a defendant in a securities class action relating to Apollo’s disclosures regarding a preliminary Department of Education program review report. Mr. Bachus was dismissed as a defendant in this matter prior to trial. A subsequent jury verdict in plaintiffs’ favor in that action has been overturned by the trial court, although the trial court’s decision is expected to be appealed. Mr. Bachus also was originally named as a defendant in a related, ongoing derivative action, but was not named in the current, amended complaint.

Board Composition

Our board of directors currently consists of four persons, including two independent directors, Messrs. Heath and Dorman. Effective upon consummation of this offering, our board will consist of at least six directors, our four current directors and our two director-nominees, four of whom will be independent.

Our board of directors has affirmatively determined that each director other than Brent D. Richardson and Christopher C. Richardson, and each director nominee, is “independent,” as defined by the Marketplace Rules of the Nasdaq Stock Market. Under the Marketplace Rules, a director can be independent only if the director does not trigger a categorical bar to independence and our board of directors affirmatively determines that the director does not have a relationship which, in the opinion of our board of directors, would interfere with the exercise of independent judgment by the director in carrying out the responsibilities of a director.

With respect to Messrs. Dorman and Heath, our board of directors considered their roles as managing directors of Endeavour Capital IV, LLC, which is the general partner of the Endeavour Entities, and the fact that the Endeavour Entities own a significant, although non-controlling, number of shares of our capital stock.

See “Beneficial Ownership of Common Stock.” In addition, the board of directors considered the fact that we are a party to a professional services agreement with Endeavour Capital IV, LLC, which will terminate by its terms upon the closing of this offering, pursuant to which Endeavour Capital IV, LLC serves as a consultant to our board of directors on business and financial matters in exchange for a consulting fee. See “Certain Relationships and Related Transactions — Endeavour Professional Services Agreement.” The board of directors also considered the fact that we are a party to a stockholders agreement with the Endeavour Entities, which will terminate by its terms upon the closing of this offering, and an investor rights agreement with the Endeavour Entities, among others, in connection with their ownership of our capital stock, portions of which will survive the closing of this offering. See “Certain Relationships and Related Transactions — Stockholders Agreement” and “— Investor Rights Agreement.” After reviewing the existing relationships between us and the Endeavour Entities, and considering that the affiliation between Messrs. Dorman and Heath and the Endeavour Entities will positively align their interests with those of our public stockholders, our board of directors has affirmatively determined (with Messrs. Dorman and Heath abstaining) that, in its judgment, Messrs. Dorman and Heath meet the applicable independence standards established by the Nasdaq Stock Market.

At each annual meeting, our stockholders elect our full board of directors. Directors may be removed at any time for cause by the affirmative vote of the holders of a majority of the voting power then entitled to vote.

Board Committees

Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors. Effective upon the closing of this offering, our board of directors will establish three standing committees: an audit committee; a compensation committee; and a nominating and governance committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues. The composition of the board committees will comply, when required, with the applicable rules of Nasdaq and applicable law. Our board of directors will adopt a written charter for each of the standing committees. These charters will be available on our website following the completion of the offering.

Audit Committee.  Our audit committee will consist of Messrs. Henry (chair) and Johnson, each of whom will be “independent,” as defined under and required by the rules of Nasdaq and the federal securities laws. Mr. Henry also qualifies as an “audit committee financial expert,” as defined by the federal securities laws and required by Nasdaq. Our audit committee will be directly responsible for, among other things, the appointment, compensation, retention, and oversight of our independent registered public accounting firm. The oversight includes reviewing the plans and results of the audit engagement with the firm, approving any additional professional services provided by the firm and reviewing the independence of the firm. Commencing with our first report on internal controls over financial reporting, the committee will be responsible for discussing the effectiveness of the internal controls over financial reporting with the firm and relevant financial management.

Compensation Committee.  Our compensation committee will consist of Messrs. Johnson (chair), Heath, and Dorman, each of whom is or will be “independent,” as defined under and required by the rules of Nasdaq, a “non-employee director” under Section 16 of the Exchange Act, and an “outside director” for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The compensation committee will be responsible for, among other things, supervising and reviewing our affairs as they relate to the compensation and benefits of our executive officers. In carrying out these responsibilities, the compensation committee will review all components of executive compensation for consistency with our compensation philosophy and with the interests of our stockholders.

Nominating and Governance Committee.  Our nominating and governance committee will consist of Messrs. Heath (chair) and Dorman, each of whom is “independent,” as defined under and required by the rules of Nasdaq. The nominating and governance committee will be responsible for, among other things, identifying individuals qualified to become board members; selecting, or recommending to the board, director nominees for each election of directors; developing and recommending to the board criteria for selecting qualified director candidates; considering committee member qualifications, appointment and removal; recommending corporate governance principles, codes of conduct and compliance mechanisms; and providing oversight in the evaluation of the board and each committee.

Compensation Committee Interlocks and Insider Participation

There are no interlocking relationships requiring disclosure under the applicable rules promulgated under the U.S. federal securities laws.

Limitation of Liability and Indemnification

For information concerning limitation of liability and indemnification applicable to our directors, executive officers and, in certain cases, employees, please see “Description of Capital Stock” located elsewhere in this prospectus.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with “Compensation of Named Executive Officers” and the related tables that follow.

Overview

The purpose of this compensation discussion and analysis is to provide information about each material element of compensation that we pay or award to, or that is earned by, our named executive officers, who consist of our principal executive officer, principal financial officer, and our three other most highly compensated executive officers. For our 2007 fiscal year, our named executive officers were:

•	Brent D. Richardson, our Chief Executive Officer;

•	John E. Crowley, our Chief Operating Officer;

•	Christopher C. Richardson, our General Counsel;

•	Timothy R. Fischer, currently our Chief Administrative Officer and formerly our Chief Financial Officer; and

•	Michael S. Lacrosse, our Chief Information Officer.

This compensation discussion and analysis addresses and explains the compensation practices we followed in 2007, the numerical and related information contained in the summary compensation and related tables presented below, and actions we have taken regarding executive compensation since the end of our 2007 fiscal year, including in connection with our hiring of additional senior management personnel.

Compensation Determinations

Prior to this offering, we have been a private company with a relatively small number of stockholders, including our lead outside investor, Endeavour Capital, and we have not been subject to exchange listing requirements requiring us to have a majority independent board or to exchange or SEC rules relating to the formation and functioning of board committees, including audit, nominating, and compensation committees. As such, most, if not all, of our compensation policies, and determinations applicable to our named executive officers, have been the product of negotiation between our named executive officers and Endeavour Capital. For additional information regarding the compensation committee of our board of directors that will oversee our compensation program following the completion of this offering, please see “Management — Board Committees.”

Objectives of Compensation Programs

We pay our executive officers based on business performance and individual performance, and, in setting compensation levels, we take into consideration our past practices and our current and anticipated future needs, and the relative skills and experience of each individual executive. To date, we have not utilized the services of a compensation consultant and have not engaged in any benchmarking when making policy-level or individual compensation determinations. Rather, compensation decisions to date have been the product of negotiations between Messrs. Heath and Dorman, who constitute all of our non-employee directors, and our named executive officers.

Compensation philosophy.  Under our compensation philosophy, a named executive officer’s total compensation will vary based on our overall performance and with the particular named executive officer’s personal performance and contribution to overall results. This philosophy generally applies to all of our employees, with a more significant level of variability and compensation at risk depending upon an employee’s function and level of responsibility. Our overall goals in implementing this philosophy are to attract, motivate, and retain highly qualified individuals responsible for guiding us and creating value for our investors.

Compensation objectives.  We believe that the compensation program we follow helps us achieve the following objectives:

•	Compensation should be related to performance. We believe that the performance-based portion of an individual’s total compensation should increase as the individual’s business responsibilities increase. Thus, a material portion of executive compensation should be linked to our and the individual’s performance, which also serves to align the named executive officers’ interests with those of our investors.

•	Compensation should be competitive and cost effective. We believe that our compensation programs should foster an innovative, high integrity, and performance-oriented culture that serves to attract, motivate, and retain executives and other key employees with the appropriate skill sets to lead us through expected future growth in a dynamic and competitive environment. Accordingly, we should provide compensation in amounts necessary to achieve these goals and which is of fair value relative to other positions in Grand Canyon University.

Company compensation policies.  A named executive officer’s total in-service compensation consists of base salary, a cash bonus, and limited perquisites. With regard to these components, we have in the past adhered to the following compensation policies:

•	Founders with significant equity stakes require limited incentives. As founders of our company, Brent Richardson and Chris Richardson have significant equity ownership in Grand Canyon University. We believe that the Richardsons’ ownership stake provides a level of motivation that would not be appreciably enhanced through material cash bonus opportunities or the grant of further equity incentives. Accordingly, in 2007, the Richardsons were compensated solely through base salary and limited perquisites.

•	Base salaries should be the largest component of compensation. Our compensation programs should reflect base salaries as being compensation for the named executive officers to perform the essential elements of their respective jobs, and cash bonuses as a reward for superior company and individual performance. In this regard, base salary should be the largest component of cash compensation, with cash bonuses being significantly less than base salaries.

•	Compensation should be paid in cash. As a private company whose equity securities were not publicly traded prior to completion of this offering, we believed that the true compensatory value to be accorded to equity-based incentives would be difficult for both us and a recipient to determine. Accordingly, we have not in the past utilized equity-based incentives and have instead focused entirely on providing the opportunity for our named executive officers to earn total cash compensation at levels that enable us to achieve the motivation and retention goals described above.

We believe our policies have helped us achieve our compensation objectives of motivation and retention, as evidenced by the limited turnover in our executive officer ranks over the past several years.

Compensation Programs Design and Elements of Compensation

We choose to pay each element of compensation to further the objectives of our compensation program, which, as noted, includes the need to attract, retain, and reward key leaders critical to our success by providing competitive total compensation.

Elements of In-Service Compensation.  For our 2007 fiscal year, our executive compensation mix included base salary, discretionary cash bonuses, and other benefits generally available to all employees. Perquisites were not a significant component of executive compensation. We generally determine the nature and amount of each element of compensation as follows:

•	Base salary. We typically agree upon a base salary with a named executive officer at the time of initial employment, which may or may not be reflected in an employment agreement. The amount of base salary agreed upon, which is not at risk, reflects our views as to the individual executive’s past experience, future potential, knowledge, scope of anticipated responsibilities, skills, expertise, and potential to add value through performance, as well as competitive industry salary practices. Although minimum base salaries for Brent Richardson, John Crowley, and Chris Richardson are set by their respective employment agreements, as described below, we review executive salaries annually and may adjust them based on an evaluation of the company’s performance for the year and the performance of the functional area(s) under an executive’s scope of responsibility. For example, base salaries for each of Brent Richardson, John Crowley, and Chris Richardson were increased from $250,000 in fiscal 2006 to $292,019 in fiscal 2007 as a result of the growth in our net revenue and Adjusted EBITDA for 2006, which was driven, in part, by the leadership and execution of our strategy by these named executive officers. We also consider qualitative criteria, such as education and experience requirements, complexity, and scope or impact of the position compared to other executive positions internally.

•	Bonuses. We provide cash bonuses, which are at-risk, to recognize and reward our named executive officers with cash payments above base salary based on our success in a given year. In the past, we have awarded bonuses on a discretionary basis, and we have not implemented or followed a formal bonus plan tied to specific financial and non-financial objectives.

•	Perquisites. We seek to compensate our named executive officers at levels that eliminate the need for perquisites and enable each individual officer to provide for his or her own needs. Accordingly, in 2007, the only perquisite we provided to any of our named executive officers was allowing Brent Richardson to utilize a car leased by Grand Canyon University.

•	Other. We offer other employee benefits to key executives for the purpose of meeting current and future health and security needs for the executives and their families. These benefits, which we generally offer to all eligible employees, include medical, dental, and life insurance benefits; short-term disability pay; long-term disability insurance; flexible spending accounts for medical expense reimbursements; and a 401(k) retirement savings plan. The 401(k) retirement savings plan is a defined contribution plan under Section 401(a) of the Code. Employees may make pre-tax contributions into the plan, expressed as a percentage of compensation, up to prescribed IRS annual limits.

Elements of Post-Termination Compensation and Benefits.  We are a party to written agreements that provide certain of our named executive officers with post-termination salary and benefit continuation while the officer searches for new employment. We believe that the amounts of these payments and benefits and the periods of time during which they would be provided are fair and reasonable, and we have not historically taken into account any amounts that may be received by a named executive officer following termination when establishing current compensation levels. The elements of post-termination compensation that we provide consist of the following:

•	Salary continuation. Each of Brent Richardson, John Crowley, and Chris Richardson has a written employment agreement under which he will receive continuing salary payments for a stated period of time following termination of employment, unless such termination constitutes termination for cause. Under these agreements, Brent Richardson would continue to receive his then-current base salary for a period of 12 months following termination of employment, while John Crowley and Chris Richardson would receive such salary continuation for a period of six months following termination of employment, subject to an option by us to extend the period to 12 months if we seek to extend their post-termination non-compete and related covenants.

•	Benefits continuation. Under their agreements, Brent Richardson, John Crowley, and Chris Richardson would also receive continuation of benefits during the applicable salary continuation period.

Impact of Performance on Compensation

In the past, we have reviewed overall company and individual performance in connection with our review of named executive officer compensation.

Company performance.  In reviewing our performance, we focus principally on the achievement of net revenue and Adjusted EBITDA levels, and on maintaining regulatory compliance. We presently define Adjusted EBITDA as net income (loss) plus interest expense net of interest income, plus income tax expense (benefit), and plus depreciation and amortization (EBITDA), as adjusted for (i) royalty payments incurred pursuant to an agreement with our former owner that has been terminated as of April 15, 2008, as discussed herein and in Note 2 to our financial statements included with this prospectus, and (ii) management fees and expenses that are no longer paid or that will no longer be payable following completion of this offering. We focus on Adjusted EBITDA in connection with our compensation decisions because we believe that it provides useful information regarding our operating performance and executive performance as it does not give effect to items that management does not consider to be reflective of our core operating performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Discussion.” As such, we believe it is fair and reasonable to our executives to assess their individual performance on the same basis as our performance is assessed by our board of directors and investors.

Individual performance.  In reviewing individual performance, we also look at an executive’s achievement of non-financial objectives that, with respect to a given named executive officer, may include achieving objectives related to some or all of the following:

•	enrollment growth;

•	program development and expansion; and

•	regulatory compliance.

Conclusion

We believe that the compensation amounts paid to our named executive officers for their service in 2007 were reasonable and appropriate and in our best interests.

Actions Taken in Current Fiscal Year

Equity Plans.  As discussed above, we have historically relied upon base salaries and cash bonuses to attract, motivate and retain our named executive officers. Effective upon the completion of this offering, we intend to adopt a 2008 Equity Incentive Plan, or our Incentive Plan, and a 2008 Employee Stock Purchase Plan, or our ESPP, to enhance the link between the creation of stockholder value and executive incentive compensation and to give our directors, executive officers, and other employees appropriate motivation and rewards for achieving increases in share value. Although Brent Richardson and Chris Richardson are eligible to participate in the Incentive Plan, as a result of their significant ownership stake in us, we do not believe that their motivation will be appreciably enhanced through participation in the Incentive Plan and, at this time, we do not anticipate granting any material awards under the Incentive Plan to them. These plans, the intended terms of which are described below, will be effective upon the approval of our stockholders, which will occur immediately prior to the closing of the offering.

Incentive Plan.  We will initially authorize and reserve a total of          shares of our common stock for issuance under the Incentive Plan. This reserve will automatically increase on a cumulative basis on January 1, 2009 and each subsequent anniversary through 2017, by an amount equal to the smaller of (a)     % of the number of shares of common stock issued and outstanding on the immediately preceding December 31, or (b) a lesser amount determined by our board of directors. We will make appropriate adjustments in the number of authorized shares and other numerical limits in the Incentive Plan and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to awards that expire or are cancelled or forfeited will again become available for issuance under the Incentive Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy tax withholding obligations. Only the net number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under the Incentive Plan.

We may grant awards under the Incentive Plan to our employees, officers, directors, or consultants, or those of any future parent or subsidiary corporation or other affiliated entity. While we may grant incentive stock options only to employees, we may grant nonstatutory stock options, stock appreciation rights, restricted stock purchase rights or bonuses, restricted stock units, performance shares, performance units, and cash-based awards or other stock-based awards to any eligible participant.

Only members of the board of directors who are not employees at the time of grant will be eligible to participate in the non-employee director awards component of the Incentive Plan. The board of directors or the compensation committee will set the amount and type of non-employee director awards to be awarded on a periodic, non-discriminatory basis. Non-employee director awards may be granted in the form of nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock unit awards.

In the event of a change in control, as described in the Incentive Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under the Incentive Plan or substitute substantially equivalent awards. Any awards that are not assumed or continued in connection with a change in control or are not exercised or settled prior to the change in control will terminate effective as of the time of the change in control. The compensation committee may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines, except that the vesting of all non-employee director awards will automatically be accelerated in full. The Incentive Plan also authorizes the compensation committee, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares upon a change in control in exchange for a payment to the participant with respect to each share subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of common stock in the change in control transaction over the exercise price per share, if any, under the award.

In conjunction with adoption of the Incentive Plan, our board of directors will approve a comprehensive policy relating to the granting of stock options and other equity-based awards. Under this policy:

•	all stock option grants, restricted stock awards, and other equity based awards, which we collectively refer to as stock-based grants, must be approved by the compensation committee;

•	all stock-based grants will be approved at formal meetings (including telephonic) of the compensation committee;

•	the date for determining the strike price and similar measurements will be the date of the meeting (or a date shortly after the meeting) or, in the case of an employee, director, or consultant not yet hired, appointed, or retained, respectively, the subsequent date of hire, appointment, or retention, as the case may be;

•	if our board of directors implements an annual stock-based grant, the grant will be approved at a regularly scheduled meeting of the compensation committee during the first part of the year, but after the annual earnings release, if any. We believe that coordinating any annual award grant after our annual earnings release, if any, will generally result in this grant being made at a time when the public is in possession of all material information about us;

•	the annual grant to executive officers and directors, if any, will occur at the same time as the annual grant to other employees;

•	we will not intentionally grant stock-based awards before the anticipated announcement of materially favorable news or intentionally delay the grant of stock-based awards until after the announcement of materially unfavorable news; and

•	the compensation committee will approve stock-based grants only for persons specifically identified at the meeting by management.

ESPP.  We will initially authorize and reserve a total of          shares of our common stock for sale under the ESPP. In addition, the ESPP will provide for an automatic annual increase in the number of shares available for issuance under the plan on January 1 of each year beginning in 2009 and continuing through and including January 1, 2017 equal to the lesser of (a)     % of our then issued and outstanding shares of common stock on the immediately preceding December 31, (b)     shares, or (c) a number of shares as our board of directors may determine. We will make appropriate adjustments in the number of authorized shares and in outstanding purchase rights to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to purchase rights which expire or are canceled will again become available for issuance under the ESPP.

Our employees, and the employees of any future parent or subsidiary corporation or other affiliated entity, will be eligible to participate in the ESPP if they are customarily employed by us, or such other entity, if applicable, for more than 20 hours per week and more than five months in any calendar year. However, an employee may not be granted a right to purchase stock under the ESPP if: (a) the employee immediately after such grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or (b) the employee’s rights to purchase stock under the ESPP and Incentive Plan would accrue at a rate that exceeds $25,000 in value for each calendar year of participation in such plans.

The ESPP will be implemented through a series of sequential offering periods, generally three months in duration beginning on the first trading days of February, May, August, and November each year. However, the administrator may establish an offering period to commence on the effective date of the ESPP that will end on September 30, 2008. The administrator is authorized to establish additional or alternative sequential or overlapping offering periods and offering periods having a different duration or different starting or ending dates, provided that no offering period may have a duration exceeding 27 months.

Amounts accumulated for each participant, generally through payroll deductions, will be credited toward the purchase of shares of our common stock at the end of each offering period at a price generally equal to 95% of the fair market value of our common stock on the purchase date. Prior to commencement of an offering period, the administrator will be authorized to change the purchase price discount for that offering period, but the purchase price may not be less than 85% of the lower of the fair market value of our common stock at the beginning of the offering period or at the end of the offering period.

The maximum number of shares a participant may purchase in any three-month offering period will be the lesser of (a) that number of shares determined by multiplying (i)           shares by (ii) the number of months (rounded to the nearest whole month) in the offering period and rounding to the nearest whole share, or (b) that number of whole shares determined by dividing (i) the product of $      and the number of months (rounded to the nearest whole month) in the offering period and rounding to the nearest whole dollar by (ii) the fair market value of a share of our common stock at the beginning of the offering period. Prior to the beginning of any offering period, the administrator may alter the maximum number of shares that may be purchased by any participant during the offering period or specify a maximum aggregate number of shares that may be purchased by all participants in the offering period. If insufficient shares remain available under the plan to permit all participants to purchase the number of shares to which they would otherwise be entitled, the administrator will make a pro rata allocation of the available shares. Any amounts withheld from participants’ compensation in excess of the amounts used to purchase shares will be refunded.

In the event of a change in control, an acquiring or successor corporation may assume our rights and obligations under the ESPP. If the acquiring or successor corporation does not assume such rights and obligations, then the purchase date of the offering periods then in progress will be accelerated to a date prior to the change in control, and the number of shares of stock subject to outstanding purchase rights will not be adjusted.

Executive Employment Agreements.  Effective July 1, 2008, we entered into employment agreements with Brian E. Mueller, Daniel E. Bachus, and W. Stan Meyer that govern the terms of their service as our Chief Executive Officer, Chief Financial Officer, and Executive Vice President, respectively. Each agreement has a four-year term and automatically renews for one year periods after the initial four-year term unless either party provides written notice that it does not wish to renew the respective agreement. Except with respect to certain items of compensation, as described below, the terms of each agreement are similar in all material respects.

The agreement with Mr. Mueller provides for a base salary of $500,000 per year and a fixed bonus of $250,000 for 2008. It also entitles Mr. Mueller to earn incentive compensation for future years targeted at 100% of his base salary, subject to the satisfaction of criteria to be established by our compensation committee. Subject to the approval of the compensation committee and immediately prior to the completion of this offering, Mr. Mueller is also entitled to receive (i) a grant of an option to purchase           shares of our common stock, which will vest ratably, on an annual basis, over a five-year period, and (ii) a grant of           shares of our common stock which shares shall be fully vested on the grant date. The shares subject to the foregoing grants will have a grant or exercise price equal to the initial public offering price.

The agreement with Mr. Bachus provides for a base salary of $275,000 per year and a fixed bonus of $68,750 for 2008. It also entitles Mr. Bachus to earn incentive compensation for future years targeted at 50% of his base salary, subject to the satisfaction of criteria to be established by our compensation committee. Subject to the approval of the compensation committee and immediately prior to the completion of this offering, Mr. Bachus is also entitled to receive a grant of an option to purchase           shares of our common stock, which will vest ratably, on an annual basis, over a five-year period and will have an exercise price equal to the initial public offering price.

The agreement with Mr. Meyer provides for a base salary of $300,000 per year and a fixed bonus of $75,000 for 2008. It also entitles Mr. Meyer to earn incentive compensation for future years targeted at 50% of his base salary, subject to the satisfaction of criteria to be established by our compensation committee. Subject to the approval of the compensation committee and immediately prior to the completion of this offering, Mr. Meyer is also entitled to receive a grant of an option to purchase           shares of our common stock, which will vest ratably, on an annual basis, over a five-year period and will have an exercise price equal to the initial public offering price.

Each agreement entitles the executive to receive customary and usual fringe benefits generally available to our senior management, and to be reimbursed for reasonable out-of-pocket business expenses.

The agreements prohibit the executives from engaging in any work that creates an actual conflict of interest with us, and include customary non-competition and non-solicitation covenants that prohibit the executives, during their employment with us and for 12 months thereafter, from (i) owning (except ownership of less than 1% of any class of securities which are listed for trading on any securities exchange or which are traded in the over the counter market), managing, controlling, participating in, consulting with, rendering services for, or in any manner engaging in the operation of a for-profit, postsecondary education institution or any other business that is in the same line of business as us; (ii) soliciting funds on behalf of, or for the benefit of, any for-profit, postsecondary education institution (other than us) or any other entity that competes with us; (iii) soliciting our current or prospective students to be students for any other for-profit, postsecondary education institution; (iv) inducing or attempting to induce any of our employees to leave our employ, or in any way interfering with the relationship between us and any of our employees; or (v) inducing or attempting to induce any of our students, customers, suppliers, licensees, or other business partners to cease doing business with, or modify its business relationship with, us, or in any way interfere with or hinder the relationship between any such student, customer, supplier, licensee, or business partner and us. Each of the executives has separately entered into a confidentiality agreement with us.

The agreements also entitle the executives to certain benefits upon their respective separations from us. If the executives are terminated for cause (as defined in the agreement) or resign without good reason (as defined in the agreement), the executives are entitled only to their respective base salary, pro rated to the date of separation. If the executives are terminated without cause or resign for good reason, subject to their respective compliance with the covenants described above and execution of a full release of all claims against us, the executives will be entitled to receive 12 months of base salary, as in effect at the time of separation, payable in accordance with our payroll cycle and in compliance with Section 409A of the Code, 12 months of COBRA premiums, and partial acceleration of the vesting of their stock options to the next vesting date. If, within the 12 months after a change in control (as defined in the agreement), the executives are terminated other than for cause or they resign for good reason, they shall be entitled to the same severance package as described above for similar separation reasons, plus the full vesting of all stock options held by the executives.

Named Executive Officer Salary Adjustments.  Effective January 1, 2008, the base salary of each of Brent Richardson, John Crowley, and Chris Richardson was increased by $5,000 per year to $297,500.

Other than as described above, there have been no other material changes to items of compensation applicable to our named executive officers or directors for fiscal 2008.

Compensation of Named Executive Officers

The following table sets forth the total compensation earned for services rendered during fiscal year 2007 by our named executive officers.

2007 SUMMARY COMPENSATION TABLE

				All Other
Name and Position	Year	Salary(1)	Bonus(2)	Compensation		Total

Brent D. Richardson	2007	$292,019	$—	$15,312	(3)	$307,331
Chief Executive Officer
John E. Crowley	2007	292,019	14,000	—		306,019
Chief Operating Officer
Christopher C. Richardson	2007	292,019	—	—		292,019
General Counsel
Timothy R. Fischer(4)	2007	194,500	25,000	—		219,500
Chief Administrative Officer
Michael S. Lacrosse	2007	160,385	25,000	—		185,385
Chief Information Officer

(1)	For Brent Richardson, John Crowley, and Chris Richardson, represents the minimum base salary payable under their respective employment agreements of $250,000, as adjusted for fiscal year 2007 by the board of directors.

(2)	Represents cash bonuses awarded to the recipients by the board of directors on a discretionary basis.

(3)	Represents the value of lease payments made by Grand Canyon University on a vehicle utilized by Mr. Richardson.

(4)	Mr. Fischer was appointed our Chief Administrative Officer effective July 1, 2008. During 2007, he served as our Chief Financial Officer.

Employment Agreements

We have entered into an employment agreement with each of Brent D. Richardson, John E. Crowley, and Christopher C. Richardson relating to 2007 compensation. In 2008, we entered into an employment agreement with each of Brian E. Mueller, Daniel E. Bachus, and W. Stan Meyer. Our board of directors approved the terms of each agreement. The material terms of the agreements with Messrs. Richardson, Crowley, and Richardson, which governed their 2007 compensation, are summarized below. See “Actions Taken in Current Fiscal Year — Executive Employment Agreements” for a summary of the terms of the agreements with Messrs. Mueller, Bachus, and Meyer.

Agreement with Brent D. Richardson.  Effective August 24, 2005, we and Brent Richardson entered into an employment agreement. The agreement remains in effect until Mr. Richardson’s death, disability, separation from Grand Canyon as a result of a determination of the board of directors that separation is in our best interests, or a voluntary resignation by Mr. Richardson. The agreement provides for a minimum base salary of $250,000 per year, which may be increased in the discretion of the board of directors. Mr. Richardson may also receive a discretionary performance bonus, which may be awarded by the board of directors based upon the achievement of performance, budgetary, or other objectives that may, from time to time, be set by the board of directors. Mr. Richardson is also entitled to insurance, vacation, holidays, and other benefits that are consistent with those that we provide to our practices for our employees generally.

The agreement provides for certain benefits upon separation, as further described in the “Severance and Change of Control Payments” section below. The agreement also contains customary covenants requiring Mr. Richardson to maintain the confidentiality of information obtained in his capacity as an owner and member of our senior management team and prohibiting Mr. Richardson from, for a period of 24 months following any separation event, (i) competing with us, (ii) soliciting funds on behalf of or for the benefit of another regionally accredited higher education institution, (iii) soliciting current or prospective students, (iv) inducing or attempting to induce our employees to leave employment with us, and (v) interfering with our business relationships generally. Mr. Richardson is also prohibited from making any disparaging remarks about us.

Agreement with John E. Crowley.  Effective August 24, 2005, we and John Crowley entered into an employment agreement. The agreement remains in effect until Mr. Crowley’s death, disability, separation from us as a result of a determination of the board of directors that separation is in our best interests, or a voluntary resignation by Mr. Crowley. The agreement provides for a minimum base salary of $250,000 per year, which may be increased in the discretion of the board of directors. Mr. Crowley may also receive a discretionary performance bonus, which may be awarded by the board of directors based upon the achievement of performance, budgetary, or other objectives that may, from time to time, be set by the board of directors. Mr. Crowley is also entitled to insurance, vacation, holidays, and other benefits that are consistent with those that we provide to our practices for our employees generally. The agreement provides for certain benefits upon separation, as further described in the “Severance and Change of Control Payments” section below. The agreement also contains substantially similar covenants as those in the agreements with Brent Richardson, as described above.

Agreement with Christopher C. Richardson.  Effective August 24, 2005, we and Chris Richardson entered into an employment agreement. The agreement with Chris Richardson contains substantially the same terms as the agreement with John Crowley. The agreement also provides for certain benefits upon separation as further described in the “Severance and Change of Control Payments” section below.

Severance and Change of Control Payments.  The employment agreements with Brent Richardson, John Crowley, and Chris Richardson entitle them to certain severance payments and other benefits in the event of certain types of terminations, which are summarized below. The table below reflects the amount of compensation to be paid to each of them in the event of termination of such executive’s employment. The amounts shown assume that such termination was effective as of December 31, 2007, and thus includes amounts earned through such time and are estimates of the amounts that would be paid out to the executives upon their termination. All payments will comply with Section 409A of the Code, to the extent Section 409A applies. The actual amounts to be paid out can only be determined at the time of such executive’s separation from the company.

Named Executive
Officer	Triggering Event(1)(2)	Payment/Benefit	Material Conditions	Potential Value(3)

Brent Richardson	Separation by Mr. Richardson for “Good Reason” or termination by us without “Cause”	Continued payment of base salary and provision of benefits for 12 months following separation	Mr. Richardson must abide by the confidentiality, non-competition, non-solicitation and non-disparagement covenants discussed above for 24 months	$300,373

	Termination by us for “Cause,” death or disability of Mr. Richardson, separation by Mr. Richardson without “Good Reason,” or sale of Grand Canyon University	No severance payments, but Mr. Richardson will receive benefits as determined in accordance with the plans or programs providing for such benefits	See above	8,354

John Crowley	Separation by Mr. Crowley for “Good Reason” or termination by us without “Cause”	Continued payment of base salary and provision of benefits for six months following separation, with the option by us to extend such payments (and related benefits) for up to 12 months following separation	Mr. Crowley must abide by the confidentiality, non-competition, non-solicitation and non-disparagement covenants discussed above for 12 months (subject to extension to 24 months)	295,004

	Termination by us for “Cause,” death or disability of Mr. Crowley, separation by Mr. Crowley without “Good Reason,” or sale of Grand Canyon University	No severance payments, but Mr. Crowley will receive benefits as determined in accordance with the plans or programs providing for such benefits	See above	2,985

Chris Richardson	Separation by Mr. Richardson for “Good Reason” or termination by us without “Cause”	Continued payment of base salary and provision of benefits for six months following separation, with the option by us to extend such payments (and related benefits) for up to 12 months following separation	Mr. Richardson must abide by the confidentiality, non-competition, non-solicitation and non-disparagement covenants discussed above for 12 months (subject to extension to 24 months)	300,373

	Termination by us for “Cause,” death or disability of Mr. Richardson, separation by Mr. Richardson without “Good Reason,” or sale of Grand Canyon University	No severance payments, but Mr. Richardson will receive benefits as determined in accordance with the plans or programs providing for such benefits	See above	8,354

(1)	“Good Reason” is generally defined in the employment agreements to include a resignation within 30 days after the occurrence of any one of the following: (a) the failure by us to pay amounts owed to the executive following 15 days prior written notice of such failure; (b) the assignment to the executive of duties materially inconsistent with the executive’s title or the failure to elect or reelect the executive to his position; or (c) a requirement by us that the executive perform services at a location that is more than 50 miles from our main campus.

(2)	“Cause” is generally defined in the employment agreements to include: (a) the executive’s commission of a felony or crime involving moral turpitude, any other willful act or omission involving dishonesty or fraud with respect to us or our customers or suppliers, misappropriation of our funds or assets for personal use or engaging in conduct bringing substantial public disgrace or disrepute to us; (b) the executive’s neglect of duties following notice, gross misconduct in performance of duties or material and repeated failure to perform duties; (c) the executive’s engaging in conduct that constitutes cause for separation under applicable law, and (d) the executive’s breaching the confidentiality, non-competition, non-solicitation, and non-disparagement covenants applicable to him.

(3)	Assumes that, in the case of Chris Richardson and John Crowley, we exercise our option to extend severance payments beyond the required six month period, as described in the table above. Also assumes health insurance premiums of $696.20 per month, $248.74 per month, and $696.20 per month for Brent Richardson, John Crowley, and Chris Richardson, respectively, over the periods indicated.

Compensation of Directors

To date, we have not paid our directors any compensation for their services in that capacity. We do reimburse our non-employee directors for all reasonable expenses incurred by them to attend board and committee meetings.

Beginning upon the completion of this offering, we intend to pay our non-employee directors an annual cash retainer of $30,000 for their board service and a per meeting fee of $2,000 for each meeting of the board attended. We also intend to pay the members of our audit, compensation, and nominating and corporate governance committees an additional annual cash retainer of $5,000, with the chair of the audit committee receiving an additional annual cash retainer of $5,000, and the chairs of the other committees each receiving an additional annual cash retainer of $2,500. In addition, non-employee directors will be eligible to receive awards under our Incentive Plan valued at $35,000 per year. We will reimburse all directors for reasonable expenses incurred to attend our board and board committee meetings.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures for Related Person Transactions

In connection with this offering, we intend to adopt a written code of business conduct and ethics, or code of conduct, effective as of the date of and applicable to transactions on or after the offering, pursuant to which our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, will not be permitted to enter into a related person transaction with us without the prior consent of our audit committee, or other independent committee of our board of directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000, will first be presented to our audit committee for review, consideration, and approval. All of our directors, executive officers, and employees will be required to report to our audit committee any such related person transaction. In approving or rejecting the proposed agreement, our audit committee shall consider the facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our audit committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. Under the policy, if we should discover related person transactions that have not been approved, the audit committee will be notified and will determine the appropriate action, including ratification, rescission, or amendment of the transaction. This policy has not been and will not be applied to the transactions described below.

Stockholders Agreement

In connection with our conversion from a limited liability company to a corporation and the related investment in us by the Endeavour Entities, 220 GCU, L.P. and certain of its affiliates, and certain other investors on August 24, 2005, we entered into a stockholders agreement with the Endeavour Entities and certain other parties. The stockholders agreement, as amended, contains agreements among the parties with respect to the election of our directors and restrictions on the issuance or transfer of shares, including special corporate governance provisions. Each of our current directors was appointed pursuant to the terms of the stockholders agreement. Upon the completion of this offering, the stockholders agreement will terminate in accordance with its terms.

Investor Rights Agreement

In connection with the August 24, 2005 transaction referred to above, we also entered into an investor rights agreement with the Endeavour Entities, 220 GCU, L.P. and certain of its affiliates, and certain other named parties. The investor rights agreement, as amended, contains agreements among the parties with respect to registration rights, information rights and certain operating covenants that we must comply with during the term of the agreement. Upon the completion of this offering, the investor rights agreement will terminate with respect to the information rights and other covenants, but will remain in effect with respect to the registration rights provisions. See “Description of Capital Stock — Registration Rights” for a description of the registration rights that will remain in effect following the closing of this offering.

Voting Agreement

As discussed in “Regulation — Regulatory Standards that May Restrict Institutional Expansion or Other Changes — Change in Ownership Resulting in a Change in Control,” the Department of Education and many states and accrediting commissions require institutions of higher education to report or obtain approval of certain changes in control and changes in other aspects of institutional organization or control. In connection with this offering, certain of our stockholders have entered into a proxy and voting agreement, which will become effective upon the closing of the offering, pursuant to which such persons will grant to Brent D. Richardson, our Executive Chairman, and Christopher C. Richardson, our General Counsel and director, a five-year irrevocable proxy to exercise voting authority with respect to all shares of our common stock on an as-converted basis held by such persons, excluding shares of common stock issued upon conversion of the Series A convertible preferred shares held by 220 GCU, L.P., with the result that, upon the closing of this offering, the Richardsons will have voting authority with respect to approximately     % of our outstanding shares of capital stock. See “Beneficial Ownership of Common Stock.”

Endeavour Professional Services Agreement

In connection with the August 24, 2005 transaction referred to above, we entered into a professional services agreement with Endeavour Capital IV, LLC. Under the agreement, we engaged Endeavour Capital IV, LLC as a consultant to our board of directors on business and financial matters, including, without limitation, corporate strategy, budgeting, acquisition and divestiture strategies, and debt and equity financings. Under the agreement, we paid Endeavour Capital IV, LLC a one time fee of $340,667 upon execution of the agreement and agreed to pay Endeavour Capital IV, LLC a consulting fee of $250,000 per year thereafter, subject to annual increases as determined by the board of directors (not including those directors appointed by Endeavour) based on performance. In addition, we agreed to reimburse Endeavour Capital IV, LLC for reasonable legal, due diligence, travel and other out-of-pocket expenses, and to indemnify Endeavour Capital IV, LLC and its affiliates for any action or inaction related to the agreement, except as a result of their gross negligence or intentional misconduct. The fees paid by us to Endeavour Capital IV, LLC in 2005, 2006, and 2007 constituted less than 5% of Endeavour Capital IV, LLC’s consolidated gross revenues for each such year. The professional services agreement will terminate by its terms upon the closing of this offering.

Financing Transactions

The following summarizes sales by us of our capital stock to certain of our directors, executive officers, holders of more than 5% of our voting securities, and their affiliates and immediate family members in private placement financing transactions since 2005.

Series A Convertible Preferred Stock Issuance.  On March 31, 2005, we sold $14.0 million aggregate principal amount of notes to the Endeavour Entities. On August 24, 2005, we sold 5,953 shares of our newly designated Series A convertible preferred stock at a purchase price of $3,233.67 per share, or $19.3 million in total gross proceeds, of which 4,948 shares were sold to the Endeavour Entities and 1,005 shares were sold to 220 GCU, L.P. A substantial portion of the purchase price paid by the Endeavour Entities was paid through the contributions to us of the notes that were previously issued to the Endeavour Entities. The general partner of the Endeavour Entities is Endeavour Capital IV, LLC, of which Mr. D. Mark Dorman and Mr. Chad N. Heath, two of our directors, are managing directors. Mr. Charles M. Preston III, one of our former directors, is an affiliate of 220 Management, LLC, which is the general partner of 220 GCU GP, L.P., the general partner of 220 GCU, L.P.

Series B Convertible Preferred Stock Issuance.  On December 31, 2005, we issued 2,163 shares of our newly designated Series B preferred stock and received gross proceeds of approximately $7.0 million, or $3,236.25 per share, in the form of a stock subscription receivable. The receivable was subsequently paid in April 2006. Of these shares, 1,298 were sold to the Endeavour Entities and 865 were sold to Rich Crow Enterprises, LLC. Rich Crow Enterprises, LLC is a limited liability company whose members include Brent Richardson, our Executive Chairman, John Crowley, our Chief Operating Officer, and Chris Richardson, our General Counsel and a director. Later in 2006, the shares of Series B preferred stock sold to the Endeavour Entities were redeemed for cash at their stated repurchase price.

Series C Preferred Stock Issuance.  On December 18, 2007 and January 11, 2008, we sold an aggregate of 3,829 shares of our newly designated Series C preferred stock at a purchase price of $3,500.00 per share, or approximately $13.4 million in total gross proceeds, of which 1,675 shares were sold to the Endeavour Entities, 834 shares were sold to Rich Crow Enterprises, LLC, and 935 shares were sold to the 220 Entities. The purchase price payable by Rich Crow Enterprises for its shares of Series C preferred stock was paid in part by the exchange of the 865 outstanding shares of Series B preferred stock it purchased in 2006.

Special Distribution

We intend to declare a special distribution equal to     % of the gross proceeds of this offering, including any proceeds we receive from the underwriters’ exercise of their over-allotment option, that will be paid promptly upon the completion of this offering (and following the exercise of the over-allotment option, if applicable) to our stockholders of record as of          , 2008. The payment of the special distribution with the gross proceeds of this offering permits a return of capital to all of our stockholders of record as of the record date, and does so without significantly decreasing our capital resources or requiring these stockholders to sell their shares. Assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we estimate that the amount of the special distribution will be $      million, or $      per common share on an as-if converted basis (exclusive of any amounts that may be received from the underwriters’ exercise of the over-allotment option).

Each $1.00 increase or decrease in the assumed public offering price of $      per share would increase or decrease, as applicable, the aggregate amount of the special distribution by $      million and the per share amount of the special distribution by $     , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, any increase or decrease in the number of shares that we sell in the offering will increase or decrease the special distribution and our net proceeds in proportion to such increase or decrease, as applicable, multiplied by the offering price per share, with respect to our net proceeds, less underwriting discounts and commissions and offering expenses.

Of the estimated aggregate amount of the special distribution, $      million will be paid in respect of shares of our capital stock over which our directors and executive officers are deemed to exercise sole or shared voting or investment power. These proceeds will be allocated among our directors and executive officers as set forth in the following table.

	Date of Acquisition	Original Acquisition
	of Shares to Which	Cost of Shares to Which	Amount of
	Special Distribution	Special Distribution	Special
Name of Beneficial Owner	Relates	Relates(1)	Distribution(2)
		(In thousands)

5% Stockholders
Endeavour Capital Fund IV, L.P. and affiliates(3)
Series A convertible preferred stock	August 24, 2005	$16,000	$
Series C preferred stock	December 18, 2007	5,863

Total		21,863
220 GCU, L.P. and affiliates(4)
Common stock	February 2, 2004	3,042
Series A convertible preferred stock	August 24, 2005	3,250
Series C preferred stock	December 18, 2007	3,271

Total		9,563
Staci L. Buse(5)
Common stock	February 2, 2004	3,038
Series C preferred stock	December 18, 2007	934

Total		3,972
Significant Ventures, LLC
Common stock	February 2, 2004	276
Series C preferred stock	December 18, 2007	1,223

Total		1,499
Directors
Chad N. Heath(3)
Series A convertible preferred stock	August 24, 2005	16,000
Series C preferred stock	December 18, 2007	5,863

Total		21,863

	Date of Acquisition	Original Acquisition
	of Shares to Which	Cost of Shares to Which	Amount of
	Special Distribution	Special Distribution	Special
Name of Beneficial Owner	Relates	Relates(1)	Distribution(2)
		(In thousands)

D. Mark Dorman(3)
Series A convertible preferred stock	August 24, 2005	16,000
Series C preferred stock	December 18, 2007	5,863

Total		21,863
Executive Officers
Brent D. Richardson(5)
Common stock	February 2, 2004	3,038
Series C preferred stock	December 18, 2007	934

Total		3,972
John E. Crowley(6)
Common stock	February 2, 2004	164
Series C preferred stock	December 18, 2007	117

Total		281
Christopher C. Richardson(5)
Common stock	February 2, 2004	3,043
Series C preferred stock	December 18, 2007	934

Total		3,977
All directors and executive officers as a group		$30,093

(1)	On August 24, 2005, we converted from a limited liability company to a taxable corporation. The reported acquisition cost of shares of common stock represents the value of the capital contributions originally made to acquire the limited liability company interests that were converted into common stock upon such conversion plus capital contributions for which no additional interests were issued, less capital distributions.

(2)	The special distribution is being paid in respect of our common stock, Series A convertible preferred stock, and Series C preferred stock, in each case on an as-converted basis. Upon the closing of this offering, shares of the Series A convertible preferred stock will convert into shares of common stock on a one-for-one basis and shares of the Series C preferred stock will convert into shares of common stock at a rate equal to their liquidation preference per share divided by the initial public offering price per share, which is estimated to be $ per share, which is the midpoint of the range set forth on the cover page of this prospectus.

(3)	Represents shares held of record by the Endeavour Entities. Messrs. Chad N. Heath and D. Mark Dorman, each of whom is a managing director of Endeavor Capital IV, LLC., the general partner of each of the Endeavour Entities, are members of our board of directors.

(4)	Represents shares held of record by 220 GCU, L.P., 220 Education, L.P., 220-SigEd, L.P., and SV One, L.P.

(5)	Represents shares held of record by Rich Crow Enterprises, LLC and Masters Online, LLC, of which Brent Richardson, Chris Richardson, and Staci Buse are members and, in each case, which are attributable to, and beneficially owned by, Brent Richardson, Chris Richardson, or Staci Buse, as applicable.

(6)	Represents shares held of record by Rich Crow Enterprises, LLC, of which John Crowley is a member, which are attributable to, and beneficially owned by, John Crowley.

For additional information regarding share ownership, see “Beneficial Ownership of Common Stock.”

Arrangement with Mind Streams

We are a party to an agreement with Mind Streams, LLC, which is owned and operated, in part, by Gail Richardson, father to Brent Richardson, our Executive Chairman, and Chris Richardson, our General Counsel and a director. Pursuant to this agreement, Mind Streams identifies qualified applicants for admission to Grand Canyon University in return for which it is a paid a stated percentage of the net revenue (calculated as tuition actually received, less scholarships, refunds, and allowances) derived by us from those identified applicants that matriculate at Grand Canyon University. The term of the agreement runs through December 31, 2010, and can be terminated by either party upon 45 days’ prior written notice. We previously were a party to an agreement with 21st Century Learning, which was owned by Gail Richardson, Brent Richardson, and Chris Richardson, providing for a similar revenue sharing arrangement. This agreement was terminated in 2005 when we entered into the agreement with Mind Streams. For the years ended December 31, 2005, 2006 and 2007, and for the six months ended June 30, 2008, we expensed $2.8 million, $3.7 million, $4.3 million, and $2.9 million, respectively, to these parties pursuant to this arrangement for students enrolled and expenses reimbursed.

Arrowhead Management

We previously had a non-cancelable operating lease agreement for administrative facilities with Arrowhead Holdings Management Co., LLC, which is owned by, among others, irrevocable trusts for the benefit of Brent Richardson and Chris Richardson. We paid approximately $0.2 million to Arrowhead for services and reimbursements during the year ended December 31, 2005. This agreement was terminated at the end of 2005.

Center for Educational Excellence

The Center for Educational Excellence, LLC was created to explore opportunities to promote and enhance the academic experience we offer. John Crowley, our Chief Operating Officer, is a member of The Center for Educational Excellence, LLC. For the year ended December 31, 2007 and the six months ended June 30, 2008, we paid approximately $0.6 million and $0.2 million, respectively, of expenses incurred by The Center for Educational Excellence, LLC, of which $0.3 million and $0, respectively, were reimbursed to us.

Arrangement with Vergo Marketing

From time to time we obtain marketing services from Vergo Marketing, Inc., of which the sister-in-law of Brent Richardson, our Executive Chairman, is a significant stockholder and chief executive officer. For the year ended December 31, 2007, we paid Vergo Marketing, Inc. $0.5 million for such services.

Youth in Motion Consulting Arrangement

Youth in Motion, Inc. is owned by John Crowley, our Chief Operating Officer. For the years ended December 31, 2005, 2006, and 2007 and the six months ended June 30, 2008, we paid to Youth in Motion, Inc. $0.2 million, $0.1 million, $0, and $0, respectively, for consulting services rendered.

Significant Ventures Consulting Agreement

Significant Ventures, LLC held approximately 9.3% of our common stock immediately prior to this offering. On January 8, 2004, we entered into a consulting agreement with Significant Ventures, Inc., predecessor to Significant Ventures, LLC. This consulting agreement terminated by its terms on December 31, 2006. For the years ended December 31, 2005, 2006, and 2007 and the six months ended June 30, 2008, we paid $0.1 million, $0.4 million, $0, and $0, respectively, to Significant Ventures for services rendered and expenses reimbursed pursuant to this arrangement.

220 Consulting Agreement

On January 8, 2004, we entered into a consulting agreement with 220 Partners, LLC, which is affiliated with Charles M. Preston III, one of our former directors who is an affiliate of certain of our significant stockholders. This consulting agreement terminated by its terms on December 31, 2006. For the years ended December 31, 2005, 2006, and 2007 and the six months ended June 30, 2008, we paid $0.3 million, $0.3 million, $0, and $0, respectively, to 220 Partners, LLC for services rendered and expenses reimbursed pursuant to this arrangement.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information regarding the beneficial ownership of our common stock as of June 30, 2008, and as adjusted to reflect the sale of common stock being offered in this offering, for:

•	each person, or group of affiliated persons, known to us to own beneficially 5% or more of our outstanding common stock;

•	each of our directors and director-nominees;

•	each of our executive officers; and

•	all of our directors and executive officers as a group.

The information in the following table has been presented in accordance with the rules of the SEC. Under SEC rules, beneficial ownership of a class of capital stock includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option, warrant or other right. If two or more persons share voting power or investment power with respect to specific securities, each such person is deemed to be the beneficial owner of such securities. Except as we otherwise indicate below and under applicable community property laws, we believe that the beneficial owners of the common stock listed below, based on information they have furnished to us, have sole voting and investment power with respect to the shares shown. Unless otherwise noted below, the address for each holder listed below is 3300 W. Camelback Road, Phoenix, Arizona 85017.

For purposes of calculating beneficial ownership, we have assumed that, as of June 30, 2008:

•	The outstanding shares of our Series A convertible preferred stock are converted into an equal number of shares of common stock;

•	The outstanding shares of our Series C preferred stock, which will convert into common stock upon the closing of the offering based on a conversion price equal to the initial public offering price per share, are converted into an equal number of shares of common stock; and

•	We will issue shares of common stock in the offering.

	Beneficially		Beneficially			Beneficially
	Owned Prior to the		Owned After			Owned After
	Offering(1)		Offering			Over-Allotment(2)
	Shares	Percent	Shares	Percent		Shares	Percent

Principal Stockholders:
Endeavour Capital Fund IV, L.P. and affiliates(3)	6,623	32.6%	6,623		%	6,623		%
220 GCU, L.P. and affiliates(4)	4,544	23.4%	4,544		%	4,544		%
Staci L. Buse(5)	2,100	10.3%	2,100		%	2,100		%
Significant Ventures, LLC(6)	1,865	9.2%	1,865		%	1,865		%
Directors and Executive Officers:
Brent D. Richardson(7)(10)	2,100	10.3%	12,154		%	12,154		%
Brian E. Mueller	—	—	—	—		—	—
John E. Crowley(8)	243	1.2%	243		%	243		%
Christopher C. Richardson(9)(10)	2,101	10.4%	12,154		%	12,154		%
Daniel E. Bachus	—	—	—	—		—	—
W. Stan Meyer	—	—	—	—		—	—
Timothy N. Fischer	—	—	—	—		—	—
Michael S. Lacrosse	—	—	—	—		—	—
Chad N. Heath(11)	6,623	32.6%	6,623		%	6,623		%
D. Mark Dorman(11)	6,623	32.6%	6,623		%	6,623		%
David J. Johnson	—	—	—	—		—	—
Jack A. Henry	—	—	—	—		—	—
All directors, director-nominees, and executive officers as a group (12 persons)	10,824	53.3%	18,777		%	18,777		%

*	Represents beneficial ownership of less than 1%

(1)	The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days after such date, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days after such date. Consequently, the denominator for calculating beneficial ownership percentages may be different for each beneficial owner.

(2)	Amounts presented assume that the over-allotment option is exercised in full.

(3)	Consists of:

•	4,213 shares of common stock issuable upon the conversion of shares of Series A convertible preferred stock and approximately 1,426 shares of common stock issuable upon the conversion of shares of Series C preferred stock, in each case held of record by Endeavour Capital Fund IV, L.P.;

•	258 shares of common stock issuable upon the conversion of shares of Series A convertible preferred stock and approximately 87 shares of common stock issuable upon the conversion of shares of Series C preferred stock, in each case held of record by Endeavour Associates Fund IV, L.P.; and

•	477 shares of common stock issuable upon the conversion of shares of Series A convertible preferred stock and approximately 161 shares of common stock issuable upon the conversion of shares of Series C preferred stock, in each case held of record by Endeavour Capital Parallel Fund IV, L.P.

Endeavour Capital IV, LLC is the general partner of the Endeavour Entities, and has voting and dispositive power with respect to the shares held by the Endeavour Entities. Messrs. Chad N. Heath and D. Mark Dorman, each of whom is a managing director of Endeavour Capital IV, LLC and serves on our board of directors, disclaim beneficial ownership of these shares except to the extent of his respective pecuniary interest. The address for these entities is 920 SW Sixth Avenue, Suite 1400, Portland, Oregon 97204.

(4)	Consists of

•	1,005 shares of common stock issuable upon the conversion of shares of Series A convertible preferred stock and approximately 340 shares of common stock issuable upon the conversion of shares of Series C preferred stock, in each case held of record by 220 GCU, L.P.;

•	710 shares of common stock and approximately 162 shares of common stock issuable upon the conversion of shares of Series C preferred stock, in each case held of record by 220 Education, L.P.;

•	568 shares of common stock and approximately 130 shares of common stock issuable upon the conversion of shares of Series C preferred stock, in each case held of record by 220-SigEd, L.P.; and

•	1,326 shares of common stock and approximately 303 shares of common stock issuable upon the conversion of shares of Series C preferred stock, in each case held of record by SV One, L.P.

220 Management, LLC is the general partner of 220 GCU GP, L.P. and SV One GP, L.P., which are the general partners of 220 GCU, L.P. and SV One L.P., respectively. 220 Management, LLC is also the general partner of 220 Education, L.P., which is the general partner of 220 SigEd, L.P. 220 Management, LLC has dispositive power with respect to the shares held by 220 GCU, L.P., 220 Education, L.P., 220 SigEd, L.P., and SV One, L.P., which we collectively refer to as the 220 Entities, and is affiliated with Charles M. Preston III, one of our former directors who directly or indirectly controls 220 Education, L.P. The address for these entities is c/o 220 Partners, LLC, One American Center, 600 Congress Avenue, Suite 200, Austin, Texas 78701. Pursuant to a proxy and voting agreement to be effective upon the closing of this offering, Messrs. Brent Richardson and Chris Richardson have voting power over the shares beneficially owned by the 220 Entities other than the shares of common stock issuable upon conversion of the Series A convertible preferred stock. Each of Messrs. Brent Richardson and Chris Richardson disclaim beneficial ownership of such shares, except to the extent of such voting interest.

(5)	Consists of 1,833 shares of common stock held of record by Rich Crow Enterprises, LLC and Masters Online, LLC and 267 shares of common stock issuable upon the conversion of Series C preferred stock held of record by Rich Crow Enterprises, LLC, in each case which are attributable to, and beneficially owned by, Ms. Staci L. Buse, who is the sister of Brent Richardson and Chris Richarson. Pursuant to a proxy and voting agreement to be effective upon the closing of this offering, Messrs. Brent Richardson and Chris Richardson have voting power over the shares beneficially owned by Ms. Buse. Each of Messrs. Brent Richardson and Chris Richardson disclaims beneficial ownership of such shares, except to the extent of such voting interest.

(6)	Consists of 1,516 shares of common stock and approximately 349 shares of common stock issuable upon the conversion of shares of Series C preferred stock. Michael Clifford is the managing director of and has dispositive power with respect to the shares held by Significant Ventures, LLC. The address for Significant Ventures, LLC is 243 North Highway 101, Suite 11, Solana Beach, California 92075. Pursuant to a proxy and voting agreement to be effective upon the closing of this offering, Messrs. Brent Richardson and Chris Richardson have voting power over the shares beneficially owned by Significant Ventures, LLC. Each of Messrs. Brent Richardson and Chris Richardson disclaim beneficial ownership of such shares, except to the extent of such voting interest.

(7)	Prior to this offering, the total for Brent D. Richardson consists of 1,833 shares of common stock held of record by Rich Crow Enterprises, LLC and Masters Online, LLC and 267 shares of common stock issuable upon the conversion of Series C preferred stock held of record by Rich Crow Enterprises, LLC, in each case which are attributable to, and beneficially owned by, Mr. Richardson.

(8)	Consists of 209 shares of common stock and approximately 33 shares of common stock issuable upon the conversion of Series C preferred stock, in each case held of record by Rich Crow Enterprises, LLC, in each case which are attributable to, and beneficially owned by, Mr. John Crowley. Pursuant to a proxy and voting agreement to be effective upon the closing of this offering, Messrs. Brent Richardson and Chris Richardson have voting power over the shares beneficially owned by Mr. Crowley. Each of Messrs. Brent Richardson and Chris Richardson disclaim beneficial ownership of such shares, except to the extent of such voting interest.

(9)	Prior to this offering, the total for Christopher C. Richardson consists of 1,834 shares of common stock held of record by Rich Crow Enterprises, LLC and Masters Online, LLC and 267 shares of common stock issuable upon conversion of Series C preferred stock held of record by Rich Crow Enterprises, LLC, in each case which are attributable to, and beneficially owned by, Mr. Richardson.

(10)	Following this offering, the total for Brent D. Richardson and Christopher C. Richardson consists of:

•	1,833 shares of common stock held of record by Rich Crow Enterprises, LLC and Masters Online, LLC and 267 shares of common stock issuable upon the conversion of Series C preferred stock held of record by Rich Crow Enterprises, LLC, in each case which are attributable to, and beneficially owned by, Mr. Brent D. Richardson.

•	1,834 shares of common stock held of record by Rich Crow Enterprises, LLC and Masters Online, LLC and 267 shares of common stock issuable upon conversion of Series C preferred stock held of record by Rich Crow Enterprises, LLC, in each case which are attributable to, and beneficially owned by, Mr. Christopher C. Richardson.

•	1,833 shares of common stock held of record by Rich Crow Enterprises, LLC and Masters Online, LLC and 267 shares of common stock issuable upon the conversion of Series C preferred stock held of record by Rich Crow Enterprises, LLC, in each case which are attributable to, and beneficially owned by, the sister of Messrs. Brent Richardson and Chris Richardson.

•	209 shares of common stock held of record by Rich Crow Enterprises, LLC and approximately 33 shares of common stock issuable upon the conversion of Series C preferred stock held of record by Rich Crow Enterprises, LLC, in each case which are attributable to, and beneficially owned by, Mr. John Crowley.

•	The shares held by the 220 Entities and the shares held by Significant Ventures, as described in Notes (4) and (5) above.

•	170 shares of common stock and 35 shares of common stock issuable upon the conversion of Series C preferred stock held of record by other stockholders.

Pursuant to a proxy and voting agreement to be effective upon the closing of this offering, Messrs. Brent Richardson and Chris Richardson have voting power over the shares beneficially owned by their sister and by Mr. Crowley, as well as those covered by the 220 Entities (except as noted in note (4) above), Significant Ventures, and the other stockholders. Each of Messrs. Brent Richardson and Chris Richardson disclaims beneficial ownership of such shares, except to the extent of such voting interest.

(11)	Consists of 4,948 shares of common stock issuable upon conversion of Series A convertible preferred stock and 1,675 shares of common stock issuable upon the conversion of Series C preferred stock, in each case held of record by the Endeavour Entities (see note (3) above). Messrs. Chad N. Heath and D. Mark Dorman, each of whom is a managing member of Endeavour Capital IV, LLC, the general partner of the Endeavour Entities, and serves on our board of directors, disclaim beneficial ownership of these shares except to the extent of his respective pecuniary interest.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock summarizes provisions of our certificate of incorporation and bylaws as they will be in effect upon completion of the offering. As of the date of this prospectus, our authorized capital stock consists of           shares of common stock, $0.01 par value per share, and           shares of preferred stock, $0.01 par value per share, of which           are designated as Series A convertible preferred stock and           are designated as Series C preferred stock. Immediately after completion of this offering, after giving effect to the conversion of our outstanding Series A convertible preferred stock and Series C preferred stock into common stock and the effectiveness of our amended and restated certificate of incorporation, our authorized capital stock will consist of           shares of common stock, $0.01 par value per share, and           shares of undesignated preferred stock, $0.01 par value per share.

The following description of the material provisions of our capital stock and our charter and bylaws is only a summary, does not purport to be complete and is qualified by applicable law and the full provisions of our charter and bylaws. You should refer to our charter and bylaws as in effect upon the closing of this offering, which are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

As of June 30, 2008, there were 20,307 shares of our common stock outstanding and held of record by seven stockholders, assuming conversion of all outstanding shares of preferred stock into an equal number of shares of common stock.

Voting Rights.  Holders of common stock are entitled to one vote per share on any matter to be voted upon by stockholders. All shares of common stock rank equally as to voting and all other matters. The shares of common stock have no preemptive or conversion rights, no redemption or sinking fund provisions, are not liable for further call or assessment and are not entitled to cumulative voting rights.

Dividend Rights.  Subject to the prior rights of holders of preferred stock, for as long as such stock is outstanding, the holders of common stock are entitled to receive ratably any dividends when and as declared from time to time by the board of directors out of funds legally available for dividends. We have never declared or paid cash dividends. We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate paying cash dividends on the common stock in the foreseeable future.

Liquidation Rights.  Upon a liquidation or dissolution of our company, whether voluntary or involuntary, creditors and holders of our preferred stock with preferential liquidation rights will be paid before any distribution to holders of our common stock. After such distribution, holders of common stock are entitled to receive a pro rata distribution per share of any excess amount.

Undesignated Preferred Stock

Under our charter, which will be effective upon the completion of this offering, the board of directors has authority to issue undesignated preferred stock without stockholder approval. The board of directors may also determine or alter for each class of preferred stock the voting powers, designations, preferences, and special rights, qualifications, limitations, or restrictions as permitted by law. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. Issuing preferred stock provides flexibility in connection with possible acquisitions and other corporate purposes, but could also, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock.

Warrants

As of June 30, 2008, we had outstanding a warrant to purchase an aggregate of 498 shares of our common stock at exercise prices of approximately $1,057 per share, subject to adjustments to the exercise price and number of shares of common stock underlying these warrants upon the occurrence of specified events, including any recapitalization, consolidation or merger, or sale of all assets. Under the original terms of the warrant, we were entitled to repurchase the warrant for an aggregate price of $16.0 million. Under an amendment to the warrant that was effected in connection with our 2005 conversion from a limited liability company to a corporation, the right to repurchase the warrant, as well as a right to repurchase any shares issued upon exercise of the warrant, in each case for $16.0 million, was transferred to a holding company owned by our original investors. In connection with this offering, if such investors do not exercise such right, then we may exercise the right to repurchase the warrant or the underlying shares. We intend to use up to $16.0 million of the gross proceeds of this offering to repurchase any portion of the warrant or the underlying shares not purchased by such investors. See “Use of Proceeds” for further information.

Registration Rights

We are a party to an amended investor rights agreement with the Endeavour Entities, the 220 Entities, and certain other parties pursuant to which we agreed, under certain circumstances, to register shares of common stock held by each of the parties to the agreement under the Securities Act. The registration rights provisions of the investor rights agreement grant to the Endeavour Capital funds the right, beginning 90 days following the completion of this offering, to cause us, at our expense, to use our reasonable commercial efforts to register such securities held by the Endeavour Capital funds for public resale, subject to certain limitations. The exercise of this right will be limited to two requests. In the event that we register any of our common stock following completion of this offering, the Endeavour Capital funds and the other holders are entitled to “piggyback” registration rights in which they may require us to include their securities in future registration statements that we may file, either for our own account or for the account of other security holders exercising registration rights. In addition, after we have completed our initial public offering, these entities have the right to request that their shares of common stock be registered on a Registration Statement on Form S-3 so long as the anticipated aggregate sales price of such registered securities as of the date of filing of the Registration Statement on Form S-3 is at least $1 million. These registration rights are subject to various conditions and limitations, including the right of the underwriters of an offering to limit the number of registrable securities that may be included in the offering. We are generally required to bear all of the expenses of these registrations, except underwriting discounts and selling commissions and transfer taxes, if any. Registration of any securities pursuant to these registration rights will result in shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration.

Provisions of Delaware Law and our Charter and Bylaws with Anti-Takeover Implications

Charter and Bylaw Provisions

Our charter and bylaws will, upon completion of this offering, include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies.  Our bylaws will provide that directors may be removed only for cause by the affirmative vote of the holders of a majority of the voting power of all the outstanding shares of capital stock entitled to vote generally in the election of directors voting together as a single class. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No Written Consent of Stockholders.  Our charter will provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

Meetings of Stockholders.  Our bylaws will provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements.  Our bylaws will establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the bylaws.

Amendment to Bylaws and Charter.  As required by the DGCL, any amendment of our charter must first be approved by a majority of our board of directors and, if required by law or our charter, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our bylaws and certificate of incorporation must be approved by no less than 66 2/3 percent of the voting power of all of the shares of capital stock issued and outstanding and entitled to vote generally in any election of directors, voting together as a single class. Our bylaws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least 66 2/3 percent of the voting power of all of the shares of capital stock issued and outstanding and entitled to vote generally in any election of directors, voting together as a single class.

Blank Check Preferred Stock.  Our charter will provide for          authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring, or preventing a change in control of us.

Section 203 of the Delaware General Corporate Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Limitations of Director Liability and Indemnification Directors, Officers and Employees

As permitted by the DGCL, provisions in our charter and bylaws that will be in effect at the closing of this offering will limit or eliminate the personal liability of our directors. Consequently, directors will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies, such as an injunction or rescission.

In addition, our bylaws provide that:

•	we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the DGCL, subject to limited exceptions, including an exception for indemnification in connection with a proceeding (or counterclaim) initiated by such persons; and

•	we will advance expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, certain officers and employees, in connection with legal proceedings, subject to limited exceptions.

Contemporaneous with the completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. These agreements provide that, subject to limited exceptions and among other things, we will indemnify each of our executive officers and directors to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which a right to indemnification is available.

We also intend to maintain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons who control Grand Canyon University, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Nasdaq

Before the date of this prospectus, there has been no public market for the common stock. We intend to apply to have our common stock approved for listing on the Nasdaq Global Market, subject to notice of issuance, under the symbol “LOPE.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the closing of this offering, we will have outstanding an aggregate of approximately           shares of common stock. Of these shares,          shares of common stock to be sold in this offering, or           shares if the underwriters exercise their over-allotment option in full, will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701, each of which is discussed below. In addition, upon completion of this offering, we will have outstanding stock options held by employees and directors for the purchase of           shares of common stock.

The holders of all of our currently outstanding stock and holders of substantially all of our currently outstanding stock options are subject to lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus, which is subject to extension in some circumstances, as discussed below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) will be available for sale in the public market as follows:

•	shares will be eligible for sale on the date of this prospectus;

•	shares will be eligible for sale under Rule 144 or Rule 701 beginning 90 days after the date of this prospectus; and

•	shares will be eligible for sale upon the expiration of the lock-up agreements, as more particularly and except as described below, beginning after expiration of the lock-up period pursuant to Rule 144 or Rule 701.

We expect the remaining           shares to become eligible for future sale in the public market pursuant to Rule 144 at varying times after six months from the date of this prospectus.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate, has not been our affiliate for the previous three months, and who has beneficially owned shares of our common stock for at least six months may sell all such shares. An affiliate or a person who has been our affiliate within the previous 90 days, and who has beneficially owned shares of our common stock for at least six months, may sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

All sales under Rule 144 are subject to the availability of current public information about us. Sales under Rule 144 by affiliates or persons who have been affiliates within the previous 90 days are also subject to manner of sale provisions and notice requirements. Upon expiration of the 180-day lock-up period, subject to any extension of the lock-up period under circumstances described below, approximately           shares of our outstanding restricted securities will be eligible for sale under Rule 144.

Registration Statement on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act covering up to           shares of common stock reserved for issuance under our Incentive Plan and our ESPP. These registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or are otherwise subject to the lock-up agreements and manner of sale and notice requirements that apply to affiliates under Rule 144 described above.

Lock-Up Agreements

For a description of the lock-up agreements with the underwriters that restrict sales of shares by us, or directors, executive officers, and stockholders, see the information under the heading “Underwriting.”

Registration Rights

For a description of registration rights with respect to our common stock, see the information under the heading titled “Description of Capital Stock — Registration Rights.”

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences to non-U.S. Holders with respect to the acquisition, ownership and disposition of our common stock. In general, a “Non-U.S. Holder” is any holder of our common stock other than the following:

•	a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under section 7701(b)(3) of the Code;

•	a corporation (or an entity treated as a corporation) created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if (i) a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial decisions of the trust, or (ii) it has a valid election to be treated as a U.S. person in effect.

This discussion is based on current provisions of the Code, Treasury Regulations promulgated under the Code, judicial opinions, published positions of the Internal Revenue Service, or IRS, and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation or any aspects of state, local, or non-U.S. taxation, nor does it consider any specific facts or circumstances that may apply to particular Non-U.S. Holders that may be subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, and U.S. expatriates. If a partnership is a beneficial owner of our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. This discussion assumes that the Non-U.S. Holder will hold our common stock as a capital asset, generally property held for investment.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING, AND DISPOSING OF SHARES OF COMMON STOCK.

Dividends

As described above under “Dividend Policy,” except in connection with our special distribution, we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce the recipient’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “— Gain on Sale or Other Disposition of Common Stock.”

In general, dividends paid to a Non-U.S. Holder will be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. Under applicable Treasury Regulations, a Non-U.S. Holder will be required to satisfy certain certification requirements, generally on IRS Form W-8BEN, directly or through an intermediary, in order to claim a reduced rate of withholding under an applicable income tax treaty. If tax is withheld in an amount in excess of the amount prescribed by an applicable income tax treaty, a refund of the excess amount may generally be obtained by filing an appropriate claim for refund with the IRS.

Dividends that are effectively connected with such a U.S. trade or business (and where a tax treaty applies, are attributable to a U.S. permanent establishment maintained by the recipient) generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files the required forms, including IRS Form W-8ECI, or any successor form, with the payor of the dividend, but instead generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a resident of the United States. A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty, with respect to effectively connected dividends (subject to adjustment).

Gain on Sale or Other Disposition of Common Stock

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the Non-U.S. Holder’s shares of common stock unless:

•	the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States;

•	the Non-U.S. Holder is an individual who holds shares of common stock as capital assets and is present in the United States for 183 days or more in the taxable year of disposition and various other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period for our common stock.

If the recipient is a non-United States holder described in the first bullet above, the recipient will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-United States holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If the recipient is an individual non-United States holder described in the second bullet above, the recipient will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by United States source capital losses.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if the Non-U.S. Holder actually or constructively held more than 5% of our common stock.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the recipient. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Under tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments made to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28%, unless a Non-U.S. Holder certifies as to its foreign status, which certification may be made on IRS Form W-8BEN.

Proceeds from the disposition of common stock by a Non-U.S. Holder effected by or through a United States office of a broker will be subject to information reporting and backup withholding, currently at a rate of 28% of the gross proceeds, unless the Non-U.S. Holder certifies to the payor under penalties of perjury as to, among other things, its address and status as a Non-U.S. Holder or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the United States by or through a non-U.S. office of a broker. However, if the broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person who derives 50% or more of its gross income for specified periods from the conduct of a U.S. trade or business, specified U.S. branches of foreign banks or insurance companies or a foreign partnership with certain connections to the United States, information reporting but not backup withholding will apply unless:

•	the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and other conditions are met; or

•	the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, the amount of tax withheld is applied to the U.S. federal income tax liability of persons subject to backup withholding. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained, provided the required documents are filed with the IRS.

Estate Tax

Our common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2008, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as the representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares

Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
BMO Capital Markets Corp.
William Blair & Company, L.L.C.
Piper Jaffray & Co.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to           additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. After the initial public offering, the representative may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting discounts and commissions paid by us
Expenses payable by us

The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition, or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated waive such extension in writing.

Our directors, executive officers, and stockholders have agreed that they will not offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge, or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge, or disposition, or to enter into any transaction, swap, hedge, or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated waive such extension in writing.

The underwriters have reserved for sale at the initial public offering price up to           shares of the common stock for employees, directors, and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We intend to apply to list the shares of common stock on the Nasdaq Global Market under the symbol “LOPE.”

Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking, and investment banking services for us and our affiliates in the ordinary course of business, for which they received, or will receive, customary fees and expenses.

Prior to the offering, there has been no market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters and will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the initial public offering price will include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and the prospects for the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earning;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of the offering.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

NOTICE TO EUROPEAN ECONOMIC AREA RESIDENTS

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, it has not made and will not make an offer of shares of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares of common stock to the public in that Relevant Member State at any time,

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this section, the expression an “offer of shares of common stock to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

NOTICE TO UNITED KINGDOM RESIDENTS

Each of the underwriters severally represents, warrants and agrees as follows:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act of 2000, or FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the FSMA (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing the common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under “Resale Restrictions,” and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus and other legal matters will be passed upon for us by DLA Piper US LLP, Phoenix, Arizona. The underwriters have been represented by Latham & Watkins LLP, Los Angeles, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements as of December 31, 2006 and 2007, and for each of the three years in the period ended December 31, 2007, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes amendments and exhibits, under the Securities Act and the rules and regulations under the Securities Act for the registration of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information that is in the registration statement and its exhibits and schedules. Certain portions of the registration statement have been omitted as allowed by the rules and regulations of the SEC. Statements in this prospectus that summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement. You may read and copy the registration statement, including exhibits and schedules filed with it, and reports or other information we may file with the SEC at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, the registration statement and other public filings can be obtained from the SEC’s Internet site at http://www.sec.gov.

Upon completion of this offering, we will become subject to information and periodic reporting requirements of the Exchange Act and we will file annual, quarterly and current reports, proxy statements and other information with the SEC.

GRAND CANYON EDUCATION, INC.

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2006 and 2007 (restated) and June 30, 2008 (unaudited)	F-3
Statements of Operations for the years ended December 31, 2005, 2006, and 2007 (restated) and for the six month periods ended June 30, 2007 and 2008 (unaudited)	F-4
Statements of Preferred Stock and Stockholders’ Deficit for the years ended December 31, 2005, 2006, and 2007 (restated) and for the six month period ended June 30, 2008 (unaudited)	F-5
Statements of Cash Flows for the years ended December 31, 2005, 2006, and 2007 (restated) and for the six month period ended June 30, 2008 (unaudited)	F-6
Notes to Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Grand Canyon Education, Inc.

We have audited the accompanying balance sheets of Grand Canyon Education, Inc. (the “Company”) as of December 31, 2006 (restated) and 2007 (restated), and the related statements of operations, preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2007 (as restated). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grand Canyon Education, Inc. at December 31, 2006 (restated) and 2007 (restated), and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 (as restated), in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the financial statements, the accompanying financial statements as of December 31, 2006 and 2007 and the three years in the period ended December 31, 2007 have been restated for corrections of errors in the Company’s calculations of estimated uncollectible accounts, nonemployee share-based payments, and deferred taxes upon conversion to a taxpaying entity.

Ernst & Young LLP

Phoenix, Arizona
May 12, 2008, except for Note 3, as to which the date is August 11, 2008, and Note 17(a), as to which the date is [  ●  ], 2008

The foregoing report is in the form that will be signed upon the determination of the special distribution to stockholders described in Note 17(a) to the financial statements.

/s/  Ernst & Young LLP
Phoenix, Arizona
August 11, 2008

Grand Canyon Education, Inc.

Balance Sheets
(In thousands, except share data)

	As of December 31,
			Pro forma	June 30,	Pro forma
	2006	2007	2007	2008	June 30, 2008
	(Restated)		(Unaudited)	(Unaudited)	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$14,361	$23,210		$7,206
Accounts receivable, net of allowance for doubtful accounts of $7,380 and $12,158 at December 31, 2006 and 2007, and $15,442 at June 30, 2008.	4,798	7,114		6,930
Due from related parties	—	6,001		455
Deferred income taxes	2,984	4,640		4,640
Prepaid expenses and other current assets	893	1,349		2,317

Total current assets	23,036	42,314		21,548
Property and equipment, net	29,017	33,849		36,460
Restricted cash and investments	3,074	3,298		3,370
Prepaid royalties	250	317		8,409
Goodwill	2,941	2,941		2,941
Deferred income taxes	2,835	2,806		5,308
Deposit with former owner	—	3,000		—
Other assets	79	43		2,512

Total assets	$61,232	$88,568		$80,548

LIABILITIES, PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$3,181	$3,434		$4,532
Accrued liabilities	3,044	6,893		6,582
Income taxes payable	2,535	241		1,646
Deferred revenue and student deposits	6,133	10,369		10,973
Royalty payable to former owner	3,646	7,428		—

Due to related parties	836	1,005		1,472
Line of credit	—	6,000		—

Current portion of capital lease obligations	949	1,150		1,132
Current portion of notes payable	374	646		412

Total current liabilities	20,698	37,166		26,749
Capital lease obligations, less current portion	28,779	28,078		28,288
Notes payable, less current portion	2,088	1,762		1,482

Total liabilities	51,565	67,006		56,519

Commitments and contingencies

Series A convertible preferred stock, $0.01 par value:
Authorized — 7,500 shares at December 31, 2006, and 9,700 shares at December 31, 2007 and June 30, 2008
Issued and outstanding — 5,953 shares at December 31, 2006, 2007 and June 30, 2008
Liquidation value — $57,750 at December 31, 2007 and June 30, 2008	18,610	18,610		18,610
Series B 12% preferred stock, $0.01 par value:
Authorized — 2,200 shares at December 31, 2006, 2007 and June 30, 2008
Issued and outstanding — 865 shares at December 31, 2006, and 0 shares at December 31, 2007 and June 30, 2008
Liquidation value — $0 at December 31, 2007 and June 30, 2008	2,780	—		—
Series C 8% preferred stock, $0.01 par value:
Authorized — 0 shares at December 31, 2006, and 3,900 shares at December 31, 2007 and June 30, 2008
Issued and outstanding — 0 shares at December 31, 2006, and 3,829 shares at December 31, 2007 and June 30, 2008
Liquidation value — $26,829 at December 31, 2007 and June 30, 2008	—	13,338		13,859

Stockholders’ deficit:
Common stock, $0.01 par value:
Authorized — 30,000 shares
Issued and outstanding — 10,325 shares at December 31, 2006, 10,425 shares at December 31, 2007, and 10,525 shares at June 30, 2008.	—	—		—
Additional paid-in capital	8,142	7,909		6,700
Accumulated other comprehensive income	35	79		10
Accumulated deficit	(19,900)	(18,374)		(15,150)

Total stockholders’ deficit	(11,723)	(10,386)		(8,440)

Total liabilities, preferred stock and stockholders’ deficit	$61,232	$88,568		$80,548

The accompanying notes are an integral part of these financial statements.

Grand Canyon Education, Inc.

Statements of Operations
(In thousands, except share and per share data)

	Year Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
	(Restated)			(Unaudited)

Net revenue	$51,793	$72,111	$99,326	$44,071	$70,275
Costs and expenses:
Instructional costs and services	28,063	31,287	39,050	17,555	24,028
Selling and promotional, including $2,839 in 2005; $3,742 in 2006, and $4,293 in 2007, $2,064 and $2,925 for the six months ended June 30, 2007 and 2008, to related parties	14,047	20,093	35,148	14,186	27,473
General and administrative	12,968	15,011	17,001	8,377	10,960
Royalty to former owner	1,619	2,678	3,782	1,629	1,488

Total costs and expenses	56,697	69,069	94,981	41,747	63,949

Operating income (loss)	(4,904)	3,042	4,345	2,324	6,326
Interest expense	(3,098)	(2,827)	(2,975)	(1,515)	(1,507)
Interest income	276	912	1,172	692	432

Income (loss) before income taxes	(7,726)	1,127	2,542	1,501	5,251
Income tax expense (benefit)	(3,440)	529	1,016	600	2,027

Net income (loss)	(4,286)	598	1,526	901	3,224
Preferred dividends	—	(527)	(349)	(167)	(521)

Net income available (loss attributable) to common stockholders	$(4,286)	$71	$1,177	$734	$2,703

Earnings (loss), per common share:
Basic	$(424)	$7	$114	$71	$259

Diluted	$(424)	$4	$61	$38	$151

Shares used in computing earnings (loss) per common share:
Basic	10,115	10,325	10,363	10,325	10,454

Diluted	10,115	20,185	19,246	19,196	17,866

Pro forma earnings per common share (Unaudited)
Basic			[ ● ]		[ ● ]

Diluted			[ ● ]		[ ● ]

Shares used in computing pro forma earnings per common share (Unaudited)
Basic			[ ● ]		[ ● ]

Diluted			[ ● ]		[ ● ]

The accompanying notes are an integral part of these financial statements.

Grand Canyon Education, Inc.

Statements of Preferred Stock and Stockholders’ Deficit
(In thousands, except share data)

							Members’/Stockholders’ Deficit
	Preferred Stock											Accumulated
	Series A Convertible		Series B		Series C						Additional	Other
	Preferred Stock		Preferred Stock		Preferred Stock		Membership Interests		Common Stock		Paid-in	Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Units	Amount	Shares	Par Value	Capital	Income	Deficit	Total
Balance at December 31, 2004	—	$—	—	$—	—	$—	1,000,000	$8,567	—	$—	$—	$—	$(16,212)	$(7,645)
Distribution to members	—	—	—	—	—	—	—	(240)	—	—	—	—	—	(240)
Exchange of membership interests for common shares	—	—	—	—	—	—	(1,000,000)	(8,327)	10,000	—	8,327	—	—	—
Conversion of Promissory Notes into Series A Convertible Preferred Stock	4,329	14,000	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of common stock for services	—	—	—	—	—	—	—	—	325	—	60	—	—	60
Issuance of Series A Convertible Preferred Stock for cash, net of issuance costs of $639	1,624	4,610	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series B Preferred Stock for cash, net of issuance costs of $20	—	—	2,163	6,980	—	—	—	—	—	—	—	—	—	—
Net loss (Restated)	—	—	—	—	—	—	—	—	—	—	—	—	(4,286)	(4,286)

Balance at December 31, 2005 (Restated)	5,953	18,610	2,163	6,980	—	—	—	—	10,325	—	8,387	—	(20,498)	(12,111)
Net income (Restated)	—	—	—	—	—	—	—	—	—	—	—	—	598	598
Unrealized gains on available-for-sale securities, net of taxes of $23	—	—	—	—	—	—	—	—	—	—	—	35		35

Comprehensive income														633
Redemption of Series B Preferred Stock	—	—	(1,298)	(4,200)	—	—	—	—	—	—	—	—	—	—
Value assigned to Blanchard shares	—	—	—	—	—	—	—	—	—	—	282	—	—	282
Dividend on Series B Preferred Stock	—	—	—	—	—	—	—	—	—	—	(527)	—	—	(527)

Balance at December 31, 2006 (Restated)	5,953	18,610	865	2,780	—	—	—	—	10,325	—	8,142	35	(19,900)	(11,723)
Net income (Restated)	—	—	—	—	—	—	—	—	—	—	—	—	1,526	1,526
Unrealized gains on available-for-sale securities, net of taxes of $30	—	—	—	—	—	—	—	—	—	—	—	44	—	44

Comprehensive income														1,570
Conversion of Series B Preferred Stock to
Series C Preferred Stock	—	—	(865)	(2,780)	800	2,780	—	—	—	—	—	—	—	—
Payment of amounts due to related party with Series C Preferred Stock	—	—	—	—	34	120	—	—	—	—	—	—	—	—
Issuance of Series C Preferred Stock for cash, net of issuance costs of $36	—	—	—	—	2,995	10,409	—	—		—	—	—	—	—
Issuance of Blanchard shares	—	—	—	—	—	—	—	—	100	—	116	—	—	116
Dividend on Series B Preferred Stock	—	—	—	—	—	—	—	—	—	—	(320)	—	—	(320)
Accretion of Series C Preferred Stock Dividend	—	—	—	—	—	29	—	—	—	—	(29)	—	—	(29)

Balance at December 31, 2007 (Restated)	5,953	18,610	—	—	3,829	13,338	—	—	10,425	—	7,909	79	(18,374)	(10,386)
Net income (unaudited)	—	—	—	—	—	—	—	—					3,224	3,224
Unrealized losses on available for-sale securities, net of taxes of $49 (unaudited)												(69)		(69)

Comprehensive income (unaudited)	—	—	—	—	—	—	—							3,155
Undeclared dividends on Series C Preferred Stock (unaudited)	—	—	—	—	—	521	—				(521)			(521)
Issuance of Blanchard shares (unaudited)	—	—	—	—	—	—	—		100	—	2,996	—	—	2,996
Cancellation of IAS warrant, net of $2,316 deferred taxes (unaudited)	—	—	—	—	—	—	—				(3,684)			(3,684)

Balance at June 30, 2008 (unaudited)	5,953	$18,610	—	$—	3,829	$13,859	—	$—	10,525	$—	$6,700	$10	$(15,150)	$(8,440)

The accompanying notes are an integral part of these financial statements.

Grand Canyon Education, Inc.

Statements of Cash Flows
(In thousands)

	Year Ended December 31,			Six Months June 30,
	2005	2006	2007	2007	2008
	(Restated)			(Unaudited)

Operating activities
Net income (loss)	$(4,286)	$598	$1,526	$901	$3,224
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for bad debts	2,632	4,664	6,257	3,185	4,052
Depreciation and amortization	1,879	2,396	3,300	1,473	2,269
Deferred income taxes	(3,693)	(2,148)	(1,656)	—	(186)
Other	129	—	19	(17)	(112)
Changes in operating assets and liabilities:
Accounts receivable	(5,356)	(5,974)	(8,573)	(4,139)	(3,868)
Prepaid expenses and other assets	(149)	(451)	(442)	(230)	(266)
Due to/from related parties	51	202	(107)	(257)	288
Accounts payable	(727)	1,663	253	(204)	1,098
Accrued liabilities	(1,351)	(646)	3,802	1,639	576
Income taxes payable	253	2,280	(2,294)	(2,353)	1,405
Deferred revenue and student deposits	2,668	1,538	4,236	2,165	604
Prepaid royalties to former owner	—	—	—	—	(5,920)
Royalty payable to former owner	978	2,678	3,782	1,629	(7,428)
Deposit with former owner	—	—	(3,000)	—	3,000

Net cash provided by (used in) operating activities	(6,972)	6,800	7,103	3,792	(1,264)
Investing activities
Capital expenditures	(817)	(2,387)	(7,406)	(3,234)	(3,983)
Purchases of investments	(9,152)	—	—	—	(2,499)
Proceeds from sale or maturity of investments	—	9,045	(149)	(62)	2,470

Net cash provided by (used in) investing activities	(9,969)	6,658	(7,555)	(3,296)	(4,012)
Financing activities
Principal payments on notes payable and capital lease obligations	(2,306)	(1,179)	(1,230)	(623)	(719)
Repayment on line of credit	—	—	—	—	(6,000)
Proceeds from line of credit and other debt obligations	14,000	—	6,000	—	—
Repurchase of Institute Warrant	—	—	—	—	(6,000)
Repayment of Institute Note Payable	—	—	—	—	(1,250)
Net proceeds from issuances of preferred stock	4,590	—	4,684	—	—
Proceeds from related party payable on preferred stock	—	4,200	—	—	5,725
Redemptions of preferred stock	—	(4,200)	—	—	—
Distributions to members and dividends on preferred stock	(240)	(497)	(153)	(125)	—
Amounts paid related to initial public offering	—	—	—	—	(2,484)

Net cash provided by (used in) financing activities	16,044	(1,676)	9,301	(748)	(10,728)

Net increase (decrease) in cash and cash equivalents	(897)	11,782	8,849	(252)	(16,004)
Cash and cash equivalents at beginning of period	3,476	2,579	14,361	14,361	23,210

Cash and cash equivalents at end of period	$2,579	$14,361	$23,210	$14,109	$7,206

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest paid	$2,994	$2,523	$2,645	$1,318	$2,382

Income taxes paid	$—	$397	$4,964	$3,000	$762

Supplemental Schedule of Noncash Investing and Financing Activities:
Purchase of equipment through capital lease obligations	$858	$5,945	$676	$365	$760
Issuance of Series B and Series C preferred stock for notes receivable	7,000	—	5,725	—	—
Conversion of senior secured notes to Series A convertible preferred stock	14,000	—	—	—	—
Exchange of membership interest into common stock	8,327	—	—	—	—
Receipt of marketable securities for Series B preferred stock	—	2,908	—	—	—
Issuance of Series C preferred stock for settlement of balances owed	—	—	120	—	—
Accretion of dividends on Series C preferred stock	—	—	29	167	521
Value assigned to Blanchard shares	—	282	116	116	2,996
Assumption of future obligations under gift annuities	—	—	—	—	887
Deferred tax on repurchase of Institute Warrant	—	—	—	—	(2,316)

The accompanying notes are an integral part of these financial statements.

Grand Canyon Education, Inc.

Notes to 2005, 2006, and 2007 Financial Statements (Restated)
Notes to Unaudited Financial Statements for the Six Month Periods Ended June 30, 2007 and 2008
(In thousands of dollars, except share and per share data)

1.	Nature of Business

Grand Canyon Education, Inc. (the “Company”) was formed in Delaware in November 2003 as a limited liability company, under the name Significant Education, LLC, for the purpose of acquiring the assets of Grand Canyon University from a non-profit foundation on February 2, 2004. On August 24, 2005, the Company converted from a limited liability company to a corporation and changed its name to Significant Education, Inc. On May 9, 2008, the Company changed its name to Grand Canyon Education, Inc. The Company is a regionally accredited provider of online postsecondary education services focused on offering graduate and undergraduate degree programs in its core disciplines of education, business, and healthcare. In addition to online programs, the Company offers courses at its campus in Phoenix, Arizona and onsite at the facilities of employers. The Company is accredited by the Higher Learning Commission of the North Central Association of Colleges and Schools.

All references in the notes to the financial statements regarding per share information have been restated to their equivalent based on the conversion of the membership units of Significant Education, LLC into shares of common stock of Significant Education, Inc.

The accompanying unaudited interim financial statements as of June 30, 2008 and for the six month periods ended June 30, 2007 and 2008 have been prepared in accordance with U.S. generally accepted accounting principles, consistent in all material respects with those applied in the accompanying audited financial statements as of December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007, except for certain new accounting standards adopted on January 1, 2008 as further described in Note 2, Summary of Significant Accounting Policies, Income Taxes and New Accounting Standards. Such interim financial information is unaudited but reflects all adjustments that in the opinion of management are necessary for the fair presentation of the interim periods presented. Interim results are not necessarily indicative of results for a full year.

2.	Summary of Significant Accounting Policies

Formation and Transactions with Former Owner

On January 29, 2004, the Company entered into an asset purchase agreement (the “Purchase Agreement”) with the Grand Canyon University Institute for Advanced Studies (the “Institute” or “former owner”), an Arizona nonprofit corporation, pursuant to which the Company acquired substantially all of the operating assets (excluding the ground campus and related buildings) of Grand Canyon University (the “University”), including all accreditations, licensures, and approvals necessary to offer its ground and online education programs. In consideration for the purchase of such assets, the Company paid the Institute $500 in cash, assumed certain liabilities, and agreed to pay the Institute a royalty equal to 5% of the revenue generated by the Company through its online education program for each year in the period 2004 through 2008 and 4% for each year thereafter, in perpetuity (the “Royalty Agreement”). The consideration paid and liabilities assumed exceeded the fair value of the assets acquired by $2,941 which was recorded as goodwill. The transaction closed on February 2, 2004 at which time the Company commenced its operations.

On June 25, 2004, the Company entered into an ancillary agreement (the “Ancillary Agreement”) with the Institute, pursuant to which the Company agreed to purchase the ground campus and related buildings (the “Campus”) excluding one building and the underlying real estate, from the Institute for the following consideration:

•	$26,750 in cash;

•	the assumption of a $1,500 note payable to a third party (the “Kirksville Note”);

Grand Canyon Education, Inc.

Notes to 2005, 2006, and 2007 Financial Statements (Restated)
Notes to Unaudited Financial Statements for the Six Month Periods Ended June 30, 2007 and 2008
(In thousands of dollars, except share and per share data) — (Continued)

•	the issuance by the Company to the Institute of a warrant (the “Institute Warrant”) to purchase a 10.0% non-dilutable equity interest in the Company for an exercise price of $1 during a one month period beginning in July 1, 2011 subject to a right for the Company to repurchase the warrant at any time prior to its exercise for $6,000.

The value of the warrant was estimated at $420 which approximates 10% of the estimated fair value of the Company at the date of grant and was included as a component of the cost of the campus and related buildings.

In connection with the Ancillary Agreement, (i) the Company assigned its right to purchase the Campus to Spirit Finance Acquisitions, LLC (“Spirit”), (ii) following such assignment, Spirit acquired the Campus from the Institute for cash, (iii) Spirit leased the Campus to the Company under a long-term lease (the “Spirit Lease”) in connection with which the Company issued to Spirit a warrant, and (iv) the Institute loaned the Company $1,250 payable over seven years (the “Institute Loan”).

Shortly after the completion of the acquisition, the Company and the Institute became involved in certain disputes, with the Company alleging breaches of representations and warranties concerning the University’s operations, its compliance with Department of Education regulations, and the Institute’s failure to adequately disclose liabilities in the Purchase Agreement and the Ancillary Agreement. In addition, the Company withheld payment of amounts due under the Royalty Agreement and the Institute Loan. At December 31, 2007, the Company had withheld payment of approximately $7,428 in payments due under the Royalty Agreement and approximately $840 of principal and interest payments under the Institute Loan. As a result of these disputes, the Company commenced legal proceedings in March 2006 and the Institute brought counterclaims.

In September 2007, the Company and the Institute entered into a standstill agreement pursuant to which they agreed to stay all legal proceedings through April 15, 2008. In accordance with the terms of the standstill agreement, the Company made an initial non-refundable, non-creditable $3,000 payment to the Institute and received an option to pay an additional $19,500 to the Institute by April 15, 2008, which would serve, in its entirety, as consideration for:

•	the satisfaction in full of all past royalties due to the Institute under the Royalty Agreement and the elimination of the existing obligation to pay royalties for online student revenues in perpetuity;

•	the repurchase of the Institute Warrant;

•	the acquisition by the Company of the real property and related building located on the Campus that was owned by the Institute and not transferred in connection with the Ancillary Agreement;

•	the termination of a sublease agreement pursuant to which the Institute leased office space on the Campus;

•	the assumption by the Company of all future payment obligations in respect to certain gift annuities made to the school by donors prior to the acquisition; and

•	the satisfaction in full of the $1,250 Institute Loan (including all accrued and unpaid interest thereon).

On April 15, 2008, the Company exercised its option and paid the additional $19,500 to the Institute and the Institute relinquished any and all rights it had to be involved in Grand Canyon University, and all parties released any and all claims they may have had against the other parties.

Grand Canyon Education, Inc.

Notes to 2005, 2006, and 2007 Financial Statements (Restated)
Notes to Unaudited Financial Statements for the Six Month Periods Ended June 30, 2007 and 2008
(In thousands of dollars, except share and per share data) — (Continued)

Accounting for the April 15, 2008 Settlement of the Standstill Agreement

The following table provides a tabular depiction of the Company’s allocation of the $22,500 total payment to the Institute to each of the assets acquired, obligations settled, and liabilities assumed, based on the Company’s fair value estimates.

($ in thousands)

Initial Payment	$3,000
Optional Payment	19,500

Total Payment to be allocated	$22,500

1) Obligations settled
—Accrued royalties due under Royalty Agreement (as of April 15, 2008)	$8,730
—Repurchase of Institute Warrant	6,000
—Repayment of Institute Loan, including accrued interest	2,257
—Other amounts due to the Institute	327
2) Liabilities assumed
—Assumption of gift annuities obligation, at fair value	(887)
3) Cost to be allocated to assets acquired
—Real property and prepaid royalty asset	6,073

Total fair value estimates	$22,500

As indicated in the table above, the total payment was applied to the following items, in the order indicated: (1) to satisfy all past royalties due to the Institute; (2) to redeem the Institute Warrant, based on the original terms of such warrant; (3) to satisfy a loan provided by the Institute, including all accrued and unpaid interest thereon; and (4) to satisfy other amounts due to the Institute.

The standstill agreement also required the Company to assume future payment obligations in respect of certain gift annuities made to the school by donors prior to the acquisition, which represents a liability assumed under the standstill agreement and was recognized based on the fair value of such annuities at the option exercise date.

The remaining $6,073 of the total payment was allocated to the remaining acquired assets based on their individual fair value relative to the total fair value of those assets. The Company recognized the real property (i.e., land) and related building acquired from the Institute in the transaction as an asset at the option exercise date and these assets totalling $129 and $24, respectively, have been classified within “Property and Equipment” on our balance sheet at June 30, 2008.

The $5,920 value of the settlement of future royalty payment obligations to the Institute was determined based on its relative fair value at the option exercise date and is included in the accompanying balance sheet at June 30, 2008 as a “Prepaid Royalty,” and will be amortized over a period of 20 years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Grand Canyon Education, Inc.

Notes to 2005, 2006, and 2007 Financial Statements (Restated)
Notes to Unaudited Financial Statements for the Six Month Periods Ended June 30, 2007 and 2008
(In thousands of dollars, except share and per share data) — (Continued)

Reclassifications

Certain reclassifications of prior year amounts have been made to the prior year balances to conform to the current period.

Cash and Cash Equivalents

The Company invests cash in excess of current operating requirements in short term certificates of deposit and money market instruments. The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Restricted Cash and Investments

The Company owns certain marketable securities that are pledged as collateral for a Standby Letter of Credit as further described in Note 4. The Company considers its investments in such marketable securities as available-for-sale securities, in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Available-for-sale investments are carried at fair value as determined by quoted market prices, with unrealized gains and losses, net of tax, reported as a separate component of stockholders’ deficit. Unrealized losses considered to be other-than-temporary are recognized currently in earnings. The cost of securities sold is based on the specific identification method. Amortization of premiums, accretion of discounts, interest and dividend income and realized gains and losses are included in investment income. Because these investments are pledged as collateral, the Company classifies all such amounts as long term assets.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and line of credit approximate their fair value based on the liquidity or the short-term maturities of these instruments. The carrying value of notes payable and capital lease obligations approximate fair value based upon market interest rates available to the Company for debt of similar risk and maturities.

SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

At June 30, 2008 the fair value of municipal and U.S. agency securities were determined using Level 1 of the hierarchy of valuation inputs, with the use of observable market prices in the active market. The unit of account used for valuation is the individual underlying security. The municipal securities are comprised of city and county bonds related to schools, water and sewer, and housing bonds. The U.S. agency securities are comprised of Fannie Mae and Federal Home Loan Bank bonds. Because these securities held by the Company are investments, assessment of non-performance risk is not applicable as such considerations are only applicable in evaluating the fair value measurements for liabilities.

The fair value of the prepaid royalty asset related to the settlement of future royalty payment obligations to the Institute was determined using an income approach, based on management’s forecasts of revenue to be generated through its online education program using Level 3 of the hierarchy of valuation inputs. The rate utilized to discount net cash flows to their present values is 35%. This discount rate was determined after consideration of the Company’s weighted average cost of capital giving effect to estimates of the Company’s risk-free rate, beta coefficient, equity risk premium, small size risk premium, and company-specific risk premium.

Grand Canyon Education, Inc.

Notes to 2005, 2006, and 2007 Financial Statements (Restated)
Notes to Unaudited Financial Statements for the Six Month Periods Ended June 30, 2007 and 2008
(In thousands of dollars, except share and per share data) — (Continued)

Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts for estimated losses resulting from the inability, failure or refusal of its students to make required payments. The Company determines the adequacy of its allowance for doubtful accounts based on an analysis of its historical bad debt experience and the aging of the accounts receivable. The Company writes-off account receivable balances deemed uncollectible on a regular basis. However, the Company continues to reflect accounts receivable with an offsetting allowance as long as management believes there is a reasonable possibility of collection. Bad debt expense is recorded as a general and administrative expense in the statement of operations.

See also Note 3, “Restatement of Financial Statements,” for the discussion of the restatement to the allowance for doubtful accounts.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method. Normal repairs and maintenance are expensed as incurred. Expenditures that materially extend the useful life of an asset are capitalized. Construction in progress represents items not yet placed in service and are not depreciated. The Company capitalizes interest pursuant to SFAS No. 34, Capitalization of Interest Costs. The Company used its interest rates on the specific borrowings used to finance the improvements, which approximated 8.7% in 2006, 2007, and 2008 given the amount of the specific debt exceeded the in process value of the project at all times. The Company did not have any projects that required it to capitalize interest cost in 2005. Interest cost capitalized and incurred in the years ended December 31, 2005, 2006, and 2007 and the six months ended June 30, 2007 and 2008 are as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008

Interest incurred	$3,098	$2,925	$3,102	$1,579	$1,534
Interest capitalized	—	98	127	64	27

Interest expense	$3,098	$2,827	$2,975	$1,515	$1,507

Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Household improvements and furniture and fixtures, computer equipment, and vehicles have estimated useful lives of 10, four, and, five years, respectively. Buildings are under 20 year capital leases.

Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Goodwill

Goodwill represents the excess of the cost over the fair market value of net assets acquired, including identified intangible assets. Goodwill is tested annually or more frequently if circumstances indicate potential

Grand Canyon Education, Inc.

Notes to 2005, 2006, and 2007 Financial Statements (Restated)
Notes to Unaudited Financial Statements for the Six Month Periods Ended June 30, 2007 and 2008
(In thousands of dollars, except share and per share data) — (Continued)

impairment, by comparing its fair value to its carrying amount as defined by SFAS No. 142, Goodwill and Other Intangible Assets.

The determination of whether or not goodwill is impaired involves significant judgment. Although the Company believes its goodwill is not impaired, changes in strategy or market conditions could significantly impact these judgments and may require future adjustments to the carrying amount of goodwill.

Income Taxes

On August 24, 2005, the Company converted from a limited liability company to a corporation. For all periods subsequent to such date, the Company has been and will continue to be subject to corporate-level U.S. federal and state income taxes. The Company accounts for income taxes as prescribed by SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 prescribes the use of the asset and liability method to compute the differences between the tax basis of assets and liabilities and the related financial amounts using currently enacted tax laws.

Effective January 1, 2008, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We recognize interest and penalties related to uncertain tax positions in income tax expense.

The Company has deferred tax assets, which are subject to periodic recoverability assessments. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that more likely than not will be realized. Realization of the deferred tax assets is principally dependent upon achievement of projected future taxable income offset by deferred tax liabilities.

Revenue Recognition

Revenues consist primarily of tuition and fees derived from courses taught by the Company online, at its traditional campus in Phoenix, Arizona, and onsite at facilities of employers. Tuition revenue is recognized monthly over the applicable period of instruction, net of scholarships provided by the Company. If a student withdraws prior to the end of the third week of a semester, the Company will refund all or a portion of tuition already paid pursuant to its refund policy. Deferred revenue and student deposits in any period represent the excess of tuition, fees, and other student payments received as compared to amounts recognized as revenue on the statement of operations and are reflected as current liabilities in the accompanying balance sheet. The Company’s educational programs have starting and ending dates that differ from its fiscal quarters. Therefore, at the end of each fiscal quarter, a portion of revenue from these programs is not yet earned in accordance with the SEC’s Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements. Textbook sales and other revenues are recognized as sales occur or services are performed and represent less than 10% of total revenues.

Instructional Costs and Services

Instructional cost and services consist primarily of costs related to the administration and delivery of the Company’s educational programs. This expense category includes salaries and benefits for full-time and adjunct faculty and administrative personnel, costs associated with online faculty, information technology costs, curriculum and new program development costs (which are expensed as incurred) and costs associated with other support groups that provide services directly to the students. This category also includes an allocation of depreciation, amortization, rent, and occupancy costs attributable to the provision of educational services, primarily at the Company’s Phoenix, Arizona campus.

Grand Canyon Education, Inc.

Notes to 2005, 2006, and 2007 Financial Statements (Restated)
Notes to Unaudited Financial Statements for the Six Month Periods Ended June 30, 2007 and 2008
(In thousands of dollars, except share and per share data) — (Continued)

Selling and Promotional

Selling and promotional expenses include salaries and benefits of personnel engaged in the marketing, recruitment, and retention of students, as well as advertising costs associated with purchasing leads, hosting events and seminars, and producing marketing materials. This category also includes an allocation of depreciation, amortization, rent, and occupancy costs attributable to selling and promotional activities at the Company’s facilities in Phoenix, Arizona and Orem, Utah. Selling and promotional costs are expensed as incurred. Advertising costs, which include marketing leads, events, and promotional materials for the years ended December 31, 2005, 2006, and 2007 were $3,423, $4,674, and $10,213 respectively, and for the six months ended June 30, 2007 and 2008 were $3,575 and $7,070, respectively.

The Company is party to revenue share arrangements with related parties pursuant to which it pays a percentage of the net revenue that it actually receives from applicants recruited by those entities that matriculate at Grand Canyon University. The related party bears all costs associated with the recruitment of these applicants. For the years ended December 31, 2005, 2006, and 2007, the Company expensed approximately $2,839, $3,742, and $4,293, respectively, and for the six months ended June 30, 2007 and 2008, $2,064 and $2,925, respectively, pursuant to these arrangements. As of December 31, 2006 and 2007, and as of the six months ended June 30, 2008, $475, $416, and $740, respectively, were due to these related parties.

General and Administrative

General and administrative expenses include salaries and benefits of employees engaged in corporate management, finance, human resources, compliance, and other corporate functions. General and administrative expenses also include bad debt expense, as well as an allocation of depreciation, amortization, rent, and occupancy costs attributable to the departments providing general and administrative functions.

Royalty to Former Owner

In connection with the February 2, 2004 acquisition of the assets of Grand Canyon University from a non-profit foundation, the Company entered into a royalty fee arrangement with the former owner in which the Company agreed to pay a stated percentage of cash revenue generated by its online programs. In early 2005, in connection with a dispute with the former owner, the Company continued to accrue but did not pay the royalty. As of December 31, 2006 and 2007, the Company had accrued an aggregate of $3,646 and $7,428, respectively, in such payments, which amounts are included in “royalty to former owner” in the accompanying balance sheets. The Company settled all future royalty obligations with the former owner in April 2008 as described above under Formation and Transactions with Former Owner. The royalties accrued through April 2008 were applied against the payments made to the former owner.

Insurance/Self-Insurance

The Company uses a combination of insurance and self-insurance for a number of risks, including claims related to employee health care, workers’ compensation, general liability, and business interruption. Liabilities associated with these risks are estimated based on, among other things, historical claims experience, severity factors, and other actuarial assumptions. The Company’s loss exposure related to self-insurance is limited by stop loss coverage on a per occurrence and aggregate basis. Expected loss accruals are based on estimates, and while the Company believes the amounts accrued are adequate, the ultimate loss may differ from the amounts provided.

Grand Canyon Education, Inc.

Notes to 2005, 2006, and 2007 Financial Statements (Restated)
Notes to Unaudited Financial Statements for the Six Month Periods Ended June 30, 2007 and 2008
(In thousands of dollars, except share and per share data) — (Continued)

Concentration of Credit Risk

The Company may extend credit for tuition to some students. A substantial portion is repaid through the student’s participation in federally funded financial aid programs. Transfers of funds from the financial aid programs to the Company are made in accordance with the U.S. Department of Education (“Department of Education”) requirements. A majority of the Company’s revenues are derived from tuition financed under the Title IV programs of the Higher Education Act of 1965, as amended (the “Higher Education Act”). The financial aid and assistance programs are subject to political and budgetary considerations and are subject to extensive and complex regulations. The Company’s administration of these programs is periodically reviewed by various regulatory agencies. Any regulatory violation could be the basis for the initiation of potentially adverse actions including a suspension, limitation, or termination proceeding, which could have a material adverse effect on the Company.

Students obtain access to federal student financial aid through a Department of Education prescribed application and eligibility certification process. Student financial aid funds are generally made available to students at prescribed intervals throughout their predetermined expected length of study. Students typically apply the funds received from the federal financial aid programs first to pay their tuition and fees. Any remaining funds are distributed directly to the student.

Accumulated Other Comprehensive Income

The only item of accumulated other comprehensive income relates to unrealized gains and losses on available-for-sale marketable securities at December 31, 2006 and 2007, which totaled $35 (net of taxes of $23) and $79 (net of taxes of $52), respectively, and which totaled $10 (net of taxes of $4) at June 30, 2008.

Segment Information

The Company operates as a single educational delivery operation using a core infrastructure that serves the curriculum and educational delivery needs of both its ground and online students regardless of geography. The Company’s chief operating decision maker manages the Company’s operations as a whole and no expense or operating income information is generated or evaluated on any component level.

New Accounting Standards

In September 2006, the FASB issued SFAS No. 157, which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 establishes a common definition of fair value, provides a framework for measuring fair value under U.S. generally accepted accounting principles and expands disclosure requirements about fair value measurements. SFAS No. 157 is effective for financial statements issued in fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company’s adoption of SFAS No. 157 had no material impact on its financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115 (“SFAS No. 159”). This standard permits entities to choose to measure financial instruments and certain other items at fair value and is effective for the first fiscal year beginning after November 15, 2007. SFAS No. 159 must be applied prospectively, and the effect of the first re-measurement to fair value, if any, should be reported as a cumulative effect adjustment to the opening balance of retained earnings. The adoption of SFAS No. 159 had no material impact on the Company’s financial position or results of operations.

Grand Canyon Education, Inc.

Notes to 2005, 2006, and 2007 Financial Statements (Restated)
Notes to Unaudited Financial Statements for the Six Month Periods Ended June 30, 2007 and 2008
(In thousands of dollars, except share and per share data) — (Continued)

3.	Restatement of Financial Statements

During the six month period ended June 30, 2008, the Company concluded that a significant increase in its allowance for doubtful accounts was required. A portion of the increase has been determined to be the correction of an error from prior periods and thus the accompanying financial statements have been restated to reflect this increase. This error occurred in prior years because the Company did not properly consider all available information related to its actual collection and write-off experience. Accordingly, the Company has restated its allowances for doubtful accounts for all prior periods presented to reflect the increase in bad debts for these prior periods after additional analysis in 2008 of $1,933, $1,794, and $2,352 in each of the years ended December 31, 2005, 2006, and 2007 respectively. In addition, the Company made an error in the accounting for the shares to be issued to Blanchard under the License Agreement as discussed in Note 11 to the Financial Statements. The correction of this error resulted in an increase in prepaid royalties and paid-in capital of $282 and $116 in 2006 and 2007, respectively, and the recognition of $36 of amortization expense in 2007. The Company also determined that it had made an error in the accounting for deferred taxes at the date of conversion from a limited liability company to a corporation. The correction of this error resulted in an increase in the income tax benefit for the year ended December 31, 2005 of $761.

Below is a summary of the impact of the restatement:

	December 31, 2006		December 31, 2007
	As Reported	As Restated	As Reported	As Restated

ASSETS
Current assets:
Accounts receivable, net of allowance for doubtful accounts	$8,525	$4,798	$13,193	$7,114
Deferred income taxes	1,592	2,984	2,338	4,640
Prepaid expenses and other current assets	861	893	1,304	1,349
Total current assets	25,339	23,036	46,046	42,314
Prepaid royalties	—	250	—	317
Deferred income taxes	2,027	2,835	1,986	2,806
Total assets	62,477	61,232	91,163	88,568

LIABILITIES, PREFERRED STOCK AND STOCKHOLDER’S DEFICIT
Additional paid-in capital	7,860	8,142	7,511	7,909
Accumulated deficit	(18,374)	(19,900)	(15,383)	(18,374)
Total stockholders’ deficit	(10,479)	(11,723)	(7,792)	(10,386)
Total liabilities, preferred stock and stockholders’ deficit	62,477	61,232	91,163	88,568

Grand Canyon Education, Inc.

Notes to 2005, 2006, and 2007 Financial Statements (Restated)
Notes to Unaudited Financial Statements for the Six Month Periods Ended June 30, 2007 and 2008
(In thousands of dollars, except share and per share data) — (Continued)

	December 31, 2005		December 31, 2006		December 31, 2007
	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated

Total costs and expenses	$54,760	$56,697	$67,279	$69,069	$92,499	$94,981
Operating income (loss)	(2,967)	(4,904)	4,832	3,042	6,828	4,345
Interest expense	(3,016)	(3,098)	(2,909)	(2,827)	(3,070)	(2,975)
Income (loss) before income taxes	(5,707)	(7,726)	2,835	1,127	4,930	2,542
Income tax expense (benefit)	(1,894)	(3,440)	1,184	529	1,939	1,016
Net income (loss)	(3,813)	(4,286)	1,651	598	2,991	1,526
Earnings (loss), per common share
Basic—	$(377)	$(424)	$109	$7	$255	$114

Diluted—	$(377)	$(424)	$82	$4	$159	$61

4.	Restricted Cash and Investments

The following is a summary of amounts included in Restricted cash and investments. The Company considers all investments as available for sale;

	As of December 31, 2006
		Gross	Gross	Estimated
	Adjusted	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

Money Market Funds	$108	$—	$—	$108
Municipal Securities	550	10	—	560
U.S. Agency	2,358	48	—	2,406

Total	$3,016	$58	$—	$3,074

	As of December 31, 2007
		Gross	Gross	Estimated
	Adjusted	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

Money Market Funds	$258	$—	$—	$258
Municipal Securities	550	18	(1)	567
U.S. Agency	2,358	115	—	2,473

Total	$3,166	$133	$(1)	$3,298

	As of June 30, 2008
		Gross	Gross	Estimated
	Adjusted	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

Money Market Funds	$2,804	$—	$—	$2,804
Municipal Securities	549	18	(1)	566

Total	$3,353	18	(1)	$3,370

Grand Canyon Education, Inc.

Notes to 2005, 2006, and 2007 Financial Statements (Restated)
Notes to Unaudited Financial Statements for the Six Month Periods Ended June 30, 2007 and 2008
(In thousands of dollars, except share and per share data) — (Continued)

The unrealized losses on the Company’s investments in Municipal Securities were caused by interest rate increases. The cash flows of the Agency instruments are guaranteed by an agency of the U.S. government while Municipal Securities are backed by the issuing municipality’s credit worthiness. Contractual maturities of the marketable securities are as follows:

	As of December 31,		As of
	2006	2007	June 30, 2008

Due in one year or less	$108	$359	$2,904
Due in one to five years	402	335	255
Due in five to ten years	997	1,032	211
Due after ten years	1,567	1,572	0

	$3,074	$3,298	$3,370

Gross realized gains and losses resulting from the sale of available-for-sale securities were $0 for the years ended December 31, 2005, 2006, and 2007, and $112 for the six months ended June 30, 2008. For the years ended December 31, 2005, 2006, and 2007, respectively the net unrealized gain (loss) on available-for-sale securities were $0, $35, and $44, net of tax effect, respectively, and $(69), net of tax effect, for the six months ended June 30, 2008.

5.	Property and Equipment

Property and equipment consist of the following:

	As of December 31,		As of
	2006	2007	June 30, 2008

Buildings under capital lease	$20,562	$20,562	$20,562
Equipment under capital leases	1,726	2,236	2,253
Leasehold improvements	3,369	8,073	9,583
Furniture, fixtures and equipment	5,225	9,515	11,464
Other	593	805	1,074
Construction in progress	2,757	1,020	1,991

	34,232	42,211	46,927
Less accumulated depreciation and amortization	(5,215)	(8,362)	(10,467)

Property and equipment, net	$29,017	$33,849	$36,460

Depreciation and amortization expense associated with property and equipment, including assets under capital lease, totaled $1,849, $2,298, and $3,270 for the years ended December 31, 2005, 2006, and 2007, respectively, and $1,454 and $2,132 for the six months ended June 30, 2007 and 2008.

Grand Canyon Education, Inc.

Notes to 2005, 2006, and 2007 Financial Statements (Restated)
Notes to Unaudited Financial Statements for the Six Month Periods Ended June 30, 2007 and 2008
(In thousands of dollars, except share and per share data) — (Continued)

6.	Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31,		As of
	2006	2007	June 30, 2008

Accrued compensation and benefits	$1,569	$3,775	$4,800
Accrued interest	671	1,096	221
Other accrued expenses	804	2,022	1,561

	$3,044	$6,893	$6,582

7.	Financing Arrangements

At December 31, 2007, the Company had a line of credit with a bank that provided for borrowings of up to $6,000. The line was intended to provide funding for operations as needed and was collateralized by equipment and fixtures owned by the Company. The interest rate on the line was equal to LIBOR plus 2.0% (6.8% as of December 31, 2007). As of December 31, 2007 the amount outstanding under this line of credit was $6,000. The line of credit was paid in full in February 2008 and terminated in May 2008.

During 2004, the Company entered into the Spirit Lease. In connection with the Spirit Lease, the Company is required to maintain a $2,000 letter of credit in favor of Spirit. The letter of credit is secured by a pledge of certain Company assets that are included in Restricted cash and investments in the accompanying balance sheet. In conjunction with the terms of the Spirit Lease, Spirit provided the Company with funding to be used for certain leasehold and other capital improvements. At December 31, 2007 and June 30, 2008, the Company was obligated to spend $2,287 and $1,258, respectively, by July 2010 on such improvements.

8.	Notes Payable and Capital Lease Obligations

Notes payable and capital lease obligations consist of the following:

	As of December 31,		As of
	2006	2007	June 30, 2008

Capital Lease Obligations
Capital lease for buildings (monthly payments of $277 at an implicit interest rate of 8.7% through 2024)	$29,161	$28,451	$28,814
Capital leases for equipment (various leases extending into 2012, with implicit interest rates ranging from 7.4% to 9.3%, monthly payments totaling $35)	567	777	606

	29,728	29,228	29,420
Less: Current portion of capital lease obligations	949	1,150	1,132

	$28,779	$28,078	$28,288

Grand Canyon Education, Inc.

Notes to 2005, 2006, and 2007 Financial Statements (Restated)
Notes to Unaudited Financial Statements for the Six Month Periods Ended June 30, 2007 and 2008
(In thousands of dollars, except share and per share data) — (Continued)

	As of December 31,		As of
	2006	2007	June 30, 2008

Notes Payable
Institute Loan; 8 quarterly payments of $60 through June 2006 and $120 for 20 quarters through June 2011; implicit interest at 23.6%	$1,250	$1,250	$—
Kirksville Note; monthly payments of $20; interest at 3.9% through September 2011	1,043	840	735
Various Gift Annuities; quarterly payments of $34 extending through 2018; interest at 10%	—	—	884
Notes payable for vehicles requiring monthly payments with interest rates ranging from 9.5% to 11.0% extending into January 2013	169	318	275

	2,462	2,408	1,894
Less: Current portion	374	646	412

	$2,088	$1,762	$1,482

The Spirit Lease provides the Company with the use of the campus land and buildings for a term of twenty years and provides the Company with four options to extend the term of the lease term for five year periods through 2044. In accordance with SFAS No. 13, Accounting for Leases, the lease of the campus land was treated as an operating lease and the lease of the buildings was treated as a capital lease. The lease includes scheduled bi-annual adjustments based on the lesser of 5.0% or 125% of the change in the Consumer Price Index. Under the original lease terms, Spirit provided an advance to make tenant improvements of $6,250 that were received in 2004 and 2005. Through December 31, 2007 and June 30, 2008, the Company had expended $3,963 and $4,992, respectively, of the amounts advanced for approved capital improvement projects, and is required to spend the remaining amounts through 2010. In June 2006, Spirit agreed to provide an additional $5,800 of lease funding for tenant improvements. Through December 31, 2007, the Company has expended $4,555 and utilized $3,589 of the tenant improvement funds. As of June 30, 2008, the Company has expended and utilized an additional $1,157 and $761, respectively, leaving $88 in available funding. The lease provides the Company with an option to purchase the property at the greater of fair value or Spirit’s total investment in the property.

Grand Canyon Education, Inc.

Notes to 2005, 2006, and 2007 Financial Statements (Restated)
Notes to Unaudited Financial Statements for the Six Month Periods Ended June 30, 2007 and 2008
(In thousands of dollars, except share and per share data) — (Continued)

Payments due under the notes payable and future minimum lease payments under the capital lease obligations are as follows:

	December 31, 2007
	Capital Lease
	Obligations	Notes Payable

2008	$3,744	$646
2009	3,544	586
2010	3,471	671
2011	3,397	456
2012	3,355	49
Thereafter	34,951	—

	52,462	$2,408

Less: Portion representing interest	23,234

Present value of minimum lease payments	$29,228

9.	Commitments and Contingencies

Leases

The Company leases certain land, buildings and equipment under non-cancelable operating leases expiring at various dates through 2023. Future minimum lease payments under operating leases due each year are as follows at December 31, 2007:

December 31,
2007

2008	$2,203
2009	2,153
2010	2,003
2011	1,852
2012	1,852
Thereafter	20,326

Total minimum payments	$30,389

Total rent expense and related taxes and operating expenses under operating leases for the years ended December 2005, 2006 and 2007 and for the six months ended June 30, 2007 and 2008 was $2,052, $2,136, $2,260, $1,041 and $1,097, respectively.

Legal Matters

On February 28, 2007, the Company filed a complaint against SunGard Higher Education Managed Services, Inc. in the Maricopa County Superior Court, Case No. CV2007-003492, for breach of contract, breach of implied covenant of good faith and fair dealing, breach of warranty, breach of fiduciary duty, tortious interference with business expectancy, unjust enrichment, and consumer fraud related to technology services agreement between the parties. In response, SunGard moved to stay the litigation and compel arbitration. The court granted the motion to stay, and compelled the parties to arbitrate. SunGard has also

Grand Canyon Education, Inc.

Notes to 2005, 2006, and 2007 Financial Statements (Restated)
Notes to Unaudited Financial Statements for the Six Month Periods Ended June 30, 2007 and 2008
(In thousands of dollars, except share and per share data) — (Continued)

counterclaimed alleging breach of contract relating to the parties’ technology services agreement. Following discovery, the arbitration occurred in late May 2008 and final arguments were heard in July 2008.

From time to time, the Company is a party to various lawsuits, claims, and other legal proceedings that arise in the ordinary course of business, some of which are covered by insurance. When the Company is aware of a claim or potential claim, it assesses the likelihood of any loss or exposure. If it is probable that a loss will result and the amount of the loss can be reasonably estimated, the Company records a liability for the loss. If the loss is not probable or the amount of the loss cannot be reasonably estimated, the Company discloses the nature of the specific claim if the likelihood of a potential loss is reasonably possible and the amount involved is material. With respect to the majority of pending litigation matters, the Company’s ultimate legal and financial responsibility, if any, cannot be estimated with certainty and, in most cases, any potential losses related to those matters are not considered probable. The Company has reserved approximately $750 for losses related to litigation and asserted claims where the Company’s ultimate exposure is considered probable and the potential loss can be reasonably estimated, which is classified within accrued liabilities on the accompanying December 31, 2007 and June 30, 2008 balance sheet. Upon resolution of any pending legal matters, the Company may incur charges in excess of presently established reserves. Management does not believe that any such charges would, individually or in the aggregate, have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

10.	Earnings Per Share

Basic earnings (loss) per common share is calculated by dividing net income available (loss attributable) to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per common share reflects the assumed conversion of all potentially dilutive securities, consisting of preferred stock and common stock warrants for which the estimated fair value exceeds the exercise price, less shares which could have been purchased with the related proceeds, unless anti-dilutive. Contingently issuable stock, such as issuances to Blanchard Education, LLC (as discussed in Note 11), is also included in the diluted shares computation if enrollment levels have been attained, unless anti-dilutive. For 2005, diluted earnings (loss) per common share is computed on the same basis as basic earnings (loss) per common share, as the inclusion of potential common shares outstanding would be anti-dilutive.

The table below reflects the calculation of the weighted average number of common shares outstanding on an as if converted basis used in computing basic and diluted earnings (loss) per common share. For 2005, the basic and diluted common shares outstanding is computed by the weighted average membership units outstanding prior to the Company’s conversion to a corporation, on a converted basis as if the conversion to a

Grand Canyon Education, Inc.

Notes to 2005, 2006, and 2007 Financial Statements (Restated)
Notes to Unaudited Financial Statements for the Six Month Periods Ended June 30, 2007 and 2008
(In thousands of dollars, except share and per share data) — (Continued)

corporation occurred on January 1, 2005 combined with the weighted number of shares of common stock outstanding after the conversion to a corporation.

				Six Month Period
	Year Ended December 31,			Ended June 30,
	2005	2006	2007	2007	2008

Denominator:
Basic common shares outstanding	10,115	10,325	10,363	10,325	10,454
Effect of dilutive preferred stock	—	7,938	6,787	6,818	5,953
Effect of dilutive warrants	—	1,922	2,084	2,053	1,438
Effect of contingently issuable common stock	—	—	12	—	21

Diluted common shares outstanding	10,115	20,185	19,246	19,196	17,866

Weighted average securities that could potentially dilute earnings per share in the future that are not included above as they are anti-dilutive:
Series A contingently redeemable convertible preferred stock	2,120	—	—	—	—
Series B contingently redeemable convertible preferred stock	6	—	—	—	—
Common stock warrants	2,337	—	—	—	—

11.	Preferred Stock and Equity Transactions

Preferred Stock

As of December 31, 2007 and June 30, 2008, the following series of preferred stock have been authorized:

Series A Convertible Preferred Stock

The Company entered into a Series A convertible preferred stock (the “Series A”) purchase agreement on August 24, 2005. The holders of Series A are entitled to vote and to receive dividends, when and as declared by the board of directors from time to time, in each case on an as-converted to common stock basis. The shares of Series A may convert into common stock at any time at the option of the holder thereof at the then applicable conversion rate, and all shares of Series A automatically convert into common stock at the then applicable conversion rate upon the consummation of a registered initial public offering that results in net cash proceeds to the Company (after deducting applicable underwriting discounts and commissions) of not less than $30,000 and that has an offering price per share to the public of not less than $5 (as adjusted to reflect stock dividends, stock splits, combinations and similar actions) (a “qualified public offering”). In the event of liquidation, or a change in control, as defined, the holders of the Series A are entitled to receive in preference to holders, other than holders of Series B preferred stock (the “Series B”) and Series C preferred stock (the “Series C”), any distributions of the assets of the Company equal to three times the original purchase price of the shares, or $9,702 per share, subject to certain adjustments.

On, or at any time, or from time to time, after February 24, 2009 and before August 24, 2009, each holder of the Series A may offer to the Company in writing the opportunity to redeem all or a portion of such holder’s outstanding shares of the Series A during the six month period following the Company’s receipt of such offer for value greater than the then current liquidation value or fair value as determined by an

Grand Canyon Education, Inc.

Notes to 2005, 2006, and 2007 Financial Statements (Restated)
Notes to Unaudited Financial Statements for the Six Month Periods Ended June 30, 2007 and 2008
(In thousands of dollars, except share and per share data) — (Continued)

independent appraisal or public market. A majority of the board of directors (excluding the members of the board who are holders of the Series A) may accept or reject the offer. If the board of directors chooses not to redeem the Series A during this optional redemption period, then the holders of a majority of the Series A may, at their option, take voting control of the Company, pursuant to which, in any vote by the holders of the common stock, the holders of the Series A shall be deemed to have that number of votes, on an as-converted to common stock basis, necessary to comprise a majority of the common stock entitled to vote on such matter.

During 2005, the Company issued 1,624 shares of Series A and received net proceeds of $4,610. Additionally, the Company converted $14,000 of principal on senior secured promissory notes into 4,329 shares of Series A.

Series B Preferred Stock

On December 31, 2005, the Company entered into a Series B preferred stock purchase agreement. The holders of Series B were entitled to receive, in preference to the holders of Series A, when and as declared by the board of directors, cumulative dividends at a rate of 12.0% per year, less the amount of any dividends actually paid. Such dividends accrued whether or not declared by the board of directors, and whether or not there were funds legally available to pay dividends. The Series B is non-voting.

On December 31, 2005 the Company issued 2,163 shares Series B and received net proceeds of $6,980 in the form of a stock subscription receivable. The receivable was subsequently paid in April 2006. On November 6, 2006, the Company redeemed 1,298 shares of the Series B for an aggregate redemption price of $4,200 plus accrued and unpaid dividends of $286. Dividends of $241 on the remaining shares of Series B were declared by the board of directors of which $213 were paid as of December 31, 2006. During 2007, the Company declared $320 of dividends on the Series B of which $153 was paid with the remaining balance accrued for as dividends payable. The remaining 865 shares of Series B were exchanged for 800 shares of Series C on December 17, 2007. As of December 31, 2007 and June 30, 2008, no shares of Series B remain outstanding.

Series C Preferred Stock

On December 18, 2007, the Company entered into a Series C preferred stock purchase agreement and subscription agreement. The holders of Series C are entitled to receive, in preference to the holders of the all other classes of stock, when and as declared by the board of directors or upon a liquidation event, cumulative dividends at a rate of 8.0% per year, less the amount of any dividends actually paid. Such dividends accrue whether or not declared by the board of directors, whether or not there are funds legally available to pay dividends, and compound on an annual basis. In the event of liquidation, or a change in control, as defined, the holders of the Series C are entitled to receive, in preference to all other shareholders, any distributions of the assets of the Company equal to two times the original purchase price of the shares, or $7,000 per share, subject to certain adjustments, plus all accumulated but unpaid dividends. The Series C is non-voting.

On December 18, 2007 the Company issued 1,359 shares of Series C stock and received net proceeds of $4,720 in cash and a subscription receivable of $5,725 for the remaining 1,636 shares, which were paid for and issued in January 2008. Additionally, the Company issued 34 shares of Series C in consideration for amounts owed to one of the Series B stockholders and converted 865 shares of Series B for 800 shares of Series C as noted above. Cumulative undeclared dividends on the Series C were $29 at December 31, 2007.

In May 2008, the board of directors and stockholders of the Company authorized an amendment to be made to the Company’s certificate of incorporation that provides for the Series C preferred stock to convert automatically into common stock upon the closing of a qualified public offering. The amendment is

Grand Canyon Education, Inc.

Notes to 2005, 2006, and 2007 Financial Statements (Restated)
Notes to Unaudited Financial Statements for the Six Month Periods Ended June 30, 2007 and 2008
(In thousands of dollars, except share and per share data) — (Continued)

anticipated to be filed, and would become effective, prior to the effectiveness of the registration statement relating to the qualified public offering. The number of shares of common stock to be issued upon conversion will be equal to the aggregate liquidation preference of the Series C preferred stock divided by the public offering price of the common stock.

Common Stock

On August 24, 2005, in connection with its conversion from a limited liability company to a corporation, the Company issued and exchanged one share of common stock to its membership holders in exchange for each 100 of their previously outstanding membership units in the limited liability company. Concurrently, the Company also issued 325 shares of common stock to a prospective investor in settlement of a legal action. Each share of the Company’s common stock is entitled to one vote. All shares of common stock rank equally as to voting and all other matters. The shares of common stock have no preemptive or conversion rights, no redemption or sinking fund provisions, are not liable for further call or assessment, and are not entitled to cumulative voting rights. Subject to the prior rights of holders of preferred stock, the holders of common stock are entitled to share ratably in any dividends and in any assets remaining upon liquidation after satisfaction of the rights of the holders of preferred stock.

In June 2004, the Company entered into a license agreement with Blanchard relating to the Company’s use of the Ken Blanchard name for its College of Business. Under the terms of that agreement the Company agreed to issue to Blanchard up to 498 shares of common stock with the actual number issued to be contingent upon the Company’s achievement of stated enrollment levels in its College of Business during the term of the agreement. As of December 31, 2006, the Company deemed it probable that 100 shares would be earned and, as of August 15, 2007, those 100 shares were earned and due to Blanchard under this agreement, On May 9, 2008, the Company and Blanchard amended the terms of the agreement pursuant to which Blanchard was issued 200 shares of the Company’s common stock in full settlement of all shares owed and contingently owed under this agreement. The fair value of the shares issued to Blanchard as part of the license agreement of $3,394 was determined at the date it became probable that shares would then be earned and then adjusted until the date the shares were earned. This amount is included in the balance sheet as a component of “Prepaid Royalty” and will be amortized through operations as an expense over the remaining term of the license agreement.

Warrants to Purchase Common Stock

On June 25, 2004, the Company issued a warrant to the Institute (the “Institute Warrant”) to purchase a 10.0% non-dilutive membership interest (later amended to be common stock), at an exercise price of $1. The Institute Warrant was to have been exercisable for a one month period beginning on July 1, 2011. The Company had the right to repurchase the Institute Warrant prior to the exercise period for $6,000. On April 15, 2008 the Institute Warrant was repurchased with the execution of the settlement discussed in Note 2. The repurchase was accounted for as a reduction of equity, net of related tax benefit of $2,316.

On June 28, 2004, the Company issued to Spirit a warrant to purchase a 5.0% membership interest in common stock of the Company (the “Spirit Warrant”) for $526, as adjusted to be 498 shares of common stock in conjunction with the conversion to a corporation. The Spirit Warrant is exercisable from January 1, 2005 through June 28, 2024 (the last day of the Spirit lease term). The Spirit Warrant, and any shares issuable upon exercise of the Spirit Warrant, are subject to repurchase at a fixed price of $16,000 at any time prior to the earlier of the expiration date of the Spirit Warrant or three years after the Spirit Warrant is exercised. This repurchase option may be exercised in whole or in part, first, by the group of stockholders that constitute the former holders of the Company’s membership interests and, second, if they do not exercise the option upon

Grand Canyon Education, Inc.

Notes to 2005, 2006, and 2007 Financial Statements (Restated)
Notes to Unaudited Financial Statements for the Six Month Periods Ended June 30, 2007 and 2008
(In thousands of dollars, except share and per share data) — (Continued)

the occurrence of certain liquidity transactions, including an underwritten public offering that results in net cash proceeds of not less than $30,000, by the Company. As of December 31, 2007 and June 30, 2008, the warrant had not been exercised nor had any of the repurchase rights been executed.

Investor Rights Agreement

The Company is a party to an investor rights agreement with certain of its investors, pursuant to which the Company has granted those persons or entities the right to register shares of common stock held by them under the Securities Act of 1933, as amended (the “Securities Act”). Certain of the holders of these rights are entitled to demand that the Company register their shares of common stock under the Securities Act, while others are entitled to “piggyback” registration rights in which they may require the Company to include their shares of common stock in future registration statements that may be filed, either for its own account or for the account of other security holders exercising registration rights. In addition, after an initial public offering, certain of these holders have the right to request that their shares of common stock be registered on a Form S-3 registration statement so long as the anticipated aggregate sales price of such registered shares as of the date of filing of the Form S-3 registration statement is at least $1,000. The foregoing registration rights are subject to various conditions and limitations, including the right of underwriters of an offering to limit the number of registrable securities that may be included in an offering. The registration rights terminate as to any particular shares on the date on which the holder sells such shares to the public in a registered offering or pursuant to Rule 144 under the Securities Act. The Company is generally required to bear all of the expenses of these registrations, except underwriting commissions, selling discounts, and transfer taxes.

12.	Income Taxes

The Company has deferred tax assets and liabilities that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are subject to periodic recoverability assessments. Realization of the deferred tax assets, net of deferred tax liabilities is principally dependent upon achievement of projected future taxable income. The Company has no valuation allowance at December 31, 2006 and 2007, or at June 30, 2008.

The components of income tax expense (benefit) are as follows:

				For the
				Six Months
	Year Ended December 31,			Ended June 30
	2005	2006	2007	2007	2008

Current:
Federal	$219	$2,221	$2,194	$494	$1,814
State	34	456	478	106	399

	253	2,677	2,672	600	2,213

Deferred:
Federal	(3,024)	(1,792)	(1,358)	—	(153)
State	(669)	(356)	(298)	—	(33)

	(3,693)	(2,148)	(1,656)	—	(186)

	$(3,440)	$529	$1,016	$600	$2,027

Grand Canyon Education, Inc.

Notes to 2005, 2006, and 2007 Financial Statements (Restated)
Notes to Unaudited Financial Statements for the Six Month Periods Ended June 30, 2007 and 2008
(In thousands of dollars, except share and per share data) — (Continued)

A reconciliation of income tax computed at the U.S. statutory rate to the effective income tax rate is as follows:

	Year Ended December 31,			For the Six Months Ended June 30,
	2005	2006	2007	2007	2008

Statutory U.S. federal income tax rate (benefit)	(34.0)%	34.0%	34.0%	34.0%	34.0%
State income taxes, net of federal tax benefit	(2.5)	5.5	4.7	4.7	4.6
Recognition of deferred taxes upon charter conversion	(24.1)	—	—	—	—
Loss prior to charter conversion not subject to tax	15.2	—	—	—	—
Non deductible expenses	0.2	6.0	0.5	0.5	—
Other	0.7	1.4	0.8	0.8	—

Effective income tax rate (benefit)	(44.5)%	46.9%	40.0%	40.0%	38.6%

Significant components of the Company’s deferred income tax assets and liabilities as of December 31, 2006 and 2007, and at June 30, 2008 are as follows:

	As of December 31,		As of June 30,
	2006	2007	2008

Current deferred tax asset (liability):
Accounts receivable allowance for doubtful accounts	$3,023	$4,981	$4,981
State taxes	(194)	(286)	(286)
Other	155	(55)	(55)

Current deferred tax asset	2,984	4,640	4,640

Non-current deferred tax asset (liability):
Depreciation	1,938	1,712	1,712
Unrealized gains on available for sale securities	(23)	(52)	(8)
Redemption of Institute warrant	—	—	2,458
Intangibles	920	1,146	1,146

Non-current deferred tax asset	2,835	2,806	5,308

Net deferred tax asset	$5,819	$7,446	$9,948

As of January 1, 2008, the Company adopted FASB interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109, Accounting for Income Taxes, which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that the Company recognize the impact of a tax position in our financial statements if that position is more-likely-than-not of being sustained on audit, based on the technical merits of the position.

The adoption of FIN 48 did not result in an adjustment to opening retained earnings. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2008, the unrecognized tax benefit recorded was approximately $52, which, if reversed, would impact the effective tax rate. The Company’s uncertain tax positions are related to tax years that remain subject to

Grand Canyon Education, Inc.

Notes to 2005, 2006, and 2007 Financial Statements (Restated)
Notes to Unaudited Financial Statements for the Six Month Periods Ended June 30, 2007 and 2008
(In thousands of dollars, except share and per share data) — (Continued)

examination by tax authorities. As of June 30, 2008, the earliest tax year still subject to examination for federal and state purposes is 2005. During the second quarter ended June 30, 2008, the Internal Revenue Service (“IRS”) commenced an examination of our 2005 income tax return.

13.	Regulatory

The Company is subject to extensive regulation by federal and state governmental agencies and accrediting bodies. In particular, the Higher Education Act and the regulations promulgated thereunder by the Department of Education subject the Company to significant regulatory scrutiny on the basis of numerous standards that schools must satisfy in order to participate in the various federal student financial assistance programs under Title IV of the Higher Education Act.

To participate in the Title IV programs, an institution must be authorized to offer its programs of instruction by the relevant agency of the state in which it is located, accredited by an accrediting agency recognized by the Department of Education and certified as eligible by the Department of Education. The Department of Education will certify an institution to participate in the Title IV programs only after the institution has demonstrated compliance with the Higher Education Act and the Department of Education’s extensive regulations regarding institutional eligibility. An institution must also demonstrate its compliance to the Department of Education on an ongoing basis. As of December 31, 2007 and June 30, 2008, management believes the Company is in compliance with the applicable regulations in all material respects.

The Higher Education Act requires accrediting agencies to review many aspects of an institution’s operations in order to ensure that the training offered is of sufficiently high quality to achieve satisfactory outcomes, and that the institution is complying with accrediting standards. Failure to demonstrate compliance with accrediting standards may result in the imposition of probation or Show Cause orders, or the requirements of periodic reports, and ultimately the loss of accreditation if deficiencies are not remediated.

Political and budgetary concerns significantly affect the Title IV programs. Congress must reauthorize the student financial assistance programs of the Higher Education Act approximately every five to six years. The last comprehensive reauthorization of the Higher Education Act took place in 1998, and it has been temporarily extended several times since then. Congress has been considering a comprehensive reauthorization of the Higher Education Act.

A significant component of Congress’ initiative to reduce abuse in the Title IV programs has been the imposition of limitations on institutions whose former students default on the repayment of their federally guaranteed or funded student loans above specific rates (cohort default rate). Although the Company is not obligated to repay any of its students’ or former students’ defaults on payments of their federally guaranteed student loans, if such default rates equal or exceed 25% for three consecutive years, the institution may lose its eligibility to participate in, and its students will be denied access to, the federally guaranteed and funded student loan programs and the Federal Pell Grant program. An institution whose cohort default rate for any federal fiscal year exceeds 40% may have its eligibility to participate in all of the Title IV programs limited, suspended or terminated by the Department of Education.

All institutions participating in the Title IV programs must satisfy specific standards of financial responsibility. The Department of Education evaluates institutions for compliance with these standards each year, based on the institution’s annual audited financial statements, and also following a change in ownership, as defined by the Department of Education.

The Department of Education calculates the institution’s composite score for financial responsibility based on its (i) equity ratio, which measures the institution’s capital resources, ability to borrow and financial viability; (ii) primary reserve ratio, which measures the institution’s ability to support current operations from

Grand Canyon Education, Inc.

Notes to 2005, 2006, and 2007 Financial Statements (Restated)
Notes to Unaudited Financial Statements for the Six Month Periods Ended June 30, 2007 and 2008
(In thousands of dollars, except share and per share data) — (Continued)

expendable resources; and (iii) net income ratio, which measures the institution’s ability to operate at a profit. An institution that does not meet the Department of Education’s minimum composite score may demonstrate its financial responsibility by posting a letter of credit in favor of the Department of Education and possibly accepting other conditions on its participation in the Title IV programs. As of December 31, 2007, the Company satisfied each of the Department of Education’s standards of financial responsibility. For the year ended December 31, 2007, the Company received $69,696 of Title IV funds, out of total eligible cash receipts of $94,216, resulting in a Title IV percentage of 74.0%.

Because the Company operates in a highly regulated industry, it, like other industry participants, may be subject from time to time to investigations, claims of non-compliance, or lawsuits by governmental agencies or third parties, which allege statutory violations, regulatory infractions, or common law causes of action. While there can be no assurance that regulatory agencies or third parties will not undertake investigations or make claims against the Company, or that such claims, if made, will not have a material adverse effect on the Company’s business, results of operations or financial condition, management believes it has materially complied with all regulatory requirements.

14.	Employee Benefit Plan

Effective February 1, 2004 the Company adopted a 401(k) Defined Contribution Benefit Plan (the “Plan”). The Plan provides eligible employees, upon date of hire, with an opportunity to make tax-deferred contributions into a long-term investment and savings program. All employees over the age of 21 are eligible to participate in the plan. The Plan allows eligible employees to contribute to the Plan subject to Internal Revenue Code restrictions and the Plan allows the Company to make discretionary matching contributions. No employer contributions were made for the years ended December 31, 2005 and 2006. The Company made discretionary matching contributions to the plan of $250 for the year ended December 31, 2007. No matching contribution was made to the plan during the first six months of 2007 or 2008.

15.	Related Party Transactions

Related party transactions include transactions between the Company and certain of its shareholders and affiliates. The following transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

As of and for the years ended December 31, 2005, 2006, and 2007, and as of and for the six months ended June 30, 2008, related party transactions consisted of the following:

Shareholders

Significant Education Holding, LLC (Sig Ed) — At December 31, 2007 and June 30, 2008, Sig Ed holds 10,000 shares of the Company’s common stock. The Company has not engaged in any transactions with Sig Ed, but has engaged in certain transactions with members of Sig Ed, as discussed below.

220 Partners, LLC (220 Partners) — 220 Partners, which is affiliated with several entities that hold membership interests in Sig Ed and a former director of the Company, received management, consulting fees, and reimbursed expenses of $299, $299, $0 and $0 in the years ended December 31, 2005, 2006, and 2007, and in the six months ended June 30, 2008, respectively. There were no amounts due from or payable to 220 Partners at December 31, 2006, and 2007 or at June 30, 2008.

Affiliates of 220 Partners purchased 632 shares of Series C for $2,212 in 2007, of which $1,409 was due as of December 31, 2007 and was included in the due from related parties on the accompanying balance

Grand Canyon Education, Inc.

Notes to 2005, 2006, and 2007 Financial Statements (Restated)
Notes to Unaudited Financial Statements for the Six Month Periods Ended June 30, 2007 and 2008
(In thousands of dollars, except share and per share data) — (Continued)

sheet. This amount was paid January 6, 2008. There were no other amounts due from or payable to an affiliate of 220 Partners at December 31, 2006 and 2007 or at June 30, 2008.

Rich Crow Enterprises, LLC (Rich Crow) — Members of Rich Crow include the Executive Chairman and General Counsel of the Company who are also both Directors. Rich Crow also is a member of Sig Ed. A member of Rich Crow is also related to the owner of a company that provided marketing services totaling $454, $115 and $218 in the year ended December 31, 2007, and the six months ended June 30, 2007 and 2008, respectively, of which $72 and $20 were owed at December 31, 2007, and June 30, 2008, respectively.

The Company had a non-cancelable operating lease agreement for administrative facilities with Arrowhead Holdings Management Co., LLC (Arrowhead), a management company owned by, among others, irrevocable trust for the benefit of the Company’s Executive Chairman and General Counsel. The Company paid $155, $0, $0 and $0 for services and reimbursements during the years ended December 31, 2005, 2006, and 2007, and the six months ended June 30, 2008, respectively.

Members of Rich Crow had a $2,000 irrevocable letter of credit in favor of the Company as discussed further in Note 6. During 2006, this letter of credit was transferred from Rich Crow and collateralized by cash of the Company and secured by the lease facilities of the Company.

Significant Ventures, LLC (Significant Ventures) — Significant Ventures is a member of Sig Ed. In the years ended December 31, 2005, 2006, and 2007, and the six months ended June 30, 2008, the Company made payments of $124, $390, $0, and $0, respectively, to Significant Ventures for services and reimbursement of expenses. There were no amounts due from or payable to Significant Ventures as of December 31, 2006, and 2007 or June 30, 2008.

Endeavour Capital Fund IV, LP, Endeavour Associated Fund IV, LP, and Endeavour Capital Parallel Fund IV, LP (Endeavour) — Members of the Company’s Board of Directors are also employees of Endeavour. In March 2005, the Company obtained $14,000 from Endeavour in exchange for the issuance of senior secured promissory notes. The Company paid interest of $340 to Endeavour in relation to the notes. On August 24, 2005, the principal balance on the promissory notes was exchanged for Series A. The Company also paid Endeavour management and reimbursed fees of $88, $269, $296, and $211 for the years ended December 31, 2005, 2006 and 2007, and the six months ended June 30, 2008, respectively. As of December 31, 2006 and 2007 and June 30, 2008 there were no amounts due from or payable to Endeavour.

Affiliates

Mind Streams, LLC (Mind Streams) and 21st Century, LLC (21st Century)  — Mind Streams and 21st Century are owned and operated, in part, by the father of the Company’s Executive Chairman and General Counsel. See further discussion in Note 2, Summary of Significant Accounting Policies — Selling and Promotional.

Youth In Motion — Youth In Motion is owned by the Chief Operating Officer (COO) of the Company. The Company paid consulting fees and expense reimbursements to Youth In Motion of $188, $113, $0 and $0 in the years ended December 31, 2005, 2006, and 2007, and the six months ended June 30, 2008, respectively. There were no amounts due from or payable to Youth In Motion at December 31, 2006 and 2007 or June 30, 2008.

The Center for Educational Excellence, LLC (CEE) — Members of CEE include the COO of the Company. The Company paid $607 and $183 of expenses on CEE’s behalf during the year ended December 31, 2007 and the six months ended June 30, 2008, respectively, and was reimbursed $331, and $4,

Grand Canyon Education, Inc.

Notes to 2005, 2006, and 2007 Financial Statements (Restated)
Notes to Unaudited Financial Statements for the Six Month Periods Ended June 30, 2007 and 2008
(In thousands of dollars, except share and per share data) — (Continued)

respectively, and was owed $276 and $455, respectively, included in due from related parties at December 31, 2007 and June 30, 2008.

16.	Valuation and Qualifying Accounts

	Balance at			Balance at
	Beginning of	Charged to		End of
	Year	Expense	Deductions(1)	Year

Allowance for doubtful accounts receivable:
Year ended December 31, 2005	$2,868	2,632	(1,132)	$4,368
Year ended December 31, 2006	$4,368	4,664	(1,652)	$7,380
Year ended December 31, 2007	$7,380	6,257	(1,479)	$12,158
Six months ended June 30, 2008	$12,158	4,052	(768)	$15,442

(1)	Deductions represent accounts written off, net of recoveries.

17.	Subsequent Events

(a) Initial Public Offering and Distribution of Dividends:  In 2008, the Company commenced preparation for an initial public offering under the Securities Act. On [ • ], 2008 the Company’s Board of Directors approved the payment of a special distribution to its stockholders of record as of [ • ] to be paid from the proceeds of the initial public offering, if and when it is completed.

(b) Pro Forma Information (Unaudited):  As the special distribution referred to in Note 17(a) represents distributions to existing shareholders to be made from the proceeds of an initial public offering the accompanying pro forma balance sheets as of December 31, 2007 and June 30, 2008 reflecting the distribution, but not giving effect to the offering proceeds, are presented. In addition, as the amount of distribution exceeds net income for the twelve-month period ended June 30, 2008, pro forma earnings per common share, basic and diluted, are presented in the accompanying statements of operations for the year ended December 31, 2007 and for the six-month period ended June 30, 2008, giving effect to the number of shares that would be required to be issued at an assumed initial public offering price of $[ ] per share to pay

Grand Canyon Education, Inc.

Notes to 2005, 2006, and 2007 Financial Statements (Restated)
Notes to Unaudited Financial Statements for the Six Month Periods Ended June 30, 2007 and 2008
(In thousands of dollars, except share and per share data) — (Continued)

the amount of dividends that exceeds net income for the twelve-month period ended June 30, 2008. The calculations of the pro forma earnings per common share, basic and diluted, discussed above are as follows:

Calculation of number of additional shares to be issued:

Net income available to common stockholders for the year ended December 31, 2007	$1,177
Less net income available to common stockholders for the six-month period ended June 30, 2007	(734)
Plus net income available to common stockholders for the six-month period ended June 30, 2008	2,703

Net income available to common stockholders for the twelve-month period ended June 30, 2008	$3,146
Amount of dividends to be paid	[ ● ]

Excess of dividends over earnings	[ ● ]

Number of shares required to be issued at $[ ● ] per share to pay excess of dividends over earnings	[ ● ]

Calculation of pro forma earnings per common share, basic and diluted:

		Six-Month Period
	Year Ended	Ended
	December 31, 2007	June 30, 2008

Net income available to common stockholders	$1,177	$2,703
Shares used in computing earnings per common share — historical:
Basic	10,363	10,454
Diluted	19,246	17,866
Shares used in computing earnings per common share — pro forma:
Basic	[ ● ]	[ ● ]
Diluted	[ ● ]	[ ● ]
Pro forma earnings per common share:
Basic	[ ● ]	[ ● ]
Diluted	[ ● ]	[ ● ]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following are the estimated expenses to be incurred in connection with the issuance and distribution of the securities registered under this registration statement, other than underwriting discounts and commissions. All amounts shown are estimates except the SEC registration fee and the Financial Industry Regulatory, Inc. filing fee. The following expenses will be borne solely by the registrant.

SEC registration fee		$9,039
FINRA filing fee		23,500
Nasdaq listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing expenses		*
Transfer agent fees and expenses		*
Miscellaneous expenses		*

Total	$

*	Estimate

Item 14.	Indemnification of Directors and Officers.

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue, or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

Section 8.1 of our bylaws that will be in effect upon completion of this offering will provide that we will indemnify, to the fullest extend permitted by the DGCL, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he, or a person for whom he is the legal representative, is or was one of our directors or officers or, while serving as one of our directors or officers, is or was serving at our request as a director, officer, employee, or agent of another corporation or of another entity, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person, subject to limited exceptions relating to indemnity in connection with a proceeding (or part thereof) initiated by such person. Section 8.1 of our bylaws that will be in effect upon completion of this offering will further provide for the advancement of expenses to each of our officers and directors.

Article IX of our charter that will be in effect upon completion of this offering will provide that, to the fullest extent permitted by the DGCL, as the same exists or may be amended from time to time, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under Section 102(b)(7) of the DGCL, the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty can be limited or eliminated except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL (relating to unlawful payment of dividend or unlawful stock purchase or redemption); or (iv) for any transaction from which the director derived an improper personal benefit.

We also intend to maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers, whether or not we would have the power to indemnify such person against such liability under the DGCL or the provisions of charter or bylaws.

In connection with the sale of common stock being registered hereby, we intend to enter into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and by our charter and bylaws.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us, within the meaning of the Securities Act, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

Preferred Stock

On March 31, 2005, we sold $14.0 million aggregate principal amount of notes to the Endeavour Entities. On August 24, 2005, we sold 5,953 shares of our newly designated Series A convertible preferred stock at a purchase price of $3,233.67 per share, or $19.3 million total, of which 4,948 shares were sold to the Endeavour Entities and 1,005 shares were sold to 220 GCU, L.P. A substantial portion of the purchase price paid by the Endeavour Entities was paid through the contributions to us of the notes that were previously issued to the Endeavour Entities. The sales were made in reliance on Section 4(2) of the Securities Act.

On December 31, 2005, we issued 2,163 shares of our newly designated Series B preferred stock and received gross proceeds of approximately $7.0 million, or $3,236.25 per share, in the form of a stock subscription receivable. The receivable was subsequently paid in April 2006. Of these shares, 1,298 were sold to the Endeavour Entities and 865 were sold to Rich Crow Enterprises, LLC. The sales were made in reliance on Section 4(2) of the Securities Act.

On December 18, 2007, we sold an aggregate of 3,829 shares of our newly designed Series C preferred stock at a purchase price of $3,500 per share, or approximately $13.4 million total, of which 1,675 shares were sold to the Endeavour Entities, 834 shares were sold to Rich Crow Enterprises, LLC, and 935 shares were sold to the 220 Entities. The purchase price payable by Rich Crow Enterprises for its shares of Series C preferred stock was paid in part by the exchange of the 865 outstanding shares of Series B preferred stock it purchased in 2006. The sales were made in reliance on Rule 506 of Regulation D promulgated under the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

Number	Description

1.1	Form of Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation*
3.2	Amended and Restated Bylaws*
4.1	Specimen of Stock Certificate*
4.2	Investor Rights Agreement, dated August 24, 2005, by and among Significant Education, Inc. and the other parties named therein*
5.1	Opinion of DLA Piper US LLP*
10.1	Senior Management Agreement, dated August 24, 2005, by and between Significant Education, Inc. and Brent Richardson†#
10.2	Senior Management Agreement, dated August 24, 2005, by and between Significant Education, Inc. and Christopher Richardson†#
10.3	Senior Management Agreement, dated August 24, 2005, by and between Significant Education, Inc. and John Crowley†#
10.4	Amendment to Senior Management Agreement, dated June 28, 2006, by and between Significant Education, Inc. and John Crowley†#
10.5	2008 Equity Incentive Plan*
10.6	2008 Employee Stock Purchase Plan*
10.7	Lease Agreement, effective June 28, 2004, by and between Spirit Finance Acquisitions, LLC and Significant Education, LLC#
10.8	First Amendment to Lease Agreement, effective September 24, 2004, by and between Spirit Finance Acquisitions, LLC and Significant Education, LLC#
10.9	Second Amendment to Lease Agreement, effective August 23, 2005, by and between Spirit Master Funding, LLC and Significant Education, LLC#
10.10	Third Amendment to Lease Agreement, effective June 2006, by and between Spirit Master Funding, LLC and Significant Education, Inc.#
10.11	Fourth Amendment to Lease Agreement, effective August 9, 2006, by and between Spirit Master Funding, LLC and Significant Education, Inc.#
10.12	Fifth Amendment to Lease Agreement, effective December 31, 2006, by and between Spirit Master Funding, LLC and Significant Education, Inc.#
10.13	Sixth Amendment to Lease Agreement, effective September 30, 2007, by and between Spirit Master Funding, LLC and Significant Education, Inc.#
10.14	Seventh Amendment to Lease Agreement, effective March 28, 2008, by and between Spirit Master Funding, LLC and Significant Education, Inc.#
10.15	License Agreement, dated June 30, 2004, by and between Blanchard Education, LLC and Significant Education, LLC#
10.16	Letter Agreement, dated February 6, 2006, by and between The Ken Blanchard Companies and Grand Canyon University#
10.17	Amendment to License Agreement, dated May 8, 2008, by and between Blanchard Education, LLC and Grand Canyon Education, Inc.#
10.18	Collaboration Agreement, dated July 11, 2005, by and between Mind Streams, LLC and Significant Education, LLC (as supplemented by Project One and Project Two)

Number	Description

10.19	Executive Employment Agreement, dated June 25, 2008, by and between Grand Canyon Education, Inc. and Daniel E. Bachus†
10.20	Executive Employment Agreement, dated June 25, 2008, by and between Grand Canyon Education, Inc. and Brian E. Mueller†
10.21	Executive Employment Agreement, dated June 25, 2008, by and between Grand Canyon Education, Inc. and W. Stan Meyer†
23.1	Consent of DLA Piper US LLP (included in Exhibit 5.1)*
23.2	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney#
99.1	Consent of David J. Johnson#
99.2	Consent of Jack A. Henry#

Significant Education, LLC is the predecessor to Significant Education, Inc., which is the former name of Grand Canyon Education, Inc.

#	Previously filed.

*	To be filed by amendment.

†	Indicates a management contract or any compensatory plan, contract or arrangement.

(b) Financial Statement Schedules

All schedules are omitted because they are not required, are not applicable or, the information is included in the financial statements or the notes thereto.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of us in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

We hereby undertake that:

(i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona on August 12, 2008.

GRAND CANYON EDUCATION, INC.

By:	/s/ Brian E. Mueller
Brian E. Mueller
Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement and the Power of Attorney has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Brent D. Richardson	Executive Chairman	August 12, 2008

/s/ Brian E. Mueller Brian E. Mueller	Chief Executive Officer (Principal Executive Officer)	August 12, 2008

/s/ Daniel E. Bachus Daniel E. Bachus	Chief Financial Officer (Principal Financial and Principal Accounting Officer)	August 12, 2008

/s/ Christopher C. Richardson Christopher C. Richardson	General Counsel and Director	August 12, 2008

* D. Mark Dorman	Director	August 12, 2008

* Chad N. Heath	Director	August 12, 2008

*By: /s/ Christopher C. Richardson Christopher C. Richardson Attorney-in-fact

EXHIBIT INDEX

Number	Description

1.1	Form of Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation*
3.2	Amended and Restated Bylaws*
4.1	Specimen of Stock Certificate*
4.2	Investor Rights Agreement, dated August 24, 2005, by and among Significant Education, Inc. and the other parties named therein*
5.1	Opinion of DLA Piper US LLP*
10.1	Senior Management Agreement, dated August 24, 2005, by and between Significant Education, Inc. and Brent Richardson†#
10.2	Senior Management Agreement, dated August 24, 2005, by and between Significant Education, Inc. and Christopher Richardson†#
10.3	Senior Management Agreement, dated August 24, 2005, by and between Significant Education, Inc. and John Crowley†#
10.4	Amendment to Senior Management Agreement, dated June 28, 2006, by and between Significant Education, Inc. and John Crowley†#
10.5	2008 Equity Incentive Plan*
10.6	2008 Employee Stock Purchase Plan*
10.7	Lease Agreement, effective June 28, 2004, by and between Spirit Finance Acquisitions, LLC and Significant Education, LLC#
10.8	First Amendment to Lease Agreement, effective September 24, 2004, by and between Spirit Finance Acquisitions, LLC and Significant Education, LLC#
10.9	Second Amendment to Lease Agreement, effective August 23, 2005, by and between Spirit Master Funding, LLC and Significant Education, LLC#
10.10	Third Amendment to Lease Agreement, effective June 2006, by and between Spirit Master Funding, LLC and Significant Education, Inc.#
10.11	Fourth Amendment to Lease Agreement, effective August 9, 2006, by and between Spirit Master Funding, LLC and Significant Education, Inc.#
10.12	Fifth Amendment to Lease Agreement, effective December 31, 2006, by and between Spirit Master Funding, LLC and Significant Education, Inc.#
10.13	Sixth Amendment to Lease Agreement, effective September 30, 2007, by and between Spirit Master Funding, LLC and Significant Education, Inc.#
10.14	Seventh Amendment to Lease Agreement, effective March 28, 2008, by and between Spirit Master Funding, LLC and Significant Education, Inc.#
10.15	License Agreement, dated June 30, 2004, by and between Blanchard Education, LLC and Significant Education, LLC#
10.16	Letter Agreement, dated February 6, 2006, by and between The Ken Blanchard Companies and Grand Canyon University#
10.17	Amendment to License Agreement, dated May 8, 2008, by and between Blanchard Education, LLC and Grand Canyon Education, Inc.#
10.18	Collaboration Agreement, dated July 11, 2005, by and between Mind Streams, LLC and Significant Education, LLC (as supplemented by Project One and Project Two)
10.19	Executive Employment Agreement, dated June 25, 2008, by and between Grand Canyon Education, Inc. and Daniel E. Bachus†
10.20	Executive Employment Agreement, dated June 25, 2008, by and between Grand Canyon Education, Inc. and Brian E. Mueller†
10.21	Executive Employment Agreement, dated June 25, 2008, by and between Grand Canyon Education, Inc. and W. Stan Meyer†
23.1	Consent of DLA Piper US LLP (included in Exhibit 5.1)*
23.2	Consent of Independent Registered Public Accounting Firm

Number	Description

24.1	Power of Attorney#
99.1	Consent of David J. Johnson#
99.2	Consent of Jack A. Henry#

Significant Education, LLC is the predecessor to Significant Education, Inc., which is the former name of Grand Canyon Education, Inc.

#	Previously filed.

*	To be filed by amendment.

†	Indicates a management contract or any compensatory plan, contract or arrangement.